Exhibit 99.1

Tencent Music Entertainment Group Supplemental and Updated Disclosures

Tencent Music Entertainment Group (the “Company,” “we” or “TME”) has published a listing document (the “Listing Document”) in connection with a proposed secondary listing (the “Listing”) of its Class A ordinary shares (the “Shares”), with a par value of US$0.000083 each, on the Main Board of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) by way of introduction.

The Listing Document contains new and supplemental descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules, updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”), as well as financial statements for the three months ended March 31, 2021 and 2022 and as of March 31, 2021 and 2022 in the section headed “Consolidated Financial Statements.” This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental, and updated information and disclosures as described below. The disclosures herein supplement, and should be read in conjunction with, the disclosures in the 2021 Form 20-F and other disclosures in documents or reports filed with or furnished to the United States Securities and Exchange Commission. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Listing Document. Unless otherwise stated, the conversions between Renminbi into U.S. dollars and from U.S. dollars into Renminbi in this document were made at a rate of RMB6.3393 to US$1.00 and the conversions between U.S. dollars and Hong Kong dollars were made at the rate of HK$7.8325 to US$1.00, the respective exchange rate on March 31, 2022 set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve Board. All translations of financial data as of and for the three months ended June 30, 2022 from Renminbi into U.S. dollars were made at the rate of RMB6.6981 to US$1.00, the exchange rate on June 30, 2022 set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve Board.

As the Company has applied for a secondary listing on the Hong Kong Stock Exchange, the New York Stock Exchange will continue to be the Company’s primary listing venue. The Company has also applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Stock Exchange Listing Rules. If these applications are approved, the Company would be exempted from certain requirements to which other companies listed on the Hong Kong Stock Exchange are subject. The Company does not expect the Listing to result in significant additional compliance or disclosure obligations.

There is no assurance as to if or when the Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS

This exhibit contains statements that constitute forward-looking statements. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

These forward-looking statements include, but are not limited to, statements about our goals and growth strategies, our future business development, results of operations and financial condition, relevant government policies and regulations relating to our business and industry, general economic and business conditions in China, and assumptions underlying or related to any of the foregoing.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: TME’s growth strategies; TME’s future business development, financial condition and results of operations; TME’s ability to retain, grow and engage the user base and expand the content and experience offerings; TME’s ability to retain and grow the paying users and drive their spending on its services; expected changes in TME’s revenues, content-related costs and operating margins; TME’s ability to retain key personnel and attract new talent; competition landscape in China’s online music and audio entertainment industry; general economic, political, demographic and business conditions in China and globally; the regulatory environment in which TME operates and assumptions underlying or related to any of the foregoing.

The forward-looking statements made in this exhibit relate only to events or information as of the date on which the statements are made in this exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this exhibit completely in conjunction with our annual reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.

RECENT DEVELOPMENTS

The following section sets forth certain recent developments that have been updated and/or supplemented in the Listing Document.

OPERATIONAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2022

The following tables set forth our key operating metrics for the periods indicated. See “— Key Operating Metrics” for more information about how these operating metrics are calculated.

	For the three months ended June 30,
	2022	2021	YoY %
Mobile MAU — online music (million)	593	623	(4.8%)
Mobile MAU — social entertainment (million)	166	209	(20.6%)
Paying users — online music (million)	82.7	66.2	24.9%
Paying users — social entertainment (million)	7.9	11.0	(28.2%)
Monthly ARPPU — online music (RMB)	8.5	9.0	(5.6%)
Monthly ARPPU — social entertainment (RMB)	169.9	153.3	10.8%

For online music services, we experienced a year-over-year decrease in mobile MAUs during the second quarter, primarily due to reduced marketing spending. However, we achieved robust year-over-year and quarter-over-quarter subscription revenue growth along with paying user growth and a sequential rebound of ARPPU, as we are strategically focused on driving monetization efficiencies of our online music services to maximize the monetization potential of our already-massive base of mobile MAUs. Leveraging our high-quality content offerings and services, we will continue to benefit from our expanded sales channels and paying user loyalty.

For social entertainment services, while we achieved a sequential improvement in mobile MAUs, we experienced year-over-year decreases in mobile MAUs and paying users during the second quarter, primarily due to increased market competition. China’s music-centric social entertainment services market is rapidly evolving with increasingly intensified competition. To drive user engagement in the long term, we are seeking to further improve our competitiveness through continuous product innovations and a variety of new initiatives, such as audio live streaming and virtual interactive product offerings.

FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2022

Summary Consolidated Results of Operations

The table below sets forth our summary unaudited condensed consolidated income statement for the periods indicated.

	For the Three Months Ended June 30,
	2021		2022
	RMB	%	RMB	US$	%

	(in millions, except for percentages) (unaudited)
Revenues
Online music services	2,950	36.8	2,878	430	41.7
Social entertainment services and others	5,058	63.2	4,027	601	58.3
Total revenues	8,008	100.0	6,905	1,031	100.0
Cost of revenues	(5,571)	(69.6)	(4,842)	(723)	(70.1)
Gross profit	2,437	30.4	2,063	308	29.9
Operating expenses
Selling and marketing expenses	(669)	(8.3)	(303)	(45)	(4.4)
General and administrative expenses	(1,008)	(12.6)	(1,114)	(166)	(16.1)
Total operating expenses	(1,677)	(20.9)	(1,417)	(212)	(20.5)
Interest income	123	1.5	151	23	2.2
Other gains, net	152	1.9	248	37	3.5
Operating profit	1,035	12.9	1,045	156	15.1
Share of net loss of investments accounted for using equity method	(22)	(0.3)	(6)	(1)	(0.1)
Finance cost	(29)	(0.3)	(23)	(3)	(0.3)
Profit before income tax	984	12.3	1,016	152	14.7
Income tax expense	(113)	(1.4)	(124)	(19)	(1.8)
Profit for the period	871	10.9	892	133	12.9
Attributable to:
Equity holders of the Company	827	10.4	856	128	12.4
Non-controlling interests	44	0.5	36	5	0.5
	871	10.9	892	133	12.9

Revenues

The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Three Months Ended June 30,
	2021		2022
	RMB	%	RMB	US$	%

	(in millions, except for percentages) (unaudited)
Revenues
Online music services	2,950	36.8	2,878	430	41.7
Social entertainment services and others	5,058	63.2	4,027	601	58.3

Total revenues	8,008	100.0	6,905	1,031	100.0

Our total revenues decreased by 13.8% from RMB8.0 billion for the second quarter of 2021 to RMB6.9 billion (US$1.0 billion) in the same period of 2022.

•

Revenue from online music services decreased by 2.4% from RMB3.0 billion for the second quarter of 2021 to RMB2.9 billion (US$430 million) in the same period of 2022. Revenue from music subscriptions was RMB2.1 billion (US$315 million), representing a 17.6% growth compared to RMB1.8 billion in the second quarter of 2021, primarily due to the increase in the number of paying users by 24.9%. ARPPU decreased from RMB9.0 in the second quarter of 2021 to RMB8.5 this quarter mainly due to the fact that we offered more promotions to attract users. Revenue from advertising decreased on a year-over-year basis due to the impact from industry adjustments on splash ads and the COVID-19 pandemic in some major cities. Sublicensing revenues also decreased on a year-over-year basis due to restructuring of agreements with certain music labels.

•

Revenue from social entertainment services and others decreased by 20.4% from RMB5.1 billion for the second quarter of 2021 to RMB4.0 billion (US$601 million) in the same period of 2022. On a year-over-year basis, ARPPU increased by 10.8% in the second quarter of 2022, while paying users of social entertainment services decreased by 28.2%. The decrease was mainly due to the impact of increased competition from other platforms.

Cost of Revenues

Cost of revenues decreased by 13.1% from RMB5.6 billion for the second quarter of 2021 to RMB4.8 billion (US$723 million) in the same period of 2022. The decrease was primarily due to decrease in revenue sharing fees and agency fees resulting from decrease in revenue from social entertainment services and advertising services on a year-over-year basis.

Gross Profit and Gross Margin

Gross profit decreased by 15.3% from RMB2.4 billion for the second quarter of 2021 to RMB2.1 billion (US$308 million) in the same period of 2022. Gross margin slightly decreased by 0.5% from 30.4% for the second quarter of 2021 to 29.9% in the same period of 2022. This decrease in gross margin was primarily because the decrease in our total revenues outpaced the decrease in our total cost of revenues as some of them remained fixed in nature. We are taking measures to manage costs effectively and improve overall efficiency.

Operating Expenses

Total operating expenses decreased by 15.5% from RMB1.7 billion for the second quarter of 2021 to RMB1.4 billion (US$212 million) in the same period of 2022. Operating expenses as a percentage of total revenues decreased by 0.4% from 20.9% in the second quarter of 2021 to 20.5% in the same period of 2022.

Selling and marketing expenses

Selling and marketing expenses decreased by 54.7% from RMB669 million for the second quarter of 2021 to RMB303 million (US$45 million) in the same period of 2022. This decrease was primarily due to effective control over marketing expenses and optimization of the overall promotion structure to improve operating efficiency.

General and administrative expenses

General and administrative expenses increased by 10.5% from RMB1.0 billion to RMB1.1 billion (US$166 million) in the same period of 2022. The increase was mainly due to the expenses related to the application for the Listing and increased investment in research and development to expand our competitive advantages in product and technology innovations.

Profit for the period

Profit for the period was RMB0.9 billion (US$133 million) in the second quarter of 2022, as compared to RMB0.9 billion in the same period of 2021.

Net Current Assets and Liabilities

We recorded net current assets of RMB15.8 billion (US$2.4 billion) as of June 30, 2022. The table below sets forth our current assets and current liabilities as of the dates indicated.

	As of March 31,	As of June 30,
	2022	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)
	(in millions)
Current assets:
Inventories	23	23	3
Accounts receivable	2,513	2,898	433
Prepayments, deposits and other assets	2,690	3,398	507
Other investments	37	37	6
Short-term investments	1,088	1,116	167
Term deposits	10,556	10,202	1,523
Cash and cash equivalents	8,353	10,044	1,500

Total current assets	25,260	27,718	4,138

Current liabilities:
Accounts payable	5,179	5,738	857
Other payables and other liabilities	3,500	3,787	565
Current tax liabilities	425	393	59
Lease liabilities	86	88	13
Deferred revenue	1,872	1,895	283

Total current liabilities	11,062	11,901	1,777

Net current assets	14,198	15,817	2,361

Our current assets increased from RMB25.3 billion as of March 31, 2022 to RMB27.7 billion (US$4.1 billion) as of June 30, 2022, primarily due to (i) increased cash and cash equivalents; and (ii) increased prepayments, deposits and other assets as a result of increases in prepaid content royalties.

Our current liabilities increased from RMB11.1 billion as of March 31, 2022 to RMB11.9 billion (US$1.8 billion) as of June 30, 2022, attributable primarily to the increased accounts payable for operational costs and expenses.

Cash and Cash Equivalents

As of June 30, 2022, the balance of our cash, cash equivalents amounted to RMB10.0 billion (US$1.5 billion), compared to RMB8.4 billion as of March 31, 2022.

RECENT PRC REGULATORY DEVELOPMENTS

Cybersecurity and Data Privacy

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, effective from November 1, 2021. See “Regulatory Overview — Regulations on Internet Security” and “Regulatory Overview — Regulations on Privacy Protection.” On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC regulatory authorities jointly issued the Cybersecurity Review Measures which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before listing in a foreign country. On April 26, 2022, we consulted the China Cybersecurity Review Technology and Certification Center (the “CCRC”), which was entrusted by the CAC to set up cybersecurity review consultation hotlines, on a real-name basis. The CCRC has advised us that (i) the term of “listing in a foreign country” under the Cybersecurity Review Measures does not apply to listings in Hong Kong for purposes of the mandatory obligation to apply for a cybersecurity review with the CAC, and (ii) since the Regulations on Network Data Security Management (Draft for Comment) has not become effective or been formally implemented, the mandatory obligation to apply for a cybersecurity review with the CAC does not apply to the Listing. Our PRC Legal Adviser is of the view, based on consultation with the CCRC, that the term of “listing in a foreign country” under the Cybersecurity Review Measures does not apply to listings in Hong Kong for purposes of the mandatory obligation to apply for a cybersecurity review with the CAC. However, given the Cybersecurity Review Measures were recently promulgated, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. See “Regulatory Overview — Regulations on Internet Security.”

We believe that the Listing is unlikely to give rise to any national security risks under the Cybersecurity Review Measures, having considered that, as of September 7, 2022 (the “Latest Practicable Date”), (i) we had not been notified by any PRC regulatory authorities of being classified as a critical information infrastructure operator which may be subject to cybersecurity review in certain circumstances that may affect national security in accordance with the Cybersecurity Review Measures; (ii) we had implemented comprehensive policies and rules and taken necessary measures on cybersecurity and data protection, which are in compliance with the mandatory requirements of the PRC regulatory authorities in all material respects; (iii) the users’ personal information we collect and generate within the territory of mainland China is stored within the territory of mainland China, and our daily operations and the Listing do not involve cross-border transfer of identified core data, important data or a large amount of personal information, which could increase the possibility of us being subject to a cybersecurity review that may be initiated by relevant regulatory authorities at their discretion; (iv) we had not received any inquiry, notice, warning from any PRC regulatory authorities, or have not been subject to any investigation, sanctions or penalties made by any PRC regulatory authorities regarding national security risks caused by our business operations or the proposed Listing; and (v) we had not been involved in any service, product or data processing activities that might give rise to national security risks based on the factors set out in Article 10 of the Cybersecurity Review Measures and have not been inquired, investigated, warned or penalized by any PRC authorities in this respect. Based on foregoing, our PRC Legal Adviser is of the view that, as of the Latest Practicable Date, the likelihood that our business operations and/or the proposed Listing would subject us to a cybersecurity review under the Cybersecurity Review Measures is relatively low. However, our PRC Legal Adviser has also advised us that, given that (i) there is no clear explanation or interpretations as to how to determine what “may affect national security” under the current effective PRC laws and regulations, (ii) the identification of critical information infrastructure operators and the scope of network products or services and data processing activities that affect or may affect national security remain unclear and are subject to interpretation by relevant PRC regulatory authorities, and (iii) the PRC regulatory authorities have discretion in interpreting the regulations, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC Legal Adviser.

Furthermore, on November 14, 2021, the CAC published the Regulations on Network Data Security Management (Draft for Comment), or the Draft Regulations on Network Data, which reiterate the circumstances under which data processors shall apply for cybersecurity review, including, among others, (i) the data processors who process over one million users’ personal information apply for listing in a foreign county; and (ii) the data processors’ proposed listing in Hong Kong affects or may affect national security. However, it provides no further explanation or interpretation as to how to determine what “may affect national security,” and there remain uncertainties whether we would be subject to the cybersecurity review for this Listing pursuant to such measures. As of the Latest Practicable Date, there is no schedule as to when the Draft Regulations on Network Data will be enacted. Substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation.

In the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2022 (the “Track Record Period”) and up to the Latest Practicable Date, (i) there had been no material incident of data or personal information leakage, infringement of data protection and privacy laws and regulations or investigation or other legal proceeding, pending or threatened against us initiated by competent regulatory authorities or third parties, that will materially and adversely affect the business of us; (ii) we had not been subject to any material fines, administrative penalties, or other sanctions by any relevant regulatory authorities in relation to violation of cybersecurity and data protection laws and regulations; and (iii) we had not been involved in any investigations on cybersecurity review made by the CAC. In addition, we have maintained a comprehensive and rigorous data protection program and implemented comprehensive and strict internal policies, procedures and measures to ensure our compliance practice in data protection. See “Business — Technology and Data Capabilities — Data Security and Privacy” for details. Moreover, we will (a) closely monitor and assess any regulatory development in relation to cybersecurity and data protection; (b) adjust and optimize our practices in data protection in a timely manner to comply with the new requirements imposed by any new laws and regulations; (c) continuously improve our data security protection technologies and internal control procedures and engage external professional parties to advise us on cybersecurity and data protection requirements, if needed; and (d) proactively maintain communications with the relevant PRC regulators.

Based on the foregoing, our PRC Legal Adviser and Directors are of the view that we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection in all material aspects. In addition, our Directors and PRC Legal Adviser do not believe that the Draft Regulations on Network Data, if implemented in the current form, would have a material adverse impact on our business operations or the proposed Listing, nor do they foresee any material impediments for us to comply with the requirements under the Draft Regulations on Network Data in all material aspects.

Filings and Approvals Required by the PRC Regulatory Authorities Regarding the Proposed Listing

On December 24, 2021, the CSRC published the Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Administrative Provisions, and the Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), or the Draft Measures, for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, incomes or other similar interests, are required to file with the CSRC within three business days after submitting their application documents to the regulator in the place of intended listing or offering. See “Regulatory Overview — Regulations on M&A and Overseas Listings.”

Further, at the press conference held for these draft regulations on December 24, 2021, officials from the CSRC clarified that only the initial public offerings by PRC domestic companies and financing by existing overseas-listed PRC domestic companies would be required to complete the filing process if these drafts became effective in their current forms, and the existing overseas-listed companies that do not have subsequent financing activities will be allowed to complete the filing within the transition period. Therefore, if these draft regulations become effective in their current forms before this Listing is completed, our PRC Legal Adviser is of the view that we may be required to complete the filing procedures with the CSRC in connection with this Listing. The officials from the CSRC have also confirmed that companies with VIE structure may conduct overseas offerings and listings if they comply with applicable PRC laws and regulations. As advised by our PRC Legal Adviser, as of the date of the Listing Document, each of the agreements under the Contractual Arrangements is valid, legal and binding under PRC laws and regulations, and is not in violation of provisions of PRC laws and regulations currently in effect. Based on foregoing, our PRC Legal Adviser is of the view that the Contractual Arrangements would remain compliant with applicable PRC laws and regulations after these draft regulations come into effect in their current forms.

In addition, pursuant to the Draft Administrative Provisions, an overseas offering and listing of a PRC company is prohibited under any of the following circumstances, if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in recent three years, the Chinese operating entities and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council. As advised by our PRC Legal Adviser, there are no explicit PRC laws and regulations which prohibit us from offering and listing on an overseas stock exchange. Furthermore, based on legal due diligence and public search conducted on the Company’s PRC subsidiaries and consolidated affiliated entities, their controlling shareholders and actual controllers, and their directors, supervisors and senior executives and to the best of our knowledge, as of the Latest Practicable Date, our PRC subsidiaries and the consolidated affiliated entities, their controlling shareholders and actual controllers, as well as our directors, supervisors and senior executives have not been involved in relevant criminal offenses or administrative penalties that would prohibit us from conducting overseas offering and listing under the Draft Administrative Provisions. Based on the foregoing, if the Draft Administrative Provisions and the Draft Measures become effective in their current forms before the Listing is completed, we do not foresee any material impediment for us to comply with these regulations in any material respect. However, as advised by our PRC Legal Adviser, there are substantial uncertainties as to the implementation and interpretation of these draft regulations. In particular, it remains uncertain if the overseas offering and listing would be considered “constituting a threat to or endanger national security,” and the regulatory authorities may have discretion in the interpretation and enforcement of these rules, if enacted. The period for which the CSRC solicits comments on these drafts ended on January 23, 2022. As of the Latest Practicable Date, the Draft Administrative Provisions and the Draft Measures are still in draft form and there is no definitive schedule for the adoptions of such drafts, and it remains unclear whether the versions adopted will contain any further material changes. There remain substantial uncertainties about how these drafts will be enacted, interpreted or implemented and how they will affect our operations and the Listing.

As of the Latest Practicable Date, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection to the Listing from the CSRC, the CAC, or any other PRC regulatory agencies that have jurisdiction over our operations, nor have we received any enquiries, comments, instructions, guidance or other concerns from any PRC authorities, including the CSRC, with respect to our Listing plan or Contractual Arrangements. If it is determined in the future that filings or approvals from the CSRC, the CAC, or other regulatory requirements are required for the Listing, it is uncertain whether we can or how long it will take us to complete such filings or obtain such approvals, and any such approval could be rescinded even obtained. Any failure to complete such filings, or failure to obtain or delay in obtaining such approvals for the Listing, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC, the CAC, or other PRC regulatory agencies. See “Risk Factors — Risks Related to Our Corporate Structure — The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC regulatory authorities may be required under PRC law in connection with this Listing and our future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” for more details.

Based on the foregoing, our PRC Legal Adviser is of the view that the Draft Measures permit PRC domestic companies with a VIE structure in compliance with applicable PRC laws and regulations to conduct overseas offerings and listings, and do not impose additional compliance requirements on the business operations of such PRC companies. Based on the foregoing analysis, with the advice of our PRC Legal Adviser, the Directors do not foresee the Draft Administrative Provisions and the Draft Measures, if they become effective in their current forms, would have a material adverse impact on our ability to operate our business under the Contractual Arrangements.

Recently Adopted Live Streaming Regulations

Regulatory authorities in China have been heightening its oversight on live streaming businesses. In November 2020, the National Radio and Television Administration promulgated the Circular on Strengthening the Administration of Live Streaming Web Shows and Live Streaming E-commerce, or the Circular 78, which sets forth requirements for certain live streaming businesses with respect to real-name registration, limits on users’ spending on virtual gifting, restrictions on minors from virtual gifting, live streaming review personnel requirements and content tagging requirements, among other things. Following the Circular 78, China’s regulatory authorities have stepped up scrutiny on live streaming businesses, with a number of regulations promulgated successively, including the Guidance Opinions on the Strengthening the Regulation and Management Work of Internet Live Streaming and the Opinions on Further Regulating the For-Profit Activities in Online Live Streaming to Promote a Healthy Development of the Industry.

In particular, on May 7, 2022, the CAC, together with three other authorities, jointly issued the Opinions on Regulating Live Streaming and Strengthening Minor Protections, or the Live Streaming Opinions, which reiterates the requirements for live streaming platforms in respect of strengthening real-name registration, restrictions on minors from virtual gifting and prohibition on providing live streaming services to minors. Pursuant to the Live Streaming Opinions, online platforms are prohibited from ranking, introducing or recommending live streaming performers solely by the monetary amount of virtual gifts that they have received from users, nor could they rank users based on the monetary amount of virtual gifts that they have sent to live streaming performers. Any such rankings currently available on these online platforms is ordered to be removed by June 7, 2022 according to the Live Streaming Opinions.

We have taken various rectification measures across all of our live streaming platforms to adapt to other recently adopted live streaming regulations. For example, in response to the Guidance Opinions on the Strengthening the Regulation and Management Work of Internet Live Streaming issued in February 2021, we banned users from registering a live streaming publisher account on our live streaming platforms if they are identified as minors under the age of 16 based on their personal ID numbers. In compliance with applicable laws and regulations, minors aged between 16 and 18 are allowed to register a live streaming publisher account with QQ Music and WeSing with the consent from their parents or guardians. Such live streaming publisher account registration services are still not available to minors aged between 16 and 18 on Kugou Live and Kuwo Music. In addition, minors are not allowed to purchase or send any virtual gifts on all of our live streaming platforms. Furthermore, as required by the Live Streaming Opinions, we have adjusted relevant product functions so that our mobile apps do not rank, introduce and/or recommend live streaming performers solely based on the monetary amounts of virtual gifts received from users or rank users by the monetary amounts of virtual gifts sent to live streaming performers. As part of our efforts to comply with the foregoing live streaming regulations and enhanced risk management, we (i) have developed the relevant coding necessary to impose specific limits on the amounts of virtual gifts that can be sent by individual users which would be put in place once the regulatory authorities release the final implementation guidelines; (ii) closely monitor virtual gifting transactions by users to identify unusual or suspicious payments (e.g., virtual gifting in unreasonably large amounts); (iii) continuously monitor regulatory developments and market practices regarding limits on users’ spending on virtual gifting and maintain regular communications with the relevant PRC regulatory authorities; and (iv) prohibit any virtual gifting by users identified as minors.

As of the Latest Practicable Date, we believe, as concurred by our PRC Legal Adviser, that these newly adopted live streaming regulations as mentioned above, including the Live Streaming Opinions, had not resulted in any direct material adverse impact on our business, results of operations and financial condition. On the basis that, during the Track Record Period and up to the Latest Practicable Date, (i) we had not been subject to any material fines, administrative penalties, or other sanctions by any relevant regulatory authorities in relation to violation of any live streaming regulations during the Track Record Period and up to the Latest Practicable Date, and (ii) we had established effective internal control measures that had allowed us to adapt to changes in live streaming regulations, our Directors and PRC Legal Adviser are of the view that we are in compliance with these existing PRC laws and regulations on live streaming in all material aspects. We believe that (i) we have implemented remedial measures as appropriate in accordance with the Live Streaming Opinions; (ii) we have put in place well-established internal control measures regarding content monitoring and copyright protections (see “Business — Content Monitoring” and “Business — Intellectual Property — Copyright”); (iii) we have not been subject to any material fines, administrative penalties, or other sanctions by any relevant regulatory authorities in relation to violation of any live streaming regulations during the Track Record Period and up to the Latest Practicable Date; and (iv) we are not aware of any live streaming performers on our platform that have been subject to any material regulatory penalties or sanctions arising out of their performances on our platform during the Track Record Period and up to the Latest Practicable Date. Based on the foregoing, we believe our internal control measures addressing the above-mentioned latest live streaming-related regulations are adequate and effective. Nevertheless, since these recently adopted live streaming regulations are relatively new, uncertainty remains as to their interpretation and implementation in practice, as well as their ultimate impact on our business and results of operations in the long term. See also “Risk Factors — Risks Related to Our Business and Industry — Our business operations may be adversely affected by the heightened regulatory oversight and scrutiny on live streaming platforms and performers.”

We devote significant resources to the monitoring and screening of live performances on our platforms in compliance with applicable PRC laws and regulations. Specifically, we require live streaming performers and users to register with our platform on a real-name basis in order to upload content and require them to agree not to distribute illegal or inappropriate content in violation of any third-party rights or any applicable laws or regulations. In addition, we require users and live streaming performers to comply with our terms of service which strictly prohibit inappropriate content across our platform. Our terms of service set forth in detail the types of prohibited content and actions including, but not limited to, provocative or inflammatory language, full or partial nudity, sexually suggestive language and body movements, abusive language or actions towards other users, acts and threats of violence, and information facilitating or promoting illegal transactions or activities. We also monitor live performance delivered on our platform using a combination of human and AI-based machine screening to identify and remove any illegal and inappropriate content in accordance with applicable PRC laws and regulations, as well as any content found to have violated the intellectual property rights of other parties. Users can also report any violations of our terms of service or other inappropriate behavior using the “report” function within our mobile apps. As live performances on our platform are user-generated content, in order to avail ourselves of the copyright infringement safe harbor, we are required under the PRC copyright laws and regulations to implement “notice and take-down” policies on such content, which mitigates the risks of being held liable for copyright infringement under PRC laws for distributing user-generated infringing content on our platform. See “Business — Content Monitoring” and “Business — Intellectual Property — Copyright.”

Anti-Monopoly Law Enforcement

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement of the PRC Anti-monopoly Law, including in the context of mergers and acquisitions and unfair competition. In July 2021, the SAMR issued an Administrative Penalty Decision to Tencent regarding its acquisition of CMC in 2016. Pursuant to the decision, we shall implement a rectification plan to, among other things, terminate exclusive music copyright licensing arrangements within 30 days from the date of the decision. We shall also discontinue any arrangement where we offer high advance licensing payment to and seek preferential licensing terms from copyright owners without reasonable grounds. To comply with such decision, Tencent and we have terminated the exclusivity with upstream copyright holders subject to certain limited exceptions specified in the decision and we will pursue non-exclusive collaborations with upstream copyright holders in accordance with the requirements in the decision. We had terminated the exclusivity with upstream copyright holders and ceased to enter into any new arrangements where we offer high advance licensing payments to and/or seek preferential licensing terms that may be deemed incompliant by the SAMR, from copyright holders pursuant to the Administrative Penalty Decision by late August 2021. We were not required to compensate the upstream copyright owners and did not make impairment to the relevant copyrights as a result of the termination of exclusive music copyright licensing arrangements pursuant to the Administrative Penalty Decision.

The requirements imposed by the Administrative Penalty Decision resulted in a decrease of our sublicensing revenues to the extent such revenues were generated from exclusive licensing arrangements. Meanwhile, the termination of exclusivity will reduce the content sourcing cost required to procure music content from certain music labels because we will no longer be required to pay music labels a premium to obtain exclusive rights to certain licensed content. Given such positive impacts to content sourcing cost and the fact that sublicensing revenues only accounted for a minority portion of our online music revenues before the termination of exclusive licenses, our remedial measures in response to the Administrative Penalty Decision did not overall have a material adverse impact on our net profit. Moreover, these measures did not have a material adverse impact on our online subscription revenue, because our online music paying users are not attracted to our platforms solely by the exclusivity of certain music content but rather because of our comprehensive content library, attractive social and product features, and all-in-one online entertainment experience which together distinguish us from our peers. In addition, despite the termination of exclusivity, we are allowed to offer songs licensed by certain copyright holders on an exclusive basis for a period of no more than 30 days upon their initial releases on our platform, which has also contributed to our ability to expand our paying user base and drive music subscription revenues.

We believe as concurred by our PRC Legal Adviser, that as of the Latest Practicable Date the Administrative Penalty Decision and our remedial measures taken in response had not resulted in any direct material adverse impact on our business, results of operations and financial condition because:

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As of the Latest Practicable Date, the termination of exclusivity had not resulted in any direct material adverse impact on our online music revenues and total revenues, because music subscription, which currently accounts for a substantial majority of online music revenues, is expected to continue to grow and become an important driver for our online music revenues going forward.

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The termination of exclusivity with upstream copyright holders may lower the entry barriers for new market entrants, intensifying the competition within China’s online music industry, which may result in increased competitive pressure on us and our growth prospect. However, we believe that our established market position, vast and loyal customer base, technological innovations and increasingly diversified product and content offerings have allowed and will continue to allow us to compete effectively in our industry.

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The termination of exclusivity with upstream copyright owners is expected to reduce the content sourcing cost required to procure music content from certain music labels in the long run because we will no longer be required to pay music labels a premium to obtain exclusive rights to certain licensed content, which is expected to allow us to further improve overall content cost efficiency going forward.

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As of the date of the Listing Document, we had not received any further inquiry, notice, warning, sanction or objection relating to our remedial measures adopted in accordance with the Administrative Penalty Decision from the SAMR that resulted in any direct material adverse impact on our business, results of operations and financial condition.

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Other than the Administrative Penalty Decision, as of the Latest Practicable Date, we had not been subject to any other sanctions or penalties made by the PRC regulators regarding any anti-monopoly matters, nor had we received any order or decision from the PRC regulators that determines our current operations fall under the scope of monopolistic activities.

To further enhance our antitrust compliance efforts, we have formed a dedicated anti-monopoly compliance department to establish our group-wide compliance policies and programs including a systematic review mechanism to ensure that our commercial practices are conducted in compliance with antitrust laws, as well as protocols to effectively communicate with regulatory authorities, among other things. For details of our internal control measures, see “Business — Risk Management and Internal Control — Regulatory Compliance and Legal Risk Management.”

Changes in Board of Directors

On September 15, 2022, the date of the Listing Document, the resignation of Mr. Liang Tang from the board of directors (the “Board”) and the compensation committee of the Board became effectively. The Board also approved the appointment of Ms. Jeanette Kim Yum Chan as an independent director, and Ms. Edith Manling Ngan as a member of the compensation committee, both effective on the same date. Ms. Ngan will continue to serve as an independent director and a member of our audit committee.

RISK FACTORS

The following section sets forth certain risk factors that have been updated and/or supplemented since the filing of our 2021 Form 20-F as well as additional risk factors relating to the Listing.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We may not have obtained complete licenses for certain copyrights with respect to a small portion of the content offered on our platform.

Under PRC laws and regulations, to secure the rights to provide music or long-form audio content on the internet or for our users to download or stream music or long-form audio from our platform, or to provide other related online music or long-form audio services, we must obtain licenses from the appropriate copyright owners for one or more of the copyright, including the content publishing and recording rights, among others. See “Regulatory Overview — Regulations on Intellectual Property Rights — Copyright.”

We may not have complete licenses for the copyrights underlying a small portion of the content offered on our platform, and therefore we may be subject to assertions by third parties of infringement or other violations by us of their copyright in connection with such content. Many of these music tracks consist of songs uploaded voluntarily by users or performers, and our inability to obtain complete copyright licenses for these music tracks was mainly because the relevant copyright owners cannot be accurately identified despite our proactive efforts to locate such copyright owners. See “— We allow user-generated content to be uploaded on our platform. If users have not obtained all necessary copyright licenses in connection with such uploaded content, we may be subject to potential disputes and liabilities.” The content for which complete copyright licenses have not been obtained may also involve works licensed from labels and other copyright owners, where complete and accurate ownership information for the copyright embodied in the content is unavailable or difficult or, in some cases, impossible for us or the licensing party to obtain. When the ownership information is not complete or accurate, it may be difficult or impracticable to identify all copyright owners from whom licenses should have been obtained. While we have been proactively seeking to obtain complete, undisputed licenses for such content (by, for example, conducting reasonable diligence or having the licensing party represent as to the ownership status of the content), there have been circumstances where the licenses turn out to be subject to claims by third parties, especially where the process of obtaining such licenses involves multiple copyright holders, some of whom are unknown, as well as a myriad of complex legal issues, including in some cases open questions as to when and whether a particular license is needed.

In addition, with respect to the musical compositions and lyrics we license from certain content partners, there is no guarantee that such content partners have the rights to license the copyright underlying all music content covered by our agreements. With respect to any musical compositions and lyrics that the MCSC, a collective copyright organization, was not authorized to sublicense to us, the MCSC undertook to resolve such disputes and compensate the relevant copyright owners from infringement claims made by third-party rights owners against us for using their content on our platform if the infringement happened within the validity period of the contract entered into between the MCSC and us. Despite such undertakings by the MCSC, there is no guarantee that we will not be subject to potential copyright infringement claims by third parties in relation to content licensed from the MCSC.

As advised by the PRC Legal Adviser, if we fail to obtain complete license for the music tracks available on our platform, we might be held liable in accordance with the law. According to the Copyright Law of the People’s Republic of China, Regulation on Protection of the Right to Network Dissemination of Information and other regulations, implementing rules and notices, we may bear civil liabilities including ceasing the infringement, eliminating the influence, making an apology, and compensating for the loss of the copyright owner, and we might be penalized by the relevant authority, including ceasing the tort, being subject to a warning, having the illegal gains confiscated, disposing the infringing copies, and monetary penalties. For example, where the illegal business amount exceeds RMB50,000, a fine of one to five times the illegal business amount may be imposed; where there is no illegal business amount, or the illegal business amount is difficult to be calculated or is less than RMB50,000, a fine of not more than RMB250,000 may be imposed. In the worst case scenario, where a crime is constituted, the violator shall be held criminally liable in accordance with the law.

We allow user-generated content to be uploaded on our platform. If users have not obtained all necessary copyright licenses in connection with such uploaded content, we may be subject to potential disputes and liabilities.

We allow users to upload user-generated content on our platform, which exposes us to potential disputes and liabilities in connection with third-party copyright. When users register on our platform, they agree to our standard agreement, under which they agree not to disseminate any content infringing on third-party copyright. As one of China’s earliest online music services with an operating history of nearly two decades, we have over the years accumulated a large amount of content, including user-generated content originally uploaded or otherwise provided to our platform by users who may not have obtained proper and complete copyright licenses from the ultimate rights holders. Given the large amount of such contents, the way they were uploaded by users and the passage of time since they were initially uploaded, it is generally impracticable for us to accurately identify and verify the individual users or performers that uploaded or provided such content, the copyright status of such content, and the appropriate copyright owners from whom copyright licenses should have been obtained.

Under PRC laws and regulations, online service providers, which provide storage space for users to upload works or links to other services or content, may be held liable for copyright infringement under various circumstances, including situations where the online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes upon the copyright of others and the online service provider profits from such infringing activities. For example, online service providers are subject to liability if they fail to take necessary measures, such as deletion, blocking or disconnection, after being duly notified by the legal right holders.

As an online service provider, we have adopted a comprehensive set of measures to reduce the likelihood of using, developing or making available any content without the proper licenses or necessary consents. Such measures include (i) requiring users to acknowledge and agree that they will not upload or perform content which may infringe upon others’ copyright; (ii) putting in place procedures to block users on our blacklists from uploading or distributing content; (iii) using best reasonable efforts to seek licenses from the relevant copyright owners once they are identified and verified and adopting contractual protections for works licensed from labels and other copyright owners; and (iv) implementing “notice and take-down” policies to be eligible for the safe harbor exemption for user-generated content. According to the PRC Legal Adviser, to the extent these measures, especially the “notice and take-down” policies, are properly implemented in compliance with applicable laws and regulations, our failure to obtain complete copyright licenses for user-generated content does not constitute a violation of current PRC copyright law. However, these measures may not be effective in preventing the unauthorized posting and use of third parties’ copyrighted content or the infringement of other third-party intellectual property rights. Specifically, it is possible that such acknowledgments and agreements by users may not be enforceable against third parties who file claims against us. Furthermore, a plaintiff may not be able to locate users who generate content that infringes on the plaintiff’s copyright and may choose to sue us instead. In addition, individual users who upload infringing content on our platform may not have sufficient resources to fully indemnify us, if at all, for any such claims. Also, such measures may fail or be considered insufficient by courts or other relevant regulatory authorities. If we are not eligible for the safe harbor exemption, we may be subject to joint infringement liability with the users, and we may have to change our policies or adopt new measures to become eligible and retain eligibility for the safe harbor exemption, which could be expensive and reduce the attractiveness of our platform to users.

We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors.

We operate in a competitive industry. We compete for users and their time and spending primarily with the online music services provided by other online music services providers in China. We also face general competition from online offerings of other forms of content, including long-form audio, karaoke services, live streaming, radio services, literature, games and video provided by other social entertainment services providers. In particular, we are increasingly facing noticeable competition from offerings of other emerging forms of content which have been growing in popularity rapidly in recent years, such as live streaming and user-generated short videos.

We compete with our competitors based on a number of factors, such as the diversity and quality of content, product features, social interaction features, quality of user experience, brand awareness and reputation, and our ability to continuously attract, incentivize and retain live streaming performers and their agencies. Some of our competitors may be able to respond more quickly to technological innovations or changes in user demands and preferences, acquire more attractive and diverse content, and act more effectively in the development, promotion and sale of products than we can. Also, they may enter into more favorable relationships with content providers and provide their users with content that competes with our offerings. If any of our competitors achieves greater market acceptance or is able to provide more attractive content offerings than we do, our user traffic and market share may decrease, which may result in a loss of users and a material and adverse effect on our business, financial condition and results of operations.

Our revenues generated from social entertainment services and others decreased by 0.1% from RMB19,804 million in 2020 to RMB19,777 million in 2021, decreased by 20.6% from RMB5,075 million in the three months ended March 31, 2021 to RMB4,028 million (US$635 million) in the same period in 2022, and decreased by 20.4% from RMB5,058 million in the three months ended June 30, 2021 to RMB4,027 million (US$601 million) in the same period of 2022. Such decreases were mainly due to increased market competition and weakened macroeconomic environment that had negatively impacted our users’ consumption on our platform. China’s music-centric social entertainment services market in which we operate is rapidly evolving and increasingly intensified. In recent years, China’s music-centric social entertainment services market has been characterized by changing user needs and preferences, increasing competition, and heightened regulations. In particular, we are facing increased competition from not only other online music platforms but also providers of new content formats, such as audio and short-form videos, which has and is expected to continue to, put pressure on our short-term growth in terms of the overall user base and monetization of our social entertainment services. For further details, see “Industry Overview — China Music-Centric Social Entertainment Services Market Overview — Competitive Landscape,” and “Industry Overview — China Music-Centric Social Entertainment Services Market Overview — Emerging Trends, Challenges & Opportunities in China’s Music-Centric Social Entertainment Services Market.” As competition is intense and increasing, we cannot assure you that we will be able to compete effectively or that competition will not adversely affect us in the future.

China’s internet, music entertainment and long-form audio industries are highly regulated. Our failure to obtain and maintain requisite licenses or permits or to respond to any changes in regulatory policies, laws or regulations may materially and adversely impact our business, financial condition and results of operations.

The PRC regulators regulate the internet industry extensively, including foreign ownership of companies in the internet industry and the licensing requirements pertaining to them. A number of regulatory authorities, such as the MOFCOM, the Ministry of Culture and Tourism, the National Copyright Administration, the MIIT, the National Radio and Television Administration, or the NRTA and the CAC regulate different aspects of the internet industry. In addition to complying with the laws and regulations promulgated and enforced by Chinese regulatory authorities, operators in the internet industry also need to follow Chinese regulatory authorities’ policies and guidelines. Such laws, regulations, policies and guidelines cover many aspects of the telecommunications, internet information services, copyright, internet culture, online publishing industries and online audio-video products services, including entry into such industries, scope of permitted business activities, licenses and permits for various business activities and foreign investments into such industries. Operators are required to obtain various regulatory approvals, licenses and permits in connection with their provision of internet information services, internet culture services, online publishing services, online audio-video products and other related value-added telecommunications services. If we fail to obtain and maintain approvals, licenses or permits required for our business, we could be subject to liabilities, penalties and operational disruption and our business could be materially and adversely affected. In addition, if we fail to follow applicable laws, regulations, policies and guidelines, or applicable laws, regulations, policies and guidelines are tightened by any regulatory authorities, or if there are new laws, regulations, policies or guidelines introduced to impose additional regulatory approvals, licenses, permits and requirements, our business may be disrupted and our results of operations may suffer.

Some of our PRC subsidiaries or consolidated affiliated entities currently have not obtained certain licenses, permits or approvals that may be required to conduct their respective business operations in China. For details, see “Business — Licenses, Permits and Regulatory Approvals.”

PRC laws and regulations are evolving, and there are uncertainties relating to the regulation of different aspects of the internet, music entertainment and long-form audio industries, including but not limited to exclusive licensing and sublicensing arrangements. Pursuant to an article posted on National Copyright Administration’s official website, in September 2017, the National Copyright Administration held meetings with a number of music industry players, including us, where it encouraged the relevant industry players to “avoid acquiring exclusive music copyright” and indicated that they should also not engage in activities involving “collective management of music copyright.” Furthermore, the National Copyright Administration held meetings with a number of music industry players on January 6, 2022 to emphasize that relevant industry players shall not execute exclusive music copyright agreement except under certain circumstances and shall develop internal copyright management system. On July 24, 2021, the SAMR issued an Administrative Penalty Decision to Tencent regarding its acquisition of CMC in 2016. Pursuant to the decision, we shall implement a rectification plan to, among other things, terminate exclusive music copyright licensing arrangements within 30 days from the date of the decision. To comply with such decision, Tencent and we have terminated the exclusivity with upstream copyright holders subject to certain limited exceptions specified in the decision. While we are pursuing non-exclusive collaborations with upstream copyright holders, there can be no assurance that all the licenses once exclusively available to us will remain available at royalty rates and on terms that are commercially reasonable or at all. In addition, the termination of exclusive copyright licensing arrangements may potentially lower the competition barriers in a way that benefits some of our competitors. For more details about the implication on our financial and operational performance brought by the Administrative Penalty Decision and our associated remedial measures, see the subsection headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry— We depend upon third-party licenses for the content of our content offerings, and any adverse changes to or loss of, our relationships with these content providers may materially and adversely affect our business, operating results, and financial condition” in our 2021 Form 20-F and “Summary — Recent PRC Regulatory Developments — Anti-Monopoly Law Enforcement.” Any such adverse regulatory development or enforcement in China may have a material and adverse impact on our business, financial condition and results of operations. To the extent our historical or current licensing arrangements are found objectionable by the regulatory authorities, we may be subject to legal and regulatory penalties and/or have to revisit and modify such arrangements in a way that may cause substantial costs, and our ability to offer music content and our competitive advantages may be harmed. Such events may have a material and adverse impact on business, financial condition and results of operations.

Our business operations may be adversely affected by the heightened regulatory oversight and scrutiny on live streaming platforms and performers.

Regulatory authorities in China have been heightening its oversight on live streaming businesses. In November 2020, the NRTA promulgated the Circular on Strengthening the Administration of Live Streaming Web Shows and Live Streaming E-commerce, or the Circular 78, which sets forth requirements for certain live streaming businesses with respect to real-name registration, limits on users’ spending on virtual gifting, restrictions on minors from virtual gifting, live streaming review personnel requirements and content tagging requirements, among other things. In February 2021, the CAC, together with six other authorities, jointly issued the Guidance Opinions on the Strengthening the Regulation and Management Work of Internet Live Streaming, or the Circular 3, which requires internet streaming platforms to set up appropriate caps on the maximum purchase price for each piece of virtual gifts and maximum value of virtual gifts that the users give to the performers each time. A portion of our revenue is from virtual gift payments from our users to performers, so any limitation imposed by PRC authorities on the sale, exchange or circulation of virtual gifts in the future may reduce the virtual gift payments and therefore may adversely affect the engagement of our live-streaming performers, which may result in a loss of users and a material and adverse effect on our business, financial condition and results of operations.

In addition, the Law of the PRC on the Protection of Minors (2020 Revision) took effect on June 1, 2021, which provides that, among others, live streaming service providers are prohibited from providing minors under age 16 with online live streaming publisher account registration services, and that they must obtain the consent from the minors’ parents or guardians and verify the identity of the minors before allowing minors aged between 16 and 18 to register a live streaming publisher account. Furthermore, in December 2021, certain live streaming e-commerce influencers in China on other platforms were fined by the State Taxation Administration for tax evasion, which demonstrated the PRC tax authorities’ enhanced efforts to strengthen tax administration in live streaming businesses. On March 25, 2022, CAC, the State Taxation Administration and SAMR issued Opinions on Further Regulating the For-Profit Activities in Online Live Streaming to Promote a Healthy Development of the Industry, which provides that, among others, live streaming platforms shall report to tax authorities information including but not limited to live streaming publishers’ identity, information of the live streaming account and bank account which receives profits, types of revenue and profits earning information. On May 7, 2022, the CAC, together with three other authorities, jointly issued the Opinions on Regulating Live Streaming Rewards and Strengthening Minor Protections, or the Live Streaming Opinions, which reiterates the requirements for live streaming platforms in respect of strengthening real-name registration, restrictions on minors from virtual gifting and prohibition on providing live streaming services to minors. Pursuant to the Live Streaming Opinions, online platforms are prohibited from ranking, introducing or recommending live streaming performers solely by the monetary amount of virtual gifts that they have received from users, nor could they rank users based on the monetary amount of virtual gifts that they have sent to live streaming performers. Any such rankings currently available on these online platforms is ordered to be removed by June 7, 2022 according to the Live Streaming Opinions. In addition, the online platforms shall procure that, during the peak hours (from 8.00 p.m. to 10.00 p.m.) every day, each live streaming performer shall not engage in “PKs” (i.e. real-time interactive competitive game between two performers) against another performer for more than twice, and the online platforms shall not impose penalty within the game or provide any technical support to facilitate imposing such penalty. Although we believe we have adjusted the relevant aspects of our live streaming services in material compliance with these new requirements, there is no guarantee that the relevant PRC regulators will not impose additional requirements on our operations or otherwise find any aspect of our operations not to be in full compliance with these regulatory requirements. Although we are currently not able to accurately quantify the financial impacts of the Live Streaming Opinions due to its lack of implementation track record and our ability to rapidly adapt our operations, enhanced regulation with respect to live streaming businesses in China may constrain our business operations and profitability, which in turn may adversely affect our results of operations and financial condition.

Pending or future litigation or regulatory proceedings could have a material and adverse impact on our reputation, business, financial condition and results of operations.

From time to time, we have been, and may in the future be, subject to lawsuits brought by our competitors, individuals, or other entities against us, as well as regulatory investigations or proceedings, in matters primarily relating to intellectual property rights, antitrust, and competition claims concerning our content acquisition and distribution. We cannot predict the outcomes of such lawsuits or regulatory actions, which may not be successful or favorable to us. Lawsuits or regulatory investigations or actions against us, our shareholders, Directors, officers or employees may also generate negative publicity that significantly harms our reputation, which may adversely affect our user base and relationships with our content partners. In addition to the related cost, managing and defending litigation and regulatory proceedings can significantly divert our management’s attention from operating our business. We may also need to pay damages or settle lawsuits or regulatory proceedings with a substantial amount of cash, or be required by the relevant regulatory authorities to make substantive changes to our existing business model. As of March 31, 2022, there were 590 lawsuits pending in connection with alleged copyright infringement on our platform against us or our affiliates with an aggregate amount of damages sought of approximately RMB72.9 million (US$11.5 million). While we do not believe that any such proceedings are likely to have a material adverse effect on us, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or adjust our business practices, which could have an adverse effect on our reputation, business, financial condition and results of operations.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, an independent registered public accounting firm that issues the audit reports included in our annual reports on Form 20-F filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the applicable Chinese authorities, our auditor has not been and is currently not subject to inspections by the PCAOB.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audit and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs or ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect and fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect and investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA, has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Accordingly, under the current law this could happen in 2024.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the name and location, the percentage of shares of the issuer owned by regulatory entities, whether regulatory entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.

On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. As of the Latest Practicable Date, we had been conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with our filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC which contains provisions that, if abided by, would give the PCAOB access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely. The PCAOB is required to reassess its determinations for purposes of the Holding Foreign Companies Accountable Act by the end of 2022. However, uncertainties exist with respect to the implementation of these provisions and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol.

The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs and/or Class A ordinary shares could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections and investigations of auditors before the issuance of our financial statements on Form 20-F for the year ended December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our and our auditor’s control. If auditors are unable to be inspected and investigated, we are unable to meet the PCAOB inspection and investigation requirement in time, we could be delisted from the New York Stock Exchange and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair the ability of the holders of our ADSs to sell or purchase our ADSs when they wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs and/or Class A ordinary shares. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business.

We are subject to a variety of laws and other obligations relating to the security and privacy of data, including restrictions on the collection, use and storage of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with.

The PRC Cyber Security Law, which became effective in June 2017, created China’s first national-level data protection regime for “network operators,” which may include all organizations in China that provide services over the Internet or other information network. Specifically, the PRC Cyber Security Law provides that China adopts a multi-level protection scheme, under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered.

In addition, the PRC Data Security Law was promulgated by the SCNPC on June 10, 2021 and took effect on September 1, 2021. The PRC Data Security Law establishes a tiered system for data protection in terms of their importance. Data categorized as “important data,” which will be determined by regulatory authorities in the form of catalogs, are required to be treated with higher level of protection. Specifically, the PRC Data Security Law provides that operators processing “important data” are required to appoint a “data security officer” and a “management department” to take charge of data security. In addition, such operator is required to evaluate the risk of its data activities periodically and file assessment reports with relevant regulatory authorities.

Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to, the PRC Cyber Security Law and PRC Data Security Law. For example, Regulations on the Security Protection of Critical Information Infrastructure, or the CII Protection Regulations, became effective on September 1, 2021. According to the CII Protection Regulations, critical information infrastructure, or the CII, refers to any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in the case of damage, function loss or data leakage. Regulators supervising specific industries are required to formulate detailed guidance to recognize the CII in the respective sectors, and a critical information infrastructure operator, or a CIIO, must take the responsibility to protect the CII’s security by performing certain prescribed obligations. For example, CIIOs are required to conduct network security test and risk assessment, report the assessment results to relevant regulatory authorities, and timely rectify the issues identified at least once a year. In addition, relevant administration departments of each critical industry and sector shall be responsible for formulating eligibility criteria and identifying CIIOs in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as CIIOs. As of the Latest Practicable Date, no detailed rules or guidance with respect to the implementation of such regulations had been issued by any regulatory authorities and we had not been identified as a CIIO by any regulatory authorities. Furthermore, the exact scope of CIIOs under the current regulatory regime remains unclear, and the PRC regulatory authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a CIIO under PRC law.

The Personal Information Protection Law of the PRC, which was promulgated by the SCNPC on August 20, 2021 and took effect on November 1, 2021, integrates the various rules with respect to personal information rights and privacy protection and applies to the processing of personal information within mainland China as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China.

Additionally, in December 2021, the CAC and several other administrations jointly promulgated the amended Cybersecurity Review Measures, or the Cybersecurity Review Measures, which took effect on February 15, 2022, and superseded and replaced the cybersecurity review measures that became effective since June 2020. Pursuant to the Cybersecurity Review Measures, a CIIO that purchases network products and services, or an internet platform operator that conducts data processing activities, which affects or may affect national security, shall be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review to internet platform operators in possession of personal information of over one million users if such operators intend to list their securities in a foreign country. The Cybersecurity Review Measures elaborate on the factors to be considered when assessing the national security risk, including but not limited to the risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally exited the country, risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a listing, and risks associated with Internet information security. See “— Risks Related to Our Corporate Structure — The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC regulatory authorities may be required under PRC law in connection with this Listing and our future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” Additionally, relevant regulatory authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.

Furthermore, on November 14, 2021, Regulations on Network Data Security Management (Draft for Comment), or the Draft Regulations on Network Data, was proposed by the CAC for public comments until December 13, 2021. The Draft Regulations on Network Data requires data processors to apply for cybersecurity review in accordance with the relevant laws and regulations for carrying out activities including but not limited to: (i) a merger, reorganization, or division to be conducted by an internet platform operator who has amassed a substantial amount of data resources that concern national security, economic development or the public interest, which will or may impact national security; (ii) an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals; (iii) an initial public offering in Hong Kong to be conducted by a data processor, which will or may impact national security; and (iv) other data processing activities that will or may have an impact on national security. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. However, the Draft Regulations on Network Data provides no further explanation or interpretation as to how to determine what “may affect national security,” and there remain uncertainties as to whether we would be subject to the cybersecurity review for this Listing pursuant to the Draft Regulations on Network Data. As of the Latest Practicable Date, there was no schedule as to when the Draft Regulations on Network Data will be enacted. Substantial uncertainties exist with respect to its enactment timeline, final content, interpretation and implementation. We cannot predict the impact of the Draft Regulations on Network Data, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Regulations on Network Data mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, including us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

Since these laws and regulations in China are relatively new, uncertainties still exist in relation to their interpretation and implementation. Any change in laws and regulations relating to privacy, data protection and information security and any enhanced and scrutinized enforcement action of such laws and regulations could greatly increase our cost in providing our products and services, limit their use or adoption or require certain changes to be made to our operations. We cannot assure you that we will be compliant with these new laws and regulations described above in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other regulatory sanctions, which may materially and adversely affect our business, financial condition, and results of operations. For example, in November 2021, we received a notice from the MIIT requiring us to rectify our collection and usage of personal information on QQ Music and WeSing Lite, a simplified version of WeSing available only on Android devices, in accordance with the applicable laws and regulations. We have made rectification measures on these two applications to the satisfaction of the MIIT without any penalty being imposed upon us.

In addition, if and to the extent our operations are extended into Europe, we may be required to notify European Data Protection Authorities within strict time periods about any personal data breaches, unless the personal data breach is unlikely to result in a risk to the rights and freedoms of affected individuals. We may also be required to notify affected individuals of the personal data breach where there is a high risk to their rights and freedoms. If we suffer a personal data breach, or otherwise violate the General Data Protection Regulation, we could be fined up to EUR 20 million or 4% of worldwide annual turnover of the preceding financial year, whichever is greater. Furthermore, any data breach by service providers that are acting as data processors (i.e., processing personal data on our behalf) could also mean that we are subject to these fines and are required to comply with the notification obligations described above. Complying with the General Data Protection Regulation and other applicable regulatory requirements may cause us to incur substantial expenses or require us to alter or change our practices in a manner that could harm our business.

Regulatory requirements regarding the protection of data are constantly evolving and can be subject to differing interpretations or significant changes, making the extent of our responsibilities in that regard uncertain. While in the U.S., the state of California enacted the California Consumer Privacy Act, which became effective on January 1, 2020 and imposes heightened obligations with respect to data privacy, including the ability for individuals in California to object to the sale of their personal data in certain instances. If other states in the United States adopt similar laws, or if a comprehensive federal data privacy law is enacted, we may be required to expend considerable resources to meet the applicable requirements to the extent our operations are expanded into the United States.

Any failure, or perceived failure, by us, or by our third-party partners, to maintain the security of our user data or to comply with applicable privacy or data security laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. Moreover, claims or allegations that we have failed to adequately protect our users’ data, or otherwise violated applicable privacy and data security laws, regulations, policies, contractual provisions, industry standards, or other requirements, may result in damage to our reputation and a loss of confidence in us by our users or our partners, potentially causing us to lose users, advertisers, content providers, other business partners and revenues, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market price of our Class A ordinary shares and/or ADSs to drop significantly.

We may face impairment risks in connection with our goodwill and other intangible assets.

We recorded goodwill, which is arising from our historical acquisitions, of RMB17,140 million, RMB17,492 million, RMB19,121 million and RMB19,126 million (US$3,017 million) as of December 31, 2019, 2020 and 2021 and March 31, 2022, respectively. These acquisitions mainly include our acquisition of CMC in 2016, a long-form audio company in 2021 and certain music contents and other music related businesses from time to time. We also recorded intangible assets, which primarily included domain name, trademark and other internet audio and video program transmission license, copyrights, supplier resources, corporate customer relationships, non-compete agreement and others, of RMB1,622 million, RMB2,020 million, RMB2,829 million and RMB2,692 million (US$425 million) as of December 31, 2019, 2020 and 2021 and March 31, 2022, respectively. Our impairment assessment of goodwill and other intangible assets is based on a number of assumptions made by our management. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may be required to make an impairment loss against our goodwill and other intangible assets, which could in turn adversely affect our results of operations. Any significant impairment losses of goodwill or intangible assets could have a material adverse effect on our results of operations.

We are subject to credit risks related to our accounts receivable and other receivables.

Our accounts receivable are amounts due from customers for goods sold or services performed in our ordinary course of business. Our accounts receivable are generally due for settlement within 30 to 90 days and therefore are all classified as current assets. The total balance of our accounts receivable before loss allowance was approximately RMB2,209 million, RMB2,814 million, RMB3,630 million and RMB2,536 million (US$400 million) as of December 31, 2019, 2020 and 2021, and March 31, 2022, respectively. For the years ended December 31, 2019, 2020 and 2021, and March 31, 2022, we recorded loss allowance for expected credit losses of RMB11 million, RMB14 million, RMB20 million and RMB23 million (US$4 million), respectively. If any of our customers with significant outstanding accounts receivable balances were to become insolvent or otherwise unable to make payments in a timely manner, or at all, we would have to make further provisions against such accounts receivable, or write off the relevant amounts, either of which could adversely affect our profitability and liquidity position. In addition, we may also be required to make an impairment loss against our prepayments and other receivables, which could in turn adversely affect our results of operations.

We may not be able to fulfill our obligations in respect of contract liabilities, which may have an adverse impact on our business, reputation and liquidity position.

A contract liability represents our obligation to transfer goods or services to a customer for which we have received a consideration (or an amount of consideration is due) from the customer. We recorded deferred revenue of RMB1,761 million, RMB1,686 million, RMB1,920 million and RMB1,977 million (US$312 million) as of December 31, 2019, 2020 and 2021 and March 31, 2022, respectively. Our deferred revenues as of these dates mainly represented contract liabilities incurred in our ordinary course of business as of the same dates in relation to the service fees paid by customers for time-based virtual gifts, membership subscriptions, content sublicensing and digital music albums or single songs, for which the related services had not been rendered by us as of the respective dates. Any failure to honor our obligations in respect of such contract liabilities may have an adverse impact on our business, reputation and liquidity position.

Our results of operations, financial conditions and prospects may be adversely affected by fair value changes of financial assets through other comprehensive income and financial assets at fair value through profit or loss, the valuation of which is uncertain due to the use of unobservable inputs that require judgment and assumptions that are inherently uncertain.

We held certain listed equity securities, which were designated as financial assets at fair value through other comprehensive income, of RMB4,461 million, RMB9,771 million, RMB7,302 million and RMB4,904 million (US$774 million) as of December 31, 2019, 2020 and 2021 and March 31, 2022, respectively. We also had certain unlisted companies investments classified as other investments of RMB255 million, RMB386 million, RMB236 million and RMB385 million (US$61 million) as of December 31, 2019, 2020 and 2021 and March 31, 2022, respectively, and short-term investments of RMB6 million, nil, RMB1,029 million and RMB1,088 million (US$172 million) as of December 31, 2019, 2020 and 2021 and March 31, 2022, respectively, which were designated as financial assets at fair value through profit or loss. The fair value of these financial assets carried at fair value other than listed equity securities that are traded in an active market is determined by using valuation techniques, including discounted cash flows approach and comparable transactions. The assessment of fair value of these financial assets requires the use of unobservable inputs including expected rate of return, discount rate, discount of lack of marketability and expected volatility. We use our judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the respective valuation dates. These valuation methodologies that we use involve a significant degree of management judgment and are inherently uncertain. Changes in these unobservable inputs and other estimates and judgments could materially affect the fair value of these financial assets, which in turn may adversely affect our results of operations. While we have established internal policies and procedures to prudently manage these financial assets, we cannot assure you that we will not incur any losses from the fair value changes of these financial assets in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected. For additional information, please see “Financial Information — Discussion of Certain Key Balance Sheet Items — Financial Assets at Fair Value,” and Note 3.3 to the Accountant’s Report of our Company, the text of which is set out in “Consolidated Financial Statements.”

Our investments accounted for using equity method and the share of results of these investments may affect our results of operations.

During the Track Record Period, we made certain investments in our associates and joint ventures. As of December 31, 2019, 2020 and 2021 and March 31, 2022, we had such investments accounted for using equity method of RMB489 million, RMB2,255 million, RMB3,599 million and RMB3,652 million (US$576 million), respectively. We are subject to the risk that the associates and joint ventures in which we invest may make business, financial or management decisions with which we do not agree, and over which we do not have control, or that the majority shareholders, or the management, of these investee companies may take risks or otherwise act in a manner that does not serve our interests. In particular, the carrying value of our investments accounted for using equity method, may be affected by a number of factors such as share of results, impairment, dilution, issuance of equity securities, and currency translation differences. Any of those above may adversely affect our business and results of operations.

In addition, our investments accounted for using equity method are subject to liquidity risk. Our investments accounted for using equity method are not as liquid as other investment products as there is no cash flow until dividends are received, even if our investee companies reported profits under the equity method. Furthermore, our ability to promptly sell our interests in these investee companies in response to changing economic, financial and investment conditions is limited. The market is affected by various factors, such as general economic conditions, availability of financing, interest rates and supply and demand, many of which are beyond our control.

Any discontinuation, reduction or delay of government grants, tax rebates or preferential tax treatments could have a material and adverse impact on our business.

We recorded other gains of government grants and tax rebates of RMB132 million, RMB245 million, RMB393 million and RMB53 million (US$8 million) for the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2022, respectively. See Note 7 to Accountant’s Report of our Company, the text of which is set out in “Consolidated Financial Statements” for more detailed information. In addition, certain of our subsidiaries enjoyed preferential tax treatments during the Track Record Period. See Note 10 to Accountant’s Report of our Company, the text of which is set out in “Consolidated Financial Statements” for more detailed information. We cannot assure you that we will continue to receive such government grants and tax rebates at the same level or at all, or that we will continue to enjoy the current preferential tax treatments, in which case our business, financial condition and results of operations may be materially and adversely affected.

Our deferred tax assets may not be recovered.

Our deferred tax assets may not be recovered. As of March 31, 2022, our deferred tax assets amounted to RMB361 million (US$57 million), representing approximately 0.5% of our total assets. For each reporting year, we evaluate our deferred income tax assets to determine whether it is probable that they will be utilized. In determining whether it is probable that our deferred income tax assets will be utilized, we assess the likelihood that we will be able to recover deferred income tax assets using historical levels of income and estimates of future income. These determinations require significant judgment from our management on assessments on the probability, timing and adequacy of future taxable profits for the deferred income tax assets to be recovered. If these judgments turn out to be incorrect or imprecise, we may need to adjust our tax provisions accordingly. Furthermore, we cannot predict future movements in our deferred income tax assets or the extent to which they may affect our financial position. Any of these events may have a material adverse effect on our business, financial condition and results of operations.

If we fail to attract more advertisers to our platform or if advertisers are less willing to advertise with us, our business, financial condition and results of operations may be adversely affected.

Our advertising revenues depend on the overall growth of the online advertising industry in China and advertisers’ continued willingness to deploy online advertising as part of the advertising spend. In addition, advertisers may choose more established Chinese internet portals or search engines over our platform. If the online advertising market does not continue to grow, or if we are unable to capture and retain a sufficient share of that market, our ability to grow our advertising revenues may be materially and adversely affected. Furthermore, our key and long-term priority of optimizing user experience and satisfaction may limit our ability to significantly grow our advertising revenues. To the extent our philosophy of prioritizing user experience negatively impacts our relationships with advertisers, or does not deliver the long-term benefits that we expect, the success of our business, financial condition and results of operations could be materially and adversely affected.

Our ability to attract or retain direct advertisers or advertising agencies may be negatively impacted by the changing regulatory environment. As an online music entertainment platform, we are subject to various PRC regulations governing online advertising. For example, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Launching the Action for Improvements to the Perception of Information and Communications Services, or the MIIT Notice. Under the MIIT Notice, internet enterprises shall set obvious and effective close buttons in the splash ads of their APPs. Moreover, since the second half of 2021, the MIIT has launched a series of regulatory campaigns which imposed certain restrictions on splash ads in order to improve user experience on online platforms, including restricting the use of splash ads to redirect user traffic and allowing users to skip splash ads. Such restrictions have generally compromised advertising effectiveness of splash ads on China’s online platforms, which in turn led to a decrease in our advertising revenues. Our online music services revenue decreased by 4.8% from RMB2,749 million in the three months ended March 31, 2021 to RMB2,616 million (US$413 million) in the same period in 2022 and decreased by 2.4% from RMB2,950 million in the three months ended June 30, 2021 to RMB2,878 million (US$430 million) in the same period of 2022, partially due to the decreased advertising revenues during these periods. For details, see “Regulatory Overview — Regulations on Online Advertising Services.”

We cannot assure you that we will be able to attract or retain direct advertisers or advertising agencies. If we fail to retain and enhance our business relationships with these advertisers or third-party advertising agencies, we may suffer from a loss of advertisers and our business and results of operations may be materially and adversely affected. If we fail to retain existing advertisers and advertising agencies or attract new direct advertisers and advertising agencies or any of our current advertising methods or promotion activities becomes less effective, our business, financial condition and results of operations may be materially and adversely affected.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses and cause shareholding dilution to our existing shareholders.

We have adopted various equity incentive plans, including a share incentive plan adopted in 2014 and a share option plan and a restricted share award plan adopted in 2017. We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with IFRS. Under such plans, we are authorized to grant options, stock appreciation rights, restricted shares, restricted stock units and other types of awards as the administrator of such plans may decide. The maximum aggregate number of shares that we are authorized to issue pursuant to the equity awards granted under such plans is 436,999,865 shares as of the Latest Practicable Date. As of the same date, 59,826,474 restricted shares and the options to purchase a total of 50,162,830 Class A ordinary shares have been granted and are outstanding, under such plans. In 2019, 2020, 2021 and the three months ended March 31, 2022, we recorded RMB519 million, RMB569 million, RMB752 million and RMB189 million (US$30 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, issuance of additional shares with respect to share-based awards may dilute the shareholding percentage of our existing shareholders.

RISKS RELATED TO OUR RELATIONSHIP WITH TENCENT

Tencent, one of our Controlling Shareholders, has had and will continue to have effective control over the outcome of shareholder actions in the Company. The interests of Tencent may not be aligned with the interests of our other shareholders and holders of the ADSs.

As of the Latest Practicable Date, Tencent beneficially owned 9.6% of our outstanding Class A ordinary shares and 95.7% of our outstanding Class B ordinary shares, and held in the aggregate 90.4% of our total voting power1. Tencent’s voting power gives it power to control certain actions that require shareholder approval under Cayman Islands law, our Articles of Association and New York Stock Exchange requirements, including approval of mergers and other business combinations, changes to our Articles of Association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

Tencent’s voting control may cause transactions to occur that might not be beneficial to you as a holder of the Class A ordinary shares and/or ADSs and may prevent transactions that would be beneficial to you. For example, Tencent’s voting control may prevent a transaction involving a change of control in us, including transactions in which you as a holder of the Class A ordinary shares and/or ADSs might otherwise receive a premium for the Class A ordinary shares and/or ADSs over the then-current market price. In addition, Tencent is not prohibited from selling the controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your Class A ordinary shares and/or ADSs. If Tencent is acquired, otherwise undergoes a change of control or is subject to a corporate restructuring, an acquirer, successor or other third party may be entitled to exercise the voting control and contractual rights of Tencent, and may do so in a manner that could vary significantly from that of Tencent currently.

We may have conflicts of interest with Tencent and, because of Tencent’s controlling ownership interest in the Company, we may not be able to resolve such conflicts on terms favorable to us.

Conflict of interest may arise between Tencent and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified mainly include the following:

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Agreements with Tencent. We entered into a master business cooperation agreement in July 2018. Tencent may use its control over us to prevent us from bringing a legal claim against it in the event of a contractual breach by Tencent, notwithstanding our contractual rights under the master business cooperation agreement and any other agreement we may enter into with Tencent from time to time.

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Allocation of business opportunities. There may arise business opportunities in the future that both we and Tencent are interested in and which may complement each of our respective businesses. Tencent holds a large number of business interests, some of which may directly or indirectly compete with us. Tencent may decide to take up such opportunities itself, which would prevent us from taking advantage of those opportunities.

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Employee recruiting and retention. We may compete with Tencent in the hiring of employees, especially computer programmers, engineers, sales and other employees with experience or an interest in the internet industry.

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Sale of Shares in the Company. Tencent may decide to sell all or a portion of the Shares that it holds in the Company to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders or holders of the ADSs.

[1]	The foregoing beneficial ownership information of Tencent is based on the Amendment No. 2 to Schedule 13G filed by Tencent with the SEC on February 10, 2022.

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Developing business relationships with Tencent’s competitors. We may be limited in our ability to do business with Tencent’s competitors, which may limit our ability to serve the best interests of the Company and our other shareholders or holders of the ADSs.

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Our Directors may have conflicts of interest. Certain of our Directors are also employees of Tencent. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Tencent and us.

Our financial contribution to Tencent was not material during the Track Record Period, and Tencent may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, which may be different from the decisions that we would have made on our own. Tencent’s decisions with respect to us or our business may favor Tencent and therefore the Tencent shareholders, which may not necessarily be aligned with our interests and the interests of our other shareholders. Moreover, Tencent may make decisions, or suffer adverse trends, that may disrupt or discontinue our collaborations with Tencent or our access to Tencent’s user base. Although we are now a stand-alone public company and we have an audit committee, consisting of independent non-executive directors, to review and approve all proposed related party transactions, we may not be able to resolve all potential conflicts of interest, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder.

RISKS RELATED TO OUR CORPORATE STRUCTURE

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC regulators, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC regulators find such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

Foreign investment in the value-added telecommunication services industry and internet cultural service industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version), or the Negative List, published by the MOFCOM and the NDRC on December 27, 2021 and became effective on January 1, 2022 with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), whereby the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted. However, as this promulgation is relatively new and no detailed guidance or implementation measure has been issued, uncertainty still remains as to how it should be interpreted and implemented. As advised by our PRC Legal Adviser, such regulatory development does not invalidate our ICP licenses or require us to modify our current contractual arrangements according to PRC laws and regulations. In addition, foreign investors are prohibited from investing in companies engaged in online publishing businesses, internet audio-video programs businesses, internet culture businesses (except for music), and radio and television program production businesses. See “Regulatory Overview — Regulations on Foreign Investment.”

We are a Cayman Islands company and our wholly-owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services (except for a few exceptions), internet audio-video program services, online publishing businesses, internet culture businesses, radio and television program production businesses and other related businesses in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through the VIEs and their respective subsidiaries in the PRC. Our wholly-owned subsidiaries in China have entered into a series of contractual arrangements with the VIEs and their shareholders or partners, as the case may be, which enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results under IFRS. See “History and Corporate Structure — Contractual Arrangements” for further details.

If the regulatory authorities find that our contractual arrangements do not comply with their restrictions on foreign investment in the value-added telecommunication services, internet cultural services, internet audio-video program services and certain other businesses and related business, or if the regulatory authorities otherwise find that we, the VIEs or any of their respective subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT and SAMR, would have broad discretion in dealing with such violations or failures, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and the VIEs;

•	imposing fines, confiscating the income from our PRC subsidiaries or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply;

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requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs; or

•	restricting or prohibiting our use of the proceeds of financing activities to finance our business and operations in China.

Any of these actions could cause significant disruptions to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If any of these occurrences results in our inability to direct the activities of the VIEs or our failure to receive the economic benefits from the VIEs and/or our inability to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China, we may not be able to consolidate the entity in our consolidated financial statements in accordance with IFRS which could materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares and/or ADSs to significantly decline in value or become worthless.

Any failure by the VIEs or their shareholders or partners to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Since PRC laws prohibit or restrict foreign equity ownership in certain kinds of business in China, we have relied and expect to continue to rely on the contractual arrangements with the VIEs and their shareholders or partners, as the case may be, to operate our business in China.

However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our affiliated entities. Any of our affiliated entities, including the VIEs and their shareholders or partners, as the case may be, could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event that the shareholders or partners of the VIEs breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our affiliated entities, which could have a material adverse effect on our business, financial condition and results of operations.

The enforceability of the contractual agreements between us, the VIEs and their shareholders or partners depends to a large extent upon whether the VIEs and their shareholders or partners will fulfill these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of the Company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If the VIEs or their shareholders or partners fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. There remain uncertainties under PRC laws and regulations with respect to the enforceability of our contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law.

There remain significant uncertainties regarding the ultimate outcome of such adjudication should legal action become necessary. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.

The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC regulatory authorities may be required under PRC law in connection with this Listing and our future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain China Securities Regulatory Commission, or the CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this Listing may ultimately require approval of the CSRC. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” On December 24, 2021, the CSRC published the Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Administration Provisions, and the Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), or the Draft Measures, for public comments. These draft regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these drafts, if the issuer meets the following conditions, its offering and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. In addition, these drafts prescribe that the domestic enterprises should submit filing documents to CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) reporting material events which arose prior to such offering and listing, (ii) filing for follow-on offerings after the initial offering and listing, (iii) filing for transactions in which the issuer issues securities for acquiring assets, and (iv) reporting material events after the initial offering and listing. In a Q&A released on its official website, the respondent CSRC official indicated that the CSRC will start applying the filing requirements to new offerings and listings. New initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process. As for the other filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. On April 2, 2022, the CSRC published the Provisions on Strengthening the Management of Confidentiality and Archives Related to the draft Overseas Issuance of Securities and Overseas Listing by Domestic Companies (Draft for Public Comments), or the Draft Confidentiality and Archives Management Provisions relating to Overseas Listing, for public comments. In the overseas listing activities of domestic companies, securities companies and securities service institutions providing relevant securities services should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of organizations, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing. Domestic companies shall not provide accounting records to an overseas accounting firm that has not performed the corresponding procedures. Securities companies and securities service organizations shall comply with the confidentiality and archive management requirements, and keep the documents and materials properly. Securities companies and securities service institutions that provide domestic enterprises with relevant securities services for overseas issuance and listing of securities shall keep such archives they compile within the territory of the PRC and shall not transfer such archives to overseas institutions or individuals, by any means such as carriage, shipment or information technology, without the approval of the relevant competent authorities. If the archives or duplicates of such archives are of important value to the state and society and needed to be taken abroad, approval shall be obtained in accordance with relevant provisions.

However, as the Draft Administration Provisions, the Draft Measures and the Draft Confidentiality and Archives Management Provisions relating to Overseas Listing had not yet come into effect as of the Latest Practicable Date, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules. As of the Latest Practicable Date, we could not predict the impact of these regulations on our ability to pursue the Listing, maintain the listing status of our ADSs or carry out future offerings or listing of our securities overseas.

In addition, on December 28, 2021, the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) a CIIO that purchases network products and services, or an internet platform operator that conducts data processing activities, which affects or may affect national security, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer which is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities in a foreign country, and (iii) relevant regulatory authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. As the Cybersecurity Review Measures was newly issued, there remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us. Our PRC Legal Adviser is of the view, based on consultation with the China Cybersecurity Review Technology and Certification Center which has been entrusted by the CAC to set up cybersecurity review consultation hotlines, that the term of “listing in a foreign country” under the Cybersecurity Review Measures does not apply to listings in Hong Kong for purposes of the mandatory obligation to apply for a cybersecurity review with the CAC. However, given the Cybersecurity Review Measures were recently promulgated, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures, especially the explanation or interpretation as to how to determine what may “affect national security.” If the CAC, the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for the proposed Listing, any of our future offerings or listing of our securities overseas or to maintain the listing status of our Class A ordinary shares and/or ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CAC, the CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with the proposed Listing or any such offerings or listing of securities or to maintain the listing status of our Class A ordinary shares and/ or ADSs. If we proceed with any of the foregoing without obtaining these regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings or listing of securities that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Class A ordinary shares and/or ADSs.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offerings or listing of our securities overseas or to maintain the listing status of our Class A ordinary shares or ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.

We rely on contractual arrangements with the VIEs and their respective shareholders or partners for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders or partners, as the case may be, as well as certain of the VIEs’ subsidiaries to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their respective shareholders or partners could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by the VIEs and their subsidiaries constituted substantially all of our revenues during the Track Record Period.

If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs that are companies, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level, and to exercise our rights as a managing partner to effect changes of the management and executives of the VIEs that are partnerships. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders or partners of their respective obligations under the contracts to exercise control over the VIEs. The shareholders or partners of the VIEs may not act in the best interests of the Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIEs and their respective shareholders or partners. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation or other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “— Any failure by the VIEs or their shareholders or partners to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with the VIEs and their respective shareholders or partners may not be as effective in controlling our business operations as direct ownership.

The shareholders or partners of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders or partners of the VIEs, as the case may be, may have actual or potential conflicts of interest with us. These shareholders or partners may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the shareholders or partners may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders or partners will act in the best interests of the Company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders or partners and the Company. If we cannot resolve any conflict of interest or dispute between us and these shareholders or partners, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use, or otherwise benefit from, the licenses, permits and assets held by the VIEs.

As part of our contractual arrangements with the VIEs, the VIEs hold certain assets, licenses and permits that are material to our business operations. The contractual arrangements contain terms that specifically obligate the VIEs’ shareholders or partners, as the case may be, to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders or partners breach the terms of these contractual arrangements and voluntarily liquidate any of the VIEs, or any of the VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of or encumbered without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of their material assets or legal or beneficial interests in the business without our prior consent. If any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or partners or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering our ability to operate our business as well as constrain our growth.

RISKS RELATED TO DOING BUSINESS IN CHINA

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

The Anti-Monopoly Law of the PRC requires that the anti-monopoly law enforcement agency be notified in advance of any transaction where the parties’ turnover in the China market and/or global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target as a result of the business combination. As further clarified by the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008 and amended in September 2018, such thresholds include: (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the transaction exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year. There are numerous factors the anti-monopoly law enforcement agency considers in determining “control” or “decisive influence,” and, depending on certain criteria, the anti-monopoly law enforcement agency may conduct anti-monopoly review of transactions in respect of which it was notified. On June 24, 2022, the Decision of the Standing Committee of the National People’s Congress to Amend the Anti-Monopoly Law of the People’s Republic of China was adopted and became effective on August 1, 2022, which stipulates that where a concentration of undertakings does not meet the threshold for declaration set by the State Council, but there is evidence that the concentration of undertakings has or may have the effect of excluding or limiting competition, the law enforcement agencies may order the operators to file the concentration of undertakings.

In particular, the PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law. In March 2018, the SAMR was formed as a new regulatory agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and the SAIC, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. On December 28, 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization which grants authorities to its province-level branches to conduct anti-monopoly enforcement within their respective jurisdictions. On September 11, 2020, the SAMR issued the Anti-monopoly Compliance Guideline for Operators, which requires, under the PRC Anti-monopoly Law, operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In February 2021, the SAMR promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms, aiming to improve anti-monopoly administration on online platforms. The Anti-Monopoly Guidelines for Internet Platforms will operate as a compliance guidance under the existing PRC anti-monopoly laws and regulations for platform economy operators. However, considering the substantial uncertainty over the interpretation and implementation of the Anti-Monopoly Guidelines for Internet Platforms, we may face challenges in addressing its requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms and other anti-monopoly laws and regulations may result in regulatory investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations. On November 18, 2021, the National Anti-monopoly Bureau was officially established to formulate anti-monopoly institutional measures and guidelines, implement anti-monopoly law enforcement, undertake the guidance for enterprises’ anti-monopoly action responding abroad and so on.

In July 2021, the SAMR issued an Administrative Penalty Decision to Tencent regarding its acquisition of CMC in 2016. Pursuant to the decision, we shall implement a rectification plan to, among other things, terminate exclusive music copyright licensing arrangements within 30 days from the date of the decision. We shall also discontinue any arrangement where we offer high advance licensing payment to and seek preferential licensing terms from copyright owners without reasonable grounds. Tencent and we have terminated all existing exclusive music copyright licensing arrangements with the relevant upstream copyright holders subject to certain limited exceptions specified in the decision, and we will pursue nonexclusive collaborations with upstream copyright holders. The termination of exclusivity with upstream copyright holders resulted in a decrease of our sublicensing revenues to the extent such revenues were generated from exclusive licensing arrangements. For more details, see “Recent Developments — Recent PRC Regulatory Developments — Anti- Monopoly Law Enforcement.”

In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SAMR, the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If this bill is enacted, our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.

On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA. On February 4, 2022, the U.S. House of Representatives passed a bill containing, among other things, an identical provision. If this provision is enacted into law, it will reduce the time period before our ADSs would be delisted from the exchange and prohibited from over-the-counter trading in the U.S. from 2024 to 2023.

RISKS RELATED TO OUR SHARES, OUR ADSs AND THE LISTING

As a company applying for listing under Chapter 19C, we adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

As we are applying for a listing under Chapter 19C of the Hong Kong Listing Rules, we will not be subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the Listing, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules and the SFO. As a result, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Our Articles of Association are specific to us and include certain provisions that may be different from common practices in Hong Kong.

In particular, as we are seeking a secondary listing as a Grandfathered Greater China Issuer pursuant to Chapter 19C of the Hong Kong Listing Rules with a WVR structure, certain shareholder protection measures and governance safeguards under Chapter 8A of the Hong Kong Listing Rules (Weighted Voting Rights) do not apply to us pursuant to Rule 8A.46 and our Articles of Association differ from Chapter 8A in a number of ways:

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The Company is controlled by corporate WVR beneficiaries, namely Tencent and Min River, which do not have a finite life span and will not be subject to directors’ fiduciary duties, as opposed to those owned by individual WVR beneficiaries who must be directors of the listing applicant under Chapter 8A of the Listing Rules;

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Rule 8A.10 of the Hong Kong Listing Rules imposes restriction on voting power conferred to WVR beneficiaries to not more than ten times the voting power of ordinary shares. Each of our Class B ordinary share entitles the holder to exercise 15 votes;

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Rule 8A.09 of the Hong Kong Listing Rules requires non-WVR shareholders to be entitled to cast at least 10% of the votes that are eligible to be cast on resolutions at the listed issuer’s general meetings. Our WVR beneficiaries in aggregate have more than 90% of the voting power;

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Chapter 8A prohibits the increase in the proportion of shares with WVRs after the Listing and, where there is a reduction in the number of issued shares, requires shares with WVRs to be reduced proportionately. Our Articles of Association do not contain such restrictions on the Class B ordinary shares;

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Chapter 8A requires (a) amendments to a listed issuer’s constitutional documents, (b) variation of rights attached to any class of shares, (c) the appointment or removal of an independent non-executive director, (d) the appointment or removal of auditors and (e) the voluntary winding-up of a listed issuer to be subject to shareholder approval on a one vote per share basis. Our Articles of Association do not contain such provisions;

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we do not have a corporate governance committee. Therefore, there is not a charter that contains the terms otherwise required under Rule 8A.30 and Code Provision A.2.1 of Appendix 14 to the Hong Kong Listing Rules. For more details, see “Directors and Senior Management — Board Practices;” and

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the independent non-executive directors of a listed issuer with a WVR structure must be subject to retirement by rotation at least once every three years under Chapter 8A, whereas our Articles of Association do not provide for a term of office for our Directors.

Moreover, our Articles of Association must comply with the requirements set out in Appendix 3 to the Hong Kong Listing Rules unless waived by the Hong Kong Stock Exchange. We will put forth resolutions to our shareholders at a general meeting to be convened within six months after the completion of the Listing to amend certain provisions of our Articles of Association in order to comply with the Hong Kong Listing Rules.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our Class A ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules and the SFO and ruling given under the Takeovers Code, which could result in us having to amend our corporate structure and Articles of Association and we may incur of incremental compliance costs.

If we change the listing venue of our securities, including delisting from either of the New York Stock Exchange and the Hong Kong Stock Exchange, you may lose the shareholder protection mechanisms afforded under the regulatory regimes of the applicable securities exchange.

As a company listed on the New York Stock Exchange and the Hong Kong Stock Exchange, we are subject to various listing standards and requirements that are aimed at protecting your rights as shareholders of the Company, subject to certain applicable permitted exceptions. If we choose to change the listing venue of our securities, including delisting from either exchange, you may lose the shareholder protection measures afforded under the regulatory regimes of the applicable securities exchange. In particular, various factors will be taken into consideration by the Company in relation to the circumstances under which it may be considered not desirable or viable for the shares to remain listed on a certain stock exchange, such as the then regulatory environment of the listing venue and whether the additional compliance cost arising by remaining listed in a particular stock exchange will be unduly burdensome for the Company to further its interest, realize its vision or implementing certain business plans.

The trading price of our ADSs has fluctuated and may be, and the trading price of our Class A ordinary shares can be, volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been volatile and has ranged from a low of US$3.12 to a high of US$31.79 between January 4, 2021 and June 15, 2022. The trading price of our Class A ordinary shares, likewise, can be volatile for similar or different reasons, many of which are beyond our control. The price and trading volumes for our Class A ordinary shares and/or ADSs may be highly volatile for various factors, including the following:

•	variations in our revenues, operating costs and expenses, earnings and cash flow;

•	our controlling shareholder’s business performance and the trading price of its stock;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new products and services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our shareholders, affiliates, Directors, officers or employees, our content offerings, our business model, our services or our industry;

•	general economic or political conditions in China or elsewhere in the world;

•	announcements of new regulations, rules or policies relevant for our business;

•	additions or departures of key personnel;

•	any share repurchase program;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation, regulatory investigations or other legal or regulatory proceedings.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A ordinary shares and/or ADSs will trade.

In addition, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our Class A ordinary shares and/or ADSs, regardless of our actual operating performance. Moreover, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. These broad market and industry fluctuations may adversely affect the market price of our Class A ordinary shares and/or ADSs. Volatility or a lack of positive performance in our Class A ordinary shares and/or ADSs price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares and/or ADSs, the trading price for our Class A ordinary shares and/or ADSs and trading volume could decline.

The trading market for our Class A ordinary shares and/or ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class A ordinary shares and/or ADSs, the trading price for our Class A ordinary shares and/or ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or volume for our Class A ordinary shares and/or ADSs to decline.

Our dual-class voting structure will limit the holders of our Class A ordinary shares and ADSs to influence corporate matters, provide certain shareholders of ours with substantial influence and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have adopted a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights other than voting and conversion rights. Each holder of our Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 15 votes per share. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each Class B ordinary share is convertible into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (i) any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, or (ii) a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not an affiliate of registered holders of such Class B ordinary shares becomes a beneficial owner of such Class B ordinary shares, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares.

As of the Latest Practicable Date, Tencent, together with its affiliates, beneficially owned 9.6% of our outstanding Class A ordinary shares and 95.7% of our outstanding Class B ordinary shares, and held in the aggregate 90.4% of our total voting power2. As a result of this dual-class share structure, Tencent will have complete control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of Directors and other significant corporate actions. This concentrated control will limit the ability of the holders of our Class A ordinary shares and ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. Moreover, Tencent may increase the concentration of its voting power and/or share ownership in the future, which may, among other consequences, decrease the liquidity in our Class A ordinary shares and ADSs.

[2]	The foregoing beneficial ownership information of Tencent is based on the Amendment No. 2 to Schedule 13G filed by Tencent with the SEC on February 10, 2022.

Techniques employed by short sellers may drive down the trading price of our Class A ordinary shares and/or ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying an identical number of securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant listed company and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the trading price of our Class A ordinary shares and/or ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and the value of any investment in our Class A ordinary shares and/or ADSs could be greatly reduced or rendered worthless.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our Class A ordinary shares and/or ADSs could adversely affect their trading price.

Sales of substantial amounts of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A ordinary shares and/or ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the trading price of our Class A ordinary shares and/or ADSs. In addition, certain holders of our existing shares have the right to cause us to register under the Securities Act of 1933, or the Securities Act, the sale of their shares. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the trading price of our Class A ordinary shares and/or ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, the holders of our Class A ordinary shares and/or ADSs must rely on price appreciation of our Class A ordinary shares and/or ADSs for return on their investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares and/or ADSs as a source for any future dividend income.

Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Accordingly, the return to the holders of our Class A ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of our Class A ordinary shares and/or ADSs. There is no guarantee that our Class A ordinary shares and/or ADSs will appreciate in value or even maintain the price at which the holders of our Class A ordinary shares and/or ADSs purchased the Class A ordinary shares and/or ADSs. The holders of our Class A ordinary shares and/or ADSs may not realize a return on their investment in our Class A ordinary shares and/or ADSs and they may even lose their entire investment in our Class A ordinary shares and/or ADSs.

Our Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our Articles of Association contain provisions to limit the ability of others to acquire control of the Company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of the Company in a tender offer or similar transaction. Our Board of Directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. If our Board of Directors decides to issue preferred shares, the price of our Class A ordinary shares and/or ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

Our shareholders may face difficulties in protecting their interests, and ability to protect their rights through U.S. or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the Directors, actions by minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some other jurisdictions. In particular, the Cayman Islands has a less developed body of securities laws than the United States or Hong Kong. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States or a court in Hong Kong.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except for our Articles of Association, special resolutions passed by our shareholders and our register of mortgages and charges) or to obtain copies of registers of members of these companies. Our Directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for our shareholders to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may face more difficulties in protecting their interests in the face of actions taken by our management, members of the Board of Directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States or Hong Kong.

Since we are a Cayman Islands exempted company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States or Hong Kong.

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law relating to the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States.

Furthermore, our Directors have the power to take certain actions without shareholder approval which would require shareholder approval under Hong Kong law or the laws of most U.S. jurisdictions. The directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholders’ approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.

Furthermore, our Articles of Association are specific to us and include certain provisions that may be different from common practices in Hong Kong, such as the absence of requirements that the appointment, removal and remuneration of auditors must be approved by a majority of our shareholders.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are legal and other restrictions to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that the investors consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If any of the holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, such holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and the majority of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current Directors and officers are nationals and residents of countries and jurisdictions other than the United States or Hong Kong. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the United States or Hong Kong in the event that such shareholders believe that their rights have been infringed under the U.S. federal securities laws, Hong Kong laws or otherwise. Even if such shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render them unable to enforce a judgment against our assets or the assets of our Directors and officers.

We may need additional capital, and the sale of additional Class A ordinary shares and/or ADSs or other equity securities could result in additional dilution to our shareholders, and the incurrence of additional indebtedness could increase our debt service obligations.

We may require additional cash resources due to changed business conditions, strategic acquisitions or other future developments. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The sale of substantial amounts of our Class A ordinary shares and/or ADSs could dilute the interests of our shareholders and ADS holders and adversely impact the market price of our Class A ordinary shares and/or ADSs. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ADS holders may be subject to limitations on transfer of their ADSs.

In certain cases, our ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or regulatory body, or under any provision of the deposit agreement, or for any other reason.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our Class A ordinary shares or ADSs could adversely affect the price of our Class A ordinary shares and/or ADS.

If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our Class A ordinary shares or ADSs, including those issued upon the exercise of our outstanding stock options, the market price of our Class A ordinary shares and/or ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. Shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions contained in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. If our existing shareholders sell a substantial amount of Class A ordinary shares, the prevailing market price for our Class A ordinary shares and/or ADSs could be adversely affected.

We incur increased costs as a result of being a public company.

As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. Complying with these rules and regulations applicable to public companies has increased our accounting, legal and financial compliance costs, making certain corporate activities more time-consuming and costly. We will also incur additional costs as a result of the Listing on the Hong Kong Stock Exchange. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future. In the past, shareholders of a public company in the United States often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material and adverse effect on our financial condition and results of operations.

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our Class A ordinary shares and/or ADSs.

Upon the Listing, we will be subject to Hong Kong and NYSE listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our Class A ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Class A ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of our Class A ordinary shares after the Listing.

Exchange between our Class A ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on NYSE. Subject to compliance with U.S. securities law and the terms of the Deposit Agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also surrender ADSs and withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the Deposit Agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and our ADSs on NYSE may be adversely affected.

The time required for the exchange between Class A ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.

There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which our ADSs and our Class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances or other factors may delay the deposit of Class A ordinary shares in exchange for ADSs or the withdrawal of Class A ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange for Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate. Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange Class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

We are exposed to risks associated with the potential spin-off of one or more of our businesses.

We are exposed to risks associated with the potential spin-off of one or more of our businesses. We have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements in paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to spin-off a subsidiary entity and list it on the Hong Kong Stock Exchange within three years of the Listing. While we did not have any specific plans with respect to the timing or details of any potential spin-off listing on the Hong Kong Stock Exchange as of Latest Practicable Date, we continue to explore the ongoing financing requirements for our various businesses and may consider a spin-off listing on the Hong Kong Stock Exchange for one or more of those businesses within the three year period subsequent to the Listing. As of the Latest Practicable Date, we had not identified any target for a potential spin-off, and as a result, we do not have any information relating to the identity of any spin-off target or any other details of any spin off. Accordingly, there is no material omission of any information relating to any possible spin-off in the Listing Document. The waiver granted by the Hong Kong Stock Exchange is conditional upon us confirming to the Hong Kong Stock Exchange in advance of any spin-off that it would not render the Company, excluding the businesses to be spun off, incapable of fulfilling either the eligibility or suitability requirements under Rules 19C.02 and 19C.05 of the Hong Kong Listing Rules based on the financial information of the entity or entities to be spun-off at the time of the Company’s Listing (calculated cumulatively if more than one entity is spun-off). We cannot assure you that any spin-off will ultimately be consummated, whether within the three-year period after the Listing or otherwise, and any such spin-off will be subject to market conditions at the time and approval by the Listing Committee. In the event that we proceed with a spin-off, the Company’s interest in the entity to be spun-off (and its corresponding contribution to the financial results of our Group) will be reduced accordingly.

An active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange might not develop or be sustained, the trading prices of our Class A ordinary shares might fluctuate significantly and the effectiveness of the bridging and liquidity arrangements might be limited.

Following the completion of the Listing, we cannot assure you that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will develop or be sustained. The trading price or liquidity for our ADSs on the NYSE might not be indicative of those of our Class A ordinary shares on the Hong Kong Stock Exchange following the completion of the Listing. If an active trading market of our Class A ordinary shares on the Hong Kong Stock Exchange does not develop or is not sustained after the Listing, the market price and liquidity of our Class A ordinary shares could be materially and adversely affected.

In 2014, the Hong Kong, Shanghai and Shenzhen Stock Exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and mainland Chinese investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 2,000 equity securities trading in the Hong Kong, Shanghai and Shenzhen markets. Stock Connect allows mainland Chinese investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading; without Stock Connect, mainland Chinese investors would not otherwise have a direct and established means of engaging in Southbound Trading. In October 2019, the Shanghai and Shenzhen Stock Exchanges separately announced their amended implementation rules in connection with Southbound Trading to include shares of WVR companies to be traded through Stock Connect. However, since these rules are relatively new, there remains uncertainty as to the implementation details, especially with respect to shares of those companies with a secondary listing on the Hong Kong Stock Exchange. It is unclear whether and when the Class A ordinary shares of our Company, a WVR company with a secondary listing in Hong Kong upon the Listing, will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our Class A ordinary shares for trading through Stock Connect will affect mainland Chinese investors’ ability to trade our Class A ordinary shares and therefore may limit the liquidity of the trading of our Class A ordinary shares on the Hong Kong Stock Exchange.

Throughout the Bridging Period, the Designated Dealers intend to implement certain bridging and liquidity arrangements as set out in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong — Bridging and Liquidity Arrangements” in the Listing Document. While such arrangements are expected to contribute towards liquidity to meet demand for our Class A ordinary shares in Hong Kong and to maintain a fair and orderly market, investors should be aware that such bridging and liquidity arrangements are subject to the Designated Dealers’ ability to obtain sufficient numbers of our Class A ordinary shares to meet demand. There is no guarantee that such bridging and liquidity arrangements will attain and/or maintain liquidity in our Class A Ordinary Shares at any particular level on the Hong Kong Stock Exchange, nor is there any assurance that the price of our Class A Ordinary Shares in Hong Kong will not exhibit significant volatility.

We also cannot guarantee you that the price at which our Class A Ordinary Shares are traded on the Hong Kong Stock Exchange will be substantially the same as or similar to the price at which our ADSs are traded on the NYSE or that any particular volume of our Class A Ordinary Shares will be traded on the Hong Kong Stock Exchange. The bridging and liquidity arrangements being implemented in connection with the Listing are not equivalent to the price stabilization activities which may be undertaken in connection with an initial public offering. The bridging and liquidity arrangements will terminate and cease to continue beyond the Bridging Period. Accordingly, there may be volatility in the Hong Kong market after the Bridging Period.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading of ADSs or deposits in, or withdrawals from, the ADS facility following the Listing.

In connection with the Listing, we will establish a branch register of members in Hong Kong, or the Hong Kong share register. Our Class A ordinary shares that are traded on the Hong Kong Stock Exchange, including those that may be withdrawn from the ADS facility, will be registered on the Hong Kong share register, and the trading of these Class A ordinary shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate deposits in and withdrawals from the ADS facility and trading between the NYSE and the Hong Kong Stock Exchange, we also intend to move all our Class A ordinary shares represented by ADSs from our register of members maintained in the Cayman Islands to our Hong Kong share register.

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller.

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading of ADSs or deposits in, or withdrawals from, the ADS facility of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading of ADSs or deposits in, or withdrawals from, the ADS facility of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisers on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading of ADSs or deposits in, or withdrawals from, the ADS facility, the trading price and the value of your investment in our Class A ordinary shares and/or ADSs may be affected.

Investors should not place undue reliance on facts, forecasts, estimates and other statistics in the Listing Document relating to the economy and our industry obtained from official government and other resources.

Facts, forecasts, estimates and other statistics in the Listing Document relating to the economy and the industry in which we operate our business have been collected from official government and other sources. Neither we nor any of our respective affiliates or advisors have independently verified the accuracy or completeness of such information directly or indirectly derived from official government and other sources. Statistics, industry data and other information relating to the economy and the industry derived from the official government and other sources used in the Listing Document may not be consistent with other information available from other sources and therefore, investors should not unduly rely on such information in the Listing Document.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information and statistics were extracted from different official government publications, available sources from public market research, and other sources from independent suppliers.

CHINA ONLINE MUSIC SERVICES MARKET OVERVIEW

Sizable Market with Significant Growth Potential

According to iResearch, China is the second largest online music services market in the world in terms of total revenues in 2021. The market size of China’s online music services increased from RMB3.6 billion in 2016 to RMB17.1 billion in 2021, and is expected to reach RMB38.0 billion in 2026, according to iResearch, demonstrating rapid growth historically and significant room for future growth. In China, online music services are primarily monetized through membership subscriptions and advertising services from music content offerings.

Market Size of China Online Music Services (in RMB billions)

Source: iResearch

With technologies, music entertainment has evolved from a pure “listening” experience to diversified use cases. This has greatly improved user experience, leading to increased popularity of online music entertainment among China’s internet users and increasing paying ratio and user spending.

•

China has a massive audience with a growing demand for music entertainment. According to the China Statistical Report on Internet Development published by the China Internet Network Information Center, the number of online music services users in China had grown from 503 million in 2016 to 729 million in 2021. It is expected that the number of online music services users in China will further reach 848 million in 2026, according to iResearch. Apart from growth, this also represents a consistently high penetration rate (defined as the number of online music services users as a percentage of total internet population) of approximately 70%, demonstrating that online music stands out as one of the most popular forms of entertainment among China’s internet users.

Number of Online Music Services Users in China (in millions)

Source: China Internet Network Information Center, iResearch

•

Online music services users in China are increasingly willing to pay for music, due to the efforts in the promotion of copyright protection in China, as well as superior music entertainment experience offered by major online music platforms through innovative products and technologies. According to iResearch, membership paying ratio for online music in China increased from 3.0% in 2016 to 13.8% in 2021 and is expected to nearly double and reach 27.0% in 2026. Compared to the membership paying ratio of more than 40% in the U.S. as of 2021, which was more than three times the ratio in China in the same year, there remains substantial opportunities for monetization as major online music platforms continue to enrich their content library, diversify their offerings, and provide a more innovative user experience.

Membership Paying Ratio for Online Music Services in China

(as % of online music users)

Source: iResearch

Emerging Trends & Opportunities in China’s Online Music Services Market

China’s online music services market presents significant opportunities for leading players who can capitalize on the following market trends.

•

Evolving user demand for diversified content: With the increasing user needs for the diversity of content, the ability to dynamically optimize content creation strategy to cater for diverse and evolving users’ preferences has become a key differentiating factor. Online music platforms are in pursuit of diversification across content types, music genres and formats via (i) partnerships with music labels and leading industry players, (ii) offering all-in-one services and rich resources to support the creation of original works by indie musicians, and (iii) enhancements of in-house content development capabilities powered by advanced technology.

•

User demands for a multi-dimensional music experience: As user demands for online music services continue to evolve, the format of music enjoyment has transcended beyond merely listening to songs, and online music platforms have continued to innovate by permeating music into various music entertainment formats or channels. The COVID-19 pandemic has also boosted users’ demands for multi-dimensional music experience that helps them stay connected with friends and families. As a result, a myriad of innovations to create novel user experience of music enjoyment have emerged, such as (i) combining music sharing with interactive features to facilitate connections among users, (ii) online-merge-offline performance platforms designed to deliver immersive and convenient music entertainment experience to users, (iii) hosting of virtual music festival where users can interact with artists and fellow music lovers in an immersive virtual setting, (iv) application of AR/VR and other technologies in music and audio content offerings. As a result, online music services platforms that can offer a one-stop experience to satisfy users’ diverse entertainment and social needs will be better positioned to attract, retain and monetize their user bases.

•

Continued technological innovations to improve users’ experience: Online music platforms that are able to innovate continuously in their technologies to enhance users’ experience will stand out. Examples of these technologies include music recommendation algorithms that enhance efficiency in distribution and marketing, song recognition technology that enables users to quickly discover their favorite songs and artists, audio text-to-speech technology that enables more immersive listening experience, and synthetic audio for virtual artists and idols.

Competitive Landscape

China’s online music services market currently has a relatively small number of players. The early movers in this market typically have longer and deeper relationships with content suppliers and have accumulated larger content libraries than their peers. Additionally, the significant time and resources needed to develop advanced technologies, establish brand recognition and nurture long-term user loyalty have given industry early movers and leaders competitive edges over their competitors.

The table below summarizes the operating metrics of the key players in China’s online music services market:

Key Operating Metrics of Key Players in Online Music Services Market in China in 2021

	Our Group	Company A(2)
Revenues (RMB, billion)(1)	11.5	3.3
Mobile MAUs (million)(1)	622	183
Paying users (million)(1)	68.6	28.9
Paying ratio (%)(1)	11.0	15.8
Monthly ARPPU (RMB)(1)	8.9	6.7

Source: iResearch

Notes:

(1)

Please see “Glossary of Technical Terms” for more information about how we calculate our mobile MAUs and paying users. Please note that each company has its own methods for calculating its operating metrics, which may be materially different. As a result, our operating metrics may not be directly comparable to similarly titled metrics used by other companies.

(2)

Founded in Hangzhou, China in 2016, Company A is an online music entertainment platform offering both online music and social entertainment services that was listed on the Hong Kong Stock Exchange in 2021.

China’s online music services market has long been characterized by intense competition in terms of breadth and diversity of content, product features, social interaction features, evolving user preferences, brand awareness and reputation. In recent years, we have faced increased competition for users and their time and attention from other online music providers and providers of new, emerging formats of online music and entertainment content. We believe we are well positioned to continue to scale our business and drive our profitability as we are capable of continuously growing our core online music subscription basis by offering a compelling music content library and user experience. Amid the increasingly intense competition, leading players in China’s online music services market are beginning to place more emphasis on the quality of the growth in terms of user engagement and willingness to pay, rather than merely focusing on driving the size of their overall user bases.

CHINA MUSIC-CENTRIC SOCIAL ENTERTAINMENT SERVICES MARKET OVERVIEW

Music-centric social entertainment services enable users to sing, perform, and socialize in online music communities and share their performances with friends and other users who have common music interests. Music-centric social entertainment services in China, offered in the form of online karaoke as well as audio and video live streaming, are primarily monetized through sales of virtual gifts or premium memberships.

Market Size of China Music-centric Social Entertainment Services (in RMB billions)

Source: iResearch

Emerging Trends, Challenges & Opportunities in China’s Music-Centric Social Entertainment Services Market

The main growth drivers, trends, challenges and opportunities in China’s music-centric social entertainment services market include:

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Massive and increasing user need for quality music-centric content and services and competition brought by new content and product formats. China has a massive internet user audience with an increasing demand for quality music-centric social entertainment content and services. This has given rise to emergence of music-centric social entertainment platforms and is expected to continue to drive the long-term growth of the market. In recent years, new content formats, such as audio and short-form videos, have emerged and quickly gained traction among users. Music-centric social entertainment platforms must respond effectively to changing user needs and preferences and invest in improving and diversifying content in order to remain competitive.

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Adoption of innovative technologies driving user engagement. Music-centric social entertainment platforms have continued to leverage cutting-edge technologies to offer more diversified engaging content and provide users with new, innovative ways to communicate, perform and socialize. Music-centric social entertainment platforms which have stronger technology capabilities and a more diversified product portfolio are better positioned than their peers to engage users and drive sustainable, profitable growth.

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Changing market environment. In recent years, China’s music-centric social entertainment services market has been characterized by changing user needs and preferences, increasing competition, and heightened regulations. For more information about the regulations relating to social entertainment services, see “Recent Developments — Recent PRC Regulatory Developments — Recently Adopted Live Streaming Regulations” and “Regulatory Overview.” Companies that are able to adapt to these challenges and changing market conditions are more likely than their peers to retain competitive advantages.

Competitive Landscape

China’s music-centric social entertainment services market has been and is expected to continue to be relatively fragmented in terms of market shares. The table below sets forth the key operating metrics of the key players in this market:

Key Operating Metrics of Key Players in Music-centric Social Entertainment Services Market in China in 2021

	Our Group	Company A(2)	Company B(3)	Company C(4)
Revenues (RMB billion)(1)	19.8	3.7	2.1	1.0
Mobile MAUs (million)(1)	203	20.0	9.4	5.5
Paying users (million)(1)	10.3	0.68	0.19	0.17
Paying ratio (%)(1)	5.1	3.6	2.0	3.0
Monthly ARPPU (RMB)(1)	160	448	352	637

Source: iResearch

Notes:

(1)

Please see “Glossary of Technical Terms” for more information about how we calculate our mobile MAUs and paying users. Please note that each company has its own methods for calculating its operating metrics, which may be materially different. As a result, our operating metrics may not be directly comparable to similarly titled metrics used by other companies.

(2)

Founded in Hangzhou, China in 2016, Company A is an online music entertainment platform offering both online music and social entertainment services that was listed on the Hong Kong Stock Exchange in 2021.

(3)	Founded in Guangzhou, China in 2007, Company B is an online audio platform offering both (i) audio entertainment services and (ii) podcast and other services that was listed on Nasdaq in 2020.
(4)	Founded in Shanghai, China in 2012, Company C is a privately owned online audio platform that focuses on providing online audio services and audio- and music-centric entertainment services.

China’s music-centric social entertainment services market is highly competitive. Market players compete based on their ability to meet increasing and constantly evolving user need for quality content and services, drive user engagement, and effectively adapt to the evolving market and regulatory environment. In particular, the increased competition from providers of new content formats, such as audio and short-form videos, in recent years have driven music-centric social entertainment platforms like us to devote more resources to diversifying content offerings (including video content) and exploring new monetization strategies in order to meet changing user preferences and remain competitive. At the same time, such dynamic competitive landscape has, and is expected to continue to, put pressure on our short-term growth in terms of the overall user base and monetization of our social entertainment services. See “— Emerging Trends, Challenges & Opportunities in China’s Music-Centric Social Entertainment Services Market.”

SOURCES OF INFORMATION

We commissioned Shanghai iResearch Co., Ltd., an independent market research consulting firm that is principally engaged in the provision of market research consultancy services, to conduct a detailed study of the online music services market and music-centric social entertainment services market in China.

We have included certain information from the iResearch Report in the Listing Document because our Directors believe that such information facilitates an understanding of the relevant markets for potential investors. The market research process for the iResearch Report has been undertaken through detailed primary research and secondary research. Primary research involved expert interviews and company interviews. Secondary research involved statistical data and special reports issued by government departments or industry associations, the prospectus, annual reports and quarterly reports of listed or proposed listed companies, views and forecasts of industry experts in public reports, other research reports of iResearch, research database data of iResearch, etc.

Analysis and forecasts contained in the iResearch Report are based on major assumptions at the time of compiling such report: China’s social, economic and political environment will remain stable during the forecast period, and China’s mobile Internet industry can maintain relatively stable development. The quoted data of government departments, industry associations and institutions remain unchanged. The key forces driving the development of the industry are still relevant and applicable in the forecast period. There is no significant change in the environment of relevant industries. Our Directors confirm that after taking reasonable care, there has been no material adverse change in the overall market information since the date of the iResearch Report that would materially qualify, contradict or have an impact on such information. The reliability of the iResearch Report may be affected by the accuracy of the foregoing assumptions and factors.

We have agreed to pay a fee of RMB550,000 to iResearch in connection with the preparation of the iResearch Report. We have extracted certain information from the iResearch Report in this section, as well as in the sections headed “Risk Factors,” “Business,” “Financial Information” in this Exhibit 99.1 to the 6-K and elsewhere in the Listing Document to provide our potential investors with a more comprehensive presentation of the industries where we operate.

REGULATORY OVERVIEW

The following section sets forth supplemental and updated information concerning certain regulations to which we are subject subsequent to the filing of our 2021 Form 20-F.

Regulations on Foreign Investment

The Foreign Investment Law of the PRC adopted by the National People’s Congress on March 15, 2019 and its Implementing Regulation adopted by the State Council on December 26, 2019 became effective on January 1, 2020. Pursuant to the Foreign Investment Law of the PRC, China will grant national treatment to foreign invested entities, except for those foreign invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the “negative list” to be released or approved by the State Council.

The MOFCOM and the NDRC jointly promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version), or the Negative List, on December 27, 2021, which became effective on January 1, 2022. The Negative List stipulates that any PRC domestic enterprise engaging in prohibited industries under the Negative List shall obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors shall not participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the relevant administrative provisions of the PRC domestic securities investment by foreign investors.

In December 2020, the NDRC and MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. Pursuant to such measures, the NDRC establishes a working mechanism office, or the Working Mechanism Office, in charge of the security review of foreign investment, which is led by the NDRC and the MOFCOM. Such measures also define foreign investment as direct or indirect investment by foreign investors in the PRC, including (i) investment in new onshore projects or establishment of wholly foreign owned onshore enterprises or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Foreign investment in certain key areas with national security concerns, such as important cultural products and services, important information technology and internet products and services, key technologies and others which results in the acquisition of de facto control of the invested companies, shall be filed with the Working Mechanism Office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” is not clearly defined under such measures, and could be broadly interpreted. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in such measures. Failure to make such filing may subject such foreign investor to rectification within a prescribed period, and the foreign investor will be negatively recorded in the relevant national credit information system, which would then subject such investor to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to restore to the status before the implementation of the investment and to erase the impact to national security.

Regulations on Transmitting Audio-Video Programs through the Internet

On December 20, 2007, the MII and the State Administration of Radio, Film and Television, or the SARFT, jointly issued the Administrative Provisions on the Internet Audio-Video Program Service, or the Audio-Video Program Provisions, which came into effect on January 31, 2008 and was amended on August 28, 2015. The Audio-Video Program Provisions defines “internet audio-video program services” as producing, editing and integrating audio-video programs, supplying audio-video programs to the public via the internet, and providing audio-video programs uploading and transmission services to a third party. Entities providing internet audio-video programs services must obtain an Audio and Video Service Permission, or AVSP. Applicants for the AVSP shall be state-owned or state-controlled entities unless an AVSP has been obtained prior to the effectiveness of the Audio-Video Program Provisions in accordance with the then-in-effect laws and regulations. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. According to the Audio-Video Program Provisions and other relevant laws and regulations, audio-video programs provided by the entities supplying internet audio-video program services shall not contain any illegal content or other content prohibited by the laws and regulations, such as any content against the basic principles in the PRC Constitution, any content that jeopardizes the sovereignty of the country or national security, and any content that disturbs social order or undermine social stability. A full copy of any audio-video program that has already been broadcasted shall be retained for at least 60 days. Movies, television programs and other media content used as internet audio-video programs shall comply with applicable administrative regulations on programs transmitting through radio, movie and television channels. Entities providing services related to internet audio-video programs shall immediately remove the audio-video programs violating laws and regulations, keep the relevant records, report to the relevant authorities, and implement other regulatory requirements.

The Categories of the Internet Audio-Video Program Services, or the Audio-Video Program Categories, promulgated by SARFT on March 17, 2010 and amended on March 10, 2017, classifies internet audio-video programs into four categories: (I) Category I internet audio-video program service, which is carried out with a form of radio station or television station; (II) Category II internet audio-video program service, including (a) re-broadcasting service of current political news audio-video programs; (b) hosting, interviewing, reporting, and commenting service of arts, entertainment, technology, finance and economics, sports, education, and other specialized audio-video programs; (c) producing (interviewing not included) and broadcasting service of arts, entertainment, technology, finance and economics, sports, education, and other specialized audio-video programs; (d) producing and broadcasting service of internet films/dramas; (e) aggregating and broadcasting service of films, television dramas and cartoons; (f) aggregating and broadcasting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio-video programs; and (g) live audio-video broadcasting service of cultural activities of common social organizations, sport events or other organization activities; (III) Category III internet audio-video program service, including (a) aggregating service of online audio-video content, and (b) re-broadcasting service of the audio-video programs uploaded by internet users; and (IV) Category IV internet audio-video program service, including (a) re-broadcasting of the radio or television program channels; (b) re-broadcasting of internet audio-video program channels; and (c) re-broadcasting of online live audio-video program.

On July 20, 2015, the State Administration of Press, Publication, Radio, Film and Television (the SAPPRFT, currently known as the National Radio and Television Administration) issued the Circular on Relevant Issues Concerning Implementing the Approval Granting for Mobile Internet Audio-Video Program Services, or the Mobile Audio-Video Program Circular. The Mobile Audio-Video Program Circular provides that the mobile internet audio-video program services shall be deemed a type of internet audio-video program services. Entities approved to provide mobile internet audio-video program services may use mobile WAP websites or mobile applications to provide audio-video program services, but the types of the programs operated by such entities shall be within the permitted scope as provided in their AVSPs and the said mobile applications shall be filed with the SAPPRFT.

On November 18, 2019, the CAC, the Ministry of Culture and Tourism and the National Radio and Television Administration jointly issued the Administrative Provisions on Internet Audio-Video Information Services, or the Internet Audio-Video Information Services Provisions, which became effective on January 1, 2020. The Internet Audio-Video Information Services Provisions defines the “Internet audio-video information services” as providing services regarding audio and video information production, uploading and transmission to the public via internet platforms such as websites and applications. Entities providing internet audio-video information services must obtain relevant licenses subject to applicable PRC laws and regulations and are required to authenticate users’ identities based on their organizational codes, PRC ID numbers, or mobile phone numbers, etc.

Regulations on Online Live Streaming

On November 4, 2016, the CAC issued the Administrative Regulations on Online Live Streaming Services, or the Online Live Streaming Regulations, which came into effect on December 1, 2016. According to the Online Live Streaming Regulations, when providing internet news information services, both online live streaming service providers and online live streaming publishers must obtain the relevant licenses for providing internet news information service and may only carry out internet news information services within the scope of such licenses. All online live streaming service providers (whether or not providing internet news information) must take certain actions to operate their services, including establishing platforms for monitoring live streaming content.

According to the Measures for the Administration of Cyber Performance Business Operations, which was promulgated by the Ministry of Culture on December 2, 2016 and became effective on January 1, 2017, an online performance business entity engaging in online performance business operations shall apply to the cultural administrative department at the provincial level for an Internet Culture Operation License, and the business scope of such license shall include online performance. An online performance business entity shall indicate the license number of its Internet Culture Operation License in a conspicuous place of the homepage of its website.

On November 12, 2020, the National Radio and Television Administration promulgated the Circular on Strengthening the Administration of Live Streaming Web Shows and Live Streaming E-commerce, or the Circular 78, which sets forth registration requirements for platforms providing online show live streaming or e-commerce live streaming as well as requirements for certain live streaming businesses with respect to real-name registration, limits on users’ spending on virtual gifting, restrictions on minors from virtual gifting, live streaming review personnel requirements and content tagging requirements, among other things. On February 9, 2021, the CAC, together with six other authorities, jointly issued the Guidance Opinions on the Strengthening the Regulation and Management Work of Internet Streaming, or the Circular 3, which requires internet streaming platforms to set up appropriate caps on the maximum purchase price for each piece of virtual gifts and maximum value of virtual gifts that the users give to the performers each time.

On March 25, 2022, CAC, the State Taxation Administration and SAMR issued Opinions on Further Regulating the For-Profit Activities in Online Live Streaming to Promote a Healthy Development of the Industry, which provides that, among others, live streaming platforms shall report to tax authorities information including but not limited to live streaming publishers’ identity, information of the live streaming account and the bank account which receives profits, types of revenue and profits earning information.

On May 7, 2022, CAC, together with three other authorities, jointly issued the Opinions on Regulating Live Streaming Rewards and Strengthening Minor Protections, or the Live Streaming Opinions, which iterates the requirements for live streaming platforms in respect of strengthening real-name registration, prohibiting minors from virtual gifting and restrictions on providing live streamer services to minors. Pursuant to the Live Streaming Opinions, online platforms are prohibited from ranking, introducing or recommending live streaming performers solely by the monetary amount of virtual gifts that they have received from users, nor could the platforms rank users based on the monetary amount of virtual gifts that they have sent to live streaming performers. Any such rankings currently available on these online platforms is ordered to be removed by June 7, 2022 according to the Live Streaming Opinions. In addition, the online platforms shall procure that, during the peak hours (from 8.00 p.m. to 10.00 p.m.) every day, each live streaming performer shall not engage in “PKs” (i.e. real-time interactive competitive game between two performers) against another performer for more than twice, and the online platforms shall not impose penalty within the game or provide any technical support to facilitate imposing such penalty.

Regulations on Publication

Publishing activities in China are mainly supervised and regulated by the SAPPRFT. On February 4, 2016, the SAPPRFT and the MIIT jointly promulgated the Regulations on the Administration of Online Publishing Services, or the Online Publishing Regulations, which came into effect on March 10, 2016. The Online Publishing Regulations define “online publications” as digital works that are edited, produced, or processed to be published and provided to the public through the internet, including (a) original digital works, such as pictures, maps, games and comics; (b) digital works with content that is consistent with the type of content that, prior to being released online, typically was published in offline media such as books, newspapers, periodicals, audiovisual products and electronic publications; (c) digital works in the form of online databases compiled by selecting, arranging and compiling other types of digital works; and (d) other types of digital works identified by the SAPPRFT. In addition, foreign-invested enterprises are not allowed to engage in the distribution of the foregoing online publications through the internet. Under the Online Publishing Regulations, internet operators distributing online publications via internet are required to obtain an Online Publishing Service Permit from the SAPPRFT.

On May 31, 2016, the SAPPRFT and the MOFCOM jointly promulgated the Provisions for the Administration of the Publication Market, or Provisions for Publication, which became effective on June 1, 2016. According to the Provisions for Publication, any entity or individual that intends to engage in wholesale or retail of publications shall obtain a publication business permit. The Administrative Regulations on Publishing (2020 Revised), which was promulgated by the State Council and became effective on November 29, 2020, specifies that entities and individually owned businesses engaging in retail of publications shall obtain a publication business permit.

Regulations on Commercial Performances

The Administrative Regulations on Commercial Performances was promulgated by the State Council in August 11, 1997 and last amended with immediate effect on November 29, 2020. According to these regulations, to legally engage in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performing business, and file an application with the culture administrative department of the people’s government at the county level for approval. To legally engage in commercial performances, a performance brokerage agency shall have three or more full-time performance brokers and funds for the relevant business, and file an application with the culture administrative department of the people’s government of a province, autonomous region or municipality directly under central government. The culture administrative department shall make a decision within 20 days from the receipt of the application whether to approve the application, and upon approval, will issue a performance permit. Anyone or any entity engaging in commercial performance activities without approval may be imposed a penalty, in addition to being ordered to cease its actions. Such penalty may include confiscation of performance equipment and illegal proceeds, and a fine of 8 to 10 times of the illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000, a fine of RMB50,000 to RMB100,000 will be imposed. In addition, the Measures for the Administration of Performance Brokers was promulgated by the Ministry of Culture and Tourism on December 13, 2021 and became effective on March 1, 2022, pursuant to which performance broker shall pass the performance broker exam and acquire a performance broker certificate before engaging in the performance brokage activities. The Implementing Rules for Administrative Regulations on Commercial Performances, or the Rules for Commercial Performances, which was promulgated on March 5, 1998 by the Ministry of Culture and last amended with immediate effect on May 13, 2022, further stipulates that foreign-invested performance brokerage institution engaged in commercial performance activities shall submit applications in accordance with the Rules for Commercial Performances before conducting such activities.

To regulate brokerage activities in the field of the radio and television and internet audio-video, the National Radio and Television Administration issued the Administration Measures for Brokerage Agencies in the Field of Radio and Television and Internet Audio-Video, or the Administration Measures for Brokerage Agencies, on May 20, 2022, which became effective on June 30, 2022. The Administration Measures for Brokerage Agencies stipulates that, among others, (i) a brokerage agency shall obtain the consent from minors’ legal guardians before providing brokerage services to minors; and (ii) a brokerage agency shall strengthen the daily account maintenance of and supervision over any official fans group and fans club, and shall not appoint any minor to be the group leader or person in charge of such accounts.

Regulations on Online Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the revised Advertising Law of the PRC, or the Advertising Law, effective on September 1, 2015 which was further amended on October 26, 2018 and April 29, 2021. The Advertising Law increases the potential legal liability of advertising services providers and strengthens regulations of false advertising. The Advertising Law sets forth certain content requirements for advertisements including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest.

On July 4, 2016, the State Administration for Industry and Commerce (currently known as the State Administration for Market Regulations) issued the Interim Measures on the Administration of Online Advertising, or the SAIC Interim Measures, which came into effect on September 1, 2016. The Advertising Law and the SAIC Interim Measures require that online advertisements may not affect users’ normal use of internet and internet pop-up advertisements must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The SAIC Interim Measures provide that all online advertisements must be marked “advertisement” so that consumers can distinguish them from non-advertisement information. Moreover, the SAIC Interim Measures require that, among other things, sponsored search advertisements shall be prominently distinguished from normal research results and it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce internet users to click on an advertisement in a deceptive manner.

On November 26, 2021, the Administrative Measures for Internet Advertising (Draft for Comment) was published by the SAMR for public comments until December 25, 2021, which requires that internet advertising operators and publishers shall establish and improve the management systems regarding acceptance, registration, review and filing of the internet advertising businesses according to the relevant regulations and shall examine, verify and register the identity information of advertisers such as their names, addresses and valid contact details, set up registration files and check and update them on a regular basis. Relevant files shall be kept for not less than three years from the date of termination of the advertisement release. Internet advertising operators and publishers are required to set up advertisement reviewers familiar with advertising laws and regulations, and if possible, a special department shall be established to be responsible for the review of internet advertisements. The Administrative Measures for internet Advertising (Draft for Comment) was released for public comment only and there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules.

On November 1, 2021, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Launching the Action for Improvements to the Perception of Information and Communications Services, or the MIIT Notice. Under the MIIT Notice, internet enterprises shall set obvious and effective close buttons in the splash ads of their APPs. On September 9, 2022, the Administrative Provisions on Internet Pop-up Window Information Notification Services was issued by the CAC, MIIT and SAMR, effective from September 30, 2022, which requires that splash ads shall be subject to content compliance review and shall be identifiable, prominently marked as “advertisement,” and users shall be notified expressly. Besides, splash ads shall be able to be closed with a single click.

Regulations on Internet Security

On December 28, 2000, the Standing Committee of the National People’s Congress enacted the Decision on the Protection of Internet Security, as amended on August 27, 2009, which provides that the following activities, among others, conducted through the internet, will be subject to criminal liabilities if constituting a crime: (a) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (b) spreading rumor, slander or other harmful information via the internet for the purpose of inciting subversion of the state political power; (c) stealing or divulging state secrets, intelligence or military secrets via internet; (d) spreading false or inappropriate commercial information; or (e) infringing on the intellectual property. The Ministry of Public Security issued the Administrative Measures on Security Protection for International Connections to Computer Information Networks on December 16, 1997 and amended it on January 8, 2011, which prohibits using internet to leak state secrets or to spread socially destabilizing content.

On December 13, 2005, the Ministry of Public Security issued the Provisions on the Technical Measures for the Protection of the Security of the Internet, which requires that internet services providers shall have the function of backing up the records for at least 60 days. In addition, internet services providers shall (a) set up technical measures to record and keep the information as registered by users; (b) record and keep the corresponding relation between the internet web addresses and intranet web addresses as applied by users; and (c) record and follow up the net operation and have the functions of security auditing.

On January 21, 2010, the MIIT promulgated the Administrative Measures for Communications Network Security Protection, which requires that all communication network operators including telecommunications services providers and internet domain name service providers divide their own communication networks into units. The unit category shall be classified in accordance with degree of damage to national security, economic operation, social order and public interest. In addition, the communication network operators must file the division and ratings of their communication network with MIIT or its local counterparts. If a communication network operator violates these measures, the MIIT or its local counterparts may order rectification or impose a fine up to RMB30,000 in case such violation is not duly rectified in accordance with the order of the competent authority.

On July 1, 2015, the Standing Committee of the National People’s Congress issued the PRC National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of China. On April 13, 2020, twelve PRC regulatory authorities including the CAC issued the Cybersecurity Review Measures, with effect from June 1, 2020, which provide detailed cybersecurity review procedures for the purchase of network products and services by operators of “critical information infrastructure.” According to the Measures for Cybersecurity Review, operators of “critical information infrastructure” are operators identified by the regulatory department in charge of the protection of critical information infrastructure, and “network products and services” primarily are core network equipment, high-performance computers and servers, mass storage equipment, large databases and applications, network security equipment, cloud computing services, and other network products and services that may have an important impact on the security of critical information infrastructure.

In addition, the PRC Data Security Law was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021. The PRC Data Security Law establishes a tiered system for data protection in terms of their importance. Data categorized as “important data,” which will be determined by regulatory authorities in the form of catalogs, are required to be treated with higher level of protection.

Specifically, the PRC Data Security Law provides that operators processing “important data” are required to appoint a “data security officer” and a “management department” to take charge of data security. In addition, such operator is required to evaluate the risk of its data activities periodically and file assessment reports with relevant regulatory authorities.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which request improvement on the laws and regulations related to data security, cross-border data transfer and the management of confidential information, strengthening principal responsibility for the information security of overseas listed companies, strengthening standardized mechanisms for providing cross-border information, and improvement of cross-border audit regulatory cooperation in accordance with the law and the principle of reciprocity.

Regulations on the Security Protection of Critical Information Infrastructure, or the CII Protection Regulations, became effective on September 1, 2021. According to the CII Protection Regulations, critical information infrastructure, or the CII, refers to any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in the case of damage, function loss or data leakage. Regulators supervising specific industries are required to formulate detailed guidance to recognize the CII in the respective sectors, and a critical information infrastructure operator, or a CIIO, must take the responsibility to protect the CII’s security by performing certain prescribed obligations. For example, CIIOs are required to conduct network security test and risk assessment, report the assessment results to relevant regulatory authorities, and timely rectify the issues identified at least once a year. In addition, relevant administration departments of each critical industry and sector shall be responsible to formulate eligibility criteria and determine the CIIO in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as CIIOs.

On November 14, 2021, Regulations on Network Data Security Management (Draft for Comment), or the Draft Regulations on Network Data, was proposed by the CAC for public comments until December 13, 2021. The Draft Regulations on Network Data requires data processors to apply for cybersecurity review in accordance with the relevant laws and regulations for carrying out activities including but not limited to: (i) a merger, reorganization, or division to be conducted by an Internet platform operator who has amassed a substantial amount of data resources that concern national security, economic development or the public interest, which will or may impact national security; (ii) an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals; (iii) an initial public offering in Hong Kong to be conducted by a data processor, which will or may impact national security; and (iv) other data processing activities that will or may have an impact on national security. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. However, it provides no further explanation or interpretation as to how to determine what “may affect national security.” As of the date of the Listing Document, there is no schedule as to when the Draft Regulations on Network Data will be enacted.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC regulatory authorities jointly issued the Cybersecurity Review Measures which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review promulgated on April 13, 2020. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before listing in a foreign country. The relevant regulatory authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security.

Regulations on Privacy Protection

On December 29, 2011, the MIIT promulgated the Several Provisions on Regulation of Order of Internet Information Service Market, which prohibit internet information service providers from collecting personal information of any user without prior consent. Internet information service providers shall explicitly inform the users of the means of collecting and processing personal information, the scope of content, and purposes. In addition, internet information service providers shall properly keep the personal information of users, if the preserved personal information of users is divulged or may possibly be divulged, internet information service providers shall immediately take remedial measures and report any material leak or potential material leak to the telecommunications regulatory authority.

On December 28, 2012, the Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress emphasizes the need to protect electronic information that contains individual identification information and other private data. The decision requires internet service providers to establish and publish policies regarding the collection and use of electronic personal information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss.

In July 2013, the MIIT promulgated the Regulations on Protection of Personal Information of Telecommunications and Internet Users, or the Regulations on Network Information Protection, effective on September 1, 2013, to enhance and enforce legal protection over user information security and privacy on the internet. The Regulations on Network Information Protection require internet operators to take various measures to ensure the privacy and confidentiality of users’ information.

Pursuant to the Ninth Amendment to the Criminal Law of the PRC issued by the Standing Committee of the National People’s Congress on August 29, 2015, effective on November 1, 2015, any internet service provider that fails to fulfill the obligations related to internet information security as required by applicable laws and refuses to take corrective measures, will be subject to criminal liability for (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users’ personal information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (a) sells or provides personal information to others unlawfully or (b) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which came into effect on June 1, 2017. Pursuant to the Cybersecurity Law, network operators shall follow their cybersecurity obligations according to the requirements of the classified protection system for cybersecurity, including: (a) formulating internal security management systems and operating instructions, determining the persons responsible for cybersecurity, and implementing the responsibility for cybersecurity protection; (b) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cybersecurity; (c) taking technological measures to monitor and record the network operation status and cybersecurity incidents; (d) taking measures such as data classification, and back-up and encryption of important data; and (e) other obligations stipulated by laws and administrative regulations. In addition, network operators shall follow the principles of legitimacy to collect and use personal information and disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued on April 23, 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this circular, (i) app operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; and (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating such rules may be ordered by authorities to rectify within a given period of time and those that refuse to rectify may be disclosed to the public. Provided that the circumstances are serious, the relevant business may be suspended, or the business operation may be terminated for rectification, or the relevant business permits or licenses may be revoked in accordance with the law. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information which further illustrates certain common illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such App,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “provision of personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.”

Furthermore, the Provisions on the Cyber Protection of Children’s Personal Information issued by the CAC came into effect on October 1, 2019, which require, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians.

On May 28, 2020, the National People’s Congress adopted the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where it is necessary for personal information to be provided by a personal information processor to a recipient outside the territory of the PRC due to any business need or any other need, a security assessment organized by the national cyberspace authority shall be passed.

Regulations on Algorithm Recommendations

On September 17, 2021, the CAC and eight other authorities jointly promulgated the Notice on Promulgation of the Guiding Opinions on Strengthening the Comprehensive Governance of Algorithm-Related Internet Information Services, which provides that, among others, enterprises shall establish an algorithmic security responsibility system and a technology ethics vetting system, improve the algorithmic security management organization, strengthen risk prevention and control as well as potential danger investigation and governance, and improve the capacity to respond to algorithmic security emergencies. Enterprises shall also strengthen their sense of responsibility and assume the main responsibility for the results arising from the application of algorithms.

On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Administration Provisions on Algorithmic Recommendation of Internet Information Services, or the Administration Provisions on Algorithmic Recommendation, which became effective on March 1, 2022. The Administration Provisions on Algorithmic Recommendation stipulates that algorithmic recommendation service providers shall (i) fulfill their responsibilities for algorithm security, (ii) establish and improve management systems for algorithm mechanism examination, ethical vetting in technology, user registration, information release vetting, protection of data security and personal information, anti-telecommunications and internet fraud, security assessment and monitoring, emergency response to security incidents, etc., and (iii) formulate and disclose relevant rules for algorithm recommendation services, and be equipped with professional staff and technical support appropriate to the scale of the algorithm recommendation service. The provider of algorithmic recommendation services shall not use the services to (i) engage in any illegal activity which may endanger national security and social public interest, disturb economic and social order, or infringe others’ legitimate rights and interest, or (ii) disseminate any information prohibited by laws or regulations.

Regulations on Intellectual Property Rights

Copyright

China has enacted various laws and regulations relating to the protection of copyright. China is also a signatory to some major international conventions on protection of copyright and became a member of the Berne Convention for the Protection of Literary and Artistic Works, the Universal Copyright Convention in October 1992, and the Agreement on Trade-Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

The Copyright Law of the PRC, adopted in 1990 and revised in 2001, 2010 and 2020 respectively, or the Copyright Law, and its implementing regulations adopted in 2002 and amended in 2011 and 2013, provide that Chinese citizens, legal persons, or other organizations will, whether published or not, enjoy copyright in their works, which include music works. Copyright will generally be conferred upon the authors, or in case of works made for hire, upon the employer of the author. Copyright holders enjoy personal and economic rights. The personal rights of a copyright holder include rights to publish works, right to be named as the author of works, right to amend the works and right to keep the works intact; while economic rights of a copyright holder include, but not limited to, reproduction right, distribution right, performance right, information network dissemination right, etc. In addition, the rights of performers with respect to their performance, rights of publishers with respect to their design of publications, rights of producers with respect to their video or audio productions, and rights of broadcasting or TV stations with respect to their broadcasting or TV programs are classified as copyright-related interest and protected by the Copyright Law. For a piece of music works, it may involve the copyright of lyricist and of composers, which are collectively referred to as the “music publishing rights” elsewhere in the Listing Document, and the copyright-related interests of recording producers and of performers, which can be collectively referred to as the “musical recording rights” elsewhere in the Listing Document. The copyright holders may license others to exercise, or assign all or part of their economic rights attached to their works. The license can be made on an exclusive or non-exclusive basis. With a few exceptions, an exclusive license or an assignment of copyright should be evidenced in a written contract. Pursuant to the Copyright Law and its implementing regulations, copyright infringers are subject to various civil liabilities, such as stopping infringing activities, issuing apologies to the copyright owners and compensating the copyright owners for damages resulting from such infringement. The damages should be calculated based on the actual loss suffered by the copyrights owner or the illegal income made by the infringer.

The Provisional Measures on Voluntary Registration of Works, promulgated by the National Copyright Administration on December 31, 1994 and effective on January 1, 1995, provides for a voluntary registration system as administered by the National Copyright Administration and its local counterparts.

The Computer Software Copyright Registration Measures, or the Software Copyright Measures, promulgated by the National Copyright Administration on February 20, 2002, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration administers software copyright registration, and the Copyright Protection Center of China is designated as the software registration authority. The Copyright Protection Center of China shall grant registration certificates to the Computer Software Copyright applicants which meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations, which promulgated by the State Council on June 4, 1991 and last amended on January 30, 2013.

The Measures for Administrative Protection of Copyright Related to Internet, which were jointly promulgated by the National Copyright Administration and the MII on April 29, 2005 and became effective on May 30, 2005, provide that upon receipt of an infringement notice from a legitimate copyright holder, an internet content service provider must take remedial actions immediately by removing or disabling access to the infringing content. If an internet content service provider knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement that harms public interest, the internet content service provider could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information, as amended on January 30, 2013. Under these regulations, an owner of the network dissemination rights with respect to written works or audio or video recordings who believes that information storage, search or link services provided by an internet service provider infringe his or her rights may require that the internet service provider delete, or disconnect the links to, such works or recordings. The internet service provider who provides information storage space to recipients of its services to facilitate the provision by such recipient of works, performances and audio-video content to the public shall not be held liable for losses caused by any alleged infringement, provided that such internet service provider has deleted relevant works, performances and audio-video content after receiving a notice from the purported right holder, and the satisfaction of certain other conditions, including that (i) such internet service provider has specifically indicated that such information storage space is provided for the recipients of its services and the name, contact person information and network address of the of the network service provider have been made public; (ii) the works, performances and audio-video content provided by the recipients are not altered; (iii) the internet service provider is not aware and has no reason to be aware that the works, performances and audio-video content provided by recipients of its services are infringing; and (iv) the internet service provider does not derive economic benefits directly from the works, performances and audio-video content provided by the recipients of its services. Additionally, according to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law to Trial of Civil Dispute Cases of Infringement upon Information Network Transmission Rights promulgated by the Supreme People’s Court on December 17, 2012 and amended on December 29, 2020, in cases where the plaintiff in an infringement claim has raised preliminary evidence to prove that an internet service provider has provided works, performances or audio and video products, if such network service provider can prove that it has provided no more than network services and had no fault, the act of such network service provider will not be considered infringement.

Regulations on Taxation

Value-added Tax

The Provisional Regulations on Value-added Tax of the PRC were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were last amended on November 19, 2017. The Detailed Rules for the Implementation of Provisional Regulations on Value-added Tax of the PRC were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated the Order on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations on Value-added Tax of the PRC, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT rates generally applicable are simplified as 17%, 11% and 6%, and the VAT rate applicable to the small-scale taxpayers is 3%.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the abovementioned notice, the taxable goods previously subject to VAT rates of 17% and 11% respectively become subject to lower VAT rates of 16% and 10% respectively. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs issued the Announcement on Relevant Policies on Deepen the Reform of Value-added Tax, pursuant to which that the taxable goods previously subject to VAT rates of 16% and 10% respectively become subject to lower VAT rates of 13% and 9% respectively, effective from April 1, 2019.

Regulations on Anti-Monopoly

The Anti-Monopoly Law of the PRC promulgated by the Standing Committee of the National People’s Congress, or the Anti-Monopoly Law, which became effective on August 1, 2008, prohibits undertakings from monopolistic conducts such as:

•

Entering into monopolistic agreements, which means agreements or concerted practices to eliminate or restrict competition. For example, agreements for fixing or altering prices of goods, limiting the output or sales volume of goods, fixing the price of goods for resale to third parties, among others, unless such agreements satisfy the specific exemptions prescribed therein, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized undertakings. Sanctions against such violations include an order to cease the relevant activities, and confiscation of illegal gains and fines (from 1% to 10% of sales revenue in the preceding year, or a fine up to RMB500,000 if the intended monopolistic agreement has not been performed);

•

Abuse of dominant market position. For example, selling goods at unfairly high prices or purchasing goods at unfairly low prices, selling goods at prices below cost or refusing to trade with a trading party without any justifiable cause. Sanctions for such violations include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue in the preceding year); and

•

Concentration of undertakings which has or may have an effect of eliminating or restricting competition. Pursuant to the Anti-Monopoly Law and the Rules of the State Council on Declaration Threshold for Concentration of Undertakings as amended on September 18, 2018, require that the anti-monopoly agency (i.e., the State Administration for Market Regulation) shall be notified in advance of any concentration of undertaking if certain filing thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year) are triggered, and no concentration shall be implemented until the anti-monopoly enforcement agency clears the anti-monopoly filing.

In March 2018, the SAMR was formed as a new regulatory agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and the SAIC, respectively. Since its inception, the SAMR has continued to strengthen its anti-monopoly enforcement. The SAMR issued the Notice on Anti-monopoly Enforcement Authorization on December 28, 2018, which grants authorizations to the SAMR’s province-level branches for anti-monopoly enforcement within their respective jurisdictions, and issued the Anti-monopoly Compliance Guideline for Operators on September 11, 2020, which applies to operators under the Anti-Monopoly Law for establishing an anti-monopoly compliance management system and preventing anti-monopoly compliance risks. On November 18, 2021, the National Anti-monopoly Bureau was officially established to formulate anti-monopoly institutional measures and guidelines, implement anti-monopoly law enforcement, undertake the guidance for enterprises’ anti-monopoly action responding abroad and so on.

According to the Anti-monopoly Guidelines of the Anti-monopoly Commission under the State Council in the Field of Intellectual Property Rights, which was promulgated and became effective on January 4, 2019, or the Anti-monopoly IP Rights Guidelines, the Anti-monopoly Law is applicable when the operator abuses intellectual property rights and conducts acts that exclude or restrict competition. Pursuant to the Anti-monopoly IP Rights Guidelines, analysis of whether the operator has abused intellectual property rights to exclude or restrict competition shall follow the following basic principles: (i) the same regulatory standards for other forms of property rights shall be adopted and the relevant provisions of the Anti-monopoly Law of the PRC shall be followed; (ii) the characteristics of intellectual property rights shall be taken into account; (iii) the operator shall not be presumed to have a dominant market position in the relevant market because of its ownership of intellectual property rights; and (iv) the positive impact of relevant behaviors on efficiency and innovation shall be considered on a case-by-case basis.

On June 26, 2019, the SAMR issued the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, which took effect on September 1, 2019 and was amended on March 24, 2022 to further prevent and prohibit the abuse of dominant market positions. On February 7, 2021, the Anti- Monopoly Bureau of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. The Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in the internet platform economy, including without limitation:

(i)

prohibiting platforms from reaching monopoly agreements. A monopoly agreement in the field of platform economy refers to any agreement, decision or other concerted conduct by undertakings to exclude or restrict competition. “Other concerted conduct” refers to the conduct whereby undertakings do not explicitly enter into an agreement or decision, but are actually coordinated through data, algorithms, platform rules or other means, except for price following and other parallel conduct conducted by the relevant undertakings based on their independent expression of intent;

(ii)	prohibiting the concentration of undertakings that has or may have the effect of eliminating or restricting competition; and

(iii)

prohibiting platforms with dominant position from abusing their market dominance. The activities which may constitute the abuse of market dominance include, without limitation, sales of commodities at an unfairly high price or purchases of commodities at an unfairly low price, sales of commodities at a price lower than cost without justified reasons, refusing to enter into transactions with transaction counterparties without justified reasons, limit transactions with transaction counterparties without justified reasons, tie-in sales or attaching unreasonable transaction terms without justified reasons, and differential treatment to the transaction counterparties with identical transaction conditions without justified reasons.

In addition, the Anti-Monopoly Guidelines for Internet Platforms also reinforces anti-monopoly merger review for internet platform related transactions to safeguard market competition.

On June 24, 2022, the Decision of the Standing Committee of the National People’s Congress to Amend the Anti-Monopoly Law of the People’s Republic of China, or the Decision to Amend the Anti-Monopoly Law, was adopted and became effective on August 1, 2022. The Decision to Amend the Anti-Monopoly Law strengthens the regulation on the internet platforms, requiring that undertakings shall not use data and algorithms, technologies, capital advantages, platform rules, and other means to engage in monopolistic conduct; and also escalates in full scale the administrative penalties for monopolistic conducts, for the failure to notify the anti-monopoly agencies on the proposed concentration of undertakings, the State Council Anti-Monopoly Enforcement Agency may order to reinstate the original status prior to the concentration and impose a fine up to ten percent of the operator’s last year’s sales revenue, provided that the concentration of undertakings has or may have an effect on excluding or limiting competition; if the concentration does not have the effect on excluding or limiting competition, a fine up to RMB5,000,000 may be imposed on operators. Since such provisions are relatively new, uncertain still remains as to the interpretation and implementation of such laws and regulations.

Regulations on M&A and Overseas Listings

In 2006, six PRC regulatory agencies, including the CSRC, jointly adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in 2009. The M&A Rules purport, among other things, to require an offshore special purpose vehicle controlled by PRC companies or individuals and formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval from the CSRC prior to publicly listing their securities on an overseas stock exchange. In 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by the offshore special purpose vehicle seeking CSRC approval of its overseas listing. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.

The M&A Rules also establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

On December 24, 2021, the CSRC published the Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Administrative Provisions, and the Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), or the Draft Measures, for public comments. These drafts stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these drafts, if the issuer meets the following conditions, its offering and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirements: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. The domestic enterprises should submit filing documents to CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing. For the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) reporting material events which arose prior to such offering and listing, (ii) filing for follow-on offerings after the initial offering and listing, (iii) filing for transactions in which the issuer issues securities for acquiring assets, and (iv) reporting material events after the initial offering and listing. In a Q&A released on its official website, the respondent CSRC official indicated that the CSRC will start applying the filing requirements to new offerings and listings. New initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process. As for the other filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures.

On April 2, 2022, the CSRC published the Provisions on Strengthening the Management of Confidentiality and Archives Related to the draft Overseas Issuance of Securities and Overseas Listing by Domestic Companies (Draft for Public Comments), or the Draft Confidentiality and Archives Management Provisions relating to Overseas Listing, for public comments. In the overseas listing activities of domestic companies, as well as securities companies and securities service institutions providing relevant securities services hereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a Domestic Company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secrets or any work secret of organizations, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing. Domestic Companies shall not provide accounting records to an overseas accounting firm that has not performed the corresponding procedures. Securities companies and securities service organizations shall comply with the confidentiality and archive management requirements, and keep the documents and materials properly. Securities companies and securities service institutions that provide domestic enterprises with relevant securities services for overseas issuance and listing of securities shall keep such archives they compile within the territory of the PRC and shall not transfer such archives to overseas institutions or individuals, by any means such as carriage, shipment or information technology, without the approval of the relevant competent authorities. If the archives or duplicates of such archives are of important value to the state and society and needed to be taken abroad, approval shall be obtained in accordance with relevant provisions. However, the Draft Administrative Provisions, the Draft Measures and the Draft Confidentiality and Archives Management Provisions relating to Overseas Listing were released for public comment only and there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules. As of date of the Listing Document, the Draft Administrative Provisions, the Draft Measures and the Draft Confidentiality and Archives Management Provisions relating to Overseas Listing are still in draft form and there is no schedule for the adoptions of such drafts.

HISTORY AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information in the Listing Document relating to selected aspects of our history, development and corporate structure.

OVERVIEW

Our business in online music commenced with the launch of online music services by QQ, the communication and social services operated by Tencent in 2003. Between 2003 and 2016, Tencent continued to expand its operations in online music services. In July 2016, Tencent acquired control of China Music Corporation (“CMC”) (being a company incorporated in Cayman Islands in June 2012 and the primary beneficial owner of each of Guangzhou Kugou and Beijing Kuwo) through a series of transactions pursuant to which (i) Tencent injected substantially all of its online music business in the PRC (which primarily included QQ Music and WeSing) into CMC; and (ii) in consideration of the foregoing, CMC issued an aggregate of 1,290,862,550 ordinary shares to a wholly-owned subsidiary of Tencent, Min River. Upon the completion of these transactions, Tencent owned an approximately 61.6% equity interests in CMC3 and CMC became a consolidated subsidiary of Tencent.

In December 2016, CMC was renamed “Tencent Music Entertainment Group.” We conduct our business through our subsidiaries and VIEs.

KEY MILESTONES

Our key business milestones are summarized below:

Date	Event
2003	QQ, the communication and social services operated by Tencent, launched online music services.

2004	Kugou Music was launched.

2005	QQ Music was launched.

Beijing Kuwo Technology Co., Ltd. (“Beijing Kuwo”), was incorporated in China and commenced its operations of Kuwo Music.

2006	Guangzhou Kugou Computer Technology Co., Ltd. (“Guangzhou Kugou”) was incorporated in China and acquired control of, and commenced to operate, Kugou Music.

2012	Guangzhou Kugou commenced offering its live streaming services through Fanxing Live.

2013	Beijing Kuwo launched Kuwo Live to offer live streaming services.

2014	WeSing commenced offering its online karaoke services.

2016	Fanxing Live was rebranded to Kugou Live.

[3]

Upon completion of the acquisition of CMC by Tencent in July 2016, the other shareholders of CMC comprised of investment vehicles of certain of the then directors and officers of CMC, employee share option platforms of our Company and other third party investors independent from our Company.

Date	Event

2017	We acquired 100% equity interests in Ultimate Music Inc., a provider of online music services to smart devices.

2018	Our ADSs commenced trading on the NYSE. We and Sony Music launched electronic dance music label, Liquid State.

2020	We launched Kuwo Changting, our long-form audio app.

2021	We integrated Kuwo Changting with Lazy Audio, a well-established audio platform in China operated by Shenzhen Lanren which we acquired in March 2021 and re-imaged the brand Lazy Audio (formerly branded as Lanren Changting).

CORPORATE STRUCTURE

Our Corporate Structure

For illustrative purposes, we summarize our corporate group structure in the diagram below, including our principal subsidiaries and consolidated affiliated entities as of the Latest Practicable Date:

Tencent Music Entertainment Group
(Cayman Islands)
100%
Tencent Music Entertainment Hong Kong Limited
(Hong Kong)
Offshore
Onshore
100%
100%
100%
100%
Tencent Music Entertainment Technology (Shenzhen) Co., Ltd.
Tencent Music (Beijing) Co., Ltd.
("Beijing Tencent Music")
Yeelion Online Network Technology (Beijing) Co., Ltd. ("Yeelion Online")
Guangzhou Shiyinlian Software Technology Co., Ltd.
("Guangzhou Shiyinlian")
Beijing Gongse Enterprise Management Co., Ltd.
("Beijing Gongse")(3)
Guangzhou Kugou Computer Technology Co., Ltd.
("Guangzhou Kugou")(1)
Beijing Kuwo Technology Co., Ltd.
("Beijing Kuwo")(2)
0.0005% (General Partner)
0.0005% (General Partner)
Beijing Shangqin Culture Management Partnership (Limited Partnership)
("Beijing Shangqin")(4)
Beijing Yuzhong Entertainment Culture Partnership (Limited Partnership) ("Beijing Yuzhong")(5)
100%
Tencent Music Entertainment (Shenzhen) Co., Ltd.
("Tencent Music Shenzhen")(7)
50%
50%
Beijing Zhizheng Music Culture Co., Ltd. ("Beijing Zhizheng")(6)
100%
100%
100%
Guangxi Qingse Venture Capital Co., Ltd. ("Guangxi Qingse")
Shenzhen Qianhai Daizheng Music Culture Co., Ltd. ("Qianhai Daizheng")
Guangxi Hexian Investment Management Co., Ltd. ("Guangxi Hexian")
100%
100%
Shenzhen Lanren Online Technology Co., Ltd.
("Shenzhen Lanren")
Shenzhen Ultimate Music Culture and Technology Co., Ltd.
("Shenzhen Ultimate Music")
Equity interest
Contractual arrangements
Have signed contractual agreements with Beijing Tencent Music

Notes:

(1)

Shareholders of Guangzhou Kugou and their respective shareholdings and relationship with our Company are as follows: (i) Linzhi Lichuang Information Technology Co., Ltd. (99.47%), an entity controlled by Tencent; (ii) Ms. Meiqi Wang (0.12%); (iii) Mr. Zhongwei Qiu (0.12%), a nominee shareholder designated by affiliates of PAG Capital Limited, which was a minority shareholder of our Company prior to the listing of our ADSs on the NYSE; (iv) Shenzhen Litong Industry Investment Fund Co., Ltd. (0.08%), an entity controlled by Tencent; (v) Mr. Zhenyu Xie (0.08%), our President, Chief Technology Officer and Director; (vi) Mr. Liang Tang (0.03%), our independent Director who resigned from directorship, effective on the date of the Listing Document; (vii) certain individuals and entities, including Zhuhai Hengqin Red Land Red Sea Venture Capital Co., Ltd. (0.03%), Mr. Jianming Dong (0.02%), Ms. Huan Hu (0.01%), Ms. Yaping Gao (0.01%), Hangzhou Yong Xuan Yong Ming Equity Investment Partnership (Limited Partnership) (0.01%) and Mr. Hanjie Xu (0.01%), as nominee shareholders designated by certain pre-IPO shareholders of our Company; and (viii) Guangzhou Lekong Investment Partnership (Limited Partnership) (0.01%), an employee equity incentive platform of Guangzhou Kugou, with Mr. Zhenyu Xie being its general partner. Guangzhou Kugou operates Kugou Music and Kugou Live.

(2)

Shareholders of Beijing Kuwo and their respective shareholdings and relationship with our Company are as follows: (i) Linzhi Lichuang Information Technology Co., Ltd. (61.64%), an entity controlled by Tencent; (ii) Qianhai Daizheng (23.02%); and (iii) Mr. Lixue Shi (15.34%), our Group Vice President. Beijing Kuwo operates Kuwo Music and Kuwo Live.

(3)

Shareholders of Beijing Gongse and their respective shareholdings and relationship with our Company are as follows: (i) Mr. Qihu Yang (20%), our General Counsel; (ii) Mr. Dejun Gu (20%), the head of our human resources department; and (iii) Ms. Xing Chen (20%), Ms. Yueting Luo (20%) and Mr. Yunheng Liang (20%), all of whom are employees of our Company.

(4)

Partners of Beijing Shangqin are Beijing Gongse (0.0005%) (the general partner), Mr. Qihu Yang (19.9999%), Mr. Dejun Gu (19.9999%), Ms. Xing Chen (19.9999%), Ms. Yueting Luo (19.9999%) and Mr. Yunheng Liang (19.9999%).

(5)

Partners of Beijing Yuzhong are Beijing Gongse (0.0005%) (the general partner), Mr. Qihu Yang (19.9999%), Mr. Dejun Gu (19.9999%), Ms. Xing Chen (19.9999%), Ms. Yueting Luo (19.9999%) and Mr. Yunheng Liang (19.9999%).

(6)	Shareholders of Beijing Zhizheng are Beijing Shangqin (50%) and Beijing Yuzhong (50%).
(7)	Tencent Music Shenzhen operates QQ Music and WeSing.

Major Subsidiaries and Operating Entities

As of the Latest Practicable Date, we conducted our business operations across more than 140 consolidated subsidiaries and operating entities, ten of which are our Major Subsidiaries, the principal business activities and dates of establishment of which are summarized below:

Name of company	Principal business activities	Date and jurisdiction of establishment
Tencent Music Entertainment Hong Kong Limited (“TME Hong Kong”)	Investment holding and music content distribution	July 6, 2012, Hong Kong

Tencent Music (Beijing) Co., Ltd.	Technical support and consulting services	September 14, 2012, PRC

Yeelion Online Network Technology (Beijing) Co., Ltd.	Technical support and consulting services	September 7, 2005, PRC

Tencent Music Entertainment Technology (Shenzhen) Co., Ltd.	Online music and entertainment related services	February 22, 2017, PRC

Guangzhou Shiyinlian Software Technology Co., Ltd.	Technical support and consulting services	October 29, 2019, PRC

Guangzhou Kugou Computer Technology Co., Ltd.	Online music and entertainment related services	February 20, 2006, PRC

Name of company	Principal business activities	Date and jurisdiction of establishment
Beijing Kuwo Technology Co., Ltd.	Online music and entertainment related services	December 8, 2005, PRC

Tencent Music Entertainment (Shenzhen) Co., Ltd.	Online music and entertainment related services	July 12, 2016, PRC

Guangxi Hexian Investment Management Co., Ltd. (previously known as “Xizang Qiming Music Co., Ltd.”)	Music content investments and other investments	February 8, 2018, PRC

Shenzhen Lanren Online Technology Co., Ltd.	Audio platform	March 27, 2012, PRC

Major Acquisition and Disposal

Transaction with UMG

In March 2020, through one of our wholly-owned subsidiaries we joined a consortium led by Tencent to acquire a 10% equity stake in Universal Music Group, or UMG, from its parent company, Vivendi S.E. (formally known as Vivendi S.A.), at an enterprise value of EUR30 billion (the “Initial UMG Transaction”). To facilitate the Initial UMG Transaction, we completed the investment of 9.94% equity interest in the consortium for an investment consideration of EUR200 million (equivalent to approximately RMB1,531 million) in March 2020. The Initial UMG Transaction was completed in March 2020. The consortium also has the option to purchase an additional 10% equity stake in UMG at the same enterprise value as in the Initial UMG Transaction pursuant to the terms of the transaction documents. In December 2020, the consortium in the Initial UMG Transaction exercised its call option to acquire an additional 10% equity interest in UMG from Vivendi S.E. at the same enterprise value of EUR30 billion as in the Initial UMG Transaction (the “Second UMG Transaction”). To facilitate the Second UMG Transaction, we completed the additional investment in the consortium for an investment consideration of EUR161 million (equivalent to approximately RMB1,270 million) in January 2021. The Second UMG Transaction was completed in January 2021. To the best of their knowledge, our Directors, having made reasonable inquiry, believe that, other than Tencent, one of our Controlling Shareholders, each of UMG and Vivendi S.E. is an independent third party.

Acquisition of Shenzhen Lanren

In January 2021, we entered into a definitive agreement to acquire 100% equity interest of Shenzhen Lanren, which operates Lazy Audio, a well-established audio platform in China, for a total consideration of RMB2.7 billion, primarily payable in cash, plus certain post-acquisition equity awards to Shenzhen Lanren’s management team to be settled in several tranches in subsequent years, subject to fulfillment of certain conditions related to certain employee’s continuing employment post acquisition. Founded in 2012, Shenzhen Lanren provides entertainment in the forms of audiobooks, Chinese comedies, podcasts and other radio shows to customers via its comprehensive audio platform Lazy Audio. It monetizes via different channels, including pay per title, subscription payment for content, and advertising. Lazy Audio has developed into a thriving community with strong user interactions and engagement, providing superior content and services to audio users across China. Our acquisition of Shenzhen Lanren was completed in March 2021. In April 2021, we integrated Kuwo Changting with Lazy Audio and re-imaged the brand Lazy Audio (formerly branded as Lanren Changting). To the best of their knowledge, our Directors, having made reasonable inquiry, believe that, saved for China Literature Limited, one of the ultimate beneficial owners of Shenzhen Lanren prior to the acquisition and a non wholly-owned subsidiary of Tencent whose shares are listed on the Hong Kong Stock Exchange, each of Shenzhen Lanren and its other ultimate beneficial owners was, prior to the acquisition, an independent third party.

SHAREHOLDING STRUCTURE

The Company will have a WVR structure immediately upon the Listing through two classes of Shares (Class A ordinary shares and Class B ordinary shares). See “Major Shareholders” for further details on the voting rights and the beneficial ownership of the principal shareholders of the Company.

CONTRACTUAL ARRANGEMENTS

Currently, substantially all of our users and business operations are located in the PRC and we do not have plans for any significant overseas expansion in the foreseeable future, as our primary focus is the PRC online music and audio entertainment market, which we believe possesses tremendous growth potential and attractive monetization opportunities.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, internet cultural services, internet audio-video program services and certain other businesses. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than providers of e-commerce, domestic multiparty communication, store-and-forward or call center service, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted. However, since it is relatively new and no detailed guidance or implementation measures have been issued, uncertainties still exist in relation to its interpretation and implementation. Such regulatory development does not invalidate our ICP licenses or require us to modify our Contractual Arrangements according to the PRC laws and regulations. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses.

We are a company incorporated in the Cayman Islands. Our PRC subsidiaries, including Beijing Tencent Music and Yeelion Online (each, the “Wholly-owned Entity”), among others, are considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through the VIEs, including Guangzhou Kugou, Beijing Kuwo, Shenzhen Ultimate Music, Beijing Gongse, Beijing Shangqin, Beijing Yuzhong, Beijing Zhizheng, among others, and their respective subsidiaries in the PRC, based on a series of customary contractual arrangements.

These contractual arrangements enable us to:

(i)	receive the economic benefits that could potentially be significant to our consolidated affiliated entities in consideration for the services provided by our subsidiaries;

(ii)	exercise effective control over our consolidated affiliated entities; and

(iii)	hold an exclusive option to purchase all or part of the equity interests in our consolidated affiliated entities when and to the extent permitted by PRC law.

The Contractual Agreements include equity interests pledge agreement(s) or share of property pledge agreement, exclusive option agreement(s), exclusive technical service agreement(s) or business cooperation agreement(s), loan agreement(s), debt assignment and offset agreement(s), voting trust agreement(s) or power of attorney, spouse consent(s), as the case may be. Please see “History and Corporate Structure – Contractual Arrangements – Contractual Arrangements Relating to Our Consolidated Affiliated Entities” for further details. We do not have any equity interests in our consolidated affiliated entities. However, as a result of contractual arrangements, we have effective control over and are considered the primary beneficiaries of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements under IFRS.

These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their respective shareholders or partners fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. Furthermore, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our consolidated affiliated entities in our financial statements. In the three years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2022, we derived 99.8%, 99.8%, 99.1% and 98.1% of our total external revenues from our consolidated affiliated entities, respectively. The Company confirms that there is no material deviation of its existing Contractual Arrangements from the standards in LD43-3 on the basis that, as at the Latest Practicable Date, the Contractual Arrangements are in place to comply with current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, internet cultural services, internet audio-video program services and certain other businesses. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Regulatory Overview.” For details of these and other risks associated with our VIE structure, see “Risk Factors – Risks Related to Our Corporate Structure” and the subsection headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure” in our 2021 Form 20-F.

Contractual Arrangements Relating to Our Consolidated Affiliated Entities

The following is a summary of our typical contractual arrangements. The Contractual Arrangements by and among us (through our wholly-owned PRC subsidiaries) and each of the VIEs as well as their respective shareholders or partners, are substantially similar to the corresponding contractual arrangements discussed below, unless otherwise indicated. In addition, the spouses of certain shareholders or partners of VIEs have also signed spousal consents, the key terms of which are summarized below.

In the opinion of our PRC Legal Adviser:

(i)

the ownership structures of the VIEs and our wholly-owned PRC subsidiaries, and the contractual arrangements among our wholly-owned PRC subsidiaries, the VIEs and their respective shareholders or partners governed by PRC laws as of the date of the Listing Document do not contravene any PRC laws or regulations currently in effect (including the PRC Civil Code), and would not fall within the circumstances as stipulated in the PRC Civil Code which will lead to the invalidity of the contractual agreements; and

(ii)

the contractual arrangements among our wholly-owned PRC subsidiaries, the VIEs and their respective shareholders or partners governed by PRC laws as of the date of the Listing Document are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

Based on the advice from our PRC Legal Adviser, our Directors believe that the agreements underlying the contractual arrangements as described above that confer significant control and economic benefits from the VIEs on us are enforceable under the relevant laws. Nevertheless, any violations by the VIE or its shareholder of our agreements with them could disrupt our operations or adversely affect our services. See “Risk Factors – Risks Related to Our Corporate Structure” and the subsection headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure” in our 2021 Form 20-F.

There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. We have been further advised by our PRC legal counsel that if the regulatory authorities find that the agreements that establish the structure for operating our value-added telecommunication services, internet cultural services, internet audio-video program services and certain other businesses and related business do not comply with regulatory restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. For a description of the risks related to these Contractual Arrangements and our corporate structure, please see “Risk Factors – Risks Related to Our Corporate Structure” and the subsection headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure” in our 2021 Form 20-F.

Contractual Arrangements in relation to Guangzhou Kugou and Beijing Kuwo

(i)	Equity Interests Pledge Agreement

Pursuant to the relevant equity interests pledge agreement(s), the shareholders of the relevant VIEs pledged all of their equity interests in the VIEs to guarantee VIEs and their respective shareholders’ performance of their obligations under, where applicable, the exclusive option agreement, exclusive technical service agreement, voting trust agreement and loan agreement (as the case may be). If the VIEs or any of their shareholders breach their contractual obligations under these agreements, each relevant Wholly-owned Entity will be entitled to certain rights, including but not limited to the rights to auction or sell the pledged equity interests. Without the prior written consent of the relevant Wholly-owned Entity, the shareholders of the VIEs shall not transfer the pledged equity interests, create or permit to be created any new pledge or any other security interest on the pledged equity interests.

(ii)	Exclusive Option Agreement

Pursuant to the exclusive option agreement(s) entered into by and among the relevant Wholly-owned Entity, the relevant VIEs and the shareholders of the relevant VIEs, the shareholders of VIEs irrevocably granted the relevant Wholly-owned Entity or its designated person, an exclusive option to purchase at its discretion, all or part of the equity interests held by the shareholders of the relevant VIEs at the price agreed by the parties to the extent permitted by PRC law. Without the prior written consent of the relevant Wholly-owned Entity, the shareholders of the relevant VIEs shall not transfer or otherwise dispose of, or create any encumbrances or third party interests upon their equity interests in the relevant VIE. In addition, the relevant VIE irrevocably granted the relevant Wholly-owned Entity or its designated party an exclusive option to purchase at its discretion, all or part of the assets held or entitled to be used by the relevant VIE, to the extent permitted under PRC law.

(iii)	Exclusive Technical Service Agreement

Pursuant to the exclusive technical service agreement(s) entered into by and between the relevant Wholly-owned Entity and the relevant VIE, the relevant Wholly-owned Entity or its designated person has the sole and exclusive right to provide specified business support, technical service and consulting service to the relevant VIE. The relevant VIE agrees to accept such services and, without the prior written consent of the relevant Wholly-owned Entity, may not accept the same or similar services provided by any third party during the term of the agreement. The relevant VIE agrees to pay to the relevant Wholly-owned Entity specified service fees, which represents 90% of the annual net operating income of the relevant VIE together with other service fees charged for other ad hoc services provided.

(iv)	Loan Agreement

Pursuant to the loan agreement(s) entered into by and among the relevant Wholly-owned Entity and the shareholders of the relevant VIE, the relevant Wholly-owned Entity provided loans to the shareholders of the relevant VIE solely for the purpose of acquiring equity interests of the relevant VIE. The relevant Wholly-owned Entity has the sole discretion to determine the method of repayment, including requiring the shareholders of the relevant VIE to transfer their equity interests in the relevant VIE to the relevant Wholly-owned Entity or its designated person.

(v)	Debt Assignment and Offset Agreement

Pursuant to the debt assignment and offset agreement(s) entered into by and among the assignor and assignee of the equity interests in the relevant VIE and the relevant Wholly-owned Entity, the relevant assignor transferred, and the relevant assignee agreed to undertake, the assignor’s obligations to repay the loan (and its interest) under the relevant loan agreement (as described above). As consideration for the assignee to undertake the assignor’s obligations to repay the loan (and its interest) under the loan agreement, the transfer consideration equal to the amount of outstanding loan under the loan agreement in the share transfer agreement with respect to equity interest of the relevant VIE between the assignor and the assignee shall be regarded as has been paid by the assignee to the assignor.

(vi)	Voting Trust Agreement

Pursuant to the voting trust agreement(s) entered into by and among the relevant Wholly-owned Entity, the relevant VIE and the shareholders of the relevant VIE, the shareholders of the relevant VIE each irrevocably granted the relevant Wholly-owned Entity or any person designated by the relevant Wholly-owned Entity as their attorney-in-fact to vote on their behalf on all matters of the relevant VIE by issuing a voting proxy.

(vii)	Spousal Consents

The spouses of certain individual shareholders of the VIEs have each signed a spousal consent letter. Under the spousal consent letter(s), the signing spouse unconditionally and irrevocably approved the execution by his or her spouse of the above-mentioned equity interests pledge agreement, exclusive option agreement, debt assignment and offset agreement and voting trust agreement, as applicable, and that his or her spouse may perform, amend or terminate such agreements without his or her consent. Moreover, the spouse confirmed he or she has no rights, and will not assert in the future any right, over the equity interests in the applicable VIEs held by his or her spouse. In addition, in the event that the spouse obtains any equity interest in the applicable VIEs held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

Contractual Arrangements in relation to Beijing Gongse, Beijing Shangqin, Beijing Yuzhong and their controlled entities

(i)	Equity Interests Pledge Agreement or Share of Property Pledge Agreement

Pursuant to the relevant equity interests pledge agreement(s), the shareholders of the relevant VIEs pledged all of their equity interests in the VIEs to guarantee VIEs and their respective shareholders’ performance of their obligations under, where applicable, the exclusive option agreement, exclusive business cooperation agreement, power of attorney, and loan agreement (as the case may be). If the VIEs or any of their shareholders breach their contractual obligations under these agreements, each relevant Wholly-owned Entity will be entitled to certain rights, including but not limited to the rights to auction or sell the pledged equity interests. Without the prior written consent of the relevant Wholly-owned Entity, the shareholders of the VIEs shall not transfer the pledged equity interests, create or permit to be created any new pledge or any other security interest on the pledged equity interests.

In addition, the partners of Beijing Shangqin entered into a series of share of property pledge agreements with Beijing Tencent Music and Beijing Shangqin, pursuant to which the partners of Beijing Shangqin pledged all of their share of property held in Beijing Shangqin to Beijing Tencent Music. Similarly, the partners of Beijing Yuzhong entered into a series of share of property pledge agreements with Beijing Tencent Music and Beijing Yuzhong, pursuant to which the partners of Beijing Yuzhong pledged all of their share of property held in Beijing Yuzhong to Beijing Tencent Music.

(ii)	Exclusive Option Agreement

Pursuant to the relevant exclusive option agreement(s) entered into by and among the relevant Wholly-owned Entity, the relevant VIEs and the shareholders or partners of the relevant VIEs, the shareholders or partners of VIEs irrevocably granted the relevant Wholly-owned Entity or its designated person, an exclusive option to purchase at its discretion, all or part of the equity interests held by the shareholders or partners of the relevant VIEs at the price agreed by the parties to the extent permitted by PRC law. Without the prior written consent of the relevant Wholly-owned Entity, the shareholders or partners of the relevant VIEs shall not transfer or otherwise dispose of, or create any encumbrances or third party interests upon their equity interests in the relevant VIE. In addition, the relevant VIE irrevocably granted the relevant Wholly-owned Entity or its designated party an exclusive option to purchase at its discretion, all or part of the assets held or entitled to be used by the relevant VIE, to the extent permitted under PRC law.

(iii)	Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement(s) between Beijing Gongse, Beijing Shangqin, Beijing Yuzhong, Beijing Zhizheng, Guangxi Hexian, Shenzhen Ultimate Music, Guangxi Qingse, or Qianhai Daizheng and our respective and our applicable subsidiary, there is no specific number or percentage of service fees that our subsidiary is entitled to charge for the services provided to each such VIE. Instead, the services fee can be agreed by Beijing Gongse, Beijing Shangqin, Beijing Yuzhong, Beijing Zhizheng, Guangxi Hexian, Shenzhen Ultimate Music, Guangxi Qingse, or Qianhai Daizheng and our respective applicable subsidiary by taking into account the complexity of services provided, the time consumed and seniority of staff involved and other factors.

(iv)	Loan Agreement

Pursuant to the loan agreement(s) entered into by and among the relevant Wholly-owned Entity and certain shareholders or partners of the relevant VIE, the relevant Wholly-owned Entity provided loans to the relevant shareholders or partners of the relevant VIE solely for the purpose of acquiring equity interests of the relevant VIE. The relevant Wholly-owned Entity has the sole discretion to determine the method of repayment, including requiring the relevant shareholders or partners of the relevant VIE to transfer their equity interests in the relevant VIE to the relevant Wholly-owned Entity or its designated person.

(v)	Debt Assignment and Offset Agreement

Pursuant to the debt assignment and offset agreement(s) entered into by and among the assignor and assignee of the equity interests in the relevant VIE and the relevant Wholly-owned Entity, the relevant assignor transferred, and the relevant assignee agreed to undertake, the assignor’s obligations to repay the loan (and its interest) under the relevant loan agreement (as described above). As consideration for the assignee to undertake the assignor’s obligations to repay the loan (and its interest) under the loan agreement, the transfer consideration equal to the amount of outstanding loan under the loan agreement in the share transfer agreement with respect to equity interest of the relevant VIE between the assignor and the assignee shall be regarded as has been paid by the assignee to the assignor.

There is no such debt assignment and offset agreement between Beijing Gongse, Beijing Shangqin, Beijing Yuzhong, Beijing Zhizheng, Guangxi Qingse, Qianhai Daizheng or Shenzhen Ultimate Music and their respective shareholders or partners.

(vi)	Power of Attorney

Pursuant to the power of attorney entered into by and among the relevant Wholly-owned Entity, the relevant VIE and the shareholders or partners of the relevant VIE, the shareholders or partners of the relevant VIE each irrevocably authorized the relevant Wholly-owned Entity or any person designated by the relevant Wholly-owned Entity as the sole and exclusive proxy of the shareholders or partners of the relevant VIE to vote on their behalf on all matters of the relevant VIE.

(vii)	Spousal Consents

The spouses of certain individual shareholders or partners of the VIEs have each signed a spousal consent letter. Under the spousal consent letter(s), the signing spouse unconditionally and irrevocably approved the execution by his or her spouse of the above-mentioned equity interests pledge agreement or share of property pledge agreement, exclusive option agreement, loan agreement and power of attorney, as applicable, and that his or her spouse may perform, amend or terminate such agreements without his or her consent. Moreover, the spouse confirmed he or she has no rights, and will not assert in the future any right, over the equity interests in the applicable VIEs held by his or her spouse. In addition, in the event that the spouse obtains any equity interest in the applicable VIEs held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

INVESTMENT PRIOR TO THE NYSE LISTING

In December 2017, (i) we issued 282,830,698 ordinary shares to Spotify AB, a wholly-owned subsidiary of Spotify (NYSE: SPOT), and (ii) Spotify, in exchange, issued 8,552,440 ordinary shares (after giving effect to a 40-to-one share split of Spotify’s ordinary shares) to TME Hong Kong.

In the first quarter of 2018, we issued a total of 67,370,801 ordinary shares to certain financial and strategic investors for an aggregate consideration of approximately US$239 million and issued a total of 52,024,094 ordinary shares to the then existing shareholders of the Company for an aggregate consideration of approximately US$210 million.

In September 2018, we issued a total of 23,084,008 ordinary shares to Min River, PAGAC Music Holding II Limited, CICFH Culture Entertainment Group, Guomin Holdings Limited and Cityway Investments Limited and a total of 460,724 options to purchase our ordinary shares to certain individuals to acquire all the remaining interest in United Music Entertainment Corporation, an investment holding company that invests in and manages a portfolio of companies in the music industry and an associate of the Company, in each case under Regulation S under the Securities Act of 1933.

On October 3, 2018, we issued a total of 68,131,015 ordinary shares to WMG China LLC, an affiliate of Warner Music Group Corp, and Sony Music Entertainment for an aggregate cash consideration of approximately US$200 million, in reliance on Section 4(a)(2) of the Securities Act regarding private sales of securities.

Immediately prior to our NYSE listing, the shareholders agreement provides for certain special rights granted to the investors, including right of first refusal, right of co-sale, and drag-along right and contains provisions governing the Board and other corporate governance matters. Those special rights, as well as the corporate governance provisions, have automatically terminated upon the completion of our initial public offering on December 12, 2018 on the NYSE.

LISTING ON THE NYSE

On December 12, 2018 we listed our ADSs on the NYSE under the symbol “TME.” Since the date of our listing on the NYSE and up to the Latest Practicable Date, our Directors confirm that we had no instances of non-compliance with the rules of the NYSE in any material respects and to the best knowledge of our Directors having made all reasonable enquiries, there is no matter that should be brought to investors’ attention in relation to our compliance record on the NYSE.

We believe that the Listing on the Hong Kong Stock Exchange will provide our Shareholders with greater liquidity and flexibility amid an evolving regulatory environment.

SAFE REGISTRATION

The SAFE promulgated the SAFE Circular 37 in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. According to SAFE Circular 13, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015.

To the knowledge of our Company, Lixue Shi, Zhenyu Xie and Linlin Chen have completed their initial SAFE registrations prior to our listing on the NYSE.

BUSINESS

The following section sets forth updated and supplemental information in the Listing Document relating to selected aspects of our business and operations as well as a current description of our strengths and strategies.

WHO WE ARE

Music is a universal passion. No matter who we are, where we come from, we all have our favorite songs, albums or artists. Music enriches our lives by reaching us in deeply personal ways and connecting us with each other through engaging, social and fun experiences. We are pioneering the way people enjoy online music and music-centric social entertainment services.

We offer an all-in-one online entertainment experience for people to discover, listen, sing, watch, perform and socialize around music. To bring a more diversified experience to our users, we have also expanded our platform to offer long-form audio services. We believe music and audio content can deliver experiences that are visual, immersive, interactive, socially engaging and fun.

Just as we value our users, we also respect those who create content. This is why we champion copyright protection and work relentlessly to support our content partners with broad audience outreach and valuable resources and technology. Through years of efforts, we help promote a more sustainable music entertainment industry in China. Our scale, technology, commitment to copyright protection, and ability to promote original works have made us a preferred partner for musicians and content owners.

Today, we are the largest online music entertainment platform in China in terms of MAU, according to iResearch, with 604 million online music mobile MAUs and 162 million social entertainment mobile MAUs in the first quarter of 2022. We also had China’s largest music content library as of March 31, 2022 in terms of number of tracks, according to iResearch.

WHAT WE OFFER ON OUR PLATFORM

The TME platform is an all-in-one music and audio entertainment destination that allows users to seamlessly engage with a broad range of music and audio content in many ways, including discovering, listening, singing, watching, performing and socializing. We adopt a dual engine content-and-platform strategy to constantly enrich content offerings on our platform, while empowering content creation and distribution and delivering a compelling user experience. Through our vibrant community, technologies, and visual and interactive features, we enhance our user experience, engagement and retention.

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Online music services, primarily our QQ Music, Kugou Music and Kuwo Music, enable users to discover, enjoy and share music in personalized ways. We provide a broad range of features for music discovery, including smart recommendations, music ranking charts, playlists, official music accounts and digital releases. We also offer comprehensive long-form audio content including audiobooks, podcasts and talk shows, as well as music-oriented video content including music videos, live performances and short videos.

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Social entertainment services allow our users to sing, watch and socialize on our platform. We deliver online karaoke services primarily through WeSing, which enables users to sing along from our vast library of karaoke songs and share their performances either in audio or video formats with friends. We also deliver music-centric live streaming services primarily through the “Live Streaming” tab on QQ Music, Kugou Music, Kuwo Music, WeSing, Kugou Live and Kuwo Live, providing an interactive online stage for performers and users to showcase their talent and engage with a diverse audience base.

Our revenues increased from RMB25.4 billion in 2019 to RMB29.2 billion in 2020, and further to RMB31.2 billion in 2021, and we recorded revenues of RMB6.6 billion (US$1.0 billion) in the first quarter of 2022. We achieved a net profit of RMB4.0 billion in 2019, RMB4.2 billion in 2020, RMB3.2 billion in 2021 and RMB0.6 billion (US$0.1 billion) in the first quarter of 2022.

OUR INNOVATIVENESS AND HOW IT CONTRIBUTES TO OUR LEADERSHIP

The innovativeness of our business is manifest in our position as an early mover and trendsetter in terms of both product and monetization innovations.

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Online music services. According to iResearch, we are among the first to introduce the idea of online music to the Chinese audience and first to have successfully deployed an online music subscription model. According to the same source, we are the first in China to offer online music services to over 100 million mobile MAUs. For nearly two decades, we have been spearheading major transformation within China’s online music industry — from launching one of China’s first online music services to introducing China’s first online music subscription model — all designed to fulfill our mission to enable people to create, enjoy, share and interact with music through technologies.

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Social entertainment services. According to iResearch, we are among the first in China’s online music and audio entertainment industry to offer online karaoke services. According to the same source, we are the first in China to offer online karaoke services to over 100 million mobile MAUs and currently operate the largest social entertainment services in terms of mobile MAUs within China’s online music industry.

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Pioneer and leader in monetization. We are not only the first to have successfully introduced an online music subscription but have also over time developed innovative, multi-faceted monetization approaches which currently include online music subscription, sales of virtual gifts, advertising and premium memberships, among others. Such diverse monetization methods not only enable us to become the only large-scale, profitable music platform in China, but also lead to a sustainable business model that is highly resilient to industry changes.

According to iResearch, we have been able to launch new products earlier than our main competitor across many major product lines and outperformed them in terms of a number of operating and financial metrics. See “Industry Overview” for a comparison of the operating and financial performances of TME and other key market players. Being the industry’s first to market has given us tremendous first-mover advantages when it comes to understanding users’ needs and preferences and gaining their trust and mindshare. Such first-mover advantages, coupled with our continued dedication to innovations, have allowed us to achieve scale, build operational excellence, invest in advanced technologies, and nurture a massive and loyal user base that all come together to form a solid foundation for our long-term sustainable growth. Driven by our first-mover advantages and continued innovations, we have been leading the major transformation in China’s online music and pan-entertainment industry in the past two decades.

Our innovativeness is also demonstrated by the broad application of leading technologies driven by our continued investment in R&D. We have devoted substantial resources in R&D, as evidenced by the increasing R&D expenses of RMB1,159 million, RMB1,667 million, RMB2,339 million and RMB596 million (US$94 million) in 2019, 2020 and 2021 and for the three months ended March 31, 2022, respectively, representing approximately 4.6%, 5.7%, 7.5% and 9.0%, respectively, of our total revenues during the same periods. As we invested significantly in R&D, we have developed numerous innovative technologies, including AI-powered predictive content discovery model (“PDM”), song recognition technologies and proprietary sound effects, as well as an extensive portfolio of intellectual properties, all of which contributed to our ability to drive user base growth and engagement. According to iResearch, QQ Music is the first in China’s online music industry to adopt an AI-powered PDM with the highest accuracy among its peers. Our award-winning proprietary audio setting, Kugou Viper Sound, as well as QQ Music Super Sound and WeSing Super Voice audio settings, not only bring superior sound quality and a best-in-class listening experience to users, but also foster a large, growing online community for them to share user feedback about our sound effects. See “Business — Technology and Data Capabilities” for more information about our technologies.

OUR STRENGTHS

Leading Platform Creating Value for China’s Music Entertainment Industry

As the largest online music entertainment platform in China, we recognize what comes with our scale is also more responsibilities to create value for everyone in China’s music entertainment industry. We highly value our users and continuously innovate to engage them. Over the years, we focus on bringing a personalized, engaging and interactive music experience to all music lovers. In the first quarter of 2022, we served massive base of 604 million online music mobile MAUs and 162 million social entertainment mobile MAUs.

We help content creators showcase their artistry in music to the largest music community in China. Through our platform, we facilitate discovery and sharing of high-quality music and audio content. We value original works and help emerging musicians build their audience as they grow by providing them with tools to create and distribute their original works. Through innovative monetization models, we reward creativity by promoting broader industry awareness and copyright protection. Our Tencent Musician Platform helps musicians inspire and learn from their growing fan base and fulfill their aspirations through effective promotion, monetization and career enhancement. As of the end of 2021, the number of indie musicians on our Tencent Musician Platform reached 300,000.

Music is a connection to life and emotions, and encompasses great social values. We are committed to using music to inspire people to understand, care about and contribute to their communities. In June 2018, we launched our Tencent Music Charity Program, a program designed to pass the love and energy via music and achieve a bigger social value of music. The program is centered on an open platform and three strategies: caring for music, cultural heritage, and music education.

All-in-one Online Music Entertainment Destination

TME is an all-in-one online music entertainment destination, serving diverse and evolving music and audio entertainment needs of users for every moment in their everyday lives. Through relentless content and product innovations, we elevated our platform to offer a multi-dimensional experience across discovering, listening, singing, watching, performing and socializing, thereby delivering experiences that are visual, immersive, interactive, socially engaging and fun.

Listening and beyond. Users can discover and enjoy music and audio content for every moment — on your phone, in your car and more. We also offer a comprehensive range of features for users to enhance everyone’s discovery and listening experience, including superior sound effects, smart recommendations, music charts and interactive playlists.

Connecting people through music. Our platform was designed with social interactions in mind. Social features such as sharing, liking, commenting, following and virtual gifting are seamlessly integrated in our products. From singing a song to watching music videos and playing a music game with friends, we immerse our users in a socialized music and entertainment experience. Users can share what they listen to, what they watch, what they create and what they think across major social platforms such as Weixin or QQ.

Audio-to-video. We provide video content to bring an immersive audio-video experience to our users. We have been adding visual elements in sound tracks and audio books such as comics and surround sound. To enrich users’ experience, we also offer a vast library of music-oriented video content such as full-length music videos, short videos, behind-the-scenes footage, artist interviews, and music-focused variety shows.

By enabling an all-in-one music and audio entertainment experience, we are constantly broadening and deepening the bonding among users, content creators and us.

Cohesive Content Ecosystem

We want our users to easily find the content they like. Over the years, we have built a content library covering music and audio across all major genres and formats. As of March 31, 2022, we were China’s largest music content library in terms of number of tracks, according to iResearch.

We work with an extensive network of content partners including domestic and international music labels, indie musicians, live streaming performers, and other content creators. We became a preferred partner to our content partners as we help them connect to China’s largest online music user base, stay committed to copyright protection, and provide them with valuable insights and resources to understand user preferences and drive monetization.

With technology, we invest in in-house original content production ranging from trend-setting original songs and music-oriented short videos to variety shows. Our dedication to cultivating indie musicians and promoting their original works further drives the organic growth of our content library. Our content offerings are complemented by massive user-generated content, including millions of online karaoke songs, short- and long-form videos, live streaming of music performances, user comments, and music and audio-related reviews and articles.

This cohesive content ecosystem enables us to continuously attract more content partners, expand our content offerings, and further drive user engagement.

Proven Monetization Capabilities

Our multi-faceted monetization model allows us to achieve growth and profitability at scale, while consistently promoting the development of China’s music industry.

We pioneered China’s online music subscription model and have achieved a massive scale. Our online music paying user base grew steadily from 27.0 million in the fourth quarter of 2018 to 80.2 million in the first quarter of 2022. The paying ratio of our online music services achieved sequential growth for 13 quarters, growing from 4.2% in the fourth quarter of 2018 to 13.3% in the first quarter of 2022.

With online music subscription as the backbone of our monetization model, we have diversified monetization including virtual gift sales which are seamlessly integrated into our social entertainment services. Users can send virtual gifts to show appreciation when enjoying a live music performance, providing performers with an effective way to interact with their fans and monetize their performance.

Innovative Technology

We constantly create value for our users and content partners through leading technology.

Technologies enhancing user experience and engagement. Our powerful AI technology allows us to provide smart recommendations that best match users’ preferences. We have also pioneered a proprietary song recognition technology which allows users to discover a randomly heard track of music without having to know a single key word. Our proprietary song recognition technology achieved the highest accuracy rate globally. In the 2019 MIREX global competition, our song recognition technology broke the world record in the Audio Fingerprinting task with a hit rate of 90.8%. We also offer hundreds of proprietary audio settings that bring superior user listening experience, including our self-developed QQ Music Super Sound, Kugou Viper Sound and WeSing Super Voice. We have deployed a vocal-emotion-enabled AI reading technology to produce audiobooks, contributing to dozens of titles based on well-known literature content.

Technologies empowering content partners. We use technology to help our content partners on copyrights protection and efficient promotion. For example, our real-time content monitoring system scans our platform as well as other online content platforms to detect potential copyright infringement. In addition, we continuously train and optimize our predictive algorithms, to improve efficiency in content curation, distribution and promotion and accuracy of smart recommendations. QQ Music’s AI-powered PDM analyzes trending songs and musicians and valuable insights from users’ extensive discovery footprints on our platform to better understand evolving user preferences. The PDM model is able to accurately predict the popularity of music content and guide musicians to create content that truly resonates with music lovers, or enable efficient distribution of their works to gain popularity. In the MIREX competition, it set a new world record of “accuracy rate of predicting the genuine continuation of a music excerpt” at 91.6% in the Patterns for Prediction task.

Strong Management Team

With extensive experience and industry knowledge, our management team includes pioneers and leaders in the online music and audio entertainment industry in China. With their vision, we are capable of continuously making product innovation, spearheading music copyright protection, building strong partnerships with industry participants, and establishing an extensive online music and audio content library in China. Their success is manifest in our track record of sustainable financial performance, lasting leadership, as well as our contributions to the long-term success of China’s music and audio entertainment industry.

OUR STRATEGIES

Continue Product Innovations

We aim to relentlessly innovate our products and services to further enhance user experience and drive user engagement. We are working to build additional verticals in social entertainment such as audio live streaming and virtual interactive product offerings. We will continue to add more visual, interactive and social attributes to our products and introduce more ways for users to discover and enjoy music and audio content, interact with each other and have fun through immersive experience.

Enrich Content Offerings

We aim to continuously enrich our content offerings by further expanding content partner network, enhancing in-house original content production capabilities, cultivating aspiring musicians, fostering users’ content creation, and exploring innovative content forms. For example, we leverage our PDM model, that enables forecasting and data mining for songs with blockbuster potential by determining intricate user preferences and analyzing melody, lyrics, voice and rhythms, to enable more cost-effective original song production. We will continue to enrich our users’ experience by expanding the breadth and depth of our content to include more types, genres and formats that cater to the diverse needs of our users and provide more relevant and trendy content.

Remain as A Preferred Partner

We strive to extend and deepen our collaborations with partners along the value chain and further invest in technology innovation to empower the online music and audio entertainment industry. We will leverage our industry resources to help content partners reach a boarder audience base and offer more comprehensive assistance in copyright protection, content production, promotion, career training as well as commercial realization. We are also committed to making our content and products more accessible in people’s everyday life. For example, we have expanded our music content coverage on IoT devices such as in-car audio systems, smart speakers and TV.

Strengthen Monetization Capabilities

We aim to drive user engagement by continuing to enhance products, content offerings and user experience across our platform. As engagement increases, we believe that monetization will follow. We enjoy a massive user base while the paying ratio of our online music services has further room to grow compared to the average paying ratio in the U.S. in 2021, according to iResearch. We believe there is significant monetization upside from growing our paid music user base. In addition to paid membership, we will further strengthen our monetization capabilities, including growing advertising services and diversifying monetization use cases within the social entertainment services. Building on our successful track record, we will continue to explore new monetization models that are complementary to our overall user experience.

OUR HISTORICAL PERFORMANCE

During the Track Record Period, our revenues derive from (i) online music services and (ii) social entertainment services and others. The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2019		2020		2021		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
							(unaudited)		(unaudited)
Revenues
Online music services	7,152	28.1	9,349	32.1	11,467	36.7	2,749	35.1	2,616	413	39.4
Social entertainment services and others	18,282	71.9	19,804	67.9	19,777	63.3	5,075	64.9	4,028	635	60.6

Total revenues	25,434	100.0	29,153	100.0	31,244	100.0	7,824	100.0	6,644	1,048	100.0

Our revenues generated from online music services steadily increased from 2019 to 2021, driven by our continuous efforts in improving content, product features and user experience. Our online music paying users had more than doubled from 33.7 million in 2019 to 68.6 million in 2021 and increased significantly from 60.9 million in the three months ended March 31, 2021 to 80.2 million in the three months ended March 31, 2022, demonstrating our success in cultivating users’ willingness to pay for quality music content and creating long-term value for content creators and China’s music industry as a whole. Our online music services revenue slightly decreased by 4.8% from RMB2,749 million in the three months ended March 31, 2021 to RMB2,616 million (US$413 million) in the same period in 2022, mainly due to a decrease in advertising revenues and, to a lesser extent, a decrease in sublicensing revenues as result of restructuring of agreements with certain music labels. The decrease in advertising revenues were mainly due to the regulatory restrictions on advertising format and downturn in market and economic conditions amid the resurgence of the COVID-19 in some major cities in China. Specifically, since the second half of 2021, the MIIT has launched a series of regulatory campaigns which imposed certain restrictions on splash ads in order to improve user experience on online platforms, including restricting the use of splash ads to redirect user traffic and allowing users to skip splash ads. Such restrictions have generally compromised advertising effectiveness of splash ads on China’s online platforms, which in turn led to a decrease in our advertising revenues. During such periods, our subscription revenues still recorded a strong growth of 17.8% from RMB1,692 million in the three months ended March 31, 2021 to RMB1,993 million (US$314 million) in the same period in 2022, which was driven by a strong increase in the number of paying users by 31.7%. For information about the impact of termination of exclusivity on our sublicensing revenue, see “Recent Developments — Recent PRC Regulatory Developments — Anti-Monopoly Law Enforcement.”

Our revenues generated from social entertainment services and others increased by 8.3% from RMB18,282 million in 2019 to RMB19,804 million in 2020, primarily driven by the growth in revenue from our online karaoke services, as well as live streaming services. Our revenues generated from social entertainment services and others experienced year-over-year decrease in 2021 and in the three months ended March 31, 2022, mainly due to increased market competition and weakened macroeconomic environment that has negatively impacted our users’ consumption on our platform. China’s music-centric social entertainment services market in which we operate is rapidly evolving and increasingly intensified. In recent years, China’s music-centric social entertainment services market has been characterized by shifting user needs and preferences, increasing competition, and heightened regulations. In particular, we are facing increased competition from not only other online music platforms but also providers of new content formats, such as audio and short-form videos, which has and is expected to continue to, put pressure on our short-term growth in terms of the overall user base and monetization of our social entertainment services. For further details, see “Industry Overview — China Music-Centric Social Entertainment Services Market Overview — Competitive Landscape,” and “Industry Overview — China Music-Centric Social Entertainment Services Market Overview — Emerging Trends, Challenges & Opportunities in China’s Music-Centric Social Entertainment Services Market.”

The following tables set forth our key operating metrics for the periods presented:

	For the Year Ended			For the Three Months Ended
	December 31,			March 31,
	2019	2020	2021	2021	2022
Mobile MAUs(1) (in millions)
Online music services	653	644	622	615	604
Social entertainment services	240	240	203	224	162
Paying users(1) (in millions)
Online music services	33.7	49.4	68.6	60.9	80.2
Social entertainment services	11.6	11.7	10.3	11.3	8.3
Monthly ARPPU(1) (RMB)
Online music services(2)	8.8	9.4	8.9	9.3	8.3
Social entertainment services(3)	131.3	141.1	160.0	149.7	161.8

Notes:

(1)	For definitions, see “Glossary of Technical Terms.”
(2)

The revenues used to calculate the monthly ARPPU of online music services include revenue from subscriptions only. The revenue from subscriptions for the periods indicated was RMB3,563 million, RMB5,560 million, RMB7,333 million, RMB1,692 million and RMB1,993 million (US$314 million), respectively.

(3)

The revenues used to calculate the monthly ARPPU of social entertainment services include revenue from social entertainment and others, including advertising services provided on our social entertainment platforms.

For online music services, we continued to strengthen the engagement of our core user base by enhancing original content production, expanding and diversifying music content library, and launching innovative product features. These efforts led to a continued increase in the number of paying users over time during the Track Record Period. We experienced a gradual decrease in our already-massive base of mobile MAUs during the Track Record Period, primarily due to churn of our users. As advised by iResearch, it is normal that once an online platform reaches a substantial scale, some users could from time to time be drawn to other forms, content and services of online music and entertainment as a result of increasingly intensified competition from other platforms. Our historical loss of mobile MAUs was mainly due to increasing competition within the online music and entertainment industry as users may be constantly looking for new content, product formats and diversified user experiences. In addition to evolving competition dynamics among platforms, the churn of users on a scaled platform is a common industry phenomenon faced by all key players in China’s online music market, according to iResearch. In light of intensified competition, at the current stage, we place more emphasis on the quality of the growth of our online music services (in terms of paying ratio and paying users) than the growth rate of our overall user base, and we strategically slowed down our investments in user acquisition. We believe that what distinguishes us from our peers is our monetization potential, capability and proven track record, which are largely manifest in our ability to continuously increase our number of paying users who are willing to pay for high-quality music content on a subscription basis.

For social entertainment services, we experienced a decrease in mobile MAUs and paying users of our social entertainment services during the Track Record Period, primarily due to increased market competition. Going forward, we will continue to improve our competitiveness through ongoing product innovations and new initiatives in social entertainment, such as audio live streaming and virtual interactive product offerings.

For additional information, see the section headed “Financial Information.”

A UNIQUE ONLINE MUSIC ENTERTAINMENT EXPERIENCE

We have four major apps — QQ Music, Kugou Music, Kuwo Music and WeSing — through which we provide online music and social entertainment services to address the diverse music entertainment needs of a massive audience in China. We also offer Lazy Audio, our dedicated long-form audio app as an effective complement to our flagship music-centric mobile apps. These apps are highly complementary to each other as they focus on different content categories and target diversified groups of audience. Over the years, we have purposely built them to serve the broad user demographics across China with content curation and recommendation that suits their differentiated tastes and preferences. Specifically, within our online music apps, QQ Music offers a comprehensive range of music content, focusing on popular artists and users in metropolis cities in China. In contrast, Kugou Music has a mass market focus which results in user penetration in broader geographies, while Kuwo Music primarily focuses on selected genres and segments, such as DJ mixes and children’s songs.

Set forth below are the screenshots of these major apps.

From a content library perspective, QQ Music, Kugou Music and Kuwo Music are substantially integrated as they share access to all of the tracks that we license from music labels. At the same time, we have a high degree of user overlap between our online music services and social entertainment services as a result of the complementary nature of our products that organically direct user traffic from our online music services to our social entertainment services, and vice versa. We also adopt a holistic approach to operate our online music services and social entertainment services in terms of content sharing, user engagement, technology development and support, and monetization.

Besides our major apps, we also offer certain ancillary products, services and initiatives designed to engage both users and content creators through diversified music formats and mediums. All of these form part of our broader music entertainment ecosystem, which essentially distinguishes us from our peers, especially those who currently offer a single music app with limited content formats and mediums. For example, we offer 5Sing, an online service that enables lyricists, songwriters and musicians to connect, communicate and trade original music works with each other. We also offer TME Live, our proprietary online-and-offline music concert initiative, as well as Tencent Musician Platform, an online service for selected aspiring musicians to upload original music content to our platform that can be streamed and downloaded by our vast user base. Different from our major music apps which focus on serving individual users, these ancillary services and initiatives were developed to serve our large, growing network of content creators, including both established and emerging artists. Through these ancillary services and initiatives, we are able to continuously diversify our content offerings, strengthening the bonding between artists and their audience. See “— Our Content Strategies — Cultivating Aspirating Artists” for more information about Tencent Musician Platform. We currently do not rely on these ancillary services and initiatives to generate any material revenues or profits. However, by allowing users to listen, sing, watch and share music in different ways and in a variety of use cases, they greatly complement our major music apps and form an essential part of the all-in-one music and audio entertainment ecosystem that offers a one-stop experience to all users.

Online Music Services

We deliver our online music services primarily through QQ Music, Kugou Music and Kuwo Music, each of which has attracted a large and avid user base. We purposely built these mobile apps to serve the different user demographics across China with music that suits their differentiated tastes and preferences. Through QQ Music, we offer a comprehensive music library and a broad range of music-oriented video content, with a focus on popular artists and leading hits for younger music lovers in metropolis cities in China. Kugou Music offers a broad set of entertainment features, with a mass market focus and strong user penetration in broader geographies. Kuwo Music primarily focuses on selected genres and segments, such as DJ mixes and children’s songs, to cater to users’ diverse music preferences. While maintaining complementary focuses of content curation and recommendation, QQ Music, Kugou Music and Kuwo Music are substantially integrated in terms of our comprehensive content library as they share access to the tracks that we license from music labels.

Users may use basic features on QQ Music, including streaming, without logging in. To purchase subscription packages and enjoy additional features, such as creating personal playlists, users need to log into QQ Music, which requires a Weixin or QQ account. Users may register with and access our online music services on Kugou Music and Kuwo Music using their mobile phone numbers, or through their Weixin or QQ accounts.

We make enjoying music simple and fun through discovery and personalization:

•	Listening experience and beyond

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Personal homepage. Users have their own customized homepages where they can manage their playlists and access recently downloaded and/or streamed music content. It also provides various functions, such as following artists, purchasing subscription packages, tracking activity data and changing app themes.

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Advanced music player. We offer various functions to enhance user experience, such as sound quality optimization, shuffle play, day/night modes and music caching. We have also developed a variety of audio settings that fit different songs, environments, moods and output devices. Our cloud-based services enable users to synchronize their playlists on different devices. A wide selection of proprietary sound effects is at users’ option, catering to their diverse music tastes and preferences. For instance, Kugou Viper Sound innovatively developed a three-dimensional sound effect to resemble music live, offering users a novel and fun music listening experience. For those users who prefer a simpler music listening experience, we offer QQ Music Lite which comes with a core set of music streaming functions with a minimalistic user-friendly interface design.

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Attractive video content. To make music listening more fun, we added visual elements to our content offerings, allowing users to enjoy a visual feast while playing a song. For example, by embedding music videos in music streaming pages, we created video-based music products, further catering to the needs of users for consuming music videos and bringing in a more immersive audio-video experience. Additionally, as we deepen our collaboration with Weixin Video Accounts, we will continue to enrich the music video content on both TME platforms and Weixin Video Accounts, and our musicians are continuously benefiting from such in-depth collaboration in music promotion.

•	Music discovery

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Search. Users can discover music content through our powerful search engine. They can search music content across playlists, music charts, artists and genres. Our award-winning song recognition tool allows users to discover a randomly heard track of music without having to know a single key word.

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Smart recommendations. With our algorithms that intelligently inform us of our users’ evolving music tastes, we recommend music to users as part of their search as well as through daily songs, new songs, music radios and users’ favorite songs based on what they listen to. We have been improving the efficiency in content curation and accuracy of smart recommendations by utilizing deep learning and data analytics, which has resulted in a substantial increase in average daily streams and user engagements for both our online music and social entertainment services. As we expand our content library, we continue to improve our knowledge about music and our users’ preferences by refining our music metadata tagging. This allows us to further enhance our music discovery and recommendation capabilities.

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Music charts. Committed to promoting healthy and sustainable industry development, we have compiled a variety of music charts across different genres and languages that are widely recognized by music lovers, artists and labels.

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Curated playlists. We offer curated playlists covering a wide variety of genres, themes, languages and moods. We are also adapting to the preferences of younger music users by adding genres such as urban, electronic dance music (EDM), animation, comic and gaming, as well as Chinese Ancient Style. Our extensive playlist offerings include curated playlists created by our music editorial team, machine-generated playlists, and user-generated playlists. We also encourage users to create their own playlists to share, thereby further amplifying their exposure within our online music community. Our interactive playlists can be jointly built and edited by multiple users, allowing users to break through the barriers of time and place while dynamically integrating listening with social interaction.

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Official music accounts. Users can subscribe to their favorite official music accounts operated by both established and aspiring artists, columnists and other music industry key opinion leaders. Through their official music accounts, owners can upload and share songs, videos, literature, photos and other music-oriented content.

•	Social experience

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Facilitate interactions among friends. Our platform delivers a superior and unique social music experience. Users can share their songs or playlists via Weixin or QQ and other major social platforms. While listening to a song, users can interact with others listening to the same song by posting and exchanging comments. They can also create their own lyrics posters and share them with friends.

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Help users connect with those with shared interests. We provide users with various exciting ways to interact with their favorite artists, including enjoying digital singles and albums released by artists. As we aspire to connect people through music, our social and community-building efforts also focus on interactions among not only friends and families but also strangers with a shared passion for music. For example, we offer Putong Community, an innovative feature we introduced in QQ Music, to enable music lovers with common interests to socialize, interact and support their favorite artists. We have also launched Putong Planet, which allows users to swipe through visualized user profiles and interact with those who are listening to the same song. Besides, our Leap of Heart function enables one user to listen to songs another user is listening to with just a simple, one-click. Furthermore, we have upgraded the synchronized listening feature in QQ Music to encourage interactions among friends.

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These efforts all enable users to stay connected with their friends and even strangers through music, to discover music that is trending around them and to share music with those they care about. This in turn allows us to gain useful insight to improve music discovery and recommendations for our users.

Our Long-form Audio Offerings

We provide extensive, diverse long-form audio content offerings covering a broad range of selected genres and segments such as audiobooks, podcasts, cross talks and talk shows. In April 2020, we launched Kuwo Changting, our dedicated long-form audio mobile app, and have been quickly rolling out audio channels and content offerings within QQ Music and Kugou Music. As part of our long-form audio content strategy, in March 2021, we completed the acquisition of 100% equity interest of Shenzhen Lanren, which operates Lazy Audio, a well-established audio platform in China. In April 2021, we integrated Kuwo Changting with Lazy Audio, and re-imaged the brand Lazy Audio (formerly branded as Lanren Changting during the relevant periods). Lazy Audio is designed to cater to avid audio users by providing an immersive and interactive audio experience through comics and surround sound.

As we grow our long-form audio offerings, we have designed our products to unlock significant value from both music and standalone long-form audio application. This approach allows us to leverage our massive existing music user base to drive penetration of our long-form audio content offerings.

Social Entertainment Services

As users are increasingly looking for a variety of entertainment that goes beyond listening to music on our platform, we offer users simple and entertaining ways to sing, watch and socialize, whether it is with a friend, a group of friends, or other users on our platform. Our music-centric social entertainment services include online karaoke social community and live streaming of music performances.

Online Karaoke Social Community

Karaoke is a popular way of enjoying music in China, whether at a weekend party, a family event or a simple social gathering. This is what inspired us to introduce our online karaoke social community in 2014—to make it easier for users to sing and have fun with friends. Our online karaoke social community is a platform for users who want a simple stage to share their love of music and singing, or a springboard to launch their careers as the stars of tomorrow.

We deliver online karaoke services primarily through WeSing, China’s leading online karaoke social community, as well as the “Sing” function on Kugou Music. We currently offer millions of karaoke songs covering a broad range of genres, and we continue to review and update our karaoke song library to keep it fresh, current and popular. Over these years, we have continued to establish WeSing as a social entertainment platform with singing at its core. Our focus is to engage users by demonstrating the power of singing in socializing, celebrating and supporting our community in a meaningful way, and creating tools that deliver a more personalized and enjoyable singing experience. We currently require users to register with and access services and functions on WeSing using their Weixin or QQ accounts, as WeSing is primarily used by users to socialize with their friends on Weixin or QQ through music. Such linkage between WeSing and Weixin or QQ has in turn also enriched Tencent’s content ecosystem by providing Weixin or QQ users with convenient access to our content. In 2019, we introduced the WeSing Lite app with streamlined functionality designed to attract users who may appreciate a simpler interface.

Users can sing along from our vast library of karaoke songs and share their performances, either in audio or video formats, with friends, mostly with users already connected on Weixin or QQ. Karaoke songs recorded by users significantly augment our user-generated music content library.

WeSing has functions and features designed to drive user engagement, social interaction and entertainment, including:

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Singing features. Users can record their karaoke songs in audio and video formats. They can not only sing alone, but also sing duets with celebrities or other users and then make a complete song to share with their friends. Users also receive a system-generated assessment of their performance which helps them continue improving their singing. In addition, users may edit recordings of karaoke songs with a large selection of special audio and visual effects, or record songs at offline mini-KTV booths and share their performances online. To make the singing functions more accessible to mass users and improve recording performance and online singing experience, we have continuously upgraded the audio and video recording tools, including multi-genre remix, auto-tune and quick sing, making it simpler and fun for users to create and publish recordings. We have also improved the chorus functionality to allow even the shyest user to join a chorus while retaining their anonymity by not displaying their face.

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Virtual karaoke rooms. Users can create virtual karaoke rooms and invite their friends or others to join an online karaoke party anytime and anywhere. In a singing room, users can sing and interact with each other by voice and text chatting, sending virtual gifts and holding sing-offs for most likes and gifts. Our Friend Karaoke Room also enables families and friends to sing, chat, play and socialize, bringing the offline karaoke experience online for our users to enjoy real-time social interactions. We have also upgraded WeSing’s online karaoke rooms to offer a broader suite of online singing experience, including different party sizes ranging from solo and duet to small and large groups, as well as catering to different needs, such as singing-on-demand, sing along on demand, singing practice and cross-room activities.

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Online singing groups. Users can discover and join a larger online singing group of people sharing common music interests. Online singing groups provide users with a great way to create online music communities, meet new like-minded friends, improve their singing performances and have fun socializing online. We also introduced an online service model featuring on-demand vocal accompaniment. This effectively mobilizes karaoke stars on the platform with potential commercialization opportunities to reward their singing talent.

•	Live performance. Users can stream their singing performance through interactive live streaming sessions where users can interact with others by chatting and giving virtual gifts.

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Value-added services. While users may access our basic karaoke functions free of charge, they can also purchase virtual gifts to send to their favorite singers and subscribe for memberships that come with value-added functions, such as higher soundtrack resolution, additional app themes and access to singing tutorial programs.

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Multi-media content enrichment. We use full-screen videos for our user interface design on the recommendation page to make content browsing more immersive and engaging. We also enhanced the recommendation algorithms for greater content exposure and interaction experience. In turn, such technology improvements have incentivized users to publish more content, generating a virtuous cycle for users to create, publish and share content on the platform.

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Content creation. We have continued to popularize the music creation process within WeSing, encouraging more users to become content creators. We also provide users with a virtual stage background and avatar for video recording, as well as the option to create a personalized short video by simply recording their voices with a semi-finished video supplied by WeSing.

Live Streaming of Music Performances

Live music performances provide real-time interactions compared to recorded content. They can be exciting, exhilarating and engaging. Through technology, online live streaming has become an emerging entertainment alternative catering to millions of China’s music lovers. This motivated us to provide a venue for performers to express themselves, share their creative work and for audiences to enjoy a completely different, interactive, music entertainment experience.

We offer live streaming of music performances primarily through the “Live Streaming” tab on QQ Music, Kugou Music, Kuwo Music, WeSing, Kugou Live and Kuwo Live. Having these multiple live streaming platforms built in our core music apps allow us to organically attract the massive online music user bases of each of our music apps to our live streaming offerings and seamlessly serve their diversified social entertainment needs for visual and interactive content. Professional artists and other performers alike can stream their singing and other performance to a vast online audience, fostering a vibrant online social music entertainment community.

We offer users the option to register with and access our live streaming services using their Weixin or QQ accounts. Alternatively, users may also register with and access our live streaming services using their mobile phone numbers, without Weixin or QQ accounts.

Our live streaming platforms cultivate an engaging and interactive environment for both the live streaming performers and the audience to create, discover, socialize and have fun together, mainly featuring the following:

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Music-centric live streaming content. Our live streaming content features a broad range of performance categories such as singing, instrument playing and DJ performances by both professional artists and other performers. Most of our live streaming users also use our online music or online karaoke services. Our data analytics and AI technology enable us to provide recommendations of relevant live streaming content based on what our users are listening to or singing on our platform. For example, when a live streaming performer on Kugou Live performs a song, a message bubble pops up instantaneously on Kugou Music notifying users listening to the same song. This allows users to seamlessly access this performer’s live streaming sessions on Kugou Live. As an integral part of our overseas expansion strategy, we will seek to bring our quality live streaming content to international users across geographies.

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Music events and talent shows. To further diversify our live streaming content offerings, we offer virtual concerts performed by professional artists as well as music events, music variety shows and fan meetings on our live streaming platforms to allow our users to support and interact with their favorite artists through various ways.

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Social features. Our social features make everyone a part of the show. Performers and users interact in various formats, such as voice and text chatting, video chatting, rating a performer’s performance and sending virtual gifts. On our platforms, live streaming performers can engage in a variety of real-time singing and performance contests against each other, where users can send virtual gifts to their favorite performers. Users can also request to have a favorite song performed by a live streaming performer by sending a virtual gift. At any time during a live streaming session, users may choose to follow a performer they adore to receive notifications of future performances.

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New forms of interaction. We bolster social and young attributes by adding new forms of content such as mini live-streaming reality shows and new features such as universal duet that encourage users to interact. In the fourth quarter of 2021, we launched China’s first virtual music carnival, TMELAND, and hosted its first online music festival on the New Year’s Eve in an immersive virtual setting. At TMELAND, users across our different platforms can use their personalized 3D avatars to socialize with each other in a variety of digital scenarios such as virtual live streaming and virtual concerts, immersing themselves in a music entertainment experience that merges the real and virtual worlds.

We encourage our live streaming performers to sing and engage in other music performance on our platform. Our live streaming platform becomes a large stage for performers to captivate and engage audience with similar interests and easily access attractive revenue opportunities, enabling them to develop their artist image and pursue their goals of becoming popular artists. Live streaming performers on our platform include professional artists, aspiring performers as well as ordinary people who want to share their music.

We seek to establish and maintain stable, mutually beneficial relationships with live streaming performers. In particular, as part of our content strategies, we nurture promising live streaming performers and help them reach a wider audience and make a living from their performances. We provide them with performance training and promotion support to increase their exposure. Our platform further provides a differentiated way for live streaming performers to engage with their audiences and reach a larger audience base to raise their profile in the industry.

We help popular live streaming performers release new singles and albums. This not only enriches our comprehensive music content offerings but also attracts more traffic to both of our music and live streaming services, increasing user engagement and loyalty on our platform.

Live streaming performers are required to enter into a cooperation agreement with us. Such agreements generally contain provisions that require the performer to live stream on our platform with typically a one-to-three-year term. We have a revenue sharing model in which the performers (and their talent agencies, if applicable) share with us a percentage of the virtual gift sales generated from their live streams.

Other Music Services

We offer other services to drive user traffic, deepen user engagement and increase monetization. Such services primarily include (i) sales of music-related merchandise, including Kugou headset, smart speakers, WeSing karaoke microphones and Hi-Fi systems, (ii) services that help smart device and automobile makers build and operate their branded music services on their devices and vehicles, and (iii) online music event ticketing services.

In order to provide users a consistent and cohesive listening experience, we started to forge Internet of Things (IoT) partnerships with leading manufacturers of cars, smart speakers and smart watches in 2019, which provided further channels for user acquisition. As a new music content consumption channel, IoT enhances our ability to effectively roll out and promote new music content to a wider audience in a broader set of use cases in users’ daily lives, making our services more accessible and more convenient to our users. We also expanded our coverage of a broader set of music usage scenarios, integrating with smart speakers, in-car audio systems and TV and making inroad in the public performance market.

OUR CONTENT

We are dedicated to building the most comprehensive and up-to-date content library covering our users’ favorite music and audio content across both genres and formats.

Diverse Music and Long-Form Audio Content Library

We offer a diverse range of professional as well as user-generated recorded and live music content and long-form audio content across various formats. This content generally spans five different types:

•	Songs. We have China’s most comprehensive music library, according to iResearch, with over 90 million music tracks in total as of December 31, 2021.

•	Features songs performed by both established and aspiring artists in China and around the world.

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Underpinned by a comprehensive original content production system leverages our technology capabilities and deep understanding of music as well as internal and external resources to systematically create, evaluate and promote music.

•	Represents a variety of themes such as latest top hits, internet hits, time favorites and movie soundtracks.

•	Covers a broad range of music genres, including pop, rock, indie, hip hop, R&B, classical, jazz and electronic music in various languages including Mandarin, Cantonese, English, Korean and Japanese.

•	Categorized by listening habits, settings and moods, such as workout, travel, study and work, relaxation and many more.

•	Adapts to the preferences of younger music users by covering a wide range of genres such as urban, EDM, animation, comic and gaming, as well as Chinese Ancient Style.

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Live streaming of music performances. Professional artists along with aspiring and other performers stream music and other performances in real time to our online audiences. These live streams allow users to experience and enjoy live music performances and interact with the performers in a variety of ways. Additionally, we offer live streaming of more professionally organized online concerts and music events for more established artists.

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Recorded video and audio. Various recorded music-oriented video content, such as full-length music videos, short videos, both professionally- and user-generated, behind-the-scenes footage, artist interviews, music-focused variety shows and music awards shows, as well as audiobooks, podcasts and talk shows covering a diverse set of topics on children, education, history, and humanity, among other things.

•	Karaoke songs. Millions of online karaoke songs and the related user comments, which further expand the breadth of our music content offerings, enhancing our user experience and engagement.

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Reviews and articles. We supplement our music content offerings through an enormous library of reviews and articles about music and artists, written or curated by our in-house editorial team. We place links to the featured music in the articles to provide users with even more choices of content.

Our Content Strategies

Partner with Music Labels and Leading Industry Players

Currently, we focus on licensing top hits and premium content from major domestic and international music labels for a broad audience base. All the tracks that we license from music labels are generally available to users across our online music apps and, to the extent permitted by the terms of our licensing agreements with the licensors, our social entertainment products, except under certain circumstances where the artists or rights owners require us to publish their content under specific subscription packages or in a specific format. See “– Content Sourcing Arrangements.”

Given the reach of our platform and our ability to help users discover music, we have become one of the most preferred and effective platforms for music labels and artists to gain exposure to and gauge the popularity of their music with their audience base. Over the years, we have developed long-term relationships with a broad range of music labels including major domestic and international labels that provide us valuable opportunities to collaborate on new album releases, music events and other initiatives. We also collaborate with established artists and major music labels to promote and release digital albums for our massive user base.

We are continuously diversifying across content type, genres and formats on our platform. Additionally, while broadening our offering of copyrighted music, we have also been working closely with industry participants, artists and other partners to create and produce more differentiated content, and co-produced dozens of chart-topping songs across gaming, film, literature and comic categories.

We also seek to deepen our partnerships with the broader Tencent ecosystem to create new music entertainment experiences and content. For example, in 2021, we deepened collaboration with Weixin Video Accounts in order to enrich the music video content on both our platforms and Weixin Video Accounts and leverage Weixin to expand our promotional capabilities. Additionally, users may send songs from our music library directly to their friends on Weixin, or update their Weixin status when they sing or finish a recording on WeSing, sharing the experience with their Weixin friends.

Enhance In-House Original Content Development Capabilities

We continue to invest in original content production to meet user demands for diverse forms of music entertainment. We have established a comprehensive set of original content production capabilities that leverage our technology capabilities and deep understanding of music as well as internal and external resources to systematically create, evaluate and promote music. Our 5Sing platform, for instance, has become a vibrant online community for lyricists, songwriters and musicians to pair, communicate and trade, and together they contribute to more captivating original music content. We also leverage our proprietary PDM model, that enables forecasting and data analytics for songs with blockbuster potential by determining intricate user preferences and analyzing melody, lyrics, voice and rhythms, to enable more cost-effective original song production. See “— Technology and Data Capabilities — Technology” for details. Furthermore, we have developed a number of content promotion tools that integrate our internal and external promotion resources, providing a one-stop service to help artists and songs reach the targeted audience and gain popularity. Powered by these advanced tools and technologies, our artists have created quality and popular works, serving a wide range of users’ tastes and adding a great complement to our content library.

Cultivate Aspiring Artists

We are not just a platform for established artists but also one for discovering and cultivating rising music talents. We provide opportunities for newer generations of aspiring artists to fulfill their ambitions to sing and perform by supporting them in areas such as content curation, marketing, promotion, monetization and career training. We are proud to have promoted the singing careers of many new music stars who got their start on our platform. We also work closely together with music labels to identify and cultivate aspiring artists on our platform.

Cultivating original works and enriching the indie musician ecosystem through our Tencent Musician Platform leads to our content differentiation. Tencent Musician Platform is our online service for selected aspiring musicians to upload original music content to our platform that can be streamed and downloaded, demonstrating our strong capability in incubating talented musicians and bringing their original works to hundreds of millions of music lovers in China. We support our indie musicians with useful tools and collaborative opportunities to realize their full potential, and create, grow, engage and monetize their art and audience base. We do this in part by providing them access to valuable resources, from song production and domestic and overseas promotion, all the way to artist and repertoire development, incentive plans, performance resources, copyright protection and career training. For example, the theme song of our QQ Music’s 2021 year-end music review, for which we managed the entire production, release and promotion process, achieved over 20 million first-day streams, setting a streaming debut record within the indie musician category. In 2021, we also introduced a feature that allows artists to easily publish video content simultaneously across various TME and Tencent platforms, such as Weixin Video Accounts, QQ Music, Kugou Music, Kuwo Music and WeSing, making it easier for musicians to reach a broader audience. We believe these attractive cross-platform opportunities differentiate us from other online music platforms.

Tencent Musician Platform has also established the sustainable and diverse monetization models for musicians and the industry. In 2021, we launched an upgraded 100 Million Yuan Incentive Plan, which incentivizes eligible musicians to collaborate with us in music creation, as well as provide comprehensive incentive mechanisms to help high-quality content and artists gain exposure across our platforms.

Our ongoing support to indie musicians resulted in a growing number of indie musicians on our platform. By the end of the fourth quarter of 2021, the number of indie musicians on the Tencent Musician Platform reached 300,000.

Foster Users’ Content Creation

To further extend the breadth of our content offerings, we allow users to upload content in the forms of karaoke songs, live streaming performance, short-and long-form videos and other formats of music-oriented content. This user-generated music content further engages users and enhances their experience, both as content creators and as audience.

We leverage our data analytics and AI technologies to recommend content generated by karaoke singers and live streaming performers to help increase their exposure.

Furthermore, we added additional video and long-form audio formats to our content offerings and continued to launch social media initiatives and additional lite versions of our apps to attract a broader group of users. We also developed innovative ways for users to enjoy personalized content by consistently improving our music content tagging process and analyzing our platform’s data repository to better fulfill users’ music tastes and preferences. We believe that all of these initiatives are strategic, long-term investments that will improve our user experience, attract more customers to contribute to more user-generated content on our platform, driving a virtuous cycle for sustained growth and monetization.

Explore Innovative Content Forms

We constantly innovate brand-new forms of content that our users love. For example, we leverage TME Live to create new online-merge-offline music scenarios. In terms of its efforts online, TME Live held 56 diverse live performances throughout 2021, including the 2021 Tomorrowland. TME Live’s series of electronic music performances sponsored by e-commerce, automotive and other advertisers, helped brand owners dynamically resonate with users and maximize their brands’ emotional impact, while simultaneously fostering new business models. TME Live collaborated with the Tencent Musician Platform to showcase live performances in key cities via the 2021 Force Stage Plan, offering talented musicians the chance to participate in nationwide tours to reach a broader audience both online and offline.

In addition, in the fourth quarter of 2021, we launched China’s first virtual music carnival, TMELAND, and hosted its first online music festival on the New Year’s Eve in an immersive virtual setting. Participants flocked to the event to party virtually with their friends and world-renowned DJs such as Vicetone, Luminn and DEXTER KING in the form of brand-new 3D avatars. With personalized 3D avatars, users across our different platforms such as QQ Music, Kugou Music and Kuwo Music can socialize with each other in a variety of digital scenarios such as virtual live streaming and virtual concerts, immersing themselves in a music entertainment experience that merges the real and virtual worlds.

Content Sourcing Arrangements

Content is the foundation of our platform. We license from, and pay royalties to, the following major rights holders to obtain the vast majority of the music content offered on our platform.

•	Music labels and music copyright owners

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We have strong partnerships with a wide range of music labels and other copyright owners. We license musical recording rights and/or music publishing rights underlying music content mainly on terms ranging from one to three years from domestic and international music labels.

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We pay for music labels for licensed music content based on licensing fee and revenue-sharing incentive royalties. Under such fee arrangements, the amounts of licensing fees and incentive royalties depend on multiple factors including the type of content, the popularity of the performers, as well as our relationships with the licensors. Payments under the licenses are generally made in installments throughout the duration of the licenses.

•	Our licensing agreements with music labels and music copyright owners are on a non-exclusive basis.

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We have arrangements with other online music platforms in China to cross-license our respective licensable rights in musical works. We believe these arrangements benefit not only particular market players like us, but also the industry at large by increasing cooperation in copyright protection and allowing users to access more songs across different platforms.

•	The licensing agreements will specify whether we have the right to sublicense the content we source from music labels and copyright owners.

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Our licensing agreements with music labels and copyright owners generally expire upon the end of the term, which typically range from one to three years, unless otherwise terminated earlier pursuant to the relevant provisions in certain circumstances, such as a material breach of contract.

•	Individual artists

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We also enter into licenses with individual artists or their agencies to bring a broader and more diverse range of content offerings on our platform. See “— Our Content Strategies — Cultivate Aspiring Artists” for more information about Tencent Musician Platform, an online service designed to nurture aspiring individual artists.

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We typically pay these individual artists performance-based licensing fees. We may also make prepayments and/or pay fixed content fees to certain individual artists, depending on various factors including their historical performance and popularity among users.

•	The licensing agreements between us and individual artists are either on a no more than three years’ exclusive basis, or on a non-exclusive basis.

•	Subject to the contract terms with specific individual artists, we may sublicense the relevant individual artists’ content to other parties.

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The agreements between individual artists and us generally expire upon the end of the term, which is typically three years, unless otherwise terminated earlier pursuant to the relevant provisions in certain circumstances, such as a material breach of contract.

•	Live streaming performers and their agencies

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User-generated content from live streaming performers (and their talent agencies, if applicable) is covered by revenue-sharing arrangements, under which they are entitled to a percentage of the revenue generated from sales of virtual gifts attributable to their performance on our live streaming platforms. Payment to live streaming performers (and their talent agencies, if applicable) is typically settled periodically. We generally seek to maintain the revenue sharing ratio at a level that we believe is comparable to those of our peers in the industry. According to iResearch, such revenue-sharing arrangements with live streaming performers on our platform (and their talent agencies, if applicable), including the revenue-sharing ratios, are generally in line with industry norm.

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Our agreements with live streaming performers (and their talent agencies, if applicable) will specify certain qualitative and quantitative requirements that they must meet in order to be entitled to their share of the revenue.

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Live streaming performers (and their talent agencies, if applicable) own the intellectual property rights of the live streaming content they create, and we are permitted to use such content on our platforms pursuant to our agreements. In addition, users uploading user-generated content on our platform typically agree to grant us the associated copyright of such content. For additional details concerning our copyright protection with respect to user-generated content, see “– Intellectual Property – Copyrights” and “Risk Factors – Risks Related to Our Business and Industry – We allow user-generated content to be uploaded on our platform. If users have not obtained all necessary copyright licenses in connection with such uploaded content, we may be subject to potential disputes and liabilities.”

•	Our agreements with live streaming performers or their agencies are either on an exclusive or non-exclusive basis.

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Our agreements with live streaming performers (and their talent agencies, if applicable) generally expire upon the end of the term, which usually ranges from one to three years, unless otherwise terminated earlier pursuant to the relevant provisions in certain events, such as a material breach of contract.

HOW WE GENERATE REVENUES

We generate revenues primarily from (i) online music services and (ii) social entertainment services and others.

Online Music Services

Our revenues generated from online music services were RMB7,152 million, RMB9,349 million, RMB11,467 million and RMB2,616 million (US$413 million), accounting for 28.1%, 32.1%, 36.7% and 39.4% of our revenues in 2019, 2020 and 2021 and the three months ended March 31, 2022, respectively.

Paid Music and Audio Content

Currently, we offer users subscription packages across our QQ Music, Kugou Music and Kuwo Music products to access our content. Our basic subscription packages are priced at RMB8 per month for a fixed amount of downloads per month of our music content offerings and access to certain pay-for-streaming content. Users may also subscribe for our premium memberships at a price ranging from RMB15 to RMB18 per month to access a different combination of add-on features and privileges including additional personalized app themes and avatar designs, more sound effects that enhance listening experiences, and faster streaming and download speed. We also offer discounts on the subscription packages, as well as certain privileges and benefits that are only available to paying users, to encourage user spending and paying user conversion and retention on our platform.

In the first quarter of 2019, we launched the “pay-for-streaming” model where selected songs are made available only for streaming (as opposed to streaming and downloading) by paying users during the term of the subscription. We believe the adoption of the pay-for-streaming model has since been driving the number of paying users and paying ratio of our online music services. We will continue to implement effective monetization measures as we nurture users’ willingness to pay for premium music content.

In addition to monthly subscription, we also allow users to stream and/or download singles and albums on a paid on-demand basis. Songs were first released on our platforms are available for streaming and/or downloading within a given “promotion” period after the release only by the users who have purchased those songs, and the songs will be made available under the pay-for-streaming model when the promotion period expires under this model.

Furthermore, we also offer users subscription packages to access our audio content at Lazy Audio. Paying users on our Lazy Audio platform are granted free, unlimited access to certain popular and carefully curated audio content during the subscription period. We also offer our paying users a variety of other privileges and benefits, including priority access to certain audio content and discounts on audiobooks.

Advertising Services

We offer various advertising services to advertising customers across our platform. Our advertising offerings mainly include full-screen display ads that automatically appear when a user opens our mobile apps and industry standard banner ads of various sizes and placements on the interfaces of our platform.

Social Entertainment Services and Others

Our revenues generated from social entertainment services and others were RMB18,282 million, RMB19,804 million, RMB19,777 million and RMB4,028 million (US$635 million), accounting for 71.9%, 67.9%, 63.3% and 60.6% of our revenues in 2019, 2020 and 2021 and the three months ended March 31, 2022, respectively.

Users are attracted to our online karaoke and live streaming platforms primarily by engaging music performances from our online karaoke singers and live streaming performers. We generate revenues from online karaoke and live streaming services primarily from sales and consumption of virtual gifts, including consumable, time-based and durable virtual items. Consumable virtual items are mainly used as gifts sent to online karaoke singers and live streaming performers by the audiences as a way for them to show support and appreciation for the performance. During the live streams, special visual items, such as diamond rings or cars, will be displayed on the screen when these gifts are sent to the singers or performers. Users may also send virtual gifts to online karaoke performers if he or she likes the recordings uploaded by the performers. We also offer users the option to purchase virtual items which provide them with certain privileges or recognized status over a period of time, such as badges displayed for a certain period of time on the users’ profile pages. While purchasing and using these virtual gifts is not a prerequisite for using the features in our products, it provides a way for users to participate in online karaoke and live streaming, which drives user engagement and loyalty.

In addition to virtual gift sales, we also generate revenue from online karaoke and live streaming services through sales of premium memberships and other monetization models. For online karaoke, users can subscribe for memberships to include higher soundtrack resolution and access to video clips of vocal tutorials. For live streaming, selected live streaming performers can produce and sell their own digital albums through our platform if they share a portion of their revenues with us. Revenues generated on our platform are shared with our karaoke singers and live streaming performers or their agents, typically based on a percentage of the revenue generated from the sales of virtual gifts attributable to their performance. Furthermore, similar to the advertisements displayed on our online music apps, we offer various advertising services across our online karaoke platform.

Moreover, we generate revenues from sales of music-related merchandise, including Kugou headsets, smart speakers, WeSing karaoke microphones and Hi-Fi systems.

BRANDING, MARKETING AND SALES

The focus of our marketing efforts is to further strengthen our brands, including QQ Music, Kugou Music, Kuwo Music, WeSing, and Lazy Audio, and to expand our entertainment ecosystem to connect more users, artists and content providers. We aim to deliver best-in-class entertainment content and services in order to garner strong word-of-mouth referrals and enhance our brand recognition.

We primarily rely on word-of-mouth referrals and benefit from our strong brands to attract users to our platform. We also engage in diverse marketing activities both online and offline to enhance brand awareness. Specifically, our marketing campaigns increase platform traffic through search engine marketing and social media. Moreover, we host or participate in various forms of music-related events and activities to further boost our brand recognition, such as cooperation with established artists, singing competitions, TV and internet music talent shows, music festivals, campus campaigns, artist tours and fan events, to enhance our brand recognition. We also continue to deepen our presence into schools and college campuses through online and offline activities such as on-campus competitions and graduation ceremonies.

We continue to implement new technologies, introduce new features and tools, as well as improve user experience in order to encourage users to access our platform more frequently and for longer periods of time, and ultimately to increase our monetization efficiency on our platform. We also use direct marketing tools deployed through our platform interfaces to convert our users into paying users.

CONTENT MONITORING

We are committed to complying with the applicable laws and regulations regarding the provision of content through the internet. We leverage our technology to implement procedures to monitor and remove inappropriate or illegal content from our platform. Text, images and videos are screened by our content monitoring team, aided by systems that periodically filter our platform. For example, our video recognition technology enables us to effectively monitor live streaming for content violations. We have also developed an effective copyright infringement monitoring system that detects potential copyright infringement by other platforms or our users. We have also adopted various public reporting channels to identify and remove illegal or improper content. Our legal team may also take further actions to hold the content creators accountable for any illegal or inappropriate content.

We focus on the monitoring and screening of user-generated content. We require live streaming performers and users to register on a real-name basis to upload content to our platform and require them to agree not to distribute content in violation of any third-party rights or any applicable laws or regulations. We require users and live streaming performers to comply with our terms of service which strictly prohibit inappropriate content across our platform. Our terms of service set forth in detail prohibited content and actions including, but not limited to, provocative or inflammatory language, full or partial nudity, sexually suggestive language and body movements, abusive language or actions towards other users, acts and threats of violence, and information facilitating or promoting illegal transactions or activities. We also monitor live performance delivered on our platform using a combination of human and machine screening in order to identify and remove any illegal or inappropriate content in accordance with applicable laws and regulations, as well as any content that violates the intellectual property rights of other parties. Users can also report any violations of our terms of service or other inappropriate behavior using the “report” function within our mobile apps. As live performances are user-generated content, in order to avail ourselves of the copyright infringement safe harbor, we are required under the PRC copyright laws and regulations to implement “notice and take-down” policies on such content, which mitigates the likelihood of being held liable for copyright infringement as a result of distributing infringing content on our platform. See “– Intellectual Property – Copyright.”

Due to the massive amount of content displayed on our platform, we may not always be able to promptly identify content that is illegal, improper or may otherwise be found objectionable by the regulatory authorities. See “Item 3. Key Information—3.D. Risk Factors – Risks Related to Our Business and Industry – The content available on our platform may be found objectionable by the PRC regulators, which may subject us to penalties and other regulatory or administrative actions” in our 2021 Form 20-F.

TECHNOLOGY AND DATA CAPABILITIES

Technology

We focus on continuously improving our technology to deliver superior user experience and enhance our operational efficiency. Over the years, we have been innovating and improving our technologies to help users discover and enjoy content and help artists find their target audience and realize greater value.

We have a large dataset and we devote substantial resources to analyzing data in order to obtain useful insights into our users’ music entertainment and social behaviors. We believe our technology will allow us to better understand and respond to user preferences, deliver a superior user experience, and further differentiate our services from our competitors.

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Search and discovery engines. We provide users with a quality and fun music entertainment experience by leveraging our powerful music search and discovery engines underpinned by strong data analytics capabilities. This not only helps users discover and enjoy music content more easily, but also guides artists to find target audience and realize greater value. At TME platforms, we not only allow users to search for their desired music content in our massive library with high accuracy and relevancy, but also use advanced proprietary technologies to curate and distribute music content catering to their specific tastes and interests. For example, according to iResearch, QQ Music is the first in China’s online music industry to adopt an AI-powered PDM with the highest accuracy among its peers. Using the proprietary deep learning content value assessment algorithms, the PDM is capable of predicting the next hit song by analyzing recent popular music trends and user preferences for precise content discovery and distribution to interested users. The extraordinary performance of the PDM was recognized by the MIREX, a global benchmarking event that examines state-of-the-art music information retrieval approaches. In the MIREX 2020 competition, QQ Music’s PDM set a new world record of “accuracy rate of predicting the genuine continuation of a music excerpt” in the Patterns for Prediction task.

In addition, we also pioneered the song recognition technology in China using advanced audio fingerprinting technology. This cutting-edge technology is capable of automatically recognizing any song embedded in a short video clip or surrounding within seconds. Complementary to our powerful music search engines, the intelligent song recognition technology enables users to discover a randomly heard track of music without having to know a single key word to start a search. This, combined with the smart recommendations for music of similar genres, types and artists, offers users a quality and fun music discovery experience, thereby effectively improving user loyalty. According to iResearch, our song recognition technology has the highest accuracy rate globally, which was evidenced by numerous awards and recognitions. In the 2019 MIREX global competition, our song recognition technology broke the world record in the Audio Fingerprinting task.

We have been continuously improving our efficiency in content curation and accuracy of search and discovery engines, which we believe has resulted in a substantial increase in average daily streams and user engagements for our services.

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User-experience enhancements. We offer a variety of sound effects to enhance our users’ listening experience. Our award-winning proprietary audio setting, Kugou Viper Sound, as well as QQ Music Super Sound and WeSing Super Voice audio settings, not only bring superior sound quality and a best-in-class listening experience to users, but also foster a large, growing online community for them to share user feedback about our sound effects. In addition, we provide various special visual effects and camera filters to users recording videos on our platform. Our technology makes our products a part of everyday life, such as our QQ Music Running Station that recommends music to match a jogger’s running tempo. In 2021, for WeSing, we introduced an immersive chorus accompaniment sound effect, to mimic a large-scale graduation ceremony, as well as a multi-dimensional scoring system to sharpen our recording tools. These improvements have led to a more enjoyable user experience while recording songs, which in turn spurs increased engagement among users. Additionally, as part of our overall videolization initiatives, we have built and continue to optimize our shared middleware and architecture, which is crucial to our ability to further enhance video content offerings across our platforms.

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Innovative use cases of cutting-edge technologies. In order to bring users a more immersive, vivid, and smooth listening experience, we have deployed a vocal-emotion-enabled AI reading technology to produce audiobooks, contributing to dozens of titles based on well-known literature content such as Battle Through the Heavens. Additionally, we endeavor to use the state-of-the-art virtual reality technology to offer a brand-new, immersive music entertainment experience. In the fourth quarter of 2021, we launched China’s first virtual music carnival, TMELAND, and hosted its first online music festival on the New Year’s Eve in an immense virtual setting. At TMELAND, users across our different platforms such as QQ Music, Kugou Music and Kuwo Music can use their personalized 3D avatars to socialize with each other in a variety of digital scenarios such as virtual live streaming and virtual concerts, immersing themselves in a music entertainment experience that merges the real and virtual worlds.

Data Security and Privacy

We believe data security is critical to our business operation. We have adopted and implemented comprehensive internal rules and policies to govern how we may use and share personal information, as well as a robust suite of protocols, technologies and systems in place to ensure that such information will not be accessed or disclosed improperly. Specifically, we have established privacy policies across our platforms, including QQ Music Privacy Protection Guidelines, Kugou Music Privacy Policy, Kuwo Music Privacy Policy and WeSing Privacy Protection Guidelines. These privacy policies provide guidance on the type of personal information we collect, how we use, share and protect users’ personal information, and users’ privacy rights under applicable laws. In particular, we only collect personal information to the extent necessary to enable us to provide our services in compliance with applicable laws and regulations. All users must acknowledge the terms and conditions of the user agreement, including our privacy policies, before using our products and services.

From an internal policy perspective, we have established a comprehensive suite of platform-wide policies and procedures, including TME Data Security Management Protocols and TME User Information Security Management Protocols, to guide our data security and privacy protection practices:

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Data collection. We collect user data only to the extent necessary for our product functions and services upon receipt of the consent from our users. For example, we collect certain basic information, such as QQ or Wexin account number or phone number, for user account registration and verification purposes. To enable precise content curation and distribution to offer superb music discovery experience, we may access and analyze users’ playlists and listening history on our platforms. In the event that users purchase any paid music and audio content, or music-related merchandise, users need to provide certain personal information, such as name and address, to facilitate the transactions. We notify users of the types, potential uses, duration of data preservation and users’ rights, among other things, with respect to the data we collect from them.

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Data usage. We fully disclose the potential uses of personal information and data that we collect from users in our privacy policies. In the event that we need to use the personal information and data for purposes other than as disclosed in the privacy policies, we will notify the users and seek their explicit consent before we proceed.

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Data protection. We limit access to our servers that store our user and internal data on a “need-to-know” basis. We also adopt an advanced data encryption system designed to ensure the secured storage and transmission of data, and prevent any unauthorized member of the public or third parties from accessing or using our data in any unauthorized manner. Furthermore, we implement comprehensive data masking of user data for the purpose of fending off potential hacking or security attacks. In addition, we have adopted an incident response plan, which provides a well-defined, organized approach for handling any potential threat to servers and data, as well as taking appropriate actions when the data breach concerns personal information. We provide group-wide regular trainings to our employees that focus on cybersecurity awareness topics critical to our business operations, including the best practices to protect data from loss, modification, leakage or theft.

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Data storage and retention. We require that personal information and data we collect in China be stored and preserved within China. While we only preserve user data to enable our product functions and services, users have the option to delete their personal information generated when using our products and services, such as listening history and playlists. Upon termination of our products or services, we will destruct or anonymize user data that we collect within a reasonable period in compliance with applicable laws and regulations.

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Data transmission. Subject to certain exceptions specified in our privacy policies, transmission of any personal information and data that we collect with our users without their explicit consent is prohibited. For certain services that are jointly provided by our business partners, including Tencent and its associates, and us, we may share the relevant personal information and data with such business partners to the extent necessary to enable our services and improve user experience. We take extensive precautionary measures to ensure the integrity and security of data in transit to our business partners. These measures may include (i) requiring our business partners to handle the personal information and data we transmit in accordance with our standards, requirements and protocols, including providing the same level of protection, (ii) requiring our business partners to deliver written confidentiality undertakings before any data is transmitted, (iii) obtaining internal approval from the personnel in charge of data security, (iv) requiring our business partners to return or delete the personal information and data that we transmitted after the termination of services, and (vi) preserving the review log for future inspection.

During the Track Record Period and up to the Latest Practicable Date, we did not experience any material information leakage or loss of user data. As a result of the internal rules and policies, during the Track Record Period and up to the Latest Practicable Date, we were in compliance in all materials aspects with regulatory requirements in respect of data security and privacy.

CUSTOMERS AND SUPPLIERS

Our customers are mainly individual paying users that purchase online music and/or social entertainment services on our platform. As a result, we do not have any material concentration in customers. Our top five customers accounted for less than 10% of our total revenues for each of the years ended December 31, 2019, 2020 and 2021 and for the three months ended March 31, 2022.

Our suppliers mainly include copyright owners, live streaming hosts (including their talent agencies), technology service providers and other service providers from whom we procure copyrighted content, live streaming services, technology services and other services. We do not have any material concentration in suppliers. Our top five suppliers accounted for less than 30% of our purchases for each of the years ended December 31, 2019, 2020 and 2021 and for the three months ended March 31, 2022, and none of them individually accounted for more than 10% of our purchases for each of such periods.

We are currently not subject to any risk of concentration of content suppliers and we do not rely on any single content supplier to procure content. We believe our scale and market position have made us a preferred partner for a wide variety of content suppliers, which significantly helps minimize any risks of termination of contract by any individual content supplier. We maintain long-term relationships with our key content partners including both music labels and other content providers such as talent agencies managing live streaming performers.

We have adopted multiple internal control measures to further mitigate the risks of termination of contract by content suppliers. For example, we have adopted specific standards and parameters when selecting content suppliers to ensure their diversity in terms of size, geographic location, content type and genre and target audiences while to minimize concentration to a limited number of content suppliers. In the form of agreement that we enter into with content suppliers, we have included terms that give us the rights to seek remedial measures if the content suppliers commit material breach of their obligations. We also have internal rules and procedures in place that require designated personnel to follow up closely with content suppliers to identify quality or performance problems as they arise and proactively plan and negotiate contract renewal.

INTELLECTUAL PROPERTY

Copyrights

We are committed to copyright protection and we strive to continue playing a leadership role in improving China’s music and audio copyright environment.

We take various measures to ensure content offered on our platform does not infringe upon copyrights of third parties. Once it is licensed, we closely monitor copyrighted content on our platform for compliance with the scope of the licenses and therefore to attempt to detect and remediate infringement of third-party copyrights on our platform in a timely manner. We also seek additional contractual protection from the agreements between us and the content creators or licensors. For example, we typically require the licensors to represent in the licensing agreement that they have the legitimate right to license the content and require them to indemnify for losses arising from any claims of infringement or violation of laws and regulations. With respect to user-generated content, we also rely on the safe harbor provision for online storage service providers under PRC copyright laws and regulations, and we have adopted measures intended to minimize the likelihood that we may be held liable for copyright infringement as a result of distributing user-generated content on our platform. Such measures include (i) requiring users to acknowledge and agree that they will not upload or perform content which may infringe intellectual property rights, (ii) restricting users on our blacklists from uploading or distributing content, (iii) using best reasonable efforts to seek licenses from the relevant copyright owners once they are identified and verified and adopting contractual protections for works licensed from labels and other copyright owners; and (iv) implementing “notice and take-down” policies to be eligible for the safe harbor exemption for user-generated content. According to the PRC Legal Adviser, to the extent these measures, especially the “notice and take-down” policies, are properly implemented in compliance with applicable laws and regulations, our failure to obtain complete copyright licenses for user-generated content does not constitute a violation of current PRC copyright law.

We also actively enforce our rights against third-party platforms that infringe upon our content rights, using a combination of human and machine monitoring to detect unauthorized use of copyrighted content on other platforms. More specifically:

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Monitoring. Leveraging our advanced audio and video fingerprinting technology and massive data base, we are able to continuously screen and identify infringing content displayed on third-party platforms in China.

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Enforcement of our rights. When our system identifies an infringing use of our content on a third-party platform, our system automatically generates an alert email to our legal and copyright protection personnel, which promptly serves a take-down notice to the infringing platforms requesting that the infringing content be removed. Following the take-down notice, our legal and copyright protection personnel will review the relevant evidence and initiate the removal procedures to ensure timely removal of infringing content, and they may also file complaints with the National Copyright Administration or initiate legal proceedings.

•	Follow-up. Once a take-down notice is served or a legal proceeding initiated, our copyright system starts to track the relevant platforms to check if the infringing content has been timely removed.

Other Intellectual Properties

In addition to copyrights of our content, other intellectual properties are also critical to our business. We rely on a combination of patent, copyright, trademark and trade secret laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. As of March 31, 2022, we had applied for the registration of 4,063 patents, among which 2,308 patents have been granted by the National Intellectual Property Administration and overseas. One of our patents has been recognized with the Nineteenth China Patent Award by the National Intellectual Property Administration and one of our patents has been recognized with the Twenty-second China Design Award by the National Intellectual Property Administration. In addition, one of our patents has been recognized with the Eighth Guangdong Patent Silver Award by the People’s Government of Guangdong Province. As of the same date, we had applied for 5,385 trademarks, among which 3,410 had been registered with the Trademark Office of the National Intellectual Property Administration and overseas. We had also registered 552 software copyright with the Copyright Protection Center of the PRC. Our “酷狗” (Kugou) trademark has been recognized as a well-known trademark by the Beijing Higher People’s Court.

Despite our efforts to protect ourselves from infringement or misappropriation of our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property in violation of our rights. In the event of a successful claim of infringement against us, or our failure or inability to develop non-infringing intellectual property or license the infringed or similar intellectual property on a timely basis, our business could be harmed. See “Item 3. Key Information—3.D. Risk Factors — Risks Related to Our Business and Industry — Failure to protect our intellectual property could substantially harm our business, operating results and financial condition” in our 2021 Form 20-F.

EMPLOYEES

Our ability to recruit and retain qualified employees is critical to our continued success. As of March 31, 2022, we had 6,015 full-time employees. Substantially all of our employees are based in China. The following table sets forth a breakdown of our full-time employees by function as of March 31, 2022.

Function	Number of Employees	Percentage (%)
Research and development	2,924	48.6
Content management and operation	1,763	29.3
Sales and marketing	537	8.9
Management and administrative	791	13.2

Total	6,015	100.0

We enter into employment contracts with our full-time employees, which contain standard confidentiality and non-compete provisions. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

As required by relevant PRC laws and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We believe that we maintain a good working relationship with our employees, and we had not experienced any material labor disputes as of the Latest Practicable Date. None of our employees is represented by labor unions.

COMPETITION

We compete for users and their time and attention mainly with other online music and audio entertainment providers in China. We also face general competition from online offerings of other forms of content, including long- and short-form videos, karaoke services, live streaming, radio services, literature, and games provided by other online service providers. We compete to attract, engage and retain users based on a number of factors, such as the diversity of content, product features, social interaction features, quality of user experience, brand awareness and reputation. Some of our competitors may have greater financial, marketing or technology resources than we do, which could enable them to respond more quickly to technological innovations or changes in user demands and preferences, license more attractive content, and devote greater resources towards the development, promotion and sale of products than we can. For a discussion of risks relating to competition, see “Risk Factors — Risks Related to Our Business and Industry — We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors.”

INSURANCE

We do not maintain any liability insurance or property insurance policies covering our equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. We do not maintain business interruption insurance, nor do we maintain key-man life insurance.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Environmental Sustainability

As we stay committed to sustainable development of the music industry, we also strive for long-term environmental sustainability. Our primary environmental sustainability efforts include:

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Building green low-carbon workplaces. We are committed to reducing our environment footprints. Our impact on the environment is mainly associated with the consumption of electricity, water and paper in our daily office activities. We have undertaken a variety of initiatives to improve our energy consumption efficiency and build a green, low-carbon workplace. For example, we strictly control the use of printing paper in all workplaces and encourage employees to print double-sided when possible using recycled paper. We also post water conservation stickers, signs and posters in bathrooms, cafeterias and other places where employees congregate. Our physical office spaces in Shenzhen, Beijing, Guangzhou and other Chinese cities are in compliance with applicable work safety and environmental protection standards.

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Maintaining energy-efficient data centers. We lease our data centers from third parties. When choosing data centers, we take into account a variety of environmental factors, such as energy use, efficiency improvement and greenhouse gas emission. We require that appropriate environmental management system certification, such as the national environment management system GB/T24001 and the international environment management system ISO14001, should be obtained for each data center.

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Collaborating with stakeholders. We are committed to engaging stakeholders and the broader public in our environmental sustainability efforts. For example, we collaborate with the Ministry of Natural Resources of the PRC and the World Wide Fund for Nature, the world’s leading conservation organization, to offer educational activities designed to arouse public awareness in biodiversity protection through music.

Social Responsibility

We are dedicated to fulfilling our responsibilities as a corporate citizen and leveraging our market position to create a lasting positive impact on China’s online music industry.

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Multi-party cooperation. Leveraging our market position, we collaborate with a wide array of stakeholders to promote innovations, copyright protection and the long-term sustainable development of China’s music industry. For example, in December 2020, we signed a strategic cooperation framework with the Shanghai Conservatory of Music to join efforts in nurturing music talents. We are also an executive council member of a number of leading industry associations, including Internet Society of China, the China Association of Performing Arts, and the China Netcasting Services Association.

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Public welfare and philanthropy. We are committed to using music to inspire people to understand, care about and contribute to their communities. In June 2018, we launched our Tencent Music Charity Program, a program designed to pass the love and energy via music and achieve a bigger social value of music. The program is centered on an open platform and three strategies: caring for music, cultural heritage, and music education.

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Caring for music. We believe music goes beyond entertainment and emotional connection — it can also serve as a unifying force for positive social change. We focus on community outreach bringing the healing power of music to people in need. For example, we have since 2017 produced digital albums on a pro bono basis for Zhou Bohan, who is a young autistic pianist in China, advocating for social attention and care on people with autism. Amid the COVID-19 pandemic, we broadcasted benefit concerts organized by Global Citizen rallying funds to combat the spread of the virus around the world. In 2021, we released a charity album Hearing the Inaudible Sound for people with mid- and high-frequency hearing loss and launched the 2021 Little Red Flower Music Season campaign, where hundreds of musicians took part to compose songs for charity.

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Cultural heritage. As part of our cultural heritage initiatives, we sent teams to travel across remote border areas in China to preserve local folk music heritage. In addition, we partnered with the China Association of Performing Arts in August 2018 to launch the New Ethnomusicology Project. Under this project, we will produce a series of ethnic music digital albums on a pro-bono basis, bringing together musicians across China to share original music reflecting diverse backgrounds and cultures of ethnic minorities. In November 2020, we released a music charity album The Rhyme of China 2020 in partnership with Xinhua News Agency “The Sound in China” to promote traditional Chinese culture and music. Additionally, we collaborated with Sanxingdui Museum in May 2021 to invite musicians to compose songs in Chinese Ancient Style for artifacts preserved by the museum.

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Music education. In August 2018, we teamed up with the Chen Yidan Foundation to establish Music Garden Space, an initiative aimed at providing a range of music education to children of ethnic minorities and from remote regions while also offering music training to local teachers in these regions. In 2019, the first Music Garden Space was built in Dongsheng Village in Beichuan Qiang Autonomous County, Mianyang, Sichuan. We plan to establish 100 Internet music rooms at rural primary schools in 10 provinces, including Xinjiang, Hebei and Sichuan. With our “Bijie Dafang Tianhe Poverty Relief Workshop” project, Kugou Music also built a 300 square meter building for local primary schools. In addition to the Music Garden Space initiative, we also hosted summer camps and online music lessons, helping children from minority ethnic groups and remote regions to realize their music dreams and ambitions.

Corporate Governance

We actively improve internal management systems, regulate corporate behaviors, and have formed a scientific and efficient corporate governance mechanism with well-defined decision-making, execution, and supervisory responsibilities and powers. We implement sustainable development in our operation process, clarify ESG management work procedures, and promote the continuous improvement of our ESG management. We periodically review our ESG visions and policies and continue to evaluate, determine and address our ESG-related risks. We have continued to improve our management of ESG matters through a series of measures, including, taking into account ESG matters in strategic planning, conducting and regularly refreshing a materiality assessment to identify and assess all material ESG issues, developing and regularly reviewing ESG policies, and regularly monitoring ESG performance against our goals. Our Investor Relations Department is responsible for ESG work coordination and reporting to management and the Board of Directors as appropriate. Comprising business leaders and personnel from various functional departments of the Group, our ESG working group is responsible for daily ESG work and collecting ESG-related data and materials to compile our annual ESG reports.

ESG Risk Identification and Management

We identify and evaluate material environmental, social and climate-related risks through a thorough analysis and assessment process. We have established a three-layer risk management system, comprising of our business operation team, internal control department and internal audit department, to monitor these risks and facilitate our actions to address them. We routinely summarize and review material ESG risks identified over the short, medium and long term, based on which we formulate our ESG initiatives and internal control plans.

We actively oversee the identification and monitoring of the actual and potential environmental, social and climate-related risks on our business, strategy and financial performance, and take these issues into account during the course of our business, strategic and financial planning. We will assess the likelihood of such risks occurring and the estimated magnitude of any potential impact. We may also engage independent third parties to evaluate the ESG risks and review our existing strategy, target and internal controls. Necessary improvement will then be implemented to mitigate any major ESG risks identified.

We value opinions and suggestions from the stakeholders, including but not limited to our employees, business partners, investors, non-governmental organizations, industry associations, the media and regulatory agencies. We conduct internal interviews across various departments and collect responses from stakeholder surveys relating to their significant ESG concerns. By doing so, we can quickly identify material issues, effectively respond to the expectations and requirements of all stakeholders, and enhance our ESG practice’s applicability and pertinence. For example, we collected a total of 1,084 valid responses and more than 100 suggestions in 2020. Based on the feedback and through a benchmarking analysis across domestic and foreign peers, we created a materiality matrix for the key ESG topics, with a primary focus on attracting and retaining talents and the protection of privacy and data security.

During the Track Record Period and up to the Latest Practicable Date, our business, results of operation and financial condition had not been materially adversely impacted by ESG risks including those relating to health, work safety, environmental, social or climate-related issues. We do not operate any production facility and the potential impact of environment related regulatory development on our operation and financial conditions is limited. As an online music entertainment company, we do not currently foresee any materials risks in this regard. However, we have been committed to mitigating any potential risks in the mid- to long-term. For instance, we proactively monitor risks posed by climate changes, assess their potential impact on our business operations, and take appropriate actions to mitigate such risks. The primary risks posed by climate changes to our business include physical risks and transition risks. The physical risks mainly result from extreme climate hazards and long-term chronic risks. In addition, sea level rise and other risks may result in depreciation and loss of physical assets. We have formulated emergency measures for extreme climate hazards to minimize the risk of interruption to our operations and loss of assets. In addition, as part of our carbon neutrality initiatives, we have taken steps to deal with transition risks arisen from China’s accelerated transformation to a low-carbon economy. To this end, we endeavor to limit our carbon emissions and promote green operations during the ordinary course of business.

PROPERTIES

As of the Latest Practicable Date, we owned an aggregate of 9.7 thousand square meters of properties in Guangzhou, China, and we had also entered into an agreement to acquire the land use right for an aggregate of 6.8 thousand square meters of properties in Shenzhen, China. We intend to use these self-owned properties in China as office space.

As of the Latest Practicable Date, we rent an aggregate of 93.9 thousand square meters of office space, including our headquarters in Shenzhen and offices in Beijing, Guangzhou and some other cities in China. These facilities are currently accommodating our management headquarters, most of our product development, content acquisition and management, sales and marketing as well as general and administrative activities.

As of the Latest Practicable Date, the lessors of some of our leased properties had not provided us with valid title certificates, relevant authorization documents or permissions evidencing their rights to lease such properties to us. As a result, the relevant lease agreements may not be valid, and there are risks that we may not be able to continue to use the underlying leased properties should our use was challenged by any third parties or regulatory authorities.

In addition, we have not registered the majority of our lease agreements with the relevant regulatory authorities due to the lack of cooperation from our landlords in registering the relevant lease agreements. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each nonregistered lease agreement if we fail to complete the registration within the prescribed timeframe.

Furthermore, some of our leased properties are not used in accordance with the designated purposes of such properties. The land administrative departments may retrieve the land and impose a fine on the landlords for unauthorized change of designated usage of land and we may incur additional costs for relocation.

As of the Latest Practicable Date, we were not aware of any material claims or regulatory actions being contemplated or initiated by regulatory authorities, property owners or any other third parties with respect to our interests in or use of the leased properties. We believe if the leased properties issues prevent us from continuing the lease of any properties and we need to move, we can relocate to other comparable and duly leased alternative premises without any material adverse effect on our business and financial conditions. Based on the foregoing, our PRC Legal Adviser is of the view that the leased properties issues will not have a material adverse impact on our business, results of operations and financial condition.

LEGAL PROCEEDINGS AND COMPLIANCE

Legal Proceedings

We have been and may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including matters relating to copyright infringement, commercial disputes and competition. As of March 31, 2022, there were 590 lawsuits pending in connection with alleged copyright infringement on our platform against us or our affiliates with an aggregate amount of damages sought of approximately RMB72.9 million (US$11.5 million). We are currently not a party to, and we are not aware of any threat of, any such legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow or results of operations. See “Risk Factors — Risks Related to Our Business and Industry — Pending or future litigation or regulatory proceedings could have a material and adverse impact on our reputation, business, financial condition and results of operations.”

On December 6, 2018, we became aware of an arbitration (the “Arbitration”) filed by an individual named Mr. Hanwei Guo (the “Claimant”) before the CIETAC. The Arbitration named Mr. Guomin Xie, who previously served as our Co-President and Director and resigned from such positions due to personal reasons in June 2019, CMC, and certain affiliates of CMC as respondents (the “Respondents”). In 2012, Mr. Xie co-founded CMC and the Claimant became an investor in CMC’s business by acquiring stakes in entities including CMC, Ocean Interactive (Beijing) Technology Co., Ltd. (“Ocean Technology”) and Ocean Interactive (Beijing) Culture Co., Ltd. (“Ocean Culture”). CMC was acquired by Tencent in 2016 and subsequently was renamed Tencent Music Entertainment Group. As a result, Ocean Culture and Ocean Technology also became our PRC consolidated entities. The Claimant alleged that Mr. Xie defrauded and threatened him into signing a series of agreements in late 2013 to relinquish his investment interests in multiple entities, including CMC, Ocean Culture and Ocean Technology (together, the “Ocean Music Entities”), and transferring his equity interests in the Ocean Music Entities to Mr. Xie, CMC and certain other Respondents at below-market value. The Claimant seeks an award from CIETAC ruling, among other things, that (i) such agreements, pursuant to which the Claimant allegedly transferred his interests in the Ocean Music Entities to Mr. Xie, CMC and other Respondents, be declared invalid; (ii) Mr. Xie, CMC and other applicable Respondents return to the Claimant all of his initial equity interests in the Ocean Music Entities; and (iii) Mr. Xie pays damages in the amount of RMB100 million (US$15.8 million). In addition, on December 5, 2018, the Claimant filed an Application and Petition for an Order to Take Discovery for Use in a Foreign Proceeding Pursuant to 28 U.S.C. § 1782 (the “Discovery Petition”) in the U.S. District Court of the Southern District of New York (the “District Court”), whereby he seeks permission to serve subpoenas for production of documents on Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley & Co. LLC, each of which is an underwriter in our initial public offering (the “IPO Underwriters”), for use in the Arbitration. We and the IPO Underwriters opposed the Claimant’s Discovery Petition by filing Oppositions in the District Court on December 21, 2018. On February 25, 2019, the Discovery Petition was denied by the District Court. On March 27, 2019, the Claimant filed a notice of appeal with the United States Court of Appeals for the Second Circuit regarding the denial of the Discovery Petition. On July 8, 2020, the U.S. Court of Appeals for the Second Circuit affirmed the district court’s denial of the Claimant’s petition. Such affirmation is final and conclusive. In March 2021, the Claimant amended his claims in the Arbitration so that, among other things, to the extent that the Claimant’s equity interests in the Ocean Music Entities cannot be returned to the Claimant as a result of the merger of CMC’s operations and Tencent’s former music businesses, each of Mr. Xie and we shall pay the Claimant damages in an amount equal to the fair market value of 4% of our share capital as of the date of enforcement of the final arbitration decision, minus the amount the Claimant has already received, plus accrued interests. In April 2021, CIETAC entered an award for the Arbitration. The award dismissed substantially all of the Claimant’s claims, including those against CMC, except that Mr. Xie shall pay damages in an amount of RMB661 million (US$104.3 million) to the Claimant. Mr. Xie subsequently applied in court to set aside the CIETAC’s award, and the court case has been filed. As of the Latest Practicable Date, no court hearing on merits had been held in relation to this case. See also “Item 3. Key Information—3.D. Risk Factors — Risks Related to Our Business and Industry — We, certain of our consolidated entities in the PRC and Mr. Guomin Xie, our former Co-President and Director, were named as respondents in an arbitration proceeding in the PRC” in our 2021 Form 20-F.

From time to time, we may be involved in legal proceedings in the ordinary course of our business. In September 2019 and October 2019, respectively, the Company and certain of its current and former directors and officers were named as defendants in two putative securities class actions filed in the U.S. District Court for the Eastern District of New York (the “Federal Court Action”) and the Supreme Court of the State of New York, County of New York (the “State Court Action”). Amended complaints in both actions were filed in February 2020, at which time Tencent, based on its status as our controlling shareholder, was named as a defendant in the Federal Court Action, and the IPO Underwriters were added as defendants in both actions. Both actions, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, assert violations of Sections 11 and 15 of the Securities Act of 1933, alleging that the registration statement dated December 12, 2018 in connection with our U.S. initial public offering (the “IPO Registration Statement”) contained actionable misstatements or omissions about an alleged anti-competition investigation conducted by the PRC regulatory authorities related to our then existing exclusive music licensing agreements. In the Federal Court Action, the plaintiffs also assert violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934 on the basis of the same allegations concerning the IPO Registration Statement, as well as allegations that our annual report dated April 19, 2019 on Form 20-F also contained actionable misstatements or omissions about the same alleged investigation. On April 14, 2020, the Company served a motion to dismiss the Federal Court Action, which was fully briefed and submitted to the court on May 15, 2020. On May 8, 2020, the Company filed a motion to dismiss, or in the alternative, stay, the State Court Action. By order dated August 21, 2020, the State Court Action was stayed in all respects, pending resolution of the motion to dismiss the Federal Court Action. On March 31, 2021, the Company’s motion to dismiss the Federal Court Action was granted by the U.S. District Court for the Eastern District of New York. On April 29, 2021, the plaintiffs in the Federal Court Action filed a motion for leave to file a second amended complaint, which was granted on December 27, 2021. A second amended complaint was filed in the Federal Court Action on January 10, 2022. On February 18, 2022, the Company served a motion to dismiss the second amended complaint filed in the Federal Court Action, which was fully briefed and submitted to the court on March 11, 2022. We believe that these actions are without merits because (i) the Federal Court Action had already been dismissed in its entirety by the federal court on March 31, 2021; and (ii) the second amended complaint filed by the plaintiffs on January 10, 2022 fails to materially alter the nature of the allegations. Because these actions remain in their preliminary stages, we cannot predict their timing, outcome or consequences. Additionally, since the plaintiffs have not enumerated the total damages sought, we are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. We intend to defend the actions vigorously. To our best knowledge, we reasonably believe that the Directors are not implicated of any misconduct or wrongdoing in respect of any of these class actions and no adverse bearing on their character, experience, integrity and ability to discharge their duties as directors, including fiduciary duties and duties to exercise skill, care and diligence to a standard that commensurate with their position as directors of a listed company in Hong Kong. Based on the foregoing, we do not expect these class actions to have a material adverse impact on our business operation, and we are of the view that these class actions do not reflect negatively on the Directors’ suitability under Rules 3.08 and 3.09 of the Listing Rules. For risks and uncertainties relating to the pending cases against us, see “Item 3. Key Information—3.D. Risk Factors — Risks Related to Our Business and Industry — We and certain of our Directors and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation” in our 2021 Form 20-F.

Regulatory Compliance

In July 2021, the SAMR issued an Administrative Penalty Decision to Tencent regarding its acquisition of CMC in 2016. Pursuant to the decision, we shall implement a rectification plan to, among other things, terminate exclusive music copyright licensing arrangements within 30 days from the date of the decision. We shall also discontinue any arrangement where we offer high advance licensing payment to and seek preferential licensing terms from copyright owners without reasonable grounds. To comply with such decision, Tencent and we have terminated exclusivity arrangements with upstream copyright holders subject to certain limited exceptions as permitted in the decision, and we will pursue non-exclusive collaborations with upstream copyright holders in accordance with the requirements in the decision. We had terminated the exclusivity with upstream copyright holders and ceased to enter into any new arrangements where we offer high advance licensing payments to and/or seek preferential licensing terms that may be deemed incompliant by the SAMR, from copyright holders pursuant to the Administrative Penalty Decision by late August 2021. We were not required to compensate the upstream copyright owners and did not make impairment to the relevant copyrights as a result of the termination of exclusive music copyright licensing arrangements pursuant to the Administrative Penalty Decision.

Save as disclosed above and in the section headed “Risk Factors,” we were in compliance with the applicable laws and regulations currently in effect in all material aspects during the Track Record Period and up to the Latest Practicable Date.

LICENSES, PERMITS AND REGULATORY APPROVALS

The following table sets out a list of material licenses and permits held by our Major Subsidiaries as of the Latest Practicable Date:

License/Permit	Holder	Expiration Date

Value-Added Telecommunication Business Operation License (business type: online data processing and transaction processing business (business e-commerce only), excluding internet financial services categorized as online lending information intermediaries; information services (internet information services only), including culture and audio-video program, excluding information search and inquiry services and instant information interaction services)

	Guangzhou Kugou	May 26, 2026

License/Permit	Holder	Expiration Date

Value-Added Telecommunication Business Operation License (business type: domestic VSAT communication business (nationwide); domestic fixed-network data transmission business (Beijing, Zhejiang and Guangdong); network hosting business (Beijing, Zhejiang and Guangdong); internet data center business (Beijing, Ningbo and Guangzhou); content distribution network business (Beijing, Zhejiang and Guangdong); domestic internet protocol virtual private network business (Beijing, Zhejiang and Guangdong); internet access services (Beijing, Zhejiang and Guangdong); information services, excluding internet information services (nationwide))

	Guangzhou Kugou	September 27, 2023

AVSP	Guangzhou Kugou	February 20, 2025

ICO License	Guangzhou Kugou	May 28, 2025

License for Production and Operation of Radio and TV Programs	Guangzhou Kugou	March 31, 2023

Commercial Performance License	Guangzhou Kugou	September 30, 2022

Publication Business Permit	Guangzhou Kugou	March 31, 2026

Value-Added Telecommunication Business Operation License (business type: information services (internet information services only), excluding information search and inquiry services and instant information interaction services)

	Beijing Kuwo	March 5, 2026

Value-Added Telecommunication Business Operation License (business type: information services, excluding internet information services (nationwide))	Beijing Kuwo	July 23, 2024

AVSP	Beijing Kuwo	January 29, 2025

ICO License	Beijing Kuwo	June 27, 2024

License for Production and Operation of Radio and TV Programs	Beijing Kuwo	June 30, 2023

Commercial Performance License	Beijing Kuwo	December 25, 2022

Publication Business Permit	Beijing Kuwo	April 30, 2028

ICO License	Tencent Music Shenzhen	July 16, 2024

Commercial Performance License	Tencent Music Shenzhen	June 26, 2023

Publication Business Permit	Tencent Music Shenzhen	May 31, 2026

License/Permit	Holder	Expiration Date

Value-Added Telecommunication Business Operation License (business type: information services (internet information services only), including culture, excluding information search and inquiry services, information community services, instant information interaction services and information protection and processing services)

	Shenzhen Lanren	September 17, 2024

ICO License	Shenzhen Lanren	September 5, 2023

Value-Added Telecommunication Business Operation License (business type: information services (internet information services only), including culture, excluding information search and inquiry services, information community services, instant information interaction services and information protection and processing services)

	Shenzhen Lanren	September 17, 2024

ICO License	Shenzhen Lanren	September 5, 2023

License for Production and Operation of Radio and TV Programs	Shenzhen Lanren	June 1, 2023

Publication Business Permit	Shenzhen Lanren	May 31, 2026

Certificate for the Pilot Institution of Online Audio and Video Industry in Guangdong	Shenzhen Lanren	N/A

Non-compliance regarding Licenses and Permits

The following table sets forth details of certain of our non-compliance regarding licenses and permits as of the Latest Practicable Date:

License/Permit	Relevant Entity	Description	Potential Penalty	Status as of the Latest Practicable Date and PRC Legal Opinion
ICP License	Tencent Music Shenzhen	As of the Latest Practicable Date, Tencent Music Shenzhen operates QQ Music and WeSing using sub-domains of www.qq.com owned by an entity controlled by our parent, Tencent who holds a valid ICP License. However, Tencent Music Shenzhen does not hold a valid ICP License.	The competent authority may order us to rectify, and if there is illegal income, confiscate such illegal income and impose a fine of not less than three times but not more than five times the illegal income; if there is no illegal income, or if the illegal income is less than RMB50,000, impose a fine of not less than RMB100,000 but not more than RMB1 million. If the circumstances are found to be severe, we may be ordered to suspend our operation and rectify such noncompliance.	On May 27, 2022, our PRC Legal Adviser consulted with Shenzhen Communication Administration, which, as advised by our PRC Legal Adviser, is the competent authority for regulating value-added telecommunications business conducted by Tencent Music Shenzhen. Based on such consultation, if the owner of a domain name maintains a valid ICP License, the affiliated operator of any sub-domain is not required to separately obtain an ICP License and will not be penalized for not having such license. Our PRC Legal Adviser is of the view that the risk that Tencent Music Shenzhen is penalized for not having an ICP License is low, on the grounds that (i) QQ Music and WeSing are operated as sub-domains of www.qq.com for which a valid ICP License has already been obtained; and (ii) Tencent Music Shenzhen has not historically been subject to any legal or regulatory penalties for its failure to obtain an ICP License.

License/Permit	Relevant Entity	Description	Potential Penalty	Status as of the Latest Practicable Date and PRC Legal Opinion
AVSP	Tencent Music Shenzhen	As of the Latest Practicable Date, Tencent Music Shenzhen operates its QQ Music and WeSing platforms as sub-domains of the domain name www.qq.com owned by an entity controlled by our parent, Tencent under a valid AVSP for www.qq.com. However, Tencent Music Shenzhen does not hold a valid AVSP.	We may be subject to warning, order to rectify and a fine of no more than RMB30,000; if the circumstances are found to be severe, the competent authority may order a ban, confiscate the equipment used in such regulatory noncompliance and impose a fine of between one and two times of total investment in the undertaking.	As of the Latest Practicable Date, Tencent Music Shenzhen had not been subject to any legal or regulatory penalties for its failure to obtain an AVSP under its own name. Even if Tencent Music Shenzhen is required to obtain an AVSP, it is not eligible to do so because current PRC laws and regulations require an applicant for an AVSP to be a wholly state-owned or state-controlled entity. On May 27, 2022, our PRC Legal Adviser consulted the Radio and Television Administration of Guangdong Province, which, as advised by our PRC Legal Adviser, is the competent authority for regulating our audio-video program services business in Guangdong. Based on such consultation, if the owner of a domain name holds an AVSP, the affiliated operator of other platforms is permitted to operate audio-video program services business by using the sub-domains of the foregoing domain name. Our PRC Legal Adviser is of the view that the risk that Tencent Music Shenzhen is penalized for not having an AVSP is low, on the grounds that (i) QQ Music and WeSing are operated as sub-domains of www.qq.com for which a valid AVSP has already been obtained; (ii) applications to register QQ Music and WeSing in the “Information Management System for National Online Audio Video Platforms” (全國網絡視聽平臺信息管理系統) had been submitted and remained pending as of the Latest Practicable Date; and (iii) Tencent Music Shenzhen has not historically been subject to any legal or regulatory penalties for its failure to obtain an AVSP under its own name.

License/Permit	Relevant Entity	Description	Potential Penalty	Status as of the Latest Practicable Date and PRC Legal Opinion
AVSP	Shenzhen Lanren	Shenzhen Lanren may be required to obtain an AVSP for releasing audio works.	We may be subject to warning, order to rectify and a fine of no more than RMB30,000; if the circumstances are found to be severe, the competent authority may order a ban, confiscate the equipment used in such regulatory noncompliance and impose a fine of between one and two times and amount of total investment in the undertaking.	As of the Latest Practicable Date, Shenzhen Lanren has been listed as the pilot institution of online audio and video industry in Guangdong by Radio and Television Administration of Guangdong Province in September 2020 and has obtained the consent letter from the NRTA. Shenzhen Lanren has historically completed its record-filing in the “Information Management System for National Online Audio Video Platforms,” (全國網絡視聽平臺信息管理系統) or the Online Audio-Video System, for the provision of audio-video program services. Subsequently, the name of the platform has been changed and Shenzhen Lanren re-submitted the record-filing application on July 13, 2022, along with another application for a platform providing certain simplified content in the Online Audio-Video System. As of the Latest Practicable Date, Shenzhen Lanren had not been subject to any legal or regulatory penalties for the lack of the AVSP. On September 1, 2022, our PRC Legal Adviser consulted the Radio and Television Administration of Guangdong Province. Based on such consultation, for an entity which has been listed as the pilot institution of online audio and video industry in Guangdong, obtained the consent letter from the NRTA and has historically completed the record-filing in the Online Audio-Video System, where it has changed the name of the platform and re-submitted the record-filing application, along with another application for a platform providing certain simplified content in the Online Audio-Video System, such entity will be allowed to provide audio-video program services and its provision of the audio-video program services will not be considered as a violation of the applicable laws and regulations. Based on the foregoing consultation and the fact that Shenzhen Lanren has not historically been subject to any legal or regulatory penalties for its failure to obtain an AVSP, our PRC Legal Adviser is of the view that the risk that Shenzhen Lanren is penalized for carrying out its business without an AVSP is low.

License/Permit	Relevant Entity	Description	Potential Penalty	Status as of the Latest Practicable Date and PRC Legal Opinion
Online Publishing Service Permit	Tencent Music Shenzhen, Guangzhou Kugou, Beijing Kuwo and Shenzhen Lanren	Tencent Music Shenzhen, Guangzhou Kugou, Beijing Kuwo and Shenzhen Lanren may be required to obtain an Online Publishing Service Permit for releasing music or audio works via the internet.	The competent authority may order a ban and the shutdown of website; we may be required to delete all the relevant internet publications and all illegal income and major equipment and specialized tools used in illegal publishing activities may be confiscated. Where the illegal income is more than RMB10,000, a fine of more than 5 times but less than 10 times of such illegal income shall be imposed. Where the illegal income is less than RMB10,000, a fine of less than RMB50,000 may be imposed. Where others’ legal rights and interests are infringed, civil liability shall be pursued according to the law.	Based on the consultation conducted by our PRC Legal Adviser with the Press and Publication Administration of Guangdong Province as the competent authority, such authority confirmed that it had not issued an Online Publishing Service Permit to any company in the online music and audio industries during the past three years. These entities intend to apply for an Online Publishing Service Permit when they become eligible to do so under applicable PRC laws and regulations. As of the Latest Practicable Date, none of these entities had been subject to any legal or regulatory penalties for their failure to obtain an Online Publishing Service Permit. Our PRC Legal Adviser is of the view that the risk that these entities are penalized for not having an Online Publishing Service Permit is low, on the grounds that: (i) their failure to obtain an Online Publishing Service Permit is due to eligibility issues as described above; and (ii) these entities have historically not been subject to any legal or regulatory penalties for its failure to obtain an Online Publishing Service Permit.

License/Permit	Relevant Entity	Description	Potential Penalty	Status as of the Latest Practicable Date and PRC Legal Opinion
ICO License	Tencent Music Shenzhen	As of the Latest Practicable Date, Tencent Music Shenzhen holds an ICO License for conducting commercial internet cultural activities. However, the domain names registered on such ICO License are not the domain names used by QQ Music and WeSing, which are operated by Tencent Music Shenzhen as sub-domains of www.qq.com, a domain name owned by an entity controlled by our parent, Tencent, who maintains a valid ICO License under its own name.	We may be subject to an order to change the domain name registered on the ICO license, confiscation of illegal gains and a fine of more than RMB10,000 but not more than RMB30,000; if the circumstances are severe, we may be subject to an order to suspend the business for rectification or even a revocation of the ICO License. If such non-compliance is deemed an engagement in commercial internet activities without approval, we may be ordered to cease our commercial internet cultural activities, and subject to a warning and a fine of less than RMB30,000. Tencent Music Shenzhen may be listed in the cultural market blacklist if it refuses to cease its commercial internet cultural activities after being ordered to do so.	As of the Latest Practicable Date, Tencent Music Shenzhen had not been subject to any legal or regulatory penalties for its failure to maintain an ICO License for the domain names used by QQ Music and WeSing. Our PRC Legal Advisor is of the view that the risk we are penalized for not having an ICO License for the domain names used by QQ Music and WeSing is low, on the grounds that (i) Tencent Music Shenzhen had not historically been subject to any such penalties; (ii) Tencent Music Shenzhen already maintains a valid ICO License under its own name; and (iii) the domain names used by QQ Music and WeSing are sub-domains of www.qq.com for which a valid ICO License has been obtained.

Save as disclosed above, as advised by our PRC Legal Adviser, during the Track Record Period and up to the Latest Practicable Date, we had obtained all requisite licenses, permits and approvals from relevant regulatory authorities that are material to our operations in China, and that as of the Latest Practicable Date, these licenses, permits and approvals remained valid and in effect to the extent required for our main business operations and that no material legal impediment to the renewal of such material license, permits and approvals existed.

RISK MANAGEMENT AND INTERNAL CONTROL

We have devoted ourselves to establishing and maintaining risk management and internal control systems consisting of policies and procedures that we consider to be appropriate for our business operations, and we are dedicated to continuously improving these systems. We continuously review the implementation of our risk management and internal control policies and procedures to enhance their effectiveness and sufficiency. Our risk management and internal control policies and procedures cover various aspects of our business operations, such as data and information system risk management, human resources risk management, financial reporting risk management, regulatory compliance and legal risk management, and investment risk management.

Data and Information System Risk Management

Sufficient maintenance, storage and protection of user data and other related information is critical to our business. We pay close attention to risk management relating to our information system as sufficient maintenance, storage and protection of user data and other related information is critical to our success. We have designed and adopted strict internal procedures to ensure that our data is protected and that leakage and loss of such data are avoided. See “— Technology and Data Capabilities — Data Security and Privacy” for more information on our efforts in protecting data security and privacy.

Human Resources Risk Management

We have established internal control policies covering various aspects of human resource management such as recruiting, training, work ethic and legal compliance. We are committed to upholding the values of honesty, integrity and fairness, and we are dedicated to effectively and proactively managing all business ethics risks, including monitoring and preventing corruption, bribery, or any other fraudulent activities, to ensure that our operations comply with our business ethics standards. We have in place a code of conduct which is distributed to all our employees. The code of conduct contains internal rules and guidelines regarding work ethics, fraud prevention mechanisms, negligence and corruption. We provide employees with regular training, as well as resources to explain the guidelines contained in the code of conduct. We also provide regular and specialized training tailored to the needs of our employees in different departments, through which we enable our employees to better comply with applicable laws and regulations in the course of conducting business.

Financial Reporting Risk Management

We have adopted comprehensive accounting policies in connection with our financial reporting risk management. We have established strict internal reimbursement and financial activities reporting policies. In particular, our financial department has implemented special inspection and verification procedures on invoices, bills, notes and other financial instruments, checking the legitimacy of the original instruments we receive and use. Our finance department also checks whether the amount and time provided on the face of the instrument match the relevant contracts. In addition, we provide regular training to our finance department staff to ensure that they understand our financial management and accounting policies and implement them in our daily operations.

Regulatory Compliance and Legal Risk Management

Compliance risk refers to the risk of being subject to legal and regulatory sanctions, and the risk of major financial and reputational losses as a result of our failure to comply with relevant laws, regulations, rules and guidelines. Meanwhile, legal risk refers to the risk of legal liability arising from violations of laws and regulations, breaches of contracts, infringements on the legal rights of others or otherwise in connection with any contract or business activity in which we are involved.

In order to manage our compliance and legal risk exposures effectively, we have designed and adopted strict and comprehensive internal rules and procedures to ensure the compliance of our business operations with the relevant rules and regulations. Our legal department is responsible for reviewing and approving contracts, monitoring updates to and changes in laws and regulations applicable to our business and operations, and providing training on relevant laws, regulations, rules and guidelines tailored to our employees in business department, to ensure the ongoing compliance of our operations with relevant law. In addition, we have formed a dedicated antitrust compliance department to establish our group-wide competition compliance policies and programs, make sure our commercial behaviors are compliant with antitrust laws, and communicate with regulatory authorities, among other responsibilities.

Intellectual Property Risk Management

We implement strict internal rules and procedures to ensure our compliance with applicable rules and regulations relating to protection of our intellectual property rights and minimize risk of copyright infringement and related commercial and competition disputes. Specifically, we have in place internal processes to ensure that our in-house legal teams review, in some cases in consultation with outside legal counsel, our products and services, including upgrades to existing offerings, for compliance with these laws and regulations before they are made available to our users. As part of the review, we seek to minimize risk of infringement of third-party intellectual property rights and potential disputes by performing necessary intellectual property rights searches and analysis. We also periodically monitor published trademarks and patents to identify potential risks of infringement. Our legal teams also assist our product teams in ensuring that all necessary applications or filings for trademark, copyright and patent registrations are timely made to the competent authorities and seeking to upgrade our product feature to minimize the risks of potential copyright infringement arising from users’ acts.

Our in-house legal teams are also responsible for reviewing and updating the terms in the form of contracts we enter into with our customers and suppliers, including those relating to the protection of intellectual property rights. They also constantly monitor updates and changes in laws and regulations in the PRC or other jurisdictions relating to intellectual property to ensure our ongoing compliance with these laws and regulations.

We take various other measures to ensure content offered on our platform does not infringe upon copyrights of third parties and actively enforce our rights against third-party platforms that infringe upon our content rights, using a combination of human and machine monitoring to detect unauthorized use of copyrighted content on other platforms. For example, we have designated personnel in place who are responsible for constantly monitoring the licensing status of the songs and other content available on our platforms. Leveraging both of our AI-driven and manual screening and review systems, we also implement “notice and take-down” policies in order to be eligible for the safe harbor exemption for user-generated content as permitted under applicable PRC copyright laws and regulations. For details, see “— Intellectual Property.”

As disclosed above, we believe we have established extensive internal control measures in relation to intellectual property rights risk management. Additionally, throughout the Track Record Period, we have not been subject to intellectual property right infringement claims made by third parties that individually or in the aggregate have had a material adverse effect on us. Based on the foregoing, we consider such internal control measures to be reasonable and effective.

Board Oversight

Our Board of Directors is responsible and has the general power to supervise the operations of our business, and is in charge of managing the overall risks of the Company. It is responsible for considering, reviewing and approving any significant business decision involving material risk exposures. Our Board of Directors will monitor the ongoing implementation of our risk management policies and corporate governance measures. Our Audit Committee consists of Mr. Adrian Yau Kee Mak and Ms. Edith Manling Ngan, and one non-voting observer, namely Mr. Matthew Yun Ming Cheng, and is chaired by Mr. Adrian Yau Kee Mak (being our independent non-executive director with the appropriate professional qualifications). For the professional qualifications and experiences of the members of our Audit Committee, see the section headed “Directors and Senior Management” in the Listing Document.

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022, and as of December 31, 2019, 2020 and 2021 and March 31, 2021 and 2022, including certain supplemental and updated disclosures made in connection with the Listing.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in the Accountant’s Report of our Company, the text of which is set out in “Consolidated Financial Statements.” Our consolidated financial information has been prepared in accordance with IFRS, which may differ in material aspects from generally accepted accounting principles in other jurisdictions.

The following discussion and analysis contain forward-looking statements that reflect our current views with respect to future events and financial performance. These statements are based on our assumptions and analysis in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual outcomes and developments will meet our expectations and predictions depends on a number of risks and uncertainties, many of which we cannot control or foresee. In evaluating our business, you should carefully consider all of the information provided in this Exhibit 99.1 to the 6-K, including the sections headed “Risk Factors” and “Business,” and elsewhere in the Listing Document.

Unless the context otherwise requires, our fiscal year ends on December 31 and references to fiscal years 2019, 2020 and 2021 are to the fiscal years ended December 31, 2019, 2020 and 2021, respectively. Unless the context otherwise requires, financial information in this section is described on a consolidated basis.

OVERVIEW

We offer an all-in-one entertainment experience for people to discover, listen, sing, watch, perform and socialize around music. To bring a more diversified experience to our users, we have also expanded our platform to offer long-form audio services. We believe music and audio content can deliver experiences that are visual, immersive, interactive, socially engaging and fun.

Today, we are the largest online music entertainment platform in China in terms of MAU, according to iResearch, with 604 million online music mobile MAUs and 162 million social entertainment mobile MAUs in the first quarter of 2022. We also had China’s largest music content library as of March 31, 2022 in terms of number of tracks, according to iResearch.

Our revenues increased from RMB25.4 billion in 2019 to RMB29.2 billion in 2020, and further to RMB31.2 billion in 2021, and we recorded revenues of RMB6.6 billion (US$1.0 billion) in the first quarter of 2022. We achieved a net profit of RMB4.0 billion in 2019, RMB4.2 billion in 2020, RMB3.2 billion in 2021 and RMB0.6 billion (US$0.1 billion) in the first quarter of 2022.

MAJOR FACTORS AFFECTING OUR RESULTS OF OPERATIONS

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors affecting China’s online music and audio entertainment industry, which include:

•	our growth strategies;

•	our future business development, financial condition and results of operations;

•	our ability to retain, grow and engage our user base and expand our content and experience offerings;

•	the evolving regulatory environment;

•	our ability to retain key personnel and attract new talent;

•	competition in China’s online music and audio entertainment industry;

•	general economic, political, demographic and business conditions in China and globally; and

•	changes in global economy including any adverse impacts of the COVID-19 outbreak.

Unfavorable changes in any of these general conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

Specific Factors Affecting Our Results of Operations

Our ability to maintain our user base and further increase their engagement level

We generate revenues primarily through the sales of memberships and virtual gifts. Therefore, our ability to generate revenues is affected by the number of our users and the levels of their engagement. Our ability to continue to maintain our user base and increase user engagement is driven by various factors, including our ability to increase the breadth and attractiveness of our content offerings, provide smart content recommendations, deliver a differentiated user experience; encourage users to use multiple services across our platform, improve the social interaction features of our platform, and enhance our brand reputation.

We adopt a holistic approach to operating our online music services and social entertainment services to foster the collaboration between them. We leverage our strong product functions and content recommendation and technology capabilities to further enhance product integration between these two services. For example, users can directly access the singing page of a song on our social entertainment apps from the listening page of the song on our online music apps. We also provide real-time recommendations of live streaming content based on what music our users are listening to on our online music apps.

The following table sets forth details of our mobile MAUs for the periods indicated. These figures have not been adjusted to eliminate duplicate access of different products and services by the same user, if any, during any given period.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020	2021	2021	2022
			(in millions)
Online music mobile MAUs	653	644	622	615	604
Social entertainment mobile MAUs	240	240	203	224	162

For online music services, we experienced a gradual decrease in our already-massive base of mobile MAUs during the Track Record Period, primarily due to churn of our users. As advised by iResearch, it is normal that once an online platform reaches a substantial scale, some users could from time to time be drawn to other forms, content and services of online music and entertainment as a result of increasingly intensified competition from other platforms. Our historical loss of mobile MAUs was mainly due to increasing competition within the online music and entertainment industry as users may be constantly looking for new content, product formats and diversified user experiences. In addition to evolving competition dynamics among platforms, the churn of users on a scaled platform is a common industry phenomenon faced by all key players in China’s online music market, including us and our peers, according to iResearch. Nevertheless, we continued to strengthen the engagement of our core user base by enhancing original content production capabilities, expanding and diversifying music catalog, and launching innovative product features. Leveraging our high-quality content offerings and services, we believe we will continue to benefit from our expanded sales channels and paying user loyalty. Additionally, we strategically seek to focus on driving the paying ratios and monetization efficiencies of our online music services to maximize the monetization potential of our already-massive base of mobile MAUs.

For our social entertainment business, we experienced a decrease in our social entertainment mobile MAUs during the Track Record Period, primarily due to increased market competition and weakened macroeconomic environment that has negatively impacted our users’ consumption on our platform. China’s music-centric social entertainment services market in which we operate is rapidly evolving with increasingly intensified competition. In recent years, China’s music-centric social entertainment services market has been characterized by changing user needs and preferences, increasing competition, and heightened regulations. In particular, we are facing increased competition from not only other online music platforms but also providers of new content formats, such as audio and short-form videos, which has and is expected to continue to, put pressure on our short-term growth in terms of the overall user base and monetization of our social entertainment services. The increased competition has also driven music-centric social entertainment platforms like us to devote more resources to diversifying content offerings and exploring new monetization strategies in order to meet changing user preferences and remain competitive. For further details, see “Industry Overview — China Music-Centric Social Entertainment Services Market Overview — Competitive Landscape,” and “Industry Overview — China Music-Centric Social Entertainment Services Market Overview — Emerging Trends, Challenges & Opportunities in China’s Music-Centric Social Entertainment Services Market.” To drive user engagement in the long term, we are seeking to further improve our competitiveness through continuous product innovations and a variety of new initiatives such as audio live streaming and virtual interactive product offerings.

Certain factors may cause the actual results to be materially different from our expectations. See “Item 3. Key Information—3.D. Risk Factors — Risks Relating to Our Business and Industry — If we fail to anticipate user preferences to provide content catering to user demands, our ability to attract and retain users may be materially and adversely affected” in our 2021 Form 20-F.

Our ability to increase paying ratio and strengthen our monetization capability

Our results of operations depend on our ability to convert our vast user base into paying users and drive their spending on our platforms.

The table below sets forth the number of paying users, paying ratio and monthly ARPPU for our online music services and social entertainment services for the periods indicated. These figures have not been adjusted to eliminate duplicate access of different products and services by the same user, if any, during any given period.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020	2021	2021	2022
Paying users(1) (in millions)
Online music services	33.7	49.4	68.6	60.9	80.2
Social entertainment services	11.6	11.7	10.3	11.3	8.3
Paying ratio(1)
Online music services	5.2%	7.7%	11.0%	9.9%	13.3%
Social entertainment services	4.8%	4.9%	5.1%	5.0%	5.1%
Monthly ARPPU(1) (RMB)
Online music services(2)	8.8	9.4	8.9	9.3	8.3
Social entertainment services(3)	131.3	141.1	160.0	149.7	161.8

Notes:

(1)	For definitions, see “Glossary of Technical Terms.”
(2)

The revenues used to calculate the monthly ARPPU of online music services include revenue from subscriptions only. The revenue from subscriptions for the periods indicated was RMB3,563 million, RMB5,560 million, RMB7,333 million, RMB1,692 million and RMB1,993 million (US$314 million), respectively.

(3)

The revenues used to calculate the monthly ARPPU of social entertainment services include revenue from social entertainment and others, including advertising services provided on our social entertainment platforms.

Over the years, as we continued to improve the content library, product features and user experience of our online music services continued to scale, we have been able to continuously grow our paying ratios and revenues for our online music services, thereby creating long-term value for our content partners and China’s music industry as a whole. Meanwhile, we also continued to develop our social entertainment services which currently still generate a majority portion of our total revenues. This is because users in China historically had a relatively lower willingness to pay for online music services as compared with more developed markets, and therefore we, in the past, mainly focused on providing attractive music content and functionalities for our online music services, with a view towards gradually cultivating users’ habits and willingness to pay in the long term. Compared to online music services, our social entertainment services provide more opportunities for user interactions and thus lead to more paid consumption scenarios that allow users to pay (e.g., through purchasing and sending virtual gifts). This resulted in social entertainment services accounting for a majority portion of our total revenues during the Track Record Period. In the foreseeable future, we will continue to drive the paying user conversion and revenues of our online music services as the more important contributor to the overall monetization of our platform. In the meantime, we will also endeavor to maintain the competitiveness of our social entertainment services to improve our overall financial performance going forward.

Our ability to continue to monetize our user base is affected by a number of factors, such as our ability to enhance user engagement, our ability to cultivate users’ willingness to pay for online music services and social entertainment services, as well as our ability to integrate more monetization models including, for example, the pay-for-streaming model and advertising services, into the overall user experience on our platform. See “Business — How We Generate Revenues — Online Music Services” for more information of the pay-for-streaming model. Monetization of our user base is also affected by our ability to optimize our pricing strategy and fee models. We also seek to explore new monetization opportunities by leveraging our comprehensive content offerings, vast user base and strong relationships with music labels and other content providers. Our ability to monetize may also be affected by macroeconomic factors affecting China’s economy in general and its online music and audio entertainment industry in particular. See “Item 3. Key Information—3.D. Risk Factors — Risks Related to Doing Business in China — We face risks related to accidents, disasters and public health challenges in China and globally” in our 2021 Form 20-F.

Our ability to continue to deliver diverse, attractive and relevant content offerings

We believe that users are attracted to our platform and choose to pay for our services primarily because of the diverse and attractive content we offer. Accordingly, we have focused our content strategies on offering a wide range of content catering to users’ tastes and preferences, as well as improving our platform, including our curation and recommendation capabilities.

We currently have the largest library of music content in China across a wide range of content formats, including songs, karaoke songs, live streaming of music performances, recorded video and audio content, as well as reviews and articles. Our continued success largely depends on our ability to stay abreast of users’ evolving needs and preferences and dynamics in the entertainment industry. We seek to identify trend-setting and potentially popular content, which in turn allows us to offer more comprehensive content.

We plan to continue to enrich our content portfolio. For example, we intend to continuously invest in original content production to meet user demands for diverse forms of music entertainment. We will also continue to provide our indie musicians with useful tools and collaborative opportunities to realize their full potential while differentiating our content offerings.

Our ability to enhance returns on our spending on content

Our ability to enhance returns on our spending on content depends on our ability to identify new content and effectively monetize our content while maintaining our commitment to copyright protection.

Our service costs mainly include content-related cost, which mainly comprise: (i) royalties paid to music labels and other content partners for content used to support both our online music services and social entertainment services; and (ii) revenues shared with performers and/or their talent agencies and other content providers which are primarily associated with our social entertainment services. Service costs have historically accounted for the majority of our cost of revenues as we have made substantial investments in building and enriching our portfolio of licensed content and attracting performers to perform on our platform.

Our results of operations and our ability to sustain profitability may also be affected by our obligations to make payments for royalties to the licensors under our license agreements. See “Business — Our Content — Content Sourcing Arrangements” for more information about the pricing structure of our licensed content.

We are committed to protecting music copyright, and our leading role in China’s music copyright protection efforts has made us a preferred partner for major domestic and international music labels and other content partners. This has helped us maintain long-term collaborative relationships with our content partners, which, in turn, enables us to source content on commercially reasonable terms.

We believe that our collaborative relationships with content partners and our diversified monetization models enable us to maintain and enhance returns on content spending without compromising our commitment to copyright protection.

IMPACTS OF THE COVID-19 PANDEMIC

The COVID-19 pandemic has, since its initial outbreak, affected our business and results of operations in different ways but the overall impacts during the Track Record Period had not been material due to the online, digital nature of our business model and the consumption patterns of online music and audio entertainment services.

With respect to its impacts on our financial performance, we experienced a temporary decrease in revenue from social entertainment services and others in the first quarter of 2020 when the COVID-19 pandemic initially peaked in China. This was attributable primarily to the temporary decrease in users’ purchases for online entertainment amid the uncertainty surrounding the COVID-19 outbreak, which was consistent with industry norm. As the COVID-19 situations improved in China after the first quarter of 2020, levels of user activities for social entertainment services and others recovered steadily in the second quarter of 2020, as demonstrated by a year-over-year revenue growth as compared to the same period in 2019.

On the other hand, during the pandemic, people are spending more time online at home, while craving to stay connected with their families and friends. This has created a unique opportunity for our platform to connect people via online music and audio entertainment. For example, users have increasingly used our virtual karaoke room functions to sing, chat, play and socialize with each other. Our virtual live concerts, offering an online-merge-offline music listening experience, have also amassed a wide audience amid the COVID-19 pandemic.

There are no comparable recent events that provide guidance on the effect the COVID-19 outbreak as a global pandemic may have, and, as a result, the ultimate impacts of the pandemic are highly uncertain and subject to changes, even though conditions have been gradually improving. Variations of the COVID-19 virus, including notably the Omicron variant, have caused new outbreaks in China and across the world. For example, the recent resurgence of the Omicron variant in China since the beginning of 2022 resulted in city-wide lockdowns in a number of Chinese cities with heightened prevention measures adopted across China to curb the outbreak. This caused disruptions to varying degrees to normal business activities in China. Our revenues generated from advertising services also experienced a decrease during the first quarter of 2022, primarily due to downturn in market and economic conditions amid the resurgence of the COVID-19 in some major cities in China.

Nevertheless, the latest COVID-19 outbreak in China had not materially adversely affected our business, results of operations or financial condition as of the Latest Practicable Date, on the basis that (i) we mainly operate our business online, which had been less directly impacted by the citywide lockdowns or other heightened prevention measures, (ii) we have taken precautionary measures in line with government guidelines to minimize the risks of the COVID-19 to our employees, and to ease the impact of the COVID-19 on our normal business operations, and (iii) the pandemic situation across China has been gradually improving with major cities resuming normal social and economic activities from recent lockdowns.

The extent to which the COVID-19 pandemic may continue to impact our business will depend on future developments, which are highly uncertain and unpredictable, such as the duration of the pandemic, the effectiveness of travel restrictions and other measures to contain the outbreak and its impact, such as social distancing, quarantines and lockdowns. See also “Item 3. Key Information—3.D. Risk Factors — Risks Related to Doing Business in China — We face risks related to accidents, disasters and public health challenges in China and globally” in our 2021 Form 20-F.

As of June 30, 2022, our cash and cash equivalents were RMB10,044 million (US$1,500 million). Our principal sources of liquidity have been cash generated from our operating activities. We believe this level of liquidity, coupled with our existing cash balance and strong monetization capabilities, is sufficient to allow us to successfully weather adverse changes and economic downturns during an extended period of uncertainty caused by the COVID-19 pandemic.

KEY COMPONENTS OF RESULTS OF OPERATIONS

Revenues

We derive our revenues from (i) online music services; and (ii) social entertainment services and others.

The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2019		2020		2021		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
							(unaudited)		(unaudited)
Revenues
Online music services	7,152	28.1	9,349	32.1	11,467	36.7	2,749	35.1	2,616	413	39.4
Social entertainment services and others	18,282	71.9	19,804	67.9	19,777	63.3	5,075	64.9	4,028	635	60.6

Total revenues	25,434	100.0	29,153	100.0	31,244	100.0	7,824	100.0	6,644	1,048	100.0

Online music services. We generate revenues from our online music services primarily from subscriptions, namely from paid music and audio through sale of subscription packages for a fixed monthly fee. In 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022, revenue from music subscriptions was RMB3,563 million, RMB5,560 million, RMB7,333 million, RMB1,692 million and RMB1,993 million (US$314 million), respectively. In addition, we also generate a smaller portion of online music revenues from: (i) offering display and performance-based advertising solutions on our platform with pricing arrangements based on various factors, including the form and size of the advertisements, level of sponsorship and popularity of the content; (ii) selling digital music singles and albums to users on our platform; (iii) providing various other music and long-form audio-related services, such as providing integrated and technology-driven music solutions to smart device and automobile manufacturers; and (iv) sublicensing music content licensed from content providers to other online music platforms and other third parties.

Social entertainment services and others. We generate our social entertainment and other services revenues through live streaming, online karaoke, sales of music-related merchandise and certain other services. We generate revenues from live streaming and online karaoke services primarily through sales of virtual gifts. Generally, a portion of the revenues is shared with the content creators, including live streaming performers and their agents, based on an agreed-upon percentage. We also generate a small portion of the revenues from offering display and performance-based advertising solutions on our platform and selling premium memberships to our users. We expect that the growth in our revenue from social entertainment services and others will moderate, and such revenue may be subject to downward pressure in the foreseeable future, due to a combination of multiple factors. These factors include increasing competition and changing industry and macro environment. See also “Risk Factors — Risks Relating to Our Business and Industry — Our business operations may be adversely affected by the heightened regulatory oversight and scrutiny on live streaming platforms and performers.” We are working to increase our competitiveness through ongoing product innovations and by building additional verticals in social entertainment such as audio live streaming, international expansion and virtual interactive product offerings.

In addition, we generate a small portion of revenues through the sales of music-related merchandise, including headsets, smart speakers and other hardware products. See “Business — A Unique Online Music Entertainment Experience — Other Music Services.”

Our chief operating decision maker has determined that we have only one reportable segment.

Cost of revenues

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of total cost of revenues, for the periods indicated.

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2019		2020		2021		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
				(in millions, except for percentages)
							(unaudited)		(unaudited)
Cost of revenues
Service costs	14,967	89.3	17,478	88.0	18,992	87.0	4,673	87.2	4,114	649	86.0
Other cost of revenues	1,794	10.7	2,373	12.0	2,848	13.0	685	12.8	670	106	14.0

Total cost of revenues	16,761	100.0	19,851	100.0	21,840	100.0	5,358	100.0	4,784	755	100.0

Our cost of revenues primarily includes service costs, which mainly comprise (i) content costs, which primarily consist of royalties paid to music labels and other content partners and our in-house production costs. Such costs are used to support both our online music services and social entertainment services; (ii) fees paid to content creators pursuant to revenue sharing arrangements associated with our social entertainment services, including live streaming performers, their agencies and other users who perform on our platform; and (iii) content delivery costs relating primarily to server, cloud services and bandwidth costs paid to telecommunications carriers and other related service providers which are used to support both our online music services and social entertainment services.

Other cost of revenues includes employee benefits expenses, advertising agency fees and others. Employee benefit expenses consist primarily of the salaries and other benefits paid to our employees supporting the operations of our platform. Advertising agency fees consist primarily of commissions paid to advertising agencies. Others mainly include fees paid to online payment gateways and costs associated with sales of music-related merchandise.

Our music content is critical to expanding our product offerings, attracting users and driving monetization for our online music services over time. Music content also drives the growth of our social entertainment services. For example, users may engage in online karaoke singing of a track that they discover through listening to music via our online music services. As such, we believe music content helps drive user engagement and monetization opportunities for our social entertainment services.

We expect that our cost of revenues including, in particular, our service costs, will fluctuate in absolute amount in the foreseeable future as it is affected by various factors as discussed above.

Operating expenses

The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of total operating expenses, for the periods indicated.

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2019		2020		2021		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
				(in millions, except for percentages)
							(unaudited)		(unaudited)
Operating expenses
Selling and marketing expenses	2,041	43.0	2,475	44.4	2,678	40.0	672	43.2	330	52	24.6
General and administrative expenses(1)	2,703	57.0	3,101	55.6	4,009	60.0	883	56.8	1,012	160	75.4

Total operating expenses	4,744	100.0	5,576	100.0	6,687	100.0	1,555	100.0	1,342	212	100.0

Note:

(1)

Includes R&D expenses of RMB1,159 million, RMB1,667 million and RMB2,339 million, RMB504 million and RMB596 million (US$94 million) in 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022, respectively.

Selling and marketing expenses. Our selling and marketing expenses consist primarily of (i) branding and user acquisition costs; (ii) salaries and other benefits paid to our sales and marketing personnel; and (iii) amortization of intangible assets resulting from acquisitions. We will continue to manage selling and marketing expenses as we keep on managing external promotion channels’ efficiency and better utilizing internal traffic to attract users and promote our brand.

General and administrative expenses. Our general and administrative expenses consist primarily of (i) R&D expenses, including salaries and other benefits paid to our R&D personnel; (ii) salaries and other benefits paid to our general and administrative personnel; (iii) fees and expenses associated with the legal, accounting and other professional services; and (iv) amortization of intangible assets resulting from acquisitions. We will continue to manage our general and administrative expenses as we continue to improve our operational efficiencies while continuously investing in research and development to expand our competitive advantages in product and technology innovations.

Other gains, net

Our other gains, net primarily include tax rebates, gains and losses from investments and fair value change, and government grants. We recorded other gains of RMB78 million, RMB362 million, RMB553 million, RMB99 million and RMB81 million (US$13 million) in 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022, respectively.

TAXATION

We had income tax expense of RMB563 million, RMB456 million, RMB417 million, RMB127 million and RMB90 million (US$14 million) in 2019, 2020, 2021 and the three months ended March 31, 2021 and 2022, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains in the Cayman Islands. Additionally, upon payment of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Our subsidiaries in Hong Kong, including Tencent Music Entertainment Hong Kong Limited, our wholly-owned subsidiary, are subject to Hong Kong profits tax on their taxable income generated from the operations in Hong Kong at a uniform tax rate of 16.5%. Under the current tax laws of Hong Kong, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. Dividends from Tencent Music Entertainment Hong Kong Limited is not subject to Hong Kong profits tax.

PRC

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, and relevant EIT laws and regulations, foreign invested enterprises and domestic enterprises are subject to a unified EIT rate of 25%, except for available preferential tax treatments, including tax concession for enterprise approved as “High and New Technology Enterprise” (“HNTE”) “Software Enterprise” (“SE”) and “Key Software Enterprise” (“KSE”), and enterprises established in certain special economic development zones. Qualified HNTE is eligible for a preferential EIT rate of 15%, and qualified SE is entitled to an exemption from income tax for the first two years, commencing from the end of the first profitable year, and a reduction of half of EIT rate for the following three years and qualified KSE is eligible for a preferential EIT rate of 10%.

Beijing Kuwo and a subsidiary of the Group, Guangzhou Fanxing Entertainment Information Technology Co., Ltd. (“Fanxing”), have been recognized as HNTE by relevant regulatory authorities and were entitled to preferential EIT rate of 15% for the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022. Guangzhou Kugou has also been recognized as HNTE by the relevant regulatory authorities and was entitled to a preferential EIT rate of 15% for the years ended December 31, 2019 and 2020. For the year ended December 31, 2021 and the three months ended March 31, 2021 and 2022, Guangzhou Kugou was under the unified EIT rate of 25%. Yeelion Online and TME Tech Shenzhen were qualified as SE and have entitled to tax holidays starting from the year ended December 31, 2017 (i.e., their first profitable year in 2017). TME Tech Shenzhen and Yeelion Online were further qualified as KSE and have entitled to a preferential EIT rate of 10% for the year ended December 31, 2019. For the years ended December 31, 2020 and 2021 and the three months ended March 31, 2021, TME Tech Shenzhen and Yeelion Online were entitled to a reduced EIT rate of 12.5%. For the three months ended March 31, 2022, TME Tech Shenzhen and Yeelion Online were both recognized as an HNTE by relevant regulatory authorities and therefore were entitled to a preferential EIT rate of 15%. Yeelion Online Network Technology (Tianjin) Co., Ltd. and Guangzhou Shiyinlian Software Technology Co., Ltd. were qualified as SEs and have been entitled to tax holidays starting from the year ended December 31, 2019 and 2020 (i.e., their first profitable year in 2019), and they were entitled to a reduced EIT rate of 12.5% for the year ended December 31, 2021 and the three months ended March 31, 2021 and 2022.

Furthermore, the Group also has certain subsidiaries subject to other preferential tax treatment for certain reduced tax rates ranging from 2.5% to 10% during the Track Record Period.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Tencent Music Entertainment Hong Kong Limited. Dividends paid by our wholly foreign-owned subsidiaries in China to Tencent Music Entertainment Hong Kong Limited will be subject to a withholding tax rate of 10%, unless Tencent Music Entertainment Hong Kong Limited satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If Tencent Music Entertainment Hong Kong Limited satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to Tencent Music Entertainment Hong Kong Limited would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “ Item 3. Key Information — 3.D.Risk Factors — Risks Related to Doing Business in China — We may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment” in our 2021 Form 20-F.

RESULTS OF OPERATIONS

The following table summarizes our consolidated results of operations and as percentages of total revenues for the periods presented.

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2019		2020		2021		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
			(in millions, except for percentages)
							(unaudited)		(unaudited)
Revenues
Online music services	7,152	28.1	9,349	32.1	11,467	36.7	2,749	35.1	2,616	413	39.4
Social entertainment services and others	18,282	71.9	19,804	67.9	19,777	63.3	5,075	64.9	4,028	635	60.6

Total revenues	25,434	100.0	29,153	100.0	31,244	100.0	7,824	100.0	6,644	1,048	100.0
Cost of revenues(1)(3)	(16,761)	(65.9)	(19,851)	(68.1)	(21,840)	(69.9)	(5,358)	(68.5)	(4,784)	(755)	(72.0)

Gross profit	8,673	34.1	9,302	31.9	9,404	30.1	2,466	31.5	1,860	293	28.0
Operating expenses
Selling and marketing expenses(1)	(2,041)	(8.0)	(2,475)	(8.5)	(2,678)	(8.6)	(672)	(8.6)	(330)	(52)	(5.0)
General and administrative expenses(1)	(2,703)	(10.6)	(3,101)	(10.6)	(4,009)	(12.8)	(883)	(11.3)	(1,012)	(160)	(15.2)

Total operating expenses	(4,744)	(18.7)	(5,576)	(19.1)	(6,687)	(21.4)	(1,555)	(19.9)	(1,342)	(212)	(20.2)
Interest income	615	2.4	622	2.1	530	1.7	154	2.0	150	24	2.3
Other gains, net	78	0.3	362	1.2	553	1.8	99	1.3	81	13	1.2

Operating profit	4,622	18.2	4,710	16.2	3,800	12.2	1,164	14.9	749	118	11.3
Share of net (loss)/profit of investments accounted for using equity method	(18)	(0.1)	19	0.1	(47)	(0.2)	(27)	(0.3)	20	3	0.3
Finance cost(2)	(64)	(0.3)	(97)	(0.3)	(121)	(0.4)	(31)	(0.4)	(30)	(5)	(0.5)

Profit before income tax	4,540	17.9	4,632	15.9	3,632	11.6	1,106	14.1	739	117	11.1
Income tax expense	(563)	(2.2)	(456)	(1.6)	(417)	(1.3)	(127)	(1.6)	(90)	(14)	(1.4)

Profit for the year/period	3,977	15.6	4,176	14.3	3,215	10.3	979	12.5	649	102	9.8

Attributable to:
Equity holders of the Company	3,982	15.7	4,155	14.3	3,029	9.7	926	11.8	609	96	9.2
Non-controlling interests	(5)	0.0	21	0.1	186	0.6	53	0.7	40	6	0.6

	3,977	15.6	4,176	14.3	3,215	10.3	979	12.5	649	102	9.8

Notes:

(1)	Share-based compensation expenses were allocated for the periods presented as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020	2021	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
			(in millions)
				(unaudited)	(unaudited)
Cost of revenues	41	41	56	12	16	3
Selling and marketing expenses	12	24	31	8	9	1
General and administrative expenses	466	504	665	142	164	26

Total	519	569	752	162	189	30

(2)	Finance cost mainly comprises of interest on notes we issued and lease liabilities.
(3)	Components of our cost of revenues, in absolute amounts and as percentages of total cost of revenues, were as follows:

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2019		2020		2021		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
				(in millions, except for percentages)
							(unaudited)		(unaudited)
Cost of revenues
Service costs	14,967	89.3	17,478	88.0	18,992	87.0	4,673	87.2	4,114	649	86.0
Other cost of revenues	1,794	10.7	2,373	12.0	2,848	13.0	685	12.8	670	106	14.0

Total cost of revenues	16,761	100.0	19,851	100.0	21,840	100.0	5,358	100.0	4,784	755	100.0

PERIOD-TO-PERIOD COMPARISON OF RESULTS OF OPERATIONS

Three Months Ended March 31, 2022 Compared to Three Months Ended March 31, 2021

Revenues

Our revenues decreased by 15.1% from RMB7,824 million in the three months ended March 31, 2021 to RMB6,644 million (US$1,048 million) in the same period in 2022.

Online music services

Our revenues generated from online music services decreased by 4.8% from RMB2,749 million in the three months ended March 31, 2021 to RMB2,616 million (US$413 million) in the same period in 2022.

Our revenues generated from music subscriptions increased by 17.8% from RMB1,692 million in the three months ended March 31, 2021 to RMB1,993 million (US$314 million) in the three months ended March 31, 2022, which was mainly attributable to the increase in the number of paying users by 31.7%, as we benefited from expanded sales channels and paying user loyalty due to the range of high-quality content and services we provide, partially offset by a decrease in ARPPU from RMB9.3 in the three months ended March 31, 2021 to RMB8.3 in the same period in 2022. The decrease in ARPPU was mainly due to promotions we offered to attract users.

Our revenues generated from advertising experienced a decline due to the regulatory restrictions on advertising format and downturn in market and economic conditions amid the resurgence of the COVID-19 in some major cities in China. Specifically, since the second half of 2021, the MIIT has launched a series of regulatory campaigns which imposed certain restrictions on splash ads in order to improve user experience on online platforms. These new regulations restrict the use of splash ads to redirect user traffic and require online platforms to provide users with the option to skip splash ads. Such restrictions have generally compromised advertising effectiveness of splash ads on China’s online platforms, which in turn led to a decrease in our advertising revenues. Sublicensing revenues also decreased due to restructuring of agreements with certain music labels.

Social entertainment services and others

Our revenues generated from social entertainment services and others decreased by 20.6% from RMB5,075 million in the three months ended March 31, 2021 to RMB4,028 million (US$635 million) in the same period in 2022. On a year-over-year basis, ARPPU increased by 8.1% in the three months ended March 31, 2022 while paying users decreased by 26.5%. The decrease in revenue and paying users was mainly due to the impact of increased market competition and weakened macroeconomic environment that has negatively impacted our users’ consumption on our platform. China’s music-centric social entertainment services market in which we operate is rapidly evolving and increasingly intensified. In recent years, China’s music-centric social entertainment services market has been characterized by changing user needs and preferences, increasing competition, and heightened regulations. For further details, see “Industry Overview — China Music-Centric Social Entertainment Services Market Overview — Emerging Trends, Challenges & Opportunities in China’s Music-Centric Social Entertainment Services Market.”

Cost of revenues

Our cost of revenues decreased by 10.7% from RMB5,358 million in the three months ended March 31, 2021 to RMB4,784 million (US$755 million) in the same period in 2022, primarily driven by the decrease in service costs by 12.0% from RMB4,673 million in the three months ended March 31, 2021 to RMB4,114 million (US$649 million) in the same period in 2022. This was primarily due to the decrease in revenue sharing fees resulting from decrease in revenues from social entertainment services and lower content costs as a result of our improved efficiency.

Other cost of revenues decreased by 2.2% from RMB685 million in the three months ended March 31, 2021 to RMB670 million (US$106 million) in the same period in 2022, which was primarily attributable to the decrease in agency fees resulting from decrease in revenues from advertising services, partially offset by increased payment channel fees and staff costs.

Gross profit

As a result of the foregoing, our gross profit decreased by 24.6% from RMB2,466 million in the three months ended March 31, 2021 to RMB1,860 million (US$293 million) in the same period in 2022. Our gross margin decreased from 31.5% in the three months ended March 31, 2021 to 28.0% in the same period in 2022. This decrease in gross margin was primarily because the decrease in our total revenues outpaced the decrease in our total cost of revenues as a major portion of our total cost of revenues did not decrease in proportion to revenue decrease. Specifically, certain content sourcing costs (e.g., content royalties that were prepaid to music labels the amount of which was not directly and entirely linked to revenue), labor costs (mainly tied to employee headcounts which did not materially change over the relevant period) and costs incurred to support and maintain our IT infrastructure (e.g., bandwidth costs of a fixed nature relative to changes in revenue) did not decrease in proportion to revenue decrease. Accordingly, our total revenues decreased by 15.1% from the three months ended March 31, 2021 to the same period of 2022, whereas our total cost of revenues decreased only by 10.7% during the same period.

Operating expenses

Our operating expenses decreased by 13.7% from RMB1,555 million in the three months ended March 31, 2021 to RMB1,342 million (US$212 million) in the same period in 2022. Operating expenses as a percentage of total revenues slightly increased to 20.2% in the first quarter of 2022 from 19.9% in the same period of 2021.

Selling and marketing expenses

Our selling and marketing expenses decreased by 50.9% from RMB672 million in the three months ended March 31, 2021 to RMB330 million (US$52 million) in the same period in 2022, which was primarily due to improved control over marketing expenses and optimization of the overall promotion structure to improve marketing efficiency.

General and administrative expenses

Our general and administrative expenses increased by 14.6% from RMB883 million in the three months ended March 31, 2021 to RMB1,012 million (US$160 million) in the same period in 2022, primarily due to increased investment in research and development to enhance our competitive advantages in product and technology innovations, as well as post-acquisition awards, share-based compensation expenses and amortization of intangible assets arising from the acquisition of Shenzhen Lanren.

Interest income

Our interest income was RMB150 million (US$24 million) in the three months ended March 31, 2022, as compared to RMB154 million in the three months ended March 31, 2021.

Other gains, net

Our other gains, net, were RMB81 million (US$13 million) in the three months ended March 31, 2022, as compared to other gains, net, of RMB99 million in the three months ended March 31, 2021. The decrease was mainly attributable to less tax rebate received, partially offset by gains from investments during the period.

Operating profit

As a result of the foregoing, our operating profit for the period decreased by 35.7% to RMB749 million (US$118 million) in the three months ended March 31, 2022 from RMB1,164 million in the three months ended March 31, 2021. Operating margin decreased to 11.3% in the three months ended March 31, 2022 from 14.9% in the three months ended March 31, 2021.

Finance cost

Our finance cost was RMB30 million (US$5 million) in the three months ended March 31, 2022, as compared to RMB31 million in the three months ended March 31, 2021, which was mainly interest expenses related to the notes issued in September 2020.

Income tax expense

We had an income tax expense of RMB90 million (US$14 million) and RMB127 million in the three months ended March 31, 2022 and 2021, respectively. Our effective tax rate was 12.2% in the three months ended March 31, 2022, as compared to 11.5% in the three months ended March 31, 2021. The increase in our effective tax rate was mainly because some of our entities were entitled to different tax benefits in 2021 and 2022.

Profit for the period

As a result of the foregoing, our profit for the period decreased from RMB979 million in the three months ended March 31, 2021 to RMB649 million (US$102 million) in the three months ended March 31, 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our revenues increased by 7.2% from RMB29,153 million in 2020 to RMB31,244 million in 2021.

Online music services

Our revenues generated from online music services increased by 22.7% from RMB9,349 million in 2020 to RMB11,467 million in 2021, mainly driven by strong growth in music subscription revenues, supplemented by growth in advertising revenues and long-form audio, despite a decrease in sales of digital albums and sublicensing revenues.

Our revenues generated from music subscriptions increased by 31.9% from RMB5,560 million in 2020 to RMB7,333 million in 2021, which was mainly attributable to the increase in the number of paying users by 38.9%, as we benefited from expanded sales channels and paying user loyalty due to the range of high-quality content and services we provide, partially offset by a decrease in ARPPU from RMB9.4 in 2020 to RMB8.9 in 2021. The decrease in ARPPU was mainly due to additional promotions in the second half of 2021.

Social entertainment services and others

Our revenues generated from social entertainment services and others slightly decreased by 0.1% from RMB19,804 million in 2020 to RMB19,777 million in 2021. On a year-over-year basis, ARPPU increased by 13.4% in 2021 while paying users decreased by 12.0%. The decrease in revenue and paying users was mainly due to the impact from increasing competition and weakened macroeconomic environment that has negatively impacted our users’ consumption on our platform.

Cost of revenues

Our cost of revenues increased by 10.0% from RMB19,851 million in 2020 to RMB21,840 million in 2021, primarily driven by increases in service costs by 8.7% from RMB17,478 million in 2020 to RMB18,992 million in 2021. The increase in service costs was primarily due to the increased investments in new products, original content production and content costs, such as Tencent Musician Platform and long-form audio, to strengthen our platform’s competitiveness.

Other cost of revenues increased by 20.0% from RMB2,373 million in 2020 to RMB2,848 million in 2021, which was primarily attributable to higher agency fees and payment channel fees.

Gross profit

As a result of the foregoing, our gross profit increased by 1.1% from RMB9,302 million in 2020 to RMB9,404 million in 2021. Our gross margin decreased from 31.9% in 2020 to 30.1% in 2021. This slight decrease in gross margin was mainly attributable to the increase in revenue sharing costs related to our social entertainment services. Such decrease was also attributable to the increased investments in new product and content offerings and content costs, including upfront investments in long-form audio and other content which were still at early monetization stages.

Operating expenses

Our operating expenses increased by 19.9% from RMB5,576 million in 2020 to RMB6,687 million in 2021.

Selling and marketing expenses

Our selling and marketing expenses increased by 8.2% from RMB2,475 million in 2020 to RMB2,678 million in 2021, which was primarily due to increased spending to promote existing products and brands to strengthen our competitiveness.

General and administrative expenses

Our general and administrative expenses increased by 29.3% from RMB3,101 million in 2020 to RMB4,009 million in 2021 primarily due to increased R&D expenses from RMB1,667 million to RMB2,339 million to expand our competitive advantages in product and technology innovations, as well as post-acquisition awards, share-based compensation expenses and amortization of intangible assets arising from the acquisition of Shenzhen Lanren.

Interest income

Our interest income was RMB530 million in 2021, as compared to RMB622 million in 2020. The decrease was primarily due to decreased balances of our cash and cash equivalents and term deposits and decrease in interest rate.

Other gains, net

Our other gains, net, were RMB553 million in 2021, as compared to other gains, net, of RMB362 million in 2020. The increase was mainly attributable to tax rebate received during the year and fair value change of investments.

Operating Profit

As a result of the foregoing, our operating profit for the period decreased by 19.3% to RMB3,800 million in 2021 from RMB4,710 million in 2020. Operating margin decreased to 12.2% in 2021 from 16.2% in 2020.

Finance cost

Our finance cost was RMB121 million in 2021, as compared to RMB97 million in 2020. The increase was primarily due to interest expenses related to the notes issued in September 2020.

Income tax expense

We had an income tax expense of RMB417 million and RMB456 million in 2021 and 2020, respectively. Our effective tax rate was 11.5% in 2021, as compared to 9.8% in 2020. The lower effective tax rate in 2020 was because some of our entities were qualified for certain tax benefits in 2020.

Profit for the year

As a result of the foregoing, our profit for the year decreased from RMB4,176 million in 2020 to RMB3,215 million in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our revenues increased by 14.6% from RMB25,434 million in 2019 to RMB29,153 million in 2020.

Online music services

Our revenues generated from online music services increased by 30.7% from RMB7,152 million in 2019 to RMB9,349 million in 2020, mainly driven by strong growth in music subscription revenues and advertising revenues, supplemented by growth in sales of digital albums, despite a decrease in sublicensing revenues.

Our revenues generated from music subscriptions increased by 56.0% from RMB3,563 million in 2019 to RMB5,560 million in 2020, which was mainly attributable to the increase in the number of paying users and the monthly ARPPU as a result of continuous user retention improvements and effective monetization measures to driver paying user conversion.

Social entertainment services and others

Our revenues generated from social entertainment services and others increased by 8.3% from RMB18,282 million in 2019 to RMB19,804 million in 2020, primarily driven by the revenue growth in online karaoke service, supplemented by growth in live streaming services. Our revenues generated from advertising services offered on social entertainment platform grew significantly as we continue to develop advertising business and improve monetization of the platform, which also resulted in a higher ARPPU in 2020.

Cost of revenues

Our cost of revenues increased by 18.4% from RMB16,761 million in 2019 to RMB19,851 million in 2020, primarily driven by increases in service costs by 16.8% from RMB14,967 million in 2019 to RMB17,478 million in 2020. The increase in service costs was primarily due to higher revenue sharing fees to strengthen our platforms’ competitiveness, as well as increased content costs related to new and existing products such as long-form audio, TME Live, and variety shows.

Other cost of revenues increased by 32.3% from RMB1,794 million in 2019 to RMB2,373 million in 2020, which was primarily attributable to higher agency fees and payment channel fees.

Gross profit

As a result of the foregoing, our gross profit increased by 7.3% from RMB8,673 million in 2019 to RMB9,302 million in 2020. Our gross margin decreased from 34.1% in 2019 to 31.9% in 2020. The decrease in gross margin was mainly attributable to the increase in revenue sharing costs related to our social entertainment services, as well as the impact from increased investments in new products and content offerings.

Operating expenses

Our operating expenses increased by 17.5% from RMB4,744 million in 2019 to RMB5,576 million in 2020.

Selling and marketing expenses

Our selling and marketing expenses increased by 21.3% from RMB2,041 million in 2019 to RMB2,475 million in 2020, which was primarily due to increased spending to promote existing products and brands to strengthen our products’ competitiveness and to promote our new product and content offerings such as long-form audio, Kugou Changchang and TME Live. Such new offerings were still ramping up in terms of revenue generation as we incurred material initial investments in promoting such offerings to drive our future growth.

General and administrative expenses

Our general and administrative expenses increased by 14.7% from RMB2,703 million in 2019 to RMB3,101 million in 2020, primarily due to our increased investment in research and development in existing and new products to expand our competitive advantages in product and technology innovations.

Interest income

Our interest income was RMB622 million in 2020, as compared to RMB615 million in 2019. The increase was primarily due to increased balances of our cash and cash equivalents and term deposits, partially offset by the decrease in domestic and abroad interest rate.

Other gains, net

Our other gains, net, were RMB362 million in 2020, as compared to other gains, net, of RMB78 million in 2019. The increase was mainly attributable to tax rebate received during the year and investment gains as a result of fair value changes.

Operating Profit

As a result of the foregoing, our operating profit for the period increased by 1.9% to RMB4,710 million in 2020 from RMB4,622 million in 2019. Operating margin decreased to 16.2% in 2020 from 18.2% in 2019. The decrease was mainly due to the decrease in gross margin.

Finance cost

Our finance cost was RMB97 million in 2020, as compared to RMB64 million in 2019. The increase was primarily due to interest expenses related to the notes issued in September 2020.

Income tax expense

We had an income tax expense of RMB456 million and RMB563 million in 2020 and 2019, respectively. Our effective tax rate was 9.8% in 2020, as compared to 12.4% in 2019. The decrease of the effective tax rate was mainly because some of our entities became qualified for certain tax benefits in 2020.

Profit for the year

As a result of the foregoing, our profit for the year increased from RMB3,977 million in 2019 to RMB4,176 million in 2020.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity have been cash generated from operating activities. As of March 31, 2022, we had RMB8,353 million (US$1,318 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of bank deposits and highly liquid investments, which have original maturities of three months or less when purchased.

On December 17, 2019, we announced a share repurchase program under which we may repurchase up to US$400 million of our Class A ordinary shares in the form of ADSs pursuant to relevant SEC rules during a twelve-month period commencing on December 15, 2019 (the “2019 Share Repurchase Program”). On March 28, 2021, we announced another share repurchase program under which we may repurchase up to US$1 billion of our Class A ordinary shares in the form of ADSs pursuant to the relevant SEC rules (the “2021 Share Repurchase Program”). The first half of the 2021 Share Repurchase Program has completed during a twelve-month period commencing on March 29, 2021, while the second half is approved to perform during a twelve-month period commencing on December 15, 2021. We currently plan to fund repurchases from our existing cash balance. As of the Latest Practicable Date, we had repurchased ADSs from the open market for an aggregate amount of approximately US$19 million in cash pursuant to the 2019 Share Repurchase Program, and approximately US$822 million in cash pursuant to the 2021 Share Repurchase Program.

On September 3, 2020, we issued an aggregate of US$300 million senior unsecured notes due in 2025 (the “2025 Notes”), with annual interest rate of 1.375%, and an aggregate of US$500 million senior unsecured notes due in 2030 (the “2030 Notes,” together with the 2025 Notes, the “Senior Unsecured Notes”), with annual interest rate of 2.000%. The net proceeds from the notes offering were used for general corporate purposes. Both the 2025 Notes and the 2030 Notes remained outstanding as of the Latest Practicable Date. We are not subject to any financial covenants or other significant restrictions under these notes. In 2021, we paid an aggregate of US$14 million in interest payments related to these notes.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020	2021	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
			(in millions)
				(unaudited)	(unaudited)
Net cash generated from operating activities	6,200	4,885	5,239	1,878	2,494	393
Net cash used in investing activities	(8,102)	(14,206)	(5,999)	(2,382)	(329)	(52)
Net cash (used in)/generated from financing activities	(31)	5,292	(3,710)	(372)	(395)	(62)

Net (decrease)/increase in cash and cash equivalents	(1,933)	(4,029)	(4,470)	(876)	1,770	279

Cash and cash equivalents at beginning of the year/period	17,356	15,426	11,128	11,128	6,591	1,040
Exchange differences on cash and cash equivalents	3	(269)	(67)	22	(8)	(1)

Cash and cash equivalents at end of the year/period	15,426	11,128	6,591	10,274	8,353	1,318

Operating Activities

In the three months ended March 31, 2022, net cash generated from operating activities was RMB2,494 million (US$393 million). The difference between our profit before income tax of RMB739 million (US$117 million) and the net cash generated from operating activities was mainly due to (i) the decrease in accounts receivable of RMB1,093 million (US$172 million), (ii) the increase in accounts payable of RMB854 million (US$135 million); (iii) depreciation and amortization of RMB297 million (US$47 million), and (iv) non-cash share-based compensation expense of RMB158 million (US$25 million), partially offset by the decreases in other operating liabilities of RMB647 million (US$102 million) and income tax paid of RMB88 million (US$14 million). The decrease in accounts receivable was primarily because the majority of our accounts receivable as of December 31, 2021 were subsequently settled in January 2022.

In 2021, our net cash generated from operating activities was RMB5,239 million. The difference between our profit before income tax of RMB3,632 million and the net cash generated from operating activities was mainly due to (i) depreciation and amortization of RMB1,001 million, (ii) the increase in accounts payable and other liabilities of RMB940 million, (iii) non-cash share-based compensation expense of RMB647 million and (iv) decrease in other operating assets of RMB408 million, partially offset by (i) the increase in accounts receivable of RMB769 million, and (ii) the income tax paid of RMB589 million. The increase in accounts payable and other liabilities mainly resulted from the increased payable for operational costs and expenses. The increase in accounts receivable was primarily due to the slower collection in the fourth quarter 2021.

In 2020, our net cash generated from operating activities was RMB4,885 million. The difference between our profit before income tax of RMB4,632 million and the net cash generated from operating activities was mainly due to (i) the increase in accounts payable and other liabilities of RMB902 million, (ii) depreciation and amortization of RMB824 million and (iii) non-cash share-based compensation expense of RMB569 million, partially offset by (i) the increase in other operating assets of RMB887 million, (ii) the income tax paid of RMB637 million and (iii) the increase in accounts receivable of RMB520 million.

In 2019, our net cash generated from operating activities was RMB6,200 million. The difference between our profit before income tax of RMB4,540 million and the net cash generated from operating activities was mainly due to (i) the increase in other operating liabilities of RMB1,164 million, largely due to our overall business growth, (ii) the increase in accounts payable of RMB717 million and (iii) depreciation and amortization of RMB583 million, partially offset by (i) the increase in accounts receivable of RMB733 million and (ii) interest income of RMB615 million.

Investing Activities

In the three months ended March 31, 2022, net cash used in investing activities was RMB329 million (US$52 million), which was primarily attributable to (i) placement of term deposits with initial terms of over three months of RMB5,811 million (US$917 million), (ii) purchase of land use right of RMB526 million (US$83 million), (iii) payment for equity investments of RMB150 million (US$24 million) and (iv) purchase of intangible assets of RMB119 million (US$19 million), the majority of which were offset by receipt from maturity of term deposits with initial terms of over three months of RMB6,394 million (US$1,009 million).

In 2021, net cash used in investing activities was RMB5,999 million, which was primarily attributable to (i) placement of term deposits with initial terms of over three months of RMB15,153 million, (ii) payments for business combination of RMB2,078 million, (iii) purchase of land use right of RMB1,504 million, (iv) payment for equity investments of RMB1,480 million, (v) purchase of intangible assets of RMB1,095 million and (vi) net placement of short-term investments of RMB877 million, partially offset by (i) receipt from maturity of term deposits with initial terms of over three months of RMB15,892 million and (ii) proceeds from disposal of FVOCI/ FVPL of RMB363 million.

In 2020, net cash used in investing activities was RMB14,206 million, which was primarily attributable to (i) placement of term deposits with initial terms of over three months of RMB30,643 million, (ii) payments for investment in UMG and other equity investments of RMB2,002 million, (iii) purchase of financial assets of RMB919 million, (iv) payment for business combination of RMB540 million, (v) purchase of intangible assets of RMB393 million and (vi) our purchases of property, plant and equipment of RMB108 million, partially offset by receipt from maturity of term deposits with initial terms of over three months of RMB20,332 million.

In 2019, net cash used in investing activities was RMB8,102 million, which was primarily attributable to (i) placement of term deposits with initial terms of over three months of RMB12,050 million, (ii) purchase of intangible assets of RMB191 million and (iii) our purchases of property, plant and equipment of RMB95 million, partially offset by receipt from maturity of term deposits with initial terms of over three months of RMB4,550 million.

Financing Activities

In the three months ended March 31, 2022, net cash used in financing activities was RMB395 million (US$62 million), which was mainly due to (i) payment for repurchase of ordinary shares of RMB319 million (US$50 million), (ii) payment for interests of RMB49 million (US$ 8 million) and (iii) payment for principal elements of lease liabilities of RMB29 million (US$5 million).

In 2021, net cash used in financing activities was RMB3,710 million, which was mainly due to (i) payment for repurchase of ordinary shares of RMB3,479 million, (ii) payment for lease liabilities of RMB130 million and (iii) shares withheld for share award schemes of RMB105 million.

In 2020, net cash generated from financing activities was RMB5,292 million, which was mainly due to (i) proceeds received from the notes offering of RMB5,400 million and (ii) proceeds from exercise of share options of RMB163 million, partially offset by the (i) payment for repurchase of ordinary shares of RMB134 million, (ii) payment for lease liabilities of RMB84 million and (iii) shares withheld for share award schemes of RMB46 million.

In 2019, net cash used in financing activities was RMB31 million, which was mainly due to (i) payment for acquisition of non-controlling interests in non-wholly-owned subsidiaries of RMB79 million, (ii) payment for lease liabilities of RMB63 million and (iii) shares withheld for share award schemes of RMB31 million, partially offset by the proceeds from exercise of share options of RMB127 million.

DISCUSSION OF CERTAIN KEY BALANCE SHEET ITEMS

Accounts receivable

Our accounts receivable represents amounts due from customers for goods sold or services performed in the ordinary course of business. An accounts receivable is recorded when we have an unconditional right to consideration and upon invoicing the customer based on the payment schedule provided in the relevant agreements. Our accounts receivable is generally due for settlement within 30 to 90 days and is therefore all classified as current assets.

Our accounts receivable increased from RMB2,198 million as of December 31, 2019 to RMB2,800 million as of December 31, 2020, and further to RMB3,610 million as of December 31, 2021, which was generally in line with our overall business growth over the periods. The increase in amount as of December 31, 2021 as compared to December 31, 2020 was also partially due to the prolonged collection of accounts receivable in the fourth quarter of 2021. Our accounts receivable decreased from RMB3,610 million as of December 31, 2021 to RMB2,513 million (US$396 million) as of March 31, 2022, primarily because the majority of accounts receivable as of December 31, 2021 were subsequently collected in January 2022.

The following table sets forth the turnover days of our accounts receivable for the periods indicated.

	For the year ended December 31,			For the three months ended March 31,
	2019	2020	2021	2022
Accounts receivable turnover days(1)	26.4	31.4	37.4	41.5

Note:

(1)

Accounts receivable turnover days are based on the average balance of accounts receivable divided by total revenues for the relevant period and multiplied by the number of days in the relevant period. Average balance is calculated as the average of the beginning balance and ending balance of a given period. The number of days for the fiscal years ended December 31, 2019, 2020, 2021 is 365 days, 366 days, 365 days, respectively. The number of days for the three months ended March 31, 2022 is 90 days.

Our accounts receivable turnover days increased from 26.4 days in 2019 to 31.4 days in 2020, and further to 37.4 days in 2021, mainly because the average accounts receivable increased at a higher rate than revenue growth in the relevant periods, which in turn was primarily due to slower collection of accounts receivable in the fourth quarter of each of 2020 and 2021. Our accounts receivable turnover days were 41.5 days in the three months ended March 31, 2022.

Throughout the Track Record Period, we had not experienced material recoverability issues with respect to our accounts receivable. We have policies in place to ensure that credit terms are granted to customers with an appropriate credit history and we perform periodic credit evaluations for these customers. We also have dedicated internal teams responsible for continually monitoring the credit profiles and operating and financial conditions of our customers and proactively following up with our customers to ensure recoverability. In addition, we had recorded loss allowances for our accounts receivable during the Track Record Period by applying the simplified approach in accordance with IFRS 9. As of December 31, 2019, 2020 and 2021 and March 31, 2022, our loss allowances for accounts receivable amounted to RMB11 million, RMB14 million, RMB20 million and RMB23 million (US$4 million), respectively. The provision matrix with respect to these loss allowances is determined based on historical observed default rates over the expected life of the receivable with similar credit risk characteristics and is adjusted for forward-looking estimates. The historical observed default rates are updated based on the payment profiles of receivable over a period of 12 months, and changes in the forward-looking estimates are analyzed at year or period end. Therefore, we believe sufficient provision had been made for our accounts receivable throughout the Track Record Period.

RMB1,501 million or 59.2% of our accounts receivable as of March 31, 2022 were subsequently settled as of June 30, 2022.

Prepayments, deposits and other assets

The following table sets forth our prepayments, deposits and other assets as of the dates indicated.

	As of December 31,			As of March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$
	(in millions)
				(unaudited)
Non-current portion
Prepaid content royalties	816	956	743	675	106

Subtotal	816	956	743	675	106

Current portion
Prepaid content royalties	1,600	1,882	1,755	1,586	250
Value-added tax recoverable	153	149	136	139	22
Prepaid vendors deposits and other receivables	199	484	404	392	62
Prepaid promotion and other expenses	133	239	329	410	65
Receivable from Tencent	50	39	51	52	8
Others	85	53	56	111	18

Subtotal	2,220	2,846	2,731	2,690	424

Total	3,036	3,802	3,474	3,365	531

The current portion of our prepayments, deposits and other assets consists primarily of (i) prepaid content royalties associated with our licensing agreements, (ii) value-added tax recoverable, (iii) prepaid vendors deposits and other receivables, (iv) prepaid promotion and other expenses, (v) receivable from Tencent mainly arising from payments collected by Tencent, and (vi) others.

The current portion of our prepayments, deposits and other assets increased from RMB2,220 million as of December 31, 2019 to RMB2,846 million as of December 31, 2020, primarily due to the increases in (i) prepaid vendors deposits and other receivables, and (ii) prepaid content royalties. The current portion of our prepayments, deposits and other assets decreased from RMB2,846 million as of December 31, 2020 to RMB2,731 million as of December 31, 2021, and further to RMB2,690 million (US$424 million) as of March 31, 2022, attributable primarily to the decreased prepaid content royalties.

The non-current portion of our prepayments, deposits and other assets consists of our non-current prepaid content royalties associated with our licensing agreements. Our non-current prepaid content royalties increased from RMB816 million as of December 31, 2019 to RMB956 million as of December 31, 2020, and subsequently decreased to RMB743 million as of December 31, 2021, and further to RMB675 million (US$106 million) as of March 31, 2022.

Intangible assets

Our intangible assets primarily represent domain name, trademark and other internet audio and video program transmission license, copyrights, supplier resources, corporate customer relationships, non-compete agreement and others. We had intangible assets of RMB1,622 million, RMB2,020 million, RMB2,829 million and RMB2,692 million (US$425 million) as of December 31, 2019, 2020 and 2021 and March 31, 2022, respectively.

Goodwill

We recorded goodwill of RMB17,140 million, RMB17,492 million, RMB19,121 million and RMB19,126 million (US$3,017 million) as of December 31, 2019, 2020 and 2021 and March 31, 2022, respectively. The goodwill as of these dates arose primarily from the acquisitions we made as part of our effort to expand our business. These acquisitions mainly include our acquisition of CMC in 2016, a long-form audio company in 2021 and certain music contents and other music related businesses from time to time.

The following table sets out movement of our goodwill during the periods indicated.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB
	(in millions)
				(unaudited)
At January 1	17,088	17,140	17,492	19,121
Business combinations	52	352	1,641	5
Disposals	—	—	(12)	—

At December 31/March 31	17,140	17,492	19,121	19,126

For the purpose of goodwill impairment tests, goodwill was allocated to the group of cash-generating units, or CGUs, that below the level of operating segment of our Group, including goodwill related to (i) online music and social entertainment operations, which mainly arose from Tencent’s acquisition of our Company in 2016 and our acquisition of Shenzhen Lanren in 2021, and (ii) certain music content business and others, as below:

	As of December 31,			As of March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB
	(in millions)
				(unaudited)
Online music and social entertainment operations	16,262	16,262	17,842	17,842
Music content business and others	878	1,230	1,279	1,284

	17,140	17,492	19,121	19,126

Our Group carries out its impairment testing on goodwill at each reporting period end by comparing the recoverable amounts of CGUs or groups of CGUs to their carrying amounts. The recoverable amount of a CGU (or groups of CGUs) is the higher of its fair value less costs of disposal and its value in use.

During the Track Record Period, value in use approach was used in deriving the recoverable amounts of each of the above allocated goodwill, which calculated based on five-year financial projects using discount cash flows. No impairment loss was recognized as a result of the impairment assessment performed during the Track Record Period.

For online music and social entertainment operations as stated above, value in use using discounted cash flows was calculated based on five-year financial projections with an annual revenue growth of not more than 15%, 13%, 5% and 5%, plus a terminal value related to cash flows beyond the projection period extrapolated at an estimated terminal growth rate of not more than 3%, as of December 31, 2019, 2020 and 2021, and March 31, 2022, respectively. Pre-tax discount rate of 13.5%, 13.0%, 14.0% and 14.0% were applied, as of December 31, 2019, 2020 and 2021, and March 31, 2022, respectively, which reflected assessment of time value and specific risks relating to the industries in which our Group operates.

For music content business and others, value in use using discounted cash flows was calculated, generally, based on five-year financial projections with an average compound annual revenue growth of not more than 32%, 22%, 26% and 26%, plus an estimated terminal growth rate of not more than 3%, as of December 31, 2019, 2020 and 2021 and March 31, 2022, respectively. Pre-tax discount rates of ranging from 17.0% to 18.0%, ranging from 16.0% to 17.5%, 16.0% and 16.0% were applied, as of December 31, 2019, 2020 and 2021, and March 31, 2022, respectively, which reflected assessment of time value and specific risks relating to the industries in which our Group operates.

Our management leveraged their experiences in the industries and provided forecast based on past performance and their anticipation of future business and market developments.

Management has not identified reasonably possible change in key assumptions that could cause carrying amounts of the above CGUs (or groups of CGUs) to exceed the recoverable amounts as headroom of more than RMB7.2 billion, RMB10.2 billion, RMB5.1 billion and RMB4.4 billion as of December 31, 2019, 2020 and 2021, and March 31, 2022, respectively, for online music and social entertainment operations and headroom of more than RMB0.1 billion, RMB0.1 billion, RMB2.6 billion and RMB2.4 billion as of December 31, 2019, 2020 and 2021, and March 31, 2022, respectively, for music content business and others, were resulted from the impairment reviews over their respective carrying amounts.

For the online music and social entertainment operations, if the annual revenue growth rate decreases by 3.6, 4.5, 2.5 and 2.1 percentage points as of December 31, 2019, 2020 and 2021, and March 31, 2022, respectively or pre-tax discount rate increases by 4.3, 6.5, 2.9 and 2.4 percentage points as of December 31, 2019, 2020 and 2021, and March 31, 2022, respectively, the headroom will be eliminated.

For the music content business and others, if the annual revenue growth rate decreases by 1.9, 1.3, 12.1 and 11.6 percentage points as of December 31, 2019, 2020 and 2021, and March 31, 2022, respectively or pre-tax discount rate increases by 1.6, 0.9, 21.6 and 17.2 percentage points as of December 31, 2019, 2020 and 2021, and March 31, 2022, respectively, the headroom will be eliminated.

Financial assets at fair value

Financial assets at fair value through other comprehensive income

Our financial assets at fair value through other comprehensive income consist primarily of our equity investments in certain listed companies. Our financial assets at fair value through other comprehensive income amounted to RMB4,461 million, RMB9,771 million and RMB7,302 million and RMB4,904 million (US$774 million) as of December 31, 2019, 2020 and 2021 and March 31, 2022, respectively. As of December 31, 2019, our financial assets at fair value through other comprehensive income mainly represented our equity investment in Spotify Technology S.A. As of December 31, 2020 and 2021 and March 31, 2022, our financial assets at fair value through other comprehensive income mainly represented our equity investment in Spotify Technology S.A. and Warner Music Group Corp. The fluctuation of our financial assets at fair value through other comprehensive income throughout the Track Record Period was attributable primarily to fair value changes in these financial assets as a result of changes in valuation of our investee companies.

The table below sets out movement of our financial assets at fair value through other comprehensive income during the periods indicated.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020	2021	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
				(unaudited)	(unaudited)
At January 1	3,331	4,461	9,771	9,771	7,302	1,152
Additions	—	708	—	—	—	—
Disposal	—	—	(163)	—	—	—
Fair value change	1,031	5,219	(2,218)	(1,404)	(2,366)	(373)
Currency translation difference	99	(617)	(178)	65	(32)	(5)

At December 31 / March 31	4,461	9,771	7,302	8,432	4,904	(774)

For details, see Note 18(a) to the Accountant’s Report included in “Consolidated Financial Statements.”

At the helm of our M&A department, our equity investment activities are guided by a comprehensive set of internal policies and procedures. See “—Other Investments” below for details.

Other investments

Our other investments, which are designated as financial assets at fair value through profit or loss, consist primarily of our equity investments in certain private companies. Our other investments amounted to RMB255 million, RMB386 million, RMB236 million and RMB385 million (US$61 million) as of December 31, 2019, 2020 and 2021 and March 31, 2022, respectively. The fluctuation of our other investments throughout the Track Record Period was primarily due to the dynamics of our investment portfolio. For details, see Note 18(b) to the Accountant’s Report of our Company, the text of which is set out in “Consolidated Financial Statements.”

Our M&A department is responsible for identifying potential opportunities for investments that are complementary to our growth strategies and formulating investment proposals for approval by our Executive Chairman of the Board of Directors, our investment committee and/or our Board, as the case may be, depending on the size of the investment. The current head of our M&A department has over ten years of extensive experience in corporate finance and M&As for companies in China and overseas. When formulating an investment proposal, our M&A department will thoroughly assess the proposed investment based on various criteria, including but not limited to (i) the target’s geographic locations, (ii) the size and growth potential of the target and the industry in which it operates, (iii) the target’s potential to complement our existing business, (iv) the target’s operating history and track record of growth, (v) the target’s technological capabilities and (vi) the quality of the target’s senior management and leadership. We closely monitor the operational and financial performance of our investee companies. From time to time, we may decide to dispose of a portion or all of our interests in an investee for financial returns or achieve business or strategic objectives. Our internal procedures for exit decisions are substantially similar to the procedures for investment decisions.

Short-term investments

During the Track Record Period, the short-term investments made by us were structured deposit with variable returns issued by commercial banks. Our short-term investments amounted to RMB6 million, nil, RMB1,029 million and RMB1,088 million (US$172 million) as of December 31, 2019, 2020 and 2021 and March 31, 2022, respectively. The movements of our short-term investments during the Track Record Period were primarily attributable to the dynamics of our investment portfolio.

To monitor and control the investment risks associated with our short-term investment portfolio, we have adopted a comprehensive set of internal policies and guidelines. Spearheaded by our Chief Financial Officer, who supervises our capital management practices and has been highly involved in our historical investments, our capital management department develops investment plans and proposes potential short-term investments accordingly. Prior to making any material short-term investments or modifying our existing investment portfolio, the proposal shall be approved by our Chief Financial Officer. For qualifications and management expertise of our Chief Financial Officer, see “Directors and Senior Management.” Our investment strategy related to short-term investments focuses on minimizing the financial risks by reasonably and conservatively matching the maturities of the portfolio to anticipated operating cash needs, while generating desirable investment returns for the benefits of our shareholders. We primarily invest in products issued by reputable commercial banks with relatively low risks. We make investment decisions related to short-term investments on a case-by-case basis after thoroughly considering a number of factors, including but not limited to macro-economic environment, general market conditions, risk control and credit of issuing banks, our own working capital conditions, and the expected profit or potential loss of the investment. We have put in place robust internal control measures and procedures to manage our short-term investments, including review and reconciliation of accounts against bank statements on a monthly basis.

The fair value of our financial assets at fair value through profit or loss, including other investments and short-term investments, is determined by using valuation techniques, including discounted cash flows approach and comparable transactions. In relation to the valuation of level 3 financial assets, in particular, our Directors have reviewed the terms of agreements relating to these assets, and carefully considered all information especially those non-market related information input, such as the asset under management, the discount rate and the underlying of the unlisted equity, which required management assessment and estimates. Based on the above procedures, our Directors are of the view that the valuation analysis performed on level 3 financial assets is fair and reasonable and the financial statements of our Group are properly prepared. Should any of the estimates and assumptions changed, it may lead to a change in the fair value of the level 3 financial assets.

Details of the fair value measurement of financial assets, particularly the fair value hierarchy, the valuation techniques and key inputs, including significant unobservable inputs, the relationship of unobservable inputs to fair value are disclosed in Note 3.3 of the Accountant’s Report of our Company, the text of which is set out in “Consolidated Financial Statements” which was issued by the Reporting Accountant in accordance with Hong Kong Standard on Investment Circular Reporting Engagement 200 “Accountants’ Reports on Historical Financial Information in Investment Circulars” issued by the Hong Kong Institute of Certified Public Accountants.

See also “Risk Factors – Risks Related to Our Business and Industry – Our results of operations, financial conditions and prospects may be adversely affected by fair value changes of financial assets through other comprehensive income and financial assets at fair value through profit or loss, the valuation of which is uncertain due to the use of unobservable inputs that require judgment and assumptions that are inherently uncertain.”

Investments accounted for using equity method

Our investments accounted for using equity method consists primarily of our investments in certain of our associates and joint ventures. The table below sets out the balance of these investments accounted for using equity method as of the dates indicated.

	As of December 31,			As of March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$
	(in millions)
				(unaudited)
Investments accounted for using equity method
Investments in associates	422	2,196	3,522	3,576	564
Investments in joint ventures	67	59	77	76	12

Total	489	2,255	3,599	3,652	576

The table below sets out share of loss or profit of our investments accounted for using equity method during the periods indicated.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020	2021	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
				(unaudited)	(unaudited)
Share of (loss)/profit of investments accounted for using equity method:
Associates	(9)	23	(45)	(26)	20	3
Joint ventures	(9)	(4)	(2)	(1)	—	—

	(18)	19	(47)	(27)	20	3

The table below sets out movement of our investments in associates and joint ventures during the periods indicated.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020	2021	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
			(in millions)
				(unaudited)	(unaudited)
At January 1	236	489	2,255	2,255	3,599	568
Additions(1)	333	1,923	1,550	1,308	70	11
Business combinations	—	4	—	—	—	—
Share of (loss)/profit, net	(18)	19	(47)	(27)	20	3
Share of other comprehensive (losses)/income	(1)	(9)	4	(17)	15	2
Disposal	(1)	—	—	—	—	—
Step acquisition accounted for as business combination	—	(21)	(26)	—	(18)	(3)
Impairment provision(2)	(43)	(4)	—	—	—	—
Capital reduction	—	—	—	—	(20)	(3)
Currency translation difference	3	(146)	(60)	32	(14)	(2)
Dividend received	(20)	—	(77)	—	—	—

At December 31 / March 31	489	2,255	3,599	3,551	3,652	576

Notes:

(1)

In March 2020, our Group completed the investment of 9.94% equity interest in a consortium, Concerto Partners LLC (“Concerto”), which is led by Tencent to acquire a 10% equity stake in Universal Music Group (“UMG”), for an investment consideration of EUR200 million (equivalent to approximately RMB1,531 million).

In January 2021, our Group completed the additional investment in Concerto by exercising a call option granted to us in the initial UMG investment for an investment consideration of EUR161 million (equivalent to approximately RMB1,270 million) in the same proportion of our Group’s equity stake.

(2)

Both external and internal sources of information of associates are considered in assessing whether there is any indication that the investments maybe impaired, including but not limited to their financial positions, business performances and market capitalization. During the years ended December 31, 2019 and 2020, the impairment losses mainly were resulted from revisions of financial business outlook of the associates and changes in the market environment of the underlying business. During the year ended December 31, 2021, and the three months ended March 31, 2021 and 2022, no impairment loss was recognized.

(3)

The associates and joint ventures of our Group have been accounted for by using equity method based on the financial information of the associates and joint ventures prepared under the accounting policies generally consistent with those of our Group. None of our Group’s associates and joint ventures are considered individually material to our Group and the aggregate amount of our Group’s share of those individually immaterial associates and joint ventures’ total comprehensive income or loss, comprised the share of profit or loss and other comprehensive income or loss as presented above, was loss of RMB19 million, income of RMB10 million, loss of RMB43 million, loss of RMB44 million and income of RMB35 million for the years ended December 31, 2019, 2020 and 2021, and three months ended March 31, 2021 and 2022, respectively.

As of December 31, 2019, 2020 and 2021 and March 31, 2022, we had such investments accounted for using equity method of RMB489 million, RMB2,255 million, RMB3,599 million and RMB3,652 million (US$576 million), respectively. The increase in our investments accounted for using equity method from 2019 to 2020 and further to 2021 was primarily because we joined a consortium led by Tencent to acquire equity stake in UMG from its parent company. For further details, see “History and Corporate Structure — Corporate Structure — Major Acquisition and Disposal — Transaction with UMG,” “Risk Factors — Risks Related to Our Business and Industry — Our investments accounted for using equity method and the share of results of these investments may affect our results of operations,” and Note 17 to the Accountant’s Report of our Company, the text of which is set out in “Consolidated Financial Statements.” There are no material contingent liabilities relating to our interests in the investments accounted for using equity method.

Notes payable

Our notes payable during the Track Record Period represented our Senior Unsecured Notes. Notes payable is initially recognized at fair value and subsequently carried at amortized cost. The table below sets forth the details of our notes payable as of the dates indicated.

		Carrying amount as of
	Principal amount	December 31, 2019	December 31, 2020	December 31, 2021	March 31, 2022		Interest rate (per annum)	Due
	US$	RMB	RMB	RMB	RMB	US$
	(in millions)
					(unaudited)
2025 Notes	300	—	1,945	1,903	1,895	299	1.375%	2025
2030 Notes	500	—	3,230	3,159	3,146	496	2.000%	2030

	800	—	5,175	5,062	5,041	795

For details, see Note 25 to the Accountant’s Report of our Company, the text of which is set out in “Consolidated Financial Statements.”

Accounts payable

Our accounts payable represented unpaid liabilities relating to operational costs and expenses during the Track Record Period, prior to the end of each fiscal year or period. Accounts payable are recognized initially at their fair value and are subsequently measured at amortized cost using the effective interest method.

Our accounts payable amounted to RMB2,559 million, RMB3,701 million, RMB4,422 million and RMB5,272 million (US$832 million) as of December 31, 2019, 2020 and 2021 and March 31, 2022, respectively. The increase in our accounts payable during the Track Record Period was generally in line with our overall business growth.

RMB1,878 million or 36.3% of our accounts payable as of March 31, 2022 were subsequently settled as of June 30, 2022.

WORKING CAPITAL

We recorded net current assets of RMB18,424 million, RMB22,085 million, RMB16,341 million, RMB14,198 million (US$2,240 million) and RMB15.8 billion (US$2.4 billion) as of December 31, 2019, 2020 and 2021, March 31, 2022 and June 30, 2022, respectively. The following table sets forth our current assets and current liabilities as of the dates indicated.

	As of December 31,			As of March 31,		As of June 30,
	2019	2020	2021	2022		2022
	RMB	RMB	RMB	RMB	US$	RMB	US$
			(in millions)
				(unaudited)		(unaudited)
Current assets:
Inventories	26	18	24	23	4	23	3
Accounts receivable	2,198	2,800	3,610	2,513	396	2,898	433
Prepayments, deposits and other assets	2,220	2,846	2,731	2,690	424	3,398	507
Other investments	38	37	37	37	6	37	6
Short-term investments	6	—	1,029	1,088	172	1,116	167
Term deposits	7,000	14,858	12,769	10,556	1,665	10,202	1,523
Cash and cash equivalents	15,426	11,128	6,591	8,353	1,318	10,044	1,500

Total current assets	26,914	31,687	26,791	25,260	3,985	27,718	4,138

	As of December 31,			As of March 31,		As of June 30,
	2019	2020	2021	2022		2022
	RMB	RMB	RMB	RMB	US$	RMB	US$
			(in millions)
				(unaudited)		(unaudited)
Current liabilities:
Accounts payable	2,559	3,565	4,329	5,179	817	5,738	857
Other payables and other liabilities	3,782	3,881	3,832	3,500	552	3,787	565
Current tax liabilities	386	445	363	425	67	393	59
Lease liabilities	69	103	92	86	14	88	13
Deferred revenue	1,694	1,608	1,834	1,872	295	1,895	283

Total current liabilities	8,490	9,602	10,450	11,062	1,745	11,901	1,777

Net current assets	18,424	22,085	16,341	14,198	2,240	15,817	2,361

Our current assets increased from RMB26,914 million as of December 31, 2019 to RMB31,687 million as of December 31, 2020, primarily attributable to the increased term deposits. Our current assets decreased from RMB31,687 million as of December 31, 2020 to RMB26,791 million as of December 31, 2021, mainly due to the decreased cash and cash equivalents as a result of payments for share repurchases in accordance with our share repurchase program and placement of non-current term deposits. Our current assets further decreased to RMB25,260 million (US$3,985 million) as of March 31, 2022, primarily due to placement of non-current term deposits. Our current assets increased from RMB25.3 billion as of March 31, 2022 to RMB27.7 billion (US$4.1 billion) as of June 30, 2022, primarily due to (i) increased cash and cash equivalents; and (ii) increased prepayments, deposits and other assets as a result of increases in prepaid content royalties.

Our current liabilities increased from RMB8,490 million as of December 31, 2019 to RMB9,602 million as of December 31, 2020, to RMB10,450 million as of December 31, 2021, and further to RMB11,062 million (US$1,745 million) as of March 31, 2022, attributable primarily to the increased accounts payable for operational costs and expenses. Our current liabilities increased from RMB11.1 billion as of March 31, 2022 to RMB11.9 billion (US$1.8 billion) as of June 30, 2022, attributable primarily to the increased accounts payable for operational costs and expenses.

As of the Latest Practicable Date, we had not incurred any material indebtedness and expenses subsequent to March 31, 2022.

Our Directors are of the opinion that, taking into account the cash and cash equivalents on hand as of the date of the Listing Document and the financial resources available to us, including internally generated funds, we have sufficient working capital for our present requirement, which is, for at least the next 12 months from the date of this document. For a detailed discussion on our cash position, being the balance sheet item that has material impact on our liquidity, as well as material changes in various working capital items, see “– Liquidity and Capital Resources.”

INDEBTEDNESS

The following table sets forth our indebtedness as of the dates indicated.

	As of December 31,			As of June 30,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$
	(in millions)
				(unaudited)
Current:
Lease liabilities	69	103	92	88	13

Non-current:
Lease liabilities	78	218	205	378	56
Notes payable	—	5,175	5,062	5,331	796

Total	147	5,496	5,359	5,797	865

Banking facilities

As of the Latest Practicable Date, we had two available credit facilities granted by a PRC bank with an aggregate committed credit of RMB1 billion. None of these credit facilities had been drawn down as of the Latest Practicable Date.

Lease liabilities

Our lease liabilities represent the present value of outstanding lease payments under our lease agreements.

The carrying amount of our lease liabilities increased from RMB147 million as of December 31, 2019 to RMB321 million as of December 31, 2020, primarily due to the new office lease agreement we signed in 2020. The carrying amount of our lease liabilities decreased to RMB297 million as of December 31, 2021 primarily due to the lease payments that we had made over the period. The carrying amount of our lease liabilities increased from RMB297 million as of December 31, 2021 to RMB466 million (US$69 million) as of June 30, 2022, primarily due to the entry into of new lease agreements.

Notes payable

Our notes payable during the Track Record Period represented our Senior Unsecured Notes. Notes payable is initially recognized at fair value and subsequently carried at amortized cost.

Contingent liabilities

As of December 31, 2019, 2020 and 2021 and June 30, 2022, we did not have any material contingent liabilities.

CAPITAL EXPENDITURES

Our capital expenditures are incurred primarily in connection with purchases of property, plant and equipment, land use rights and intangible assets. Our capital expenditures were RMB286 million, RMB501 million, RMB2,758 million and RMB663 million (US$105 million) in 2019, 2020, 2021 and the three months ended March 31, 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash generated from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations and commitments as of March 31, 2022.

	Payments Due by Period
	Total	Less than 1 year	1-5 years
	(RMB in millions)
Operating commitments(1)	239	222	17
Content royalties(2)	2,874	1,735	1,139

Notes:

(1)	Represent our future minimum commitments under non-cancelable operating arrangements, which are mainly related to rental of bandwidth.
(2)	Represent the minimum royalty payments associated with license agreements to which we are subject.

In addition, we had commitments of approximately RMB600 million to invest in equity interest of certain entities.

Other than the Senior Unsecured Notes as disclosed in the section headed “— Liquidity and Capital Resources,” we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as of March 31, 2022.

OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements and the notes thereto. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us. We did not have any off-balance sheet arrangements as of March 31, 2022.

HOLDING COMPANY STRUCTURE

Tencent Music Entertainment Group is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and the VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees and royalty payments to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements. See “History and Corporate Structure — Contractual Arrangements.” In 2019, 2020, 2021 and the three months ended March 31, 2022, the amount of services fees paid to our PRC subsidiaries from the VIEs pursuant to the foregoing contractual arrangements was RMB11,769 million, RMB15,372 million, RMB17,743 million and RMB5,184 million (US$818 million), respectively. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the MOF, or PRC GAAP. In accordance with PRC company laws, our PRC subsidiaries and the VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our PRC subsidiaries and the VIEs. Appropriation to discretionary surplus fund is made at the discretion of our PRC subsidiaries and the VIEs.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to the VIEs only through loans, in each case subject to the satisfaction of the applicable regulatory registration and approval requirements. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and the VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to the VIEs either through entrustment loans from our PRC subsidiaries to the VIEs or direct loans to such VIEs’ nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the VIE’s share capital. During the Track Record Period, our wholly-owned PRC subsidiaries only generated a minimal portion of our total revenues because substantially all of our businesses are subject to foreign investment restrictions under PRC law and therefore can only be conducted through the VIEs. In contrast, most of our assets are held by our offshore incorporated entities and wholly-owned PRC subsidiaries, mostly in the forms of goodwill and cash that do not generate revenues.

RELATED PARTY TRANSACTIONS

We enter into transactions with our related parties from time to time.

The following table sets out balances with related parties as of the dates indicated.

	As of December 31,			As of March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$
	(in millions)
				(unaudited)
Included in accounts receivable from related parties:
Tencent Group(1)	1,653	1,993	2,510	1,416	223
The Company’s associates and associates of Tencent Group	49	48	90	100	16
Included in prepayments, deposits and other assets from related parties:
Tencent Group	50	39	51	52	8
The Company’s associates and associates of Tencent Group	23	64	142	219	35
Included in accounts payable to related parties:
Tencent Group	215	763	719	1,548	244
The Company’s associates and associates of Tencent Group	15	37	198	113	18
Included in other payables and accruals to related parties:
Tencent Group	382	237	440	442	70
The Company’s associates and associates of Tencent Group	19	46	55	63	10

Note:

(1)	The balance arose mainly from user payments collected through various payment channels of Tencent pursuant to our master business cooperation agreement with Tencent.

As of December 31, 2019, 2020 and 2021 and March 31, 2022, balances included in prepayments, deposits and other assets from related parties of nil, nil, RMB10 million and RMB41 million, and balances included in other payables and accruals to related parties of RMB11 million, RMB31 million, nil and RMB1 million, respectively, were non-trade in nature and the remaining balances were trade in nature. For details relating to our related party transactions, see “Related Party Transactions” and Note 32 to the Accountant’s Report of our Company, the text of which is set out in “Consolidated Financial Statements.” Our Directors believe that our transactions with related parties during the Track Record Period were conducted in the ordinary course of business on an arm’s length basis and they did not distort our track record results or cause our historical results to become non-reflective of our future performance.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISKS

Interest rate risk

Other than term deposits with initial terms of over three months and cash and cash equivalents, we have no other significant interest-bearing assets. Our exposure to changes in interest rates is attributable to our notes payable issued during the Track Record Period, which carried at fixed rates and do not expose us to cash flow interest-rate risk. Accordingly, we do not anticipate any significant impact on our financial performance resulting from changes in interest rates.

Foreign exchange risk

Substantially all of our revenues are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. While depreciating approximately by 5% in 2018, the Renminbi in 2019 depreciated approximately by 1% against the U.S. dollar, and appreciated approximately by 6% against the U.S. dollar in 2020 and appreciated approximately by 2% against U.S. dollar in 2021. In addition, since October 1, 2016, the Renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

As of the Latest Practicable Date, we had not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

We have performed sensitivity analysis based on the net exposure to each of the exposure arising from U.S. dollar and Renminbi at end of each reporting period. As of March 31, 2022, the impact on the post-tax profit of the Group arising from a reasonable change in the foreign exchange rates of U.S. dollar and Renminbi is immaterial and therefore no quantitative impact of the sensitivity analysis is presented for foreign exchange risk.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 and March 31, 2022 were increases of 4.5%, 0.2%, 1.5% and 1.5%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by International Accounting Standards Board (“IASB”). Significant accounting policies followed by us in the preparation of the accompanying consolidated financial statements are summarized below:

Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of other investments, financial assets at fair value through other comprehensive income, short-term investments, and other financial liabilities which are carried at fair value.

The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires us to exercise its judgment in the process of applying our accounting policies.

Revenue Recognition

We generate revenues primarily from provision of music entertainment services, such as paid music, virtual gifts sales and content sublicensing, and online advertising. Revenue is recognized when or as the control of the services or goods is transferred to the customer. Dep ending on the terms of the contract and the laws that are applied to the contract, control of the services and goods may be transferred over time or at a point in time.

(a)	Revenue from online music services

Online music services revenues primarily include revenues from subscriptions, sale of digital music singles and albums, content sublicensing and online advertising on the Group’s online music platforms.

We provide to users certain subscription packages which entitle paying subscribers a fixed amount of non-accumulating downloads per month and access to pay-for-streaming content with certain privilege features on its music platforms. The subscription fee for these packages is time-based and is collected upfront from subscribers. The terms of time-based subscriptions range from one month to twelve months. The receipt of subscription fee is initially recorded as deferred revenue. We satisfy its various performance obligations by providing services throughout the subscription period and revenue is recognized over time accordingly.

We also provide users to purchase early release access to certain new digital music singles and albums. These singles and albums can be downloaded and streamed only through our platform. Such music singles and albums will be made available to all users to access after the initial launch period which is generally three months. We consider that it provides the early access to the newly launched singles and albums within its platform as opposed to providing functional intellectual property to the users. As a result, the performance obligation of providing early access is satisfied, and revenue is recognized over time accordingly.

The above services can be paid directly by users by way of online payment channels or through various third party platforms. We record revenue on gross basis according to the criteria stated in (c) below and recognizes service fees levied by online payment channels or third party platforms (“Channel Fees”) as the cost of revenues in the same period as the related revenue is recognized.

We sublicense certain of our music content to other music platforms for a fixed period of time, typically one year, that falls within the original license period of the underlying content. We are obliged to replicate the licensed content library for any subsequent changes in the content, including any new content or removal of existing content, updated by the content partners any time during the sublicensing period. As a result, we determine sublicensing of content as a single performance obligation. Revenues from sublicensing the content are recognized over the sublicensing period. We only recognize revenue when it is highly probable that this will not result in a significant reversal of revenue when any uncertainty is resolved. We do not adjust the promised amount of consideration for the effects of any significant financing component as the sublicensing period is typically one year.

Advertising revenues are primarily generated through display ads on our platforms. Advertising contracts are signed to establish the fixed prices and advertising services to be provided based on cost per display (“CPD”) or cost per mille (“CPM”) arrangements. When the collectability is reasonably assured, advertising revenues from the CPD arrangements that are display ads for an agreed period of time, are recognized ratably over the contract period of display based on a time-based measure of progress as the performance obligation is expended evenly over the period, while revenue from the CPM arrangements are recognized based on the number of times that the advertisement has been displayed. We allocate revenue to each performance obligation on a relative stand-alone selling price basis which is determined with reference to the prices charged to customers.

We also entered into contracts with third-party advertising agencies or entities controlled by Tencent, which represent us in negotiation and contracting with advertisers. We share with these advertising agencies a portion of the revenues we derives from the advertisers. Revenues are recognized on a gross or net basis based on an assessment made according to the criteria stated in (c) below. If revenue for advertising derived through these advertising agencies are recorded at the gross amount, the portion remitted to advertising agencies, including any cash incentive in the form of commissions, is recorded as cost of revenues. If revenue for advertising derived through these advertising agencies are recorded at the net amount, the related cash incentives, in the form of commissions paid/payable to any advertising agencies based on volume and performance, are accounted for as a reduction of revenue, based on expected performance.

(b)	Revenue from social entertainment services and others

We offer virtual gifts to users for free or sell virtual gifts to users on our online karaoke and live streaming platforms. The virtual gifts are sold to users at different specified prices as pre-determined by us. The utilization of each virtual gift sold to users is considered as the performance obligation and we allocate revenue to each performance obligation on a relative stand-alone selling price basis, which are determined based on the prices charged to customers.

Virtual gifts are categorized as consumable, time-based and durable. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period. We do not have further obligations to the user after the virtual gifts are consumed immediately or after the stated period for time-based items. The revenue for the sale of consumable virtual gifts on the online karaoke and online broadcasting platforms is recognized immediately when a virtual item is consumed or, in the case of a time-based virtual item, recognized ratably over the useful life of the items, which generally does not exceed one year. We recognize the revenue for sale of durable virtual gifts over their estimated lifespans of no longer than six months, which are determined by us based on the expected service period derived from past experiences, given there is an implicit obligation of us to maintain the virtual gifts operated on its platforms.

We may share with performers a portion of the revenues derived from the sales of the virtual gifts on the online karaoke and live streaming platforms. Revenues for the sales of virtual gifts are recorded at the gross amount, with the portion remitted to performers recorded as cost of revenues, as we consider ourselves the primary obligor in the sales of virtual gifts with us possesses the latitude in establishing prices; and the rights to determine the specifications or change the virtual gifts.

We also generate revenue from online karaoke and live streaming services by selling premium memberships that provide paying users with certain privileges. The fees for these packages are time-based ranging from one month to twelve months and are collected up-front from the respective subscribers. The receipt of the subscription fees is initially recorded as deferred revenue. We satisfy our performance obligation by providing services over the subscription period and revenue is recognized ratably over the subscription period.

(c)	Principal and agent consideration

We report the revenue on a gross or net basis depending on whether we are acting as a principal or an agent in a transaction. The determination of whether to report the revenues of ours on a gross or net basis is based on an evaluation made of various factors, including but not limited to whether we (i) are the primary obligor in the arrangement; (ii) has latitude in establishing the selling price; (iii) changes the product or performs part of the service; (iv) has involvement in the determination of product and service specifications.

We do not disclose the information about the remaining performance obligations as the performance obligations of us have an expected duration of one year or less.

(d)	Contract liabilities and contract costs

A contract liability is our obligation to transfer goods or services to a customer for which we have received a consideration (or an amount of consideration is due) from the customer.

Contract costs include incremental costs of obtaining a contract and costs to fulfill a contract. The contract costs are amortized using a method which is consistent with the pattern of recognition of the respective revenues. We have applied the practical expedient to recognize the contract cost relating to obtain a contract as an expense when incurred, if otherwise the amortization period is one year or less.

Current and Deferred Income Tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

(a)	Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where our subsidiaries and associates operate and generate taxable income. We periodically evaluate positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(b)	Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where we are able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

(c)	Offsetting

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(d)	Uncertain tax positions

In determining the amount of current and deferred income tax, we take into account the impact of uncertain tax positions and whether additional taxes, interest or penalties may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes us to change its judgment regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Recoverability of Non-Financial Assets

We test annually whether goodwill has suffered any impairment. Goodwill and other non-financial assets, mainly including property, plant and equipment, right-of-use assets, intangible assets, as well as investments accounted for using equity method are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts have been determined based on value-in-use calculations or fair value less costs to sell. These calculations require the use of judgments and estimates.

Our judgment is required in the area of asset impairment particularly in assessing: (i) whether an event has occurred that may indicate that the related asset values may not be recoverable; (ii) whether the carrying value of an asset can be supported by the recoverable amount, being the higher of fair value less costs to sell and net present value of future cash flows which are estimated based upon the continued use of the asset in the business; (iii) the selection of the most appropriate valuation technique, e.g. the market approach, the income approach, as well as a combination of approaches, including the adjusted net asset method; and (iv) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by us in assessing impairment, including the revenue growth and margin, terminal growth rates and pre-tax discount rates assumptions adopted in the cash flow projections, could materially affect the net present value used in the impairment test and as a result affect our financial condition and results of operations. If there is a significant adverse change in the projected performance and resulting future cash flow projections, it may be necessary to take an impairment charge to income statement.

Share-based Compensation Expenses and Valuation of Our Ordinary Shares

We operate a number of equity-settled share-based compensation plan (including share option schemes and share award schemes), under which we receive services from employees as consideration for equity instruments (including stock options and restricted shares units (“RSUs”)) of us. In addition, the controlling shareholder, Tencent, also operates certain share-based compensation plans (mainly share option schemes and share award schemes) which may cover our employees. Share awards granted to our employees are measured at the grant date based on the fair value of equity instruments and are recognized as an expense over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied, and credited to equity as “share-based compensation reserve” if it is related to equity instruments of the Company or as “contribution from ultimate holding company” if it is related to equity instruments of Tencent.

For grant of share options, the total amount to be expensed is determined by reference to the fair value of the options granted by using Binomial model (the “Binomial Model”). The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, expected forfeiture rate, risk-free interest rates, contract life and expected dividends. For grant of award shares, the total amount to be expensed is determined by reference to the fair value of the Company or market price of Tencent’s shares at the grant date.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

If a share-based arrangement involving a compound financial instrument issued by us, which includes a debt component (i.e. the counterparty’s right to demand payment in cash) and an equity component (i.e. the counterparty’s right to demand settlement in equity instruments rather than in cash), to any party other than employees, we measure the equity component of the compound financial instrument as the difference between the fair value of the goods or services received and the fair value of the debt component, at the date when the goods or services are received. If a compound financial instrument issued by us to the employees, we first measure the fair value of the debt component, and then measure the fair value of the equity component—taking into account that the counterparty must forfeit the right to receive cash in order to receive the equity instrument. The fair value of the compound financial instrument is the sum of the fair values of the two components. The debt component will be accounted for as a cash-settled share-based payment transaction; and the equity component will be accounted for as an equity-settled share-based payment.

Consolidation of VIEs

We exercise control over the VIEs and have the right to recognize and receive substantially all the economic benefits through the Contractual Arrangements. We consider that it controls the VIEs notwithstanding the fact that it does not hold direct equity interests in the VIEs, as it has power over the financial and operating policies of the VIEs and receive substantially all the economic benefits from the business activities of the VIEs through the Contractual Arrangements. Accordingly, all these VIEs are accounted for as controlled structured entities and their financial statements have also been consolidated by the Company.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2.2 to the Accountant’s Report of our Company, the text of which is set out in “Consolidated Financial Statements.”

DIVIDEND

We currently have no plan to declare or pay any dividends in the near future on our shares or ADSs, as we currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. During the Track Record Period, no dividend was paid or declared by us.

Our Board of Directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

DISTRIBUTABLE RESERVES

As of March 31, 2022, we did not have any distributable reserves.

LISTING EXPENSES

We expect to incur listing expenses of approximately RMB74.7 million consisting of (i) Sponsor-related expenses of approximately RMB22.2 million, and (ii) non-sponsor-related expenses of approximately RMB52.5 million, which are further comprised of fees and expenses of legal advisers and accountants of RMB40.1 million and other fees and expenses of RMB12.4 million. Listing expenses are recognized in our consolidated statements of comprehensive income/loss as and when they are incurred.

UNAUDITED PRO FORMA ADJUSTED NET TANGIBLE ASSETS

The following unaudited pro forma statement of our adjusted net tangible assets prepared in accordance with Rule 4.29 of the Hong Kong Listing Rules is to illustrate the effect of the Listing on our consolidated net tangible assets attributable to the shareholders as of March 31, 2022 as if the Listing had taken place on that date.

The unaudited pro forma statement of adjusted net tangible assets has been prepared for illustrative only and, because of its hypothetical nature, it may not give a true picture of our consolidated net tangible assets had the Listing been completed as of March 31, 2022 or any future dates.

	Audited consolidated net tangible assets of our Group attributable to the equity holders of the Company as at March 31, 2022	Estimated listing expense	Unaudited pro forma adjusted consolidated net tangible assets attributable to the equity holders of the Company as at March 31, 2022	Unaudited pro forma adjusted net tangible assets per Share		Unaudited pro forma adjusted net tangible assets per ADS
	RMB in millions	RMB in millions	RMB in millions	RMB	HK$	RMB	HK$
Based on 3,261,741,670 Shares	26,614	(75)	26,539	8.14	10.03	16.27	20.07

NO MATERIAL ADVERSE CHANGE

Our Directors confirm that, as of the date of the Listing Document, there has not been any material adverse change in our financial or trading position or prospects since March 31, 2022, and there is no event since March 31, 2022 which would materially affect the information shown in the Accountant’s Report of our Company, the text of which is set out in “Consolidated Financial Statements.”

DISCLOSURE REQUIRED UNDER THE LISTING RULES

Our Directors confirm that, as of the Latest Practicable Date, there were no circumstances that would give rise to a disclosure requirement under Rules 13.13 to 13.19 of the Hong Kong Listing Rules.

RELATED PARTY TRANSACTIONS

The following section sets forth sets forth supplemental information concerning related party transactions pursuant to the Hong Kong Stock Exchange Listing Rules in the Listing Document.

CONTRACTUAL ARRANGEMENTS

PRC laws limit or prohibit foreign ownership of companies engaged in value-added telecommunication services (except for a few exceptions), internet audio-video program services, online publishing businesses, internet culture businesses (except for music), and radio and television program production businesses and other related businesses in China. Due to these restrictions, we operate our relevant business through contractual arrangements with our variable interest entities. For a description of these contractual arrangements, see “History and Corporate Structure – Contractual Arrangements.”

TRANSACTIONS WITH TENCENT

Tencent Business Cooperation

We had a master business cooperation agreement with Tencent beginning in July 2016 when Tencent acquired CMC that expired on July 12, 2018. We then entered into a new master business cooperation agreement with Tencent, which became effective on July 12, 2018. Pursuant to such master business cooperation agreement, among others:

(i)	Tencent agreed to provide support to certain products specified by our Group in terms of access and user traffic;

(ii)	Tencent and our Group agreed to certain revenue sharing mechanisms with each other in respect of certain service products offered by Tencent;

(iii)	Tencent and our Group agreed that our Group is entitled, but not obliged, to use Tencent’s online media group and data management platform as sales channels of the advertising business of our Group;

(iv)

Tencent agreed that the platform operated by our Group (the “TME Platform”) is permitted to continue to use the relevant social insight of Tencent’s existing users and Tencent will assist the TME Platform in such use, subject to compliance with requirements under applicable laws and regulations including user consents; and

(v)

Tencent agreed to provide our Group with technical services for the purpose of the normal operation of our businesses and our Group will pay Tencent fees for the use of Tencent’s technical services provided that the ownership of the assets to be used in Tencent’s technical services (including, but not limited to, the servers) remains unchanged and Tencent’s applicable rules and policies relating to the use of such assets are observed.

Co-investment in Spotify

In December 2017, (i) we issued 282,830,698 ordinary shares to Spotify AB (a wholly-owned subsidiary of Spotify Technology S.A., or Spotify), and (ii) Spotify, in exchange, issued 8,552,440 ordinary shares (after giving effect to a 40-to-one share split of Spotify’s ordinary shares) to TME Hong Kong. In connection with its acquisition of our ordinary shares, Spotify agreed not to transfer our ordinary shares for a period of three years from December 15, 2017, subject to certain limited exceptions. We held an approximately 2.5% equity interest in Spotify immediately following our investment in Spotify. In connection with our investment in Spotify, on December 15, 2017, an investor agreement was entered into by and among Spotify, TME, TME Hong Kong, Tencent and a wholly-owned subsidiary of Tencent (together with TME, TME Hong Kong and Tencent, the “Tencent Investors”) and certain Spotify parties, pursuant to which Spotify’s co-founder has the sole and exclusive right to vote, in his sole and absolute discretion, any of Spotify’s securities beneficially owned by the Tencent Investors or their controlled affiliates.

Co-investment in Universal Music Group

In March 2020, through one of our wholly-owned subsidiaries, we joined a consortium led by Tencent to acquire a 10% equity stake in Universal Music Group, or UMG, from its parent company, Vivendi S.E., at an enterprise value of EUR30 billion. We invested a 10% equity interest in the consortium. The foregoing transaction is referred to in the Listing Document as the Initial UMG Transaction and was closed in March 2020. The consortium also has the option to purchase an additional 10% equity stake in UMG at the same enterprise value as in the Initial UMG Transaction pursuant to the terms of the transaction documents. In December 2020, the consortium in the Initial UMG Transaction exercised its call option to acquire an additional 10% equity interest in UMG from Vivendi S.E. at the same enterprise value of EUR30 billion as in the Initial UMG Transaction. This transaction was closed in January 2021.

Strategic Partnership with China Literature

In March 2020, we signed a five-year strategic partnership with China Literature, which is a subsidiary of our parent company Tencent. Through this partnership arrangement, we are granted a global license to produce derivative content in the form of audiobooks of online literary works for which China Literature has the rights or the license to adapt, and the rights to sublicense, as well as the ability to distribute, existing audiobooks in China Literature’s portfolio.

Acquisition of Shenzhen Lanren

In January 2021, we, through one of our PRC entities, entered into a definitive agreement to acquire 100% equity interest in Shenzhen Lanren, which operates Lazy Audio, a well-established audio platform in China, for a total consideration of RMB2.7 billion, primarily payable in cash, plus certain post-acquisition equity-settled awards to Shenzhen Lanren’s management team. The then shareholders of Shenzhen Lanren include China Literature, which is a subsidiary of our parent company Tencent, Shenzhen Lanren’s management team and other financial investors. Our acquisition of Shenzhen Lanren was completed in March 2021.

EMPLOYMENT AGREEMENTS AND INDEMNIFICATION AGREEMENTS

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain noncompetition and nonsolicitation restrictions during the term of his or her employment and for two years following the last date of employment.

We have also entered into indemnification agreements with each of our Directors and executive officers. Under these agreements, we agree to indemnify our Directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of the Company.

SHARE INCENTIVES

The Share Incentive Plans, details of which are set out in the section headed “Directors and Senior Management — Compensation.”

OTHER RELATED PARTY TRANSACTIONS

In the ordinary course of business, from time to time, we carry out transactions and enter into arrangements with related parties other than Tencent, none of which is considered to be material.

The table below sets forth the major related parties and their relationships with us as of March 31, 2022.

Name of related parties	Relationship with the Group
Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Group’s principal owner

China Literature Limited (“China Literature”)	Tencent’s subsidiary

The table below sets forth our significant related party transactions for the periods indicated.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$
	(in millions)
				(unaudited)
Revenues
Online music services to Tencent Group(1)	355	277	364	76	12
Online music services to the Company’s associates and associates of Tencent Group	40	206	412	30	5
Social entertainment services and others to Tencent Group, the Company’s associates and associates of Tencent Group	21	213	170	24	4
Expenses
Operation expenses recharged by Tencent Group(2)	752	1,082	1,260	351	55
Advertising agency cost to Tencent Group(3)	231	440	652	81	13
Content royalties to Tencent Group, the Company’s associates and associates of Tencent Group(4)	132	306	541	139	22
Other costs to the Company’s associates and associates of Tencent Group	25	48	176	21	3

Notes:

(1)	Primarily include revenue from content sublicensing, online advertising and subscriptions provided to Tencent Group pursuant to the Business Cooperation Agreement.
(2)	Primarily include expenses associated with cloud services and certain administrative functions provided to us by Tencent Group.
(3)	Primarily include advertising fees paid to Tencent Group for our advertising services sold through Tencent Group.
(4)

Primarily include content royalty we paid to Tencent Group and music labels who are our associates or the associates of Tencent Group. In March 2020, we signed a five-year strategic partnership with China Literature, a subsidiary of Tencent, with an aggregate minimum guarantee of RMB250 million, and any excess portion will be shared based on a predetermined percentage. The present value of the minimum guarantee of RMB227 million was recognized as intangible assets in March 2020. Amortization expense for the year ended December 31, 2020 and 2021, and the three months ended March 31, 2022 was included in the content royalties to Tencent Group presented above.

The table below sets forth the balances with our related parties as of the dates indicated.

	As of December 31,			As of March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$
		(in millions)
				(unaudited)
Included in accounts receivable from related parties:
Tencent Group	1,653	1,993	2,510	1,416	223
The Company’s associates and associates of Tencent Group	49	48	90	100	16
Included in prepayments, deposits and other assets from related parties:
Tencent Group	50	39	51	52	8
The Company’s associates and associates of Tencent Group	23	64	142	219	35
Included in accounts payable to related parties:
Tencent Group	215	763	719	1,548	244
The Company’s associates and associates of Tencent Group	15	37	198	113	18
Included in other payables and accruals to related parties:
Tencent Group	382	237	440	442	70
The Company’s associates and associates of Tencent Group	19	46	55	63	10

Outstanding balances are unsecured and are payable on demand.

The table below sets forth our key management personnel compensations for the periods indicated.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$
	(in millions)
				(unaudited)
Short-term employee benefits	65	62	70	17	3
Share-based compensation	233	205	153	33	5

	298	267	223	50	8

MAJOR SHAREHOLDERS

The following section sets forth updated and supplemental information concerning major shareholders in the Listing Document.

The following table sets forth information with respect to the beneficial ownership of our Shares, as of the Latest Practicable Date, by:

•	each of our Directors and executive officers;

•	all of our Directors and executive officers as a group; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 3,390,154,264 outstanding ordinary shares as of the Latest Practicable Date, comprising of (i) 1,675,015,086 Class A ordinary shares and (ii) 1,715,139,178 Class B ordinary shares, which does not take into account any further Shares issued after the Latest Practicable Date and prior to the Listing.

Beneficial ownership presented in the table below is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of the Listing Document, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned as of the Latest Practicable Date
	Class A Ordinary Shares		Class B Ordinary Shares		Total ordinary shares		Percentage of aggregate voting power***
	Number	%	Number	%	Number	%
Directors and Executive Officers†
Cussion Kar Shun Pang	*	*	—	—	*	*	—
Zhu Liang	*	*	—	—	*	*	—
Zhenyu Xie	*	*	*	*	*	*	*
James Gordon Mitchell	*	*	—	—	*	*	*
Brent Richard Irvin	*	*	—	—	*	*	*
Matthew Yun Ming Cheng	—	—	—	—	—	—	—
Edith Manling Ngan	*	*	—	—	*	*	*
Adrian Yau Kee Mak	—	—	—	—	—	—	—
Jeanette Kim Yum Chan	—	—	—	—	—	—	—
Min Hu	*	*	—	—	*	*	—
Cheuk Tung Tony Yip	*	*	—	—	*	*	—
Linlin Chen	*	*	*	*	*	*	*
Lixue Shi	*	*	*	*	*	*	*
Tsai Chun Pan	*	*	—	—	*	*	*
All directors and executive officers as a group	*	*	*	*	*	*	*
Principal Shareholders:
Tencent(1)	161,497,857	9.6	1,640,456,882	95.7	1,801,954,739	53.2	90.4
Spotify(2)	282,830,698	16.9	—	—	282,830,698	8.3	—

Notes:

*	Less than 1% of our total outstanding shares.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 3,390,154,264, being the number of ordinary shares issued and outstanding (consisting of 1,675,015,086 Class A ordinary shares and 1,715,139,178 Class B ordinary shares) as of the Latest Practicable Date, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of the Listing Document.

***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†

Except for Mr. Zhu Liang, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin, Mr. Matthew Yun Ming Cheng, Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan, the business address of our Directors and executive officers is Unit 3, Building D, Kexing Science Park, Kejizhongsan Avenue, Hi-Tech Park, Nanshan District, Shenzhen, 518057, the People’s Republic of China. The business address of Mr. James Gordon Mitchell and Mr. Brent Richard Irvin is Tencent Building, Kejizhongyi Road, Hi-tech Park, Nanshan District, Shenzhen, 518057, China. The business address of Mr. Matthew Yun Ming Cheng is 29/F, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong. The business address of Ms. Edith Manling Ngan is Wu Yee Sun College Master’s Lodge, Chinese University of Hong Kong, Shatin, Hong Kong. The business address of Mr. Adrian Yau Kee Mak is Rm C, 9/F, 1 Homantin Hill, 1 Homantin Hill Road, Kowloon, Hong Kong. The business address of Ms. Jeanette Kim Yum Chan is Suites 6308-10, 63/F, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong. The business address of Mr. Zhu Liang is FIYTA Hi-tech Building, Gaoxin South 1st Road, Nanshan District, Shenzhen City, Guangdong Province, China. As at the Latest Practicable Date, Mr. Liang Tang was our independent Director. He resigned from directorship effective on the date of the Listing Document.

(1)

The number of ordinary shares beneficially owned represents the sum of (i) 1,640,456,882 Class B ordinary shares held by Min River, a company incorporated in the British Virgin Islands, which is beneficially owned and controlled by Tencent; (ii) 141,415,349 Class A ordinary shares, or 50% of the 282,830,698 Class A ordinary shares held of record by Spotify AB; the voting power of such 141,415,349 Class A ordinary shares held of record by Spotify AB is vested with Tencent pursuant to the Spotify Investor Agreement and the Tencent Voting Undertaking, therefore Tencent is deemed to beneficially own such ordinary shares (pursuant to the Spotify Investor Agreement, Spotify has given Tencent a sole and exclusive right to vote our securities beneficially owned by Spotify and its affiliates, while pursuant to the Tencent Voting Undertaking, Tencent is obligated to vote 50% of the securities subject to the foregoing proxy from Spotify in proportion to votes cast for and against by non-Spotify shareholders); and (iii) an aggregate of 20,082,508 Class A ordinary shares held of record by certain minority shareholders of the Company; the voting power of these ordinary shares is vested with Tencent and therefore Tencent may be deemed to beneficially own these Class A ordinary shares. Tencent disclaims pecuniary ownership for the foregoing securities subject to the Tencent Voting Undertaking and the foregoing 20,082,508 ordinary shares held by record by the minority shareholders. The foregoing beneficial ownership information of Tencent is based on the Amendment No. 2 to Schedule 13G filed by Tencent with the SEC on February 10, 2022. Tencent may be deemed to have economic interest in the 1,640,456,882 Class B ordinary shares held of record by Min River, representing approximately 48.4% of the total outstanding ordinary shares of the Company as of the Latest Practicable Date. The registered address of Min River is P.O. Box 957, Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands.

(2)

The number of Class A ordinary shares beneficially owned represents 282,830,698 Class A ordinary shares held by Spotify AB, a company incorporated in Sweden, which is beneficially owned and controlled by Spotify Technology S.A. (NYSE: SPOT). See Note (2) above for a description of the voting proxy granted by Spotify AB with respect to such ordinary shares. The registered address of Spotify AB is Birger Jarlsgatan 61, 11356 Stockholm, Sweden.

As of the Latest Practicable Date, 1,367,701,994 of our outstanding Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 40.3% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth updated and supplemental information concerning our directors and senior management in the Listing Document.

OVERVIEW

The following table sets forth information regarding our Directors and senior management.

Name	Age	Position/Title	Date of appointment	Year of joining our Group
Directors(1)

Mr. Cussion Kar Shun Pang	48	Executive Chairman of the Board of Directors	April 2021	2014

		Director	May 2014

Mr. Zhu Liang	46	Director	April 2021	2021

		Chief Executive Officer	April 2021

Mr. Zhenyu Xie	48	President	September 2016	2014

		Director	April 2014

		Chief Technology Officer	May 2019

Mr. James Gordon Mitchell	48	Director	December 2018	2018

Mr. Brent Richard Irvin	50	Director	July 2016	2016

Mr. Matthew Yun Ming Cheng	52	Director	May 2022	2022

Ms. Edith Manling Ngan	57	Independent Director (2)	December 2018	2018

Mr. Adrian Yau Kee Mak	62	Independent Director (2)	October 2020	2020

Ms. Jeanette Kim Yum Chan	64	Independent Director (1)(2)	Date of the Listing Document	2022

Senior Management

Ms. Min Hu	50	Chief Financial Officer	November 2016	2016

Mr. Cheuk Tung Tony Yip	41	Chief Strategy Officer	March 2018	2018

Ms. Linlin Chen	42	Group Vice President	April 2014	2014

		Head of Kugou Business Unit	May 2019

Mr. Lixue Shi	48	Group Vice President	November 2012	2012

		Head of Kuwo Business Unit	May 2019

Mr. Tsai Chun Pan	47	Group Vice President	March 2018	2017

		Head of Content Cooperation Business	March 2019

Notes:

(1)

As at the Latest Practicable Date, our Board consisted of nine Directors, including three independent Directors, among which, Mr. Liang Tang, one of our independent Directors, resigned from directorship and his position as a member of the Compensation Committee effective on the date of the Listing Document and the appointment of Ms. Jeanette Kim Yum Chan as our independent Director became effective at the same time. The replacement of our independent Director would allow us to meet the requirements under Rules 3.10(1) and 3.10A of the Hong Kong Listing Rules and our Board includes at least three independent non-executive directors (under the context of the Hong Kong Listing Rules), who shall represent at least one-third of our Board. We have also determined that each of Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan meets the independence standards under applicable U.S. regulations.

See “— Board Practices” for the functions and duties of our Board. Our Board is responsible for exercising other powers, functions and duties in accordance with the Articles of Association, and all applicable laws, including the Hong Kong Listing Rules.

(2)

As at the date of the Listing Document, our independent directors, namely, Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan under applicable U.S. regulations are also independent non-executive directors for the purpose of the Hong Kong Listing Rules. We have determined that each of Ms. Edith Manling Ngan and Mr. Adrian Yau Kee Mak qualifies as an “audit committee financial expert” under the applicable rules of the SEC. Mr. Adrian Yau Kee Mak has the appropriate professional accounting or financial management experience as required under Rule 3.10 of the Hong Kong Listing Rules.

Save as disclosed below in this section and the section headed “Business — Legal Proceedings and Compliance — Legal Proceedings,” (1) none of our Directors held any other directorships in any other company listed in Hong Kong or overseas during the three years immediately preceding the date of the Listing Document and, (2) save for the fact that Mr. Zhenyu Xie is the spouse of Ms. Linlin Chen, there are no other family relationships among any of the Directors or executive officers of our Company, (3) there is no other matter in respect of each of the Directors that is required to be disclosed pursuant to Rules 13.51(2)(a) to (v) of the Hong Kong Listing Rules, and (4) there is no other material matter relating to our Directors that needs to be brought to the attention of our shareholders and the information of our Directors disclosed in the Listing Document comply with the requirements under Rule 13.51(2) of the Hong Kong Listing Rules in all material respects. See “Major Shareholders” for disclosure of interests of the Directors and executive officers.

BIOGRAPHIES

Our Directors

Mr. Cussion Kar Shun Pang has been appointed as our Executive Chairman since April 2021. He has been a member of our Board of Directors since May 2014 and served as our Chief Executive Officer from July 2016 to April 2021. Mr. Pang is responsible for setting our long term strategy, overall coordination and management of the Board and the Company, as well as serving as the head of content ecosystem business. Mr. Pang joined Tencent (HKEX: 0700) in 2008 and was appointed as the corporate vice president of Tencent in 2013. He has extensive experience across multiple businesses within Tencent including online games, e-commerce and social networking. Prior to joining Tencent, Mr. Pang worked for a number of publicly listed companies in telecommunications, internet and media industries, such as PCCW Limited (HKEX: 0008). Mr. Pang is an internet industry leader with over 25 years of experience and serves as a Standing Council Member of the Internet Society of China. Mr. Pang received a bachelor’s degree in mathematics (honors), business administration and information systems from University of Waterloo, Canada.

Mr. Zhu Liang has been our Chief Executive Officer and a member of our Board of Directors since April 2021, and oversees our QQ Music, Kugou Music, Kuwo Music, WeSing and long-form audio business. Prior to this appointment, Mr. Liang joined Tencent (HKEX: 0700) in 2003 and served as the corporate vice president of Tencent since 2016. Prior to that role, Mr. Liang was the general manager of QQ Music from 2014 to 2016. Prior to joining Tencent, Mr. Liang worked for Huawei Technology Co., Ltd.. Mr. Liang received a doctor’s degree in signal and information processing from Tianjin University in 2003.

Mr. Zhenyu Xie currently serves as our President and Chief Technology Officer and has been a member of our Board of Directors since April 2014 and currently oversees our Kugou business. Mr. Xie founded Kugou Music in 2004 and has been committed to Internet technology innovation and the development of the digital music industry for more than a decade. Before founding Kugou Music, he founded Shenzhen SoGua Network Technology Co., Ltd. in 2001, which was the first digital music search engine in China. Mr. Xie also served as a senior technical engineer from 1998 to 2001 at China Merchants Bank Co., Ltd. and graduated from Sun-Yat Sen University in 1997 with a bachelor’s degree in computer science.

Mr. James Gordon Mitchell has served as a member of our Board of Directors since December 2018, and chairs the compensation committee of the Board. Mr. Mitchell is Chief Strategy Officer and a Senior Executive Vice President of Tencent, where he has worked since July 2011. Mr. Mitchell also serves as the chairman and non-executive director of the board of China Literature Limited (HKEX: 0772) since June 2017. He is a director of certain other listed companies, including Frontier Developments Plc (AIM: FDEV), NIO Inc. (NYSE: NIO, HKEX: 09866, SGX: NIO) and Universal Music Group (EURONEXT: UMG), and of various unlisted companies. Prior to joining Tencent, Mr. Mitchell was a managing director at Goldman Sachs. He received a degree from Oxford University and holds a Chartered Financial Analyst Certification.

Mr. Brent Richard Irvin has served as a member of our Board of Directors since July 2016. Mr. Irvin joined Tencent in January 2010 and currently serves as the corporate vice president and the general counsel of Tencent. He is also the Head of Tencent America, responsible for the operation of the Tencent’s U.S. offices. Mr. Irvin also serves as a member of Stanford Law School’s board of visitors. Mr. Irvin is also a non-executive director of Tongcheng Travel Holdings Limited (HKEX: 0780) since March 2018. Prior to that, Mr. Irvin worked as a corporate lawyer in Silicon Valley from 2003 to 2009, first at Shearman & Sterling and later at Wilson Sonsini Goodrich & Rosati. Mr. Irvin received a bachelor’s degree in history from Carleton College in 1994, a master’s degree in Asian Studies from Yale University in 1995, and a juris doctorate degree from Stanford Law School in 2003.

Mr. Matthew Yun Ming Cheng has been serving as a member of our Board of Directors since May 2022. Mr. Cheng joined Tencent in November 2010, and currently serves as the corporate vice president of Tencent. Mr. Cheng also currently serves as a non-executive director of China Literature Limited (HKEX: 0772) since November 2019, a non-executive director of Tongcheng Travel Holdings Limited (HKEX: 0780) since April 2020 and a director of HUYA Inc. (NYSE: HUYA) since February 2021. Prior to joining Tencent in 2010, Mr. Cheng assumed financial management functions at various companies, including Price Waterhouse, and China Everbright Technology Limited (HKEX: 0256). Mr. Cheng is a fellow member of the Association of Chartered Certified Accountants. Mr. Cheng received a bachelor’s degree in accountancy from the Hong Kong Polytechnic University in October 1992.

Ms. Edith Manling Ngan has served as a member of our Board of Directors, and, for purposes of the Hong Kong Listing Rules, an independent non-executive Director, since December 2018, and is the member of the audit committee and the compensation committee of our Board. Ms. Ngan currently serves as an independent non-executive director of the board, Audit Committee Chair and a member of the remuneration committee for Blue Moon Group Holdings Limited (HKEX: 06993) since December 2020, an independent non-executive director, Audit Committee Chair and a member of the nomination committee, the remuneration committee, the risk committee and the compliance committee for the Asia Financial Holdings Limited (HKEX: 0662) since May 2022, and an independent non-executive director of Swire Pacific Limited (HKEX: 00019 and 00087) since June 2022. She is also a member of the Hong Kong SAR Government Standing Commission on Disciplined Service Salaries and Conditions of Service and sits on various investment committees of government funds. Prior to her retirement in 2017 as regional managing director, East Asia of the Royal Institute of Chartered Surveyors (RICS), a global leading professional body for qualifications and standards in land, property, infrastructure and construction, she was chief executive from 2012 to 2016 of the Hong Kong Securities and Investment Institute, which sets and administers the licensing examinations for the Hong Kong Securities and Futures Commission. Between 1996 and 2010, Ms. Ngan had worked in financial institutions including Invesco Asia Limited, Principal International (Asia) Ltd. and ABN AMRO Fund Services (Asia) Ltd. in regional management roles before she moved to non-profits and served as an executive director of Asia Society Hong Kong Center between 2010 to 2012. Ms. Ngan received her bachelor’s degree in industrial engineering and engineering management from Stanford University and is a fellow of the Institute of Chartered Accountants in England and Wales (ICAEW), the Hong Kong Institute of Certified Public Accountants (HKICPA) and the Hong Kong Institute of Directors (HKIoD).

Mr. Adrian Yau Kee Mak has served as a member of our Board of Directors, and, for purposes of the Hong Kong Listing Rules, an independent non-executive Director, since October 2020, and is the chairman of the audit committee of the Board. Mr. Mak is primarily responsible for supervising and providing independent judgment to the Board. He previously was the chief financial officer and the company secretary of Television Broadcasts Limited (HKEX: 00511) from 2004 until his retirement in December 2021. Prior to that, Mr. Mak was CFO of Global Digital Creations Holdings Limited (HKEx: 08271), a company listed on the GEM of the Stock Exchange of Hong Kong, between 2002 and 2004, and CFO of CyberCity Holdings Limited between 2000 and 2002. Between 1992 and 2000, Mr. Mak served as an associate director in the Corporate Finance Division at the Securities and Futures Commission. Between 1983 and 1992, Mr. Mak served as a deputy manager of audit at various offices of KPMG (Hong Kong, London and Birmingham). Mr. Mak is a fellow member of the Institute of Chartered Accountants in England and Wales (FCA) and the Hong Kong Institute of Certified Public Accountants (FCPA). He is also a fellow member of the Hong Kong Investor Relations Association. Mr. Mak obtained a bachelor’s degree in chemical engineering from the University of Birmingham in the United Kingdom in July 1983.

Ms. Jeanette Kim Yum Chan has been appointed as a member of our Board of Directors, and, for purposes of the Hong Kong Listing Rules, an independent non-executive Director, with effect from the date of the Listing Document. Ms. Chan has been working in Airwallex (Cayman) Limited (“Airwallex”), a global cross-border payments company, since 2019, and is currently the chief legal, compliance and risk officer of the group of Airwallex. Prior to Airwallex, she served as the managing partner of the China practice at Paul, Weiss, Rifkind, Wharton & Garrison LLP, an international law firm where her practice focused on cross-border mergers and acquisitions and private equity investments, with an emphasis on joint venture transactions and in the telecommunications, IT and media markets in the Asia Pacific region from 1986 to 2019. She is an independent non-executive director of AirPower Technologies Limited. She has served as an independent non-executive director and a member of the audit committee, remuneration committee and nomination committee of Interra Acquisition Corporation. Ms. Chan is qualified to practice law in New York, British Columbia (Canada) and Hong Kong and is a non-practising solicitor of England and Wales. She obtained a Bachelor of Arts from the University of Toronto in Canada in 1980, a Bachelor of Laws from the University of British Columbia in Canada in May 1983, and a Master’s degree in Law from Harvard University in the United States in June 1986.

Our Senior Management

Ms. Min Hu currently serves as our Chief Financial Officer, in charge of our finance and corporate IT functions. Ms. Hu served various controller roles in Tencent’s business groups, including the Interactive Entertainment Group, the Mobile Internet Group, the Social Network Group and the Technology and Engineering Group from 2007 to 2016. Prior to joining Tencent, Ms. Hu served as the director of internal audit department at Huawei Technology Co., Ltd.. Ms. Hu has more than 20 years of comprehensive experience in finance, such as financial management, capital operation, operation management, mergers and acquisitions, internal control and internal audit. Ms. Hu is a member of Chartered Institute of Management Accountants (CIMA), CPA Australia, China Institute of Certified Public Accountants (CICPA), and a Certified Internal Auditor (CIA). Ms. Hu received a bachelor’s degree in Industrial Foreign Trade from Xi’an Jiaotong University in China and a master’s degree in system engineering from Beijing Jiaotong University in China.

Mr. Cheuk Tung Tony Yip currently serves as our Chief Strategy Officer and is responsible for overseeing our overall strategic development, investment strategy, investor relations, and capital markets activities. Mr. Yip also oversees Ultimate Music, our business unit that provides online music services to smart device manufactures. Prior to joining us, Mr. Yip was vice president of Baidu, Inc. (NASDAQ: BIDU, HKEX: 9888) since September 2015, where he served as the chief financial officer of Baidu’s search business group and Baidu’s head of investments, mergers and acquisitions. Mr. Yip served on the board of directors of Ctrip.com International, Ltd. (NASDAQ: TCOM, HKEX: 9961) from 2015 to 2017. Prior to that, Mr. Yip worked at Goldman Sachs since 2007 and served as a managing director in technology, media and telecom investment banking. Mr. Yip has 20 years of experience in corporate finance and development including strategic partnerships, initial public offerings, mergers and acquisitions, divestitures, corporate restructurings, and equity and debt financings. Mr. Yip obtained his bachelor of commerce degree in finance and accounting from University of Queensland in Australia.

Ms. Linlin Chen is one of the founding members of Kugou, who currently serves as our Group Vice President and oversees our Kugou business. Ms. Chen has extensive management experience in product operations, marketing and corporate governance. Ms. Chen holds an EMBA degree from Sun-Yat Sen University.

Mr. Lixue Shi currently serves as our Group Vice President and currently oversees our Kuwo business. Prior to joining us in November 2012, Mr. Shi served as the assistant general manager of the Online Media Group at Tencent from 2008 to 2012. Mr. Shi graduated from Tsinghua University in 1998 with a bachelor’s degree in mechanical engineering.

Mr. Tsai Chun Pan is currently responsible for the overall strategies and daily management of our content cooperation business. Prior to joining us as a Group Vice President, Mr. Pan worked as the head of entertainment services for Nokia Greater China from 2005 to 2013, and in 2014, he established Ultimate Music, which was acquired by TME in 2017. Mr. Pan graduated from the School of Oriental and African Studies, University of London, with a bachelor’s degree in Japanese studies in 1999 and obtained a master’s degree in marketing management from Cranfield University in the UK in 2000.

COMPENSATION

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain noncompetition and nonsolicitation restrictions during the term of his or her employment and for two years following the last date of employment.

We have also entered into indemnification agreements with each of our Directors and executive officers. Under these agreements, we agree to indemnify our Directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a Director or officer of the Company.

Compensation of Directors and Executive Officers

For each of the three years in the period ended December 31, 2021 and the three months ended March 31, 2022, we paid an aggregate cash compensation of approximately RMB65.0 million, RMB62.1 million, RMB69.8 million and RMB17.3 million (US$2.7 million), respectively, to our Directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our Board of Directors may determine compensation to be paid to the Directors and the executive officers. The Compensation Committee will assist the Directors in reviewing and approving the compensation structure for the Directors and the executive officers. For share incentive grants to our Directors and executive officers, see “– Share Incentive Plans.”

Share Incentive Plans

Our Board of Directors has approved and adopted share-based awards under three share incentive plans, namely, the 2014 Share Incentive Plan, the 2017 Option Plan, and the 2017 Restricted Share Scheme.

2014 Share Incentive Plan

Prior to Tencent’s acquisition of CMC, CMC adopted an employee share incentive plan on October 22, 2014, or the 2014 Share Incentive Plan. The purpose of the 2014 Share Incentive Plan is to promote the long-term success of the company and the creation of shareholder value by offering employees, officers, directors and consultants the opportunity to share in such long-term success by acquiring a proprietary interest in the company. Tencent’s acquisition of CMC in July 2016 constituted a “change of control” for the purpose of the 2014 Share Incentive Plan in which case, pursuant to the 2014 Share Incentive Plan, all the outstanding awards granted thereunder shall be subject to applicable agreement of merger or reorganization. Pursuant to the share subscription agreement entered into by and between CMC and Min River on July 6, 2016 in connection with Tencent’s acquisition of CMC, all the outstanding awards granted under the 2014 Share Incentive Plan shall remain and continue to be subject to the original vesting schedules under such awards and shall not be accelerated.

Under the 2014 Share Incentive Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards is 101,785,456 Class A ordinary shares. As of April 19, 2022, options to purchase a total of 1,733,442 ordinary shares are outstanding under the 2014 Share Incentive Plan.

The following paragraphs summarize the terms of the 2014 Share Incentive Plan.

Types of Awards. The 2014 Share Incentive Plan permits the awards of options (including incentive share options and non-statutory share options), share appreciation rights, share grants and restricted share units, or RSUs.

Plan Administration. The 2014 Share Incentive Plan shall be administered by our Board or a committee appointed by the Board. Members of any such committee shall serve for such period of time as the Board may determine and shall be subject to removal by the Board at any time. The Board may also at any time terminate the functions of the committee and reassume all powers and authority previously delegated to the committee. With respect to the awards granted to non-employee directors, the Board shall administer the 2014 Share Incentive Plan.

Eligibility. Our employees, directors, non-employee directors and consultants are eligible to participate in the 2014 Share Incentive Plan.

Award Agreement. Each award under the 2014 Share Incentive Plan shall be evidenced and governed exclusively by an award agreement executed by the company and the grantees, including any amendments thereto. The provisions of the various award agreements entered into under the 2014 Share Incentive Plan need not be identical.

Conditions of Award. The plan administrator of the 2014 Share Incentive Plan shall determine the provisions, terms and conditions of each award, including, but not limited to, the award vesting schedule, number of options or shares to be granted, exercise price and form of payment upon settlement of the award.

Acceleration of Awards upon Change in Control. The plan administrator may determine, at the time of grant or thereafter, that an award shall become vested and exercisable, in full or in part, in the event that a change in control of the company occurs.

Protection against Dilution. In the event of a subdivision of the outstanding shares of the Company, a declaration of a dividend payable in our shares, a declaration of a dividend payable in a form other than shares in an amount that has a material effect on the price of our shares, a combination or consolidation of our outstanding shares (by reclassification or otherwise) into a lesser number of shares, a recapitalization, a spin-off or a similar occurrence, the plan administrator shall make appropriate adjustments to protect the participants from dilution.

Transfer Restrictions. Except as otherwise provided in the applicable award agreement and then only to the extent such transfer is otherwise permitted by applicable laws, no awards or interest therein shall be transferred, assigned, pledged or hypothecated by the participant during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than by will or by the laws of descent and distribution.

Amendment, Suspension or Termination of the 2014 Share Incentive Plan. The 2014 Share Incentive Plan shall terminate on October 22, 2024 provided that our Board may amend or terminate the 2014 Share Incentive Plan at any time and for any reason. Any such termination of the 2014 Share Incentive Plan, or any amendment thereof, shall not impair any award previously granted under the 2014 Share Incentive Plan. An amendment of the 2014 Share Incentive Plan shall be subject to the approval of our shareholders only to the extent such approval is required by applicable laws, regulations or rules.

2017 Option Plan

We adopted an employee share incentive plan, or the 2017 Option Plan, on April 15, 2017. The purpose of the 2017 Option Plan is to motivate and reward our employees and other individuals who are expected to contribute significantly to our success to perform at the highest level and to further the best interests of the company and our shareholders.

As at the Latest Practicable Date, the maximum aggregate number of ordinary shares authorized to issue pursuant to equity awards granted under the 2017 Share Option Plan is 118,884,829 Class A ordinary shares after new authorization in April 2022. As of April 19, 2022, options to purchase a total of 40,288,686 Class A ordinary shares are outstanding under the 2017 Option Plan, and 9,586,586 of such options had vested and become exercisable. In April 2022, our Board of Directors authorized the reservation of an additional 20,933,591 Class A ordinary shares for future issuances under equity awards granted under the 2017 Share Option Plan. The reservation of additional shares has been approved by the board of directors and shareholders of Tencent.

The following paragraphs summarize the terms of the 2017 Option Plan.

Types of Awards. The 2017 Option Plan permits the awards of options.

Plan Administration. The 2017 Option Plan shall be administrated by the Board or the Compensation Committee of the Board, or such other committee as may be designated by the Board.

Eligibility. Any employee or any other individual who provides services to us or our affiliates as determined by the plan administrator and holders of options and other types of awards granted by a company acquired by us or with which we combine shall be eligible to be selected to receive an award under the 2017 Option Plan, to the extent an offer of an award or a receipt of such award is permitted by applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

Award Agreement. Each award under the 2017 Option Plan shall be evidenced and governed exclusively by an award agreement executed by the company and the participants, including any amendments thereto. The provisions of the various award agreements entered into under the 2017 Option Plan need not be identical.

Conditions of Award. The administrator of the 2017 Option Plan shall determine the provisions, terms and conditions of each award, including, but not limited to, the types of awards, award vesting schedule, number of shares to be covered by the awards, exercise price, noncompetition requirements and term of each award.

Acceleration of Awards upon Change in Control. The plan administrator may cause an award to be canceled in consideration of the full acceleration of such award or the grant of a substitute award, in the event that a change in control of the Company occurs.

Protection against Dilution. In the event of any division or other distribution (whether in the form of cash, shares or other securities), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other securities of the company, issuance of warrants or other rights to purchase shares or other securities of the company, or other similar corporate transaction or event affecting the shares, or of changes in applicable laws, regulations or accounting principles, the plan distributor may make appropriate equitable adjustments to the outstanding awards as well as number and types of shares available for future awards to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2017 Option Plan.

Transfer Restrictions. Except as may be permitted by the plan administrator or as specifically provided in an award agreement, no award and no right under any award shall be assignable, alienable, saleable or transferable by a grantee other than by will or by designating a beneficiary following procedures approved or accepted by the plan administrator.

Amendment, Suspension or Termination of the 2017 Option Plan. Except to the extent prohibited by applicable law and unless otherwise expressly provided in an award agreement or in the 2017 Option Plan, the plan administrator may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval if such approval is required by applicable law or the rules of the stock exchange, if any, on which the Shares are principally quoted or trade; or (ii) the consent of the affected grantee, if such action would materially and adversely affect the rights of such grantee under any outstanding Award.

2017 Restricted Share Scheme

We adopted a restricted share award scheme, or the 2017 Restricted Share Scheme, on May 17, 2017, which was amended on May 15, 2018. The purpose of the 2017 Restricted Share Scheme is to attract, motivate and reward suitable personnel with a view to achieving the objectives of increasing the value of the company and aligning the interests of the selected personnel directly to the shareholders of the company through ownership of equity interests. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted under the 2017 Restricted Share Scheme is 216,329,580 Class A ordinary shares. As of April 19, 2022, a total of 47,394,718 restricted shares are outstanding under the 2017 Restricted Share Scheme. In April 2022, our Board of Directors authorized the reservation of an additional 104,627,958 Class A ordinary shares for future issuances under equity awards granted under the 2017 Restricted Share Scheme, which has been approved by the board of directors of Tencent.

The following paragraphs summarize the terms of the 2017 Restricted Share Scheme.

Types of Awards. The 2017 Restricted Share Scheme permits the awards of restricted shares.

Scheme Administration. The 2017 Restricted Share Scheme shall be administrated by the Board and the management committee established by the Board. The Board and the management committee may appoint an independent trustee to assist in the administration of the 2017 Restricted Share Scheme.

Eligibility. Any employee (whether full time or part time), executives or officers, directors (including executive, non-executive and independent non-executive directors), consultants, advisers or agents of any member of our group or any entity in which any member of our group holds an equity interest, have contributed or will contribute to the growth and development of our group or any of our invested entity, to the extent an offer of an award or a receipt of such award is permitted by applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

Grant Letter. Each award under the 2017 Restricted Share Scheme shall be evidenced by a written grant letter issued by the scheme administrator. The grantees are required to confirm their acceptance of the award by returning to the scheme administrator a notice of acceptance duly executed by them within 28 days after the date of grant.

Conditions of Award. The administrator of the 2017 Restricted Share Scheme shall determine the provisions, terms and conditions of each award, including, but not limited to, vesting schedule, number of restricted shares to be granted, exercise price and term of each award.

Protection against Dilution. In the event of any division or other distribution (whether in the form of cash, shares or other securities), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other securities of the company, issuance of warrants or other rights to purchase shares or other securities of the company, or other similar corporate transaction or event affecting the shares, or of changes in applicable laws, regulations or accounting principles, the plan distributor may make appropriate equitable adjustments to the outstanding or vested awards, as well as number and types of shares available for future awards, to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2017 Restricted Share Scheme.

Transfer Restrictions. Any award is personal to the grantee to whom it is made and is not assignable and no grantee may in any way sell, transfer, charge, mortgage, encumber or create any interest in favor of any other person over or in relation to the restricted shares referable to him pursuant to such award under the 2017 Restricted Share Scheme.

Amendment of the 2017 Restricted Share Scheme. The 2017 Restricted Share Scheme may be amended in any respect by a resolution of the plan administrator provided that no such amendment may operate to affect adversely any subsisting rights of any grantees under the Scheme unless (i) the written consent of the relevant grantees is obtained; or (ii) the sanction of a special resolution is passed at a meeting of the grantees.

Term and Termination of the 2017 Restricted Share Scheme. The 2017 Restricted Share Scheme shall remain valid and effective unless and until being terminated on the earlier of: (i) the 10th anniversary date of the date it was adopted; or (ii) such date of early termination as determined by the scheme administrator provided that such termination does not affect any subsisting rights of any grantees.

The following table summarizes, as of April 19, 2022 (being the date based on which the Company last disclosed its total issued capital in accordance with the rules and regulations of the SEC), the equity awards granted under the 2014 Share Incentive Plan, the 2017 Option Plan, and the 2017 Restricted Share Scheme to our Directors and executive officers.(1)

	Class A Ordinary Shares Underlying Equity Awards Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration

Cussion Kar Shun Pang	*	0 to 7.1411	various dates from June 16, 2017 to March 15, 2022	various dates from June 16, 2027 to March 15, 2032

Zhu Liang	*	0 to 7.605	various dates from June 16, 2017 to March 15, 2022	various dates from June 16, 2027 to March 15, 2032

Zhenyu Xie	*	0 to 7.1411	various dates from October 17, 2018 to March 15, 2022	various dates from October 17, 2028 to March 15, 2032

James Gordon Mitchell	—	—	—	—

Brent Richard Irvin	—	—	—	—

Matthew Yun Ming Cheng	—	—	—	—

Edith Manling Ngan	*	0	December 15, 2021	December 15, 2031

Adrian Yau Kee Mak	*	0	November 15, 2021	November 15, 2031

Jeanette Kim Yum Chan	—	—	—	—

Min Hu	*	0 to 7.1411	various dates from December 20, 2017 to March 15, 2022	various dates from December 20, 2027 to March 15, 2032

Cheuk Tung Tony Yip	*	0 to 7.1411	various dates from April 16, 2018 to March 15, 2022	various dates from April 16, 2028 to March 15, 2032

Linlin Chen	*	0 to 7.1411	various dates from October 17, 2018 to March 15, 2022	various dates from October 17, 2028 to March 15, 2032

Lixue Shi	*	0 to 7.1411	various dates from October 17, 2018 to March 15, 2022	various dates from October 17, 2028 to March 15, 2032

Tsai Chun Pan	*	0 to 6.2	various dates from January 21, 2019 to March 15, 2022	various dates from January 21, 2029 to March 15, 2032

All Directors and executive officers as a group	*	0 to 7.605	various dates from June 16, 2017 to March 15, 2022	various dates from June 16, 2027 to March 15, 2032

Notes:

*	Less than 1% of our total outstanding shares.
(1)	As at the Latest Practicable Date, Mr. Liang Tang was our independent Director. He resigned from directorship effective on the date of the Listing Document.

As of April 19, 2022, our employees other than members of our senior management as a group held options to purchase 21,047,308 Class A ordinary shares, with exercise prices ranging from US$0.000076 per share to US$9.525 per share.

BOARD PRACTICES

Board of Directors

The Board of Directors consists of nine Directors. A Director is not required to hold any shares in our Company to qualify to serve as a director. A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company is required to declare the nature of his or her interest at a meeting of our Directors. A general notice given to the Directors by any Director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he or she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he or she may be interested therein and, if he or she does so, his or her vote shall be counted and he or she may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement is considered, subject to any separate requirement for audit committee approval. Our Board of Directors may exercise all of the powers of the Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party. None of our Directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We have established two committees under our Board of Directors, namely an Audit Committee and a Compensation Committee. We have adopted a charter for each committee. Each committee’s members and functions are described below.

Audit Committee

Our Audit Committee consists of Mr. Adrian Yau Kee Mak and Ms. Edith Manling Ngan, and one nonvoting observer, namely Mr. Matthew Yun Ming Cheng, and is chaired by Mr. Adrian Yau Kee Mak. We have determined that each of Mr. Adrian Yau Kee Mak and Ms. Edith Manling Ngan satisfies the requirements of Section 303A of the Corporate Governance Rules of the NYSE and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that each of Mr. Adrian Yau Kee Mak and Ms. Edith Manling Ngan qualifies as an “audit committee financial expert.” The Audit Committee oversees our accounting and financial reporting processes, the audits of the financial statements and the related party transactions of the Company. The Audit Committee is responsible for, among other things:

•

reviewing and recommending to our Board for approval, the appointment, reappointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and any significant disagreements with the management;

•

discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, and issues regarding accounting and auditing principles and practices;

•

reviewing and approving all proposed related party transactions, including those to be entered into with Tencent entities, subject to further approvals by our Board pursuant to the terms of the committee charter;

•	reviewing and recommending the financial statements for inclusion within our quarterly and interim earnings releases and to our Board for inclusion in our annual reports;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•	reviewing and reassessing the adequacy of the committee charter;

•	at least annually, approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•	overseeing and evaluating procedures for the handling of complaints and whistleblowing;

•	meeting separately and periodically with management, the internal auditors (or other personnel responsible for the internal audit function) and the independent registered public accounting firm;

•

monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance and reporting on such compliance to our Board of Directors; and

•	reporting regularly to the Board of Directors.

Compensation Committee

Our Compensation Committee consists of Mr. James Gordon Mitchell and Ms. Edith Manling Ngan and is chaired by Mr. James Gordon Mitchell. We have determined that Ms. Edith Manling Ngan satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The Compensation Committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our Directors and executive officers. The Compensation Committee is responsible for, among other things:

•	overseeing the development and implementation of management succession planning in consultation with our chief executive officer;

•	at least annually, reviewing and approving, or recommending to the Board for its approval, the compensation for our executive officers;

•

at least annually, reviewing periodically and approving the Company’s executive compensation and benefits policies, including any incentive compensation or equity plans, programs or other similar arrangements;

•	at least annually, leading our Board of Directors in a self-evaluation to determine whether it and its committees are functioning effectively;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•	reporting regularly to the Board of Directors.

Board Diversity

We will adopt a board diversity policy which sets out the approach to achieve and maintain diversity in our Board. Pursuant to our board diversity policy, selection of Director candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, industry experience, technical capabilities, professional qualifications and skills, knowledge, length of service and other related factors. We will also consider our own business model and special needs. The ultimate selection of Director candidates will be based on merits of the candidates and contribution that the candidates will bring to our Board.

Our Board currently consists of seven male and two female members of ages ranging from 46 to 63. We consider that our Board has a balanced mix of skill-set, experience, expertise, and diversity which enhances decision-making capability and the overall effectiveness of the Board in achieving sustainable business operation and enhancing shareholder value.

We are committed to adopting similar approach to promote diversity, including but not limited to gender diversity, at all other levels of the Company from the Board downwards to enhance the effectiveness of our corporate governance as a whole.

Duties of Directors

Under Cayman Islands law, our Directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our Directors must also exercise their powers only for a proper purpose. Our Directors also owe to our Company a duty to act with skill and care. It was previously considered that a Director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our Directors must ensure compliance with our Memorandum and Articles of Association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our Company has the right to seek damages if a duty owed by our Directors is breached. In limited exceptional circumstances, a Shareholder may have the right to seek damages in our name if a duty owed by our Directors is breached. In accordance with our sixth amended and restated memorandum and articles of association, the functions and powers of our Board of Directors include, among others, (i) convening Shareholders’ annual general meetings and reporting its work to Shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities and (iv) approving the transfer of shares of our Company, including the registering of such shares in our register of members.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board. Our Directors are appointed by ordinary resolution of our Shareholders. The Board may also, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board. Each Director is not subject to a term of office and holds office until such time as his or her successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution or the affirmative vote of a simple majority of the other Directors present and voting at a Board meeting. A Director will be removed from office automatically if, among other things, the Director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by the Company to be of unsound mind; (iii) resigns by notice in writing to our Company; (iv) is prohibited by law or the Corporate Governance Rules of NYSE from being a director; or (v) is removed from office pursuant to any other provisions of our Memorandum and Articles of Association.

GLOSSARY OF TECHNICAL TERMS

This glossary contains definitions of certain terms used in this document in connection with us and our business. Some of these may not correspond to standard industry definitions.

“AI”	artificial intelligence

“MAUs”	monthly active users, which are calculated using internal company data, treating each distinguishable user account or device as a separate MAU even though some users may access our services using more than one user account or device and multiple users may access our services using the same user account or device

“mobile MAUs”	for a given month, (i) with respect to each of our products (except WeSing) is measured as the number of unique mobile devices, as the case may be, through which such product is accessed at least once in that month; and (ii) with respect to WeSing, is measured as the number of user accounts through which WeSing is accessed at least once in that month. The mobile MAUs for any given period refers to the monthly average of the sum of the mobile MAUs for that period

“monthly ARPPU”	with respect to each of our online music services and social entertainment services for any given period, refers to the monthly average of (i) the revenues of the respective services for that period divided by (ii) the number of paying users of the respective services for that period. The monthly ARPPU of social entertainment services is calculated based on revenue from social entertainment and others, including advertising services provided on our social entertainment platforms

“online music mobile MAUs”	for a given month, refers to the sum of mobile MAUs of our music products, including QQ Music, Kugou Music and Kuwo Music, for that month, duplicate access of different services by the same device is not eliminated from the calculation

“paying ratio”	for a given period, is measured by the number of paying users as a percentage of the mobile MAUs for that period

“paying users”	with respect to our online music services, (i) for any given quarter refers to the average of the number of users whose subscription packages remain active as of the last day of each month of that quarter; and (ii) for any given year refers to the average of the total number of paying users of the four quarters in that year. The number of paying users for our online music services for any given period excludes the number of users who only purchase digital music singles and albums during such period because these purchasing patterns tend to reflect specific releases, which may fluctuate from period to period with respect to our social entertainment services, (i) for any given quarter refers to the average of the number of paying users for each month in that quarter; (ii) for any given year refers to the average of the total number of paying users of the four quarters in that year. The number of paying users of our social entertainment services for a given month refers to the number of users who contribute revenues to our social entertainment services (primarily through purchases of virtual gifts or premium memberships) during that month

“publishing rights”	refers to the copyrights of music and non-music works for the purpose of the Listing Document

“social entertainment mobile MAUs”	for a given month, refers to the sum of mobile MAUs that have accessed the social entertainment services offered by (i) WeSing; (ii) Kugou’s Live Streaming services; (iii) Kuwo’s Live Streaming services; (iv) Kugou Changchang; and (v) QQ Music’s Live Streaming services; duplicate access of different services by the same user account or device is not eliminated from the calculation. The social entertainment mobile MAUs for any given period refers to the monthly average of the sum of the social entertainment mobile MAUs for that period

CONSOLIDATED FINANCIAL STATEMENTS

I.     HISTORICAL FINANCIAL INFORMATION OF THE GROUP

Preparation of Historical Financial Information

Set out below is the Historical Financial Information which forms an integral part of this accountant’s report.

The Historical Financial Information in this report was prepared by the directors of the Company based on the previously issued consolidated financial statements of the Group for the years ended December 31, 2019, 2020 and 2021 (collectively referred as “Historical Financial Statements”) and management accounts of the Group for the three months ended March 31, 2022. The previously issued consolidated financial statements for the years ended December 31, 2019, 2020 and 2021 were audited by PricewaterhouseCoopers Zhong Tian LLP, the People’s Republic of China (the “PRC”), in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) relating to the financial statements and the effectiveness of internal control over financial reporting.

The Historical Financial Information is presented in Renminbi (“RMB”). All values are rounded to the nearest million except when otherwise indicated.

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,			Three months ended March 31,
	Note	2019	2020	2021	2021	2022
		RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
					(Unaudited)	(Unaudited)
Revenue from online music services		7,152	9,349	11,467	2,749	2,616
Revenue from social entertainment services and others		18,282	19,804	19,777	5,075	4,028

Total revenues	5	25,434	29,153	31,244	7,824	6,644
Cost of revenues		(16,761)	(19,851)	(21,840)	(5,358)	(4,784)

Gross profit		8,673	9,302	9,404	2,466	1,860
Selling and marketing expenses		(2,041)	(2,475)	(2,678)	(672)	(330)
General and administrative expenses		(2,703)	(3,101)	(4,009)	(883)	(1,012)

Total operating expenses		(4,744)	(5,576)	(6,687)	(1,555)	(1,342)
Interest income	6	615	622	530	154	150
Other gains, net	7	78	362	553	99	81

Operating profit		4,622	4,710	3,800	1,164	749
Share of net (loss)/profit of investments accounted for using equity method	17	(18)	19	(47)	(27)	20
Finance costs	9	(64)	(97)	(121)	(31)	(30)

Profit before income tax		4,540	4,632	3,632	1,106	739
Income tax expense	10(a)	(563)	(456)	(417)	(127)	(90)

Profit for the year/period		3,977	4,176	3,215	979	649

Attributable to:
Equity holders of the Company		3,982	4,155	3,029	926	609
Non-controlling interests		(5)	21	186	53	40

		3,977	4,176	3,215	979	649

		RMB	RMB	RMB	RMB	RMB
Earnings per share for Class A and Class B ordinary shares	11
Basic		1.22	1.25	0.91	0.28	0.19
Diluted		1.19	1.24	0.90	0.27	0.18

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic		2.43	2.51	1.82	0.55	0.37
Diluted		2.38	2.47	1.80	0.54	0.37

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million

				(Unaudited)	(Unaudited)
Profit for the year/period	3,977	4,176	3,215	979	649
Other comprehensive income/(loss), net of tax:
Item that will not be reclassified subsequently to profit or loss
Fair value changes on financial assets at fair value through other comprehensive income	1,031	5,219	(2,128)	(1,404)	(2,366)
Currency translation differences	—	(1,363)	(397)	152	(65)
Items that may be subsequently reclassified to profit or loss
Currency translation differences	261	77	19	(8)	1
Share of other comprehensive (loss)/income of associates	(1)	(9)	4	(17)	15

Total comprehensive income/(loss) for the year/ period	5,268	8,100	713	(298)	(1,766)

Attributable to:
Equity holders of the Company	5,273	8,079	527	(351)	(1,806)
Non-controlling interests	(5)	21	186	53	40

	5,268	8,100	713	(298)	(1,766)

CONSOLIDATED BALANCE SHEETS

		As at December 31,			As at March 31,
	Note	2019	2020	2021	2022

		RMB’million	RMB’million	RMB’million	RMB’million

					(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	12	179	176	243	247
Land use rights	13	—	—	1,495	2,535
Right-of-use assets	14	148	311	283	268
Intangible assets	15	1,622	2,020	2,829	2,692
Goodwill	16	17,140	17,492	19,121	19,126
Investments accounted for using equity method	17	489	2,255	3,599	3,652
Financial assets at fair value through other comprehensive income	18(a)	4,461	9,771	7,302	4,904
Other investments	18(b)	217	349	199	348
Prepayments, deposits and other assets	19	816	956	743	675
Deferred tax assets	10(b)	192	303	346	357
Term deposits	21(a)	500	2,953	4,303	5,933

		25,764	36,586	40,463	40,737

Current assets
Inventories		26	18	24	23
Accounts receivable	20	2,198	2,800	3,610	2,513
Prepayments, deposits and other assets	19	2,220	2,846	2,731	2,690
Other investments	18(b)	38	37	37	37
Short-term investments	18(c)	6	—	1,029	1,088
Term deposits	21(a)	7,000	14,858	12,769	10,556
Cash and cash equivalents	21(b)	15,426	11,128	6,591	8,353

		26,914	31,687	26,791	25,260

Total assets		52,678	68,273	67,254	65,997

EQUITY
Equity attributable to equity holders of the Company
Share capital	22	2	2	2	2
Additional paid-in capital	22	34,425	35,044	36,238	36,187
Shares held for share award schemes	22	(31)	(78)	(183)	(186)
Treasury shares	22	—	(134)	(3,660)	(3,664)
Other reserves	23	2,187	6,300	3,726	1,290
Retained earnings		7,007	11,111	14,194	14,803

		43,590	52,245	50,317	48,432
Non-controlling interests		88	486	738	789

Total equity		43,678	52,731	51,055	49,221

LIABILITIES
Non-current liabilities
Notes payable	25	—	5,175	5,062	5,041
Accounts payable		—	136	93	93
Other payables and other liabilities	26	68	68	32	22
Deferred tax liabilities	10(b)	297	265	271	254
Lease liabilities		78	218	205	199
Deferred revenue	27	67	78	86	105

		510	5,940	5,749	5,714

Current liabilities
Accounts payable		2,559	3,565	4,329	5,179
Other payables and other liabilities	26	3,782	3,881	3,832	3,500
Current tax liabilities		386	445	363	425
Lease liabilities		69	103	92	86
Deferred revenue	27	1,694	1,608	1,834	1,872

		8,490	9,602	10,450	11,062

Total liabilities		9,000	15,542	16,199	16,776

Total equity and liabilities		52,678	68,273	67,254	65,997

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to equity holders of the Company
	Note	Share capital	Additional paid-in capital	Shares held for share award schemes	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
		RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2019		2	33,776	—	903	3,040	37,721	51	37,772

Profit for the year		—	—	—	—	3,982	3,982	(5)	3,977
Fair value changes on financial assets at fair value through other comprehensive income		—	—	—	1,031	—	1,031	—	1,031
Share of other comprehensive loss of an associate		—	—	—	(1)	—	(1)	—	(1)
Currency translation differences		—	—	—	261	—	261	—	261

Total comprehensive income for the year		—	—	—	1,291	3,982	5,273	(5)	5,268

Transactions with equity holders:
Issuance of ordinary shares	22	—	12	—	—	—	12	—	12
Exercise of share options/ Restricted share units(“RSUs”)	22,23	—	637	—	(465)	—	172	—	172
Non-controlling interests arising from business combination		—	—	—	—	—	—	48	48
Share-based compensation-value of employee services	23,24	—	—	—	519	—	519	—	519
Shares held for share award schemes	22	—	—	(31)	—	—	(31)	—	(31)
Capital contribution by non-controlling interests		—	—	—	—	—	—	2	2
Additional investments in non-wholly owned subsidiaries		—	—	—	(76)	—	(76)	(8)	(84)
Appropriations to statutory reserves		—	—	—	15	(15)	—	—	—

Total transactions with equity holders at their capacity as equity holders for the year		—	649	(31)	(7)	(15)	596	42	638

Balance at December 31, 2019		2	34,425	(31)	2,187	7,007	43,590	88	43,678

		Attributable to equity holders of the Company
	Note	Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
		RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2020		2	34,425	(31)	—	2,187	7,007	43,590	88	43,678

Profit for the year		—	—	—	—	—	4,155	4,155	21	4,176
Fair value changes on financial assets at fair value through other comprehensive income		—	—	—	—	5,219	—	5,219	—	5,219
Share of other comprehensive loss of an associate		—	—	—	—	(9)	—	(9)	—	(9)
Currency translation differences		—	—	—	—	(1,286)	—	(1,286)	—	(1,286)

Total comprehensive income for the year		—	—	—	—	3,924	4,155	8,079	21	8,100

Transactions with equity holders:
Exercise of share options/ Restricted share units(“RSUs”)	22,23	—	619	—	—	(429)	—	190	—	190
Non-controlling interests arising from business combination		—	—	—	—	—	—	—	367	367
Share-based compensation-value of employee services	23,24	—	—	—	—	569	—	569	—	569
Shares held for share award schemes	22	—	—	(47)	—	—	—	(47)	—	(47)
Repurchase of shares		—	—	—	(134)		—	(134)	—	(134)
Additional investments in non-wholly owned subsidiaries		—	—	—	—	(2)	—	(2)	—	(2)
Disposal of a subsidiary		—	—	—	—	—	—	—	10	10
Appropriations to statutory reserves		—	—	—	—	51	(51)	—	—	—

Total transactions with equity holders at their capacity as equity holders for the year		—	619	(47)	(134)	189	(51)	576	377	953

Balance at December 31, 2020		2	35,044	(78)	(134)	6,300	11,111	52,245	486	52,731

		Attributable to equity holders of the Company
	Note	Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
		RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2021		2	35,044	(78)	(134)	6,300	11,111	52,245	486	52,731

Profit for the year		—	—	—	—	—	3,029	3,029	186	3,215
Fair value changes on financial assets at fair value through other comprehensive income		—	—	—	—	(2,128)	—	(2,128)	—	(2,128)
Share of other comprehensive income of associates		—	—	—	—	4	—	4	—	4
Currency translation differences		—	—	—	—	(378)	—	(378)	—	(378)

Total comprehensive income for the year		—	—	—	—	(2,502)	3,029	527	186	713

Transfer of gains on disposal of financial instruments to retained earnings		—	—	—	—	(56)	56	—	—	—

Transactions with equity holders:
Expiry of put right of puttable ordinary shares	22	—	535	—	—	—	—	535	—	535
Exercise of share options/ Restricted share units(“RSUs”)	22,23	—	659	—	35	(646)	—	48	—	48
Non-controlling interests arising from business combination		—	—	—	—	—	—	—	75	75
Share-based compensation — value of employee services	23,24	—	—	—	—	647	—	647	—	647
Shares held for share award schemes	22	—	—	(105)	—	—	—	(105)	—	(105)
Repurchase of shares		—	—	—	(3,561)	—	—	(3,561)	—	(3,561)
Additional investments in a non-wholly owned subsidiary		—	—	—	—	(19)	—	(19)	—	(19)
Disposal of subsidiaries		—	—	—	—	—	—	—	(6)	(6)
Appropriations to statutory reserves		—	—	—	—	2	(2)	—	—	—
Dividend to non-controlling interests		—	—	—	—	—	—	—	(3)	(3)

Total transactions with equity holders at their capacity as equity holders for the year		—	1,194	(105)	(3,526)	(16)	(2)	(2,455)	66	(2,389)

Balance at December 31, 2021		2	36,238	(183)	(3,660)	3,726	14,194	50,317	738	51,055

		Attributable to equity holders of the Company
	Note	Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
		RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
(Unaudited)
Balance at January 1, 2021		2	35,044	(78)	(134)	6,300	11,111	52,245	486	52,731

Profit for the period		—	—	—	—	—	926	926	53	979
Fair value changes on financial assets at fair value through other comprehensive income		—	—	—	—	(1,404)	—	(1,404)	—	(1,404)
Share of other comprehensive loss of associates		—	—	—	—	(17)	—	(17)	—	(17)
Currency translation differences		—	—	—	—	144	—	144	—	144

Total comprehensive loss for the period		—	—	—	—	(1,277)	926	(351)	53	(298)

Transactions with equity holders:
Expiry of put right of puttable ordinary shares	22	—	535	—	—	—	—	535	—	535
Exercise of share options/ Restricted share units(“RSUs”)	22,23	—	252	—	—	(226)	—	26	—	26
Share-based compensation — value of employee services	23,24	—	—	—	—	151	—	151	—	151
Shares held for share award schemes	22	—	—	(49)	—	—	—	(49)	—	(49)
Repurchase of shares		—	—	—	(327)	—	—	(327)	—	(327)
Additional investments in a non-wholly owned subsidiary		—	—	—	—	(19)	—	(19)	—	(19)
Disposal of subsidiaries		—	—	—	—	—	—	—	(5)	(5)
Dividend to non-controlling interests		—	—	—	—	—	—	—	(2)	(2)

Total transactions with equity holders at their capacity as equity holders for the period		—	787	(49)	(327)	(94)	—	317	(7)	310

Balance at March 31, 2021		2	35,831	(127)	(461)	4,929	12,037	52,211	532	52,743

		Attributable to equity holders of the Company
	Note	Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
		RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
(Unaudited)
Balance at January 1, 2022		2	36,238	(183)	(3,660)	3,726	14,194	50,317	738	51,055

Profit for the period		—	—	—	—	—	609	609	40	649
Fair value changes on financial assets at fair value through other comprehensive income		—	—	—	—	(2,366)	—	(2,366)	—	(2,366)
Share of other comprehensive income of associates		—	—	—	—	15	—	15	—	15
Currency translation differences		—	—	—	—	(64)	—	(64)	—	(64)

Total comprehensive loss for the period		—	—	—	—	(2,415)	609	(1,806)	40	(1,766)

Transactions with equity holders:
Exercise of share options/ Restricted share units(“RSUs”)	22,23	—	(51)	—	233	(179)	—	3	—	3
Non-controlling interests arising from business combination		—	—	—	—	—	—	—	8	8
Share-based compensation — value of employee services	23,24	—	—	—	—	158	—	158	—	158
Shares held for share award schemes	22	—	—	(3)	—	—	—	(3)	—	(3)
Repurchase of shares		—	—	—	(237)	—	—	(237)	—	(237)
Additional investments in a non-wholly owned subsidiary		—	—	—	—	—	—	—	3	3

Total transactions with equity holders at their capacity as equity holders for the period		—	(51)	(3)	(4)	(21)	—	(79)	11	(68)

Balance at March 31, 2022		2	36,187	(186)	(3,664)	1,290	14,803	48,432	789	49,221

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,			Three months ended March 31,
	Note	2019	2020	2021	2021	2022
		RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
					(Unaudited)	(Unaudited)
Cash flows from operating activities
Cash generated from operations	29(a)	6,188	4,945	5,370	1,838	2,450
Interest received		576	577	458	154	132
Income taxes paid		(564)	(637)	(589)	(114)	(88)

Net cash inflow from operating activities		6,200	4,885	5,239	1,878	2,494

Cash flows from investing activities
Payments for business combinations, net of cash acquired		(45)	(540)	(2,078)	(2,072)	19
Purchase of property, plant and equipment		(95)	(108)	(159)	(39)	(18)
Purchase of intangible assets		(191)	(393)	(1,095)	(161)	(119)
Purchase of land use right		—	—	(1,504)	—	(526)
Placement of short-term investments	18(c)	(38)	—	(5,616)	(2,416)	(70)
Receipt from short-term investments	18(c)	74	6	4,739	—	20
Placement of term deposits with initial terms of over three months		(12,050)	(30,643)	(15,153)	(2,941)	(5,811)
Receipt from maturity of term deposits with initial terms of over three months		4,550	20,332	15,892	6,572	6,394
Proceeds from disposal of subsidiaries		—	15	3	1	—
Proceeds from disposal of investments accounted for as financial assets at fair value through profit or loss and other comprehensive income		—	—	363	—	—
Payments for acquisition of investments accounted for using equity method		(294)	(2,002)	(1,480)	(1,327)	(89)
Payments for acquisition of other investments accounted for as financial assets at fair value through profit or loss		—	(211)	—	—	(150)
Payments for acquisition of investments accounted for as financial assets at fair value through other comprehensive income		—	(708)	—	—	—
Repayment for loans to a third party		(46)	—	—	—	—
Receipts from repayments of loans to a third party		—	45	1	1	—
Dividend received		32	—	88	—	—
Capital reduction from an associate		—	—	—	—	20
Other investing activities		1	1	—	—	1

Net cash outflow from investing activities		(8,102)	(14,206)	(5,999)	(2,382)	(329)

Cash flows from financing activities
Loans from non-controlling interests		—	10	—	—	—
Proceeds from issuance of ordinary shares	22	12	—	—	—	—
Proceeds from exercise of share options/RSUs	22	127	163	104	65	2
Payments for acquisition of non-controlling interests in non-wholly owned subsidiaries		(79)	(6)	(19)	(8)	—
Shares withheld for share award schemes	22	(31)	(46)	(105)	(27)	(3)
Payment for repurchase of ordinary shares		—	(134)	(3,479)	(327)	(319)
Dividends paid to non-controlling interests		—	—	(3)	(2)	—
Proceeds from issuance of additional equity of non-wholly owned subsidiaries		3	—	13	—	3
Payments for interests		(7)	(15)	(105)	(50)	(49)
Principal elements of lease payments	14	(56)	(78)	(116)	(23)	(29)
Net proceeds from issuance of notes	25	—	5,400	—	—	—
Repayment for loan from non-controlling interests		—	(2)	—	—	—

Net cash (outflow)/inflow from financing activities		(31)	5,292	(3,710)	(372)	(395)

Net (decrease)/increase in cash and cash equivalents		(1,933)	(4,029)	(4,470)	(876)	1,770
Cash and cash equivalents at beginning of the year/period		17,356	15,426	11,128	11,128	6,591
Exchange differences on cash and cash equivalents		3	(269)	(67)	22	(8)

Cash and cash equivalents at end of the year/period		15,426	11,128	6,591	10,274	8,353

II.	NOTES TO THE HISTORICAL FINANCIAL INFORMATION

1	General information and organization

1.1	General information

Tencent Music Entertainment Group (the “Company” or “TME”), formerly known as China Music Corporation (“CMC”), was incorporated under the laws of the Cayman Islands on June 6, 2012 as an exempted company with limited liability under the Companies Law (2010 Revision) of the Cayman Islands. Our registered office in the Cayman Islands is located at the office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company is controlled by Tencent Holdings Limited (“Tencent”), a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited. The Company’s American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange since December 12, 2018. Each ADS of the Company represents two ordinary shares.

The Company, its subsidiaries, its controlled structured entities (“Variable interest entities,” or “VIE”) and their subsidiaries (“Subsidiaries of VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in operating online music entertainment platforms to provide music streaming, online karaoke and live streaming services in the PRC. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries, VIEs and subsidiaries of VIEs in the PRC.

In July 2016, Tencent acquired control of the Company through a series of transactions, pursuant to which Tencent injected substantially all of its online music business in the mainland China (“Tencent Music Business”) into the Company in exchange for certain number of shares issued by the Company (“Merger”). Upon the completion of such transactions, the Company became a subsidiary of Tencent and was renamed to its current name in December 2016. The Merger was accounted for as a reverse acquisition under which Tencent Music Business is regarded as the acquirer, and accordingly these historical financial information have been presented as a continuation of the historical financial information of Tencent Music Business.

1.2	Organization and principal activities

The PRC laws and regulations prohibit or restrict foreign ownership of companies that provide Internet-based business, which include activities and services provided by the Group. The Group operates its business operations in the PRC through a series of contractual arrangements (“Structure Contracts”) entered into among the Company, its wholly-owned subsidiaries (“WOFEs”), VIEs that legally owned by individuals (“Nominee Shareholders”) authorized by the Group (collectively, “Contractual Arrangements”) and the Nominee Shareholders. The Structure Contracts including Exclusive Technology Services Agreement, Exclusive Business Cooperation Agreement, Loan Agreement, Exclusive Purchase Option Agreement, Equity Interest Pledge Agreement, and Powers of Attorney Agreement.

Under the Contractual Arrangements, the Company has the power to control the management, and financial and operating policies of the VIEs, has exposure or rights to variable returns from its involvement with the VIEs, and has the ability to use its power over the VIEs to affect the amount of the returns. As a result, all these VIEs are accounted for as consolidated structured entities of the Company and their financial statements have been consolidated by the Company.

The Structured Contracts had been in place throughout the years presented, and, there was no change to the principal terms of the Structured Contracts. The principal terms of the Structured Contracts are further described below:

(i)	Voting Trust Agreement

Pursuant to the Voting Trust Agreement, the shareholders of the VIEs each irrevocably granted the WOFEs or any individual designated by the WOFEs in writing as their attorney-in-fact to vote, the rights to vote on their behalf on all matters of the VIEs requiring shareholder approval under the PRC laws and regulations and the VIEs’ articles of association. The term of this agreement will remain effective as long as the shareholders continue to hold equity interests in the VIEs.

(ii)	Exclusive Technical Service Agreement

Pursuant to the exclusive technical service agreement between the WOFEs and the VIEs, the WOFEs or their designated party has the exclusive right to provide business support, technical services and consulting services in return for a service fee, which represents 90% of net operating income of the VIEs together with other service fees charged for other ad hoc services provided. The WOFEs have the discretion to change the charge rate. During the term of the agreement, without the WOFEs’ prior written consent, the VIEs shall not engage any third party for rendering any of such services defined under this agreement.

(iii)	Loan agreement

Under the loan agreement between the WOFEs and the shareholders of the VIEs, the WOFEs provided interest-free loans to the shareholders of the VIEs solely for the subscription of newly registered capital of the VIEs. The WOFEs have the sole discretion to determine the way of repayment, including requiring the shareholders to transfer their equity shares in the VIEs to the WOFEs according to the terms indicated in the Exclusive Share Purchase Option as mentioned below.

(iv)	Exclusive option agreement

Pursuant to the exclusive purchase option agreement amongst the WOFEs, the VIEs and their shareholders, the shareholders of the VIEs granted the WOFEs or their designated party, an exclusive irrevocable option to purchase, all or part of the equity interests held by its shareholders, when and to the extent permitted under PRC law, at a price equal to the proportional amount of registered capital of the VIEs. Without the consent of the WOFEs or their designated party, the shareholders of the VIEs may not transfer, donate, pledge, or otherwise dispose of their equity shareholdings in any way. The exclusive purchase option agreement remains effective until the options are exercised.

(v)	Equity interest pledge agreement

Pursuant to the equity interest pledge agreement enacted amongst the WOFEs, the VIEs and their shareholders, the shareholders of the VIEs pledge all of their equity interests in the VIEs to the WOFEs, to guarantee the VIEs and their shareholders’ performance of their obligations under exclusive purchase option agreement, exclusive business cooperation agreement, loan agreement, and powers of attorney. If the VIEs and/or any of their shareholders breach their contractual obligations under this agreement, the WOFEs, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Without the WOFEs’ prior written consent, shareholders of the VIEs shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice the WOFEs’ interests.

During the term of this agreement, the WOFEs are entitled to receive all of the dividends and profits paid on the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the local branch of the State Administration for Industry and Commerce (“SAIC”), and will remain effective until the VIEs and its shareholders discharge all their obligations under the Contractual Arrangements.

The Company’s significant subsidiaries, VIEs, and subsidiaries of VIEs were as follows:

				Equity Interest Held (direct or indirect)
	Place of incorporation	Date of Incorporation or acquisition		December 31,			March 31,	Principal activities
				2019	2020	2021	2022
							(Unaudited)
Subsidiaries
Tencent Music Entertainment Hong Kong Limited (“TME Hong Kong”) (formerly known as “Ocean Music Hong Kong Limited”)	Hong Kong	July 2016	*	100%	100%	100%	100%	Investment holding and music content distribution
Tencent Music (Beijing) Co., Ltd (“Beijing Tencent Music”) (formerly known as “Ocean Interactive (Beijing) Information Technology Co., Ltd.”)	PRC	July 2016	*	100%	100%	100%	100%	Technical support and consulting services
Yeelion Online Network Technology (Beijing) Co., Ltd. (“Yeelion Online”)	PRC	July 2016	*	100%	100%	100%	100%	Technical support and consulting services
Tencent Music Entertainment Technology (Shenzhen) Co., Ltd. (“TME Tech Shenzhen”)	PRC	February 2017		100%	100%	100%	100%	Online music and entertainment related services
Guangzhou Shiyinlian Software Technology Co., Ltd. (“Guangzhou Shiyinlian”)	PRC	October 2019		100%	100%	100%	100%	Technical support and consulting service
Variable Interest Entities
Guangzhou Kugou Computer Technology Co., Ltd. (“Guangzhou Kugou”)	PRC	July 2016	*	100%	100%	100%	100%	Online music and entertainment related services
Beijing Kuwo Technology Co., Ltd.(“Beijing Kuwo”)	PRC	July 2016	*	100%	100%	100%	100%	Online music and entertainment related services
Subsidiaries of Variable Interest Entities
Tencent Music Entertainment (Shenzhen) Co., Ltd. (“TME Shenzhen”)	PRC	July 2016	*	100%	100%	100%	100%	Online music and entertainment related services
Guangxi Hexian Investment Management Co., Ltd. (“Guangxi Hexian”) (formerly known as “Xizang Qiming Music Co., Ltd.”)	PRC	February 2018		100%	100%	100%	100%	Music content investments and other investments
Shenzhen Lanren Online Technology Co., Ltd (“Shenzhen Lanren”)	PRC	March 2021		N/A	N/A	100%	100%	Audio platform

*	Representing the entities acquired by the Group on July 12, 2016.

Apart from the significant subsidiaries, VIEs and subsidiaries of VIEs listed above, there are certain non-wholly owned subsidiaries of the Group, of which management of the Group considered that these non-wholly owned subsidiaries are not significant to the Group, accordingly, no summarized financial information of these non-wholly owned subsidiaries is presented separately.

Risks in relation to the VIEs

In the opinion of the Company’s management, the contractual arrangements discussed above have resulted in the Company, and the WOFE having the power to direct activities that most significantly impact the VIEs, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs at its discretion. The Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital, capital reserve and PRC statutory reserves of the VIEs totaling RMB4,206 million, RMB4,185 million, RMB4,069 million and RMB4,084 million as at December 31, 2019, 2020 and 2021 and March 31, 2022, respectively.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its Internet-related business mainly through the VIEs, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss. As the VIEs organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of the WOFE for the liabilities of the VIEs, and the WOFE does not have the obligation to assume the liabilities of these VIEs.

The Company determines that the Contractual Arrangements are in compliance with PRC law and are legally enforceable. However, there remain uncertainties under PRC laws and regulations with respect to the enforceability of the Contractual Arrangements.

On January 19, 2015, the Ministry of Commerce of the PRC (“MOFCOM”), released for public comment a proposed PRC law, the Draft FIE Law, that appears to include Consolidated VIEs within the scope of entities that could be considered as foreign invested enterprises, or FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control”. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing entities that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If the restrictions and prohibitions on foreign invested enterprises included in the Draft FIE Law are enacted and enforced in their current form, the Company’s ability to use the Contractual Arrangements and the Company’s ability to conduct business through them could be severely limited.

The Company’s ability to control VIEs also depends on rights provided to the WOFE, under the powers of attorney agreement, to vote on all matters requiring shareholder approval. As noted above, the Company believes these powers of attorney agreements are legally enforceable, but they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements between the or the WOFE, the VIEs and their respective shareholders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict its operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations, re-apply for the necessary licenses or relocate its businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The following are major financial statements amounts and balances of the Group’s VIEs and subsidiaries of VIEs on a combined basis.

	As at December 31,			As at March 31,
	2019	2020	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)
Total current assets	9,303	10,700	9,395	9,882
Total non-current assets	5,824	7,394	8,722	8,912

Total assets	15,127	18,094	18,117	18,794

Total current liabilities	(6,446)	(6,986)	(6,670)	(7,181)
Total non-current liabilities	(425)	(393)	(416)	(421)

Total liabilities	(6,871)	(7,379)	(7,086)	(7,602)

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
Total revenues	25,379	29,094	30,949	7,784	6,519
Net profit/(loss)	1,323	1,625	(209)	206	(65)
Net cash (outflow)/inflow from operating activities	(182)	454	(671)	(921)	2,151
Net cash outflow from investing activities	(185)	(1,099)	(3,554)	(2,551)	(2,408)
Net cash (outflow)/inflow from financing activities	(34)	715	3,462	3,148	219
Net (decrease)/increase in cash and cash equivalents	(401)	70	(763)	(324)	(38)
Cash and cash equivalents, beginning of the year/period	1,728	1,327	1,397	1,397	634
Cash and cash equivalents, end of the year/period	1,327	1,397	634	1,073	596

The above combined financial statements amounts and balances included intercompany transactions which have been eliminated on consolidation in the Historical Financial Information.

As at December 31, 2019, 2020 and 2021 and March 31, 2022, the total assets of Group’s VIEs mainly consisted of cash and cash equivalents, accounts receivable, prepayments, deposits and other current assets, intangible assets, and land use rights, as applicable.

As at December 31, 2019, 2020 and 2021 and March 31, 2022, the total liabilities of VIEs mainly consisted of accounts payable, accrued expenses and other current liabilities.

The recognized revenue-producing assets held by the Group’s VIEs include intangible assets acquired through business combination, prepaid content royalties and domain names and servers. The balances of these assets as at December 31, 2019, 2020, 2021 and March 31, 2022 were included in the line of “Total non-current assets” in the table above.

The unrecognized revenue-producing assets held by the Group’s VIEs mainly consist of internally generated intellectual property, licenses, and trademarks that the Group relies on to operate its businesses.

2	Summary of significant accounting policies

The principal accounting policies applied in the preparation of the Historical Financial Information are set out below. These policies have been consistently applied throughout the Track Record Period, unless otherwise stated.

2.1	Basis of preparation

The Historical Financial Information of the Group have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by International Accounting Standards Board (“IASB”). The Historical Financial Information have been prepared under the historical cost convention, as modified by the revaluation of other investments, financial assets at fair value through other comprehensive income, short-term investments, other financial liabilities which are carried at fair value.

The preparation of the Historical Financial Information in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Historical Financial Information are disclosed in Note 4.

2.2	New and amendments to the accounting standards adopted and recent accounting pronouncements

(a)	Standards, amendments to standards and interpretations adopted

All effective standards, amendments to standards and interpretations, which are mandatorily effective for the financial year beginning on January 1, 2022, are consistently applied to the Group for the Track Record Period.

(b)	Recent accounting pronouncements

The following new standards and amendments to standards have not come into effect for the financial year beginning January 1, 2022, and have not been early adopted by the Group during the Track Record Period in preparing the Historical Financial Information. None of these new standards and amendments to standards is expected to have a significant effect on the Historical Financial Information of the Group.

Effective for annual periods beginning on or after
Amendments to IAS 28 and IFRS 10	Sale or contribution of assets between an investor and its associate or joint venture	To be determined
IAS 1 (amendments)	Classification of Liabilities as Current or Non-current	January 1, 2023
IFRS 17	Insurance contracts	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023

The Group considers the lease as a single transaction in which the assets and liabilities are integrally linked. There is no net temporary difference at inception. Subsequently, when differences on settlement of the liabilities and the amortization of right-of-use assets arise, there will be a net temporary difference on which deferred tax is recognized. Upon the effective date of amendments to IAS 12 on January 1, 2023, the Group will need to recognize a deferred tax asset and a deferred tax liability for the temporary differences arising on a lease on initial recognition.

2.3	Principles of consolidation and equity accounting

(a)	Subsidiaries

Subsidiaries are all entities (including VIEs as stated in Note 1.2 above) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statement, statement of comprehensive income, statement of changes in equity and balance sheet, respectively.

(b)	Associates

Associates are all entities over which the Group has significant influence but not control or joint control, generally but not necessarily accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see (d) below), after initially being recognized at cost. Interests in associates are accounted for using the equity method of accounting (see (d) below), after initially being recognized at cost in the consolidated balance sheet.

(c)	Joint ventures

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. Interests in joint ventures are accounted for using the equity method (see (d) below), after initially being recognized at cost in the consolidated balance sheet.

(d)	Equity accounting

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in Note 2.11 whenever there is an indication that the carrying amount may be impaired in accordance with Note 2.12 (b).

2.4	Business combinations

The acquisition method of accounting is used to account for all business combinations except for the business combinations under common control as stated below, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred

•	liabilities incurred to the former owners of the acquired business

•	equity interests issued by the Group

•	fair value of any asset or liability resulting from a contingent consideration arrangement, and

•	fair value of any pre-existing equity interest in the subsidiary

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred. The excess of the:

•	consideration transferred

•	amount of any non-controlling interest in the acquired entity, and

•	acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

Business combination under common control

The Group accounts for the business combination between entities under common control using the predecessor accounting. For predecessor accounting:

•	Assets and liabilities of the acquired entity are stated at predecessor carrying values. Fair value measurement is not required.

•	No new goodwill arises in predecessor accounting.

•

Any difference between the consideration given and the aggregate carrying value of the assets and liabilities of the acquired entity at the date of the transaction is included in equity in retained earnings or in a separate reserve.

The Group does not restate any assets and liabilities of the acquired entity. The assets and liabilities of the acquired entity are consolidated using the predecessor’s amounts from the controlling party’s perspective. No new goodwill is recorded. Any difference between the cost of investment and the carrying value of the net assets is recorded in equity as merger reserve.

The Group elects to incorporate the acquired entity’s results only from the date on which the business combination between entities under common control occurred. Consequently, the Historical Financial Information do not reflect the results of the acquired entity for the period before the transaction occurred. The corresponding amount for the previous year is also not restated.

2.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The Group’s chief operating decision makers have been identified as executive directors of the Company, who review the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole.

For the purpose of internal reporting and management’s operation review, the chief operating decision-makers and management personnel do not segregate the Group’s business by product or service lines. Hence, the Group has only one operating segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses are incurred in the PRC, no geographical segments are presented.

2.6	Foreign currency translation

(a)	Functional and presentation currency

Items included in the Historical Financial Information of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is United States Dollars (“US$”). As the major operations of the Group are within the PRC, the Group presents its Historical Financial Information in Renminbi (“RMB”), unless otherwise stated.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in the income statement.

Foreign exchange gains and losses that relate to borrowings are presented in the income statement, within finance cost. All other foreign exchange gains and losses are presented in the income statement on a net basis within finance cost.

(c)	Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•

income and expenses for each income statement and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gains or losses on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate. Currency translation differences arising are recognized in other comprehensive income.

2.7	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

Servers and network equipment	3 – 5 years
Office furniture, equipment and others	3 – 5 years
Leasehold improvements	Shorter of expected lives of leasehold improvements and lease term

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Construction in progress represents buildings under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Cost includes amortization of land use rights and the costs of construction of buildings. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and ready for intended use. Construction in progress is transferred to property, plant and equipment when completed and ready for use.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.11).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the income statement.

2.8	Land use rights

Land use rights are up-front payment to acquire long-term interests in land. The payment is stated at cost and charged to the consolidated income statement on a straight-line basis over the remaining period of the lease.

2.9	Goodwill

Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, below the operating segment.

2.10	Other intangible assets

(a)	Domain name, trademark and Internet audio/video program transmission license

Separately acquired domain name, trademark and Internet audio/video program transmission license are shown at historical cost. These assets acquired in a business combination are recognized at fair value at the acquisition date. Domain name, trademark and Internet audio/ video program transmission license have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of these assets and over their respective useful live of no more than 12 years. The useful lives of these assets are the periods over which they are expected to be available for use by the Group, and the management of the Group also take into account of the period of effective registration of the domain name and trademark, contractual license period and past experience when estimating the useful lives.

(b)	Separately acquired and internal developed content and copyrights

Separately acquired content and copyrights are shown at historical cost. The Group also produces or/and contracts with external parties to produce content to exhibit on its platforms. Produced content includes direct production costs, production overheads and acquisition costs. The Group recognizes internal developed content as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. Capitalized in-house produced content are amortized on a straight-line basis over the estimated useful lives of 1 to 5 years. The useful lives of these assets are the periods over which they are expected to be available for the Group to use, and the management of the Group also take into account of contractual copyrights period and past experience when estimating the useful lives.

(c)	Other intangible assets acquired in a business combination not under common control

Other intangible assets acquired in a business combination not under a common control transaction are recognized initially at fair value at the acquisition date and subsequently carried at the amount initially recognized less accumulated amortization and impairment loss, if any. Amortization is calculated using the straight-line method to allocate the costs of acquired intangible assets over the following estimated useful lives:

Online users	1 year
Corporate customer relationship	3 - 4 years
Supplier resources	3 - 6 years
Non-compete agreements	4 - 7 years
Copyrights	3 - 7 years

Length of estimated useful life is determined to be the shorter of the period of contractual rights or estimated period during which such intangible assets can bring economic benefits to the Group.

2.11	Impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment review on the goodwill of the Group is conducted by the management as at December 31 according to IAS 36 “Impairment of assets”. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.12	Investments and other financial assets
(a)	Classification and measurement

The Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and

•	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

The Group reclassifies debt investments only when its business model for managing those assets changes.

Purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the assets. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

Debt instruments

Initial recognition and subsequent measurement of debt instruments depend on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. There are three categories into which the Group classifies its debt instruments:

•

Amortized cost: Financial assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are classified as and measured at amortized cost. A gain or loss on a debt investment measured at amortized cost which is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is recognized using the effective interest rate method.

•

Fair value through other comprehensive income: Financial assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are classified as and measured at fair value through other comprehensive income. Movements in the carrying amount of these financial assets are taken through other comprehensive income, except for the recognition of impairment losses or reversals, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss and recognized in “other gains/(losses), net” in the consolidated income statement. Interest income from these financial assets is recognized using the effective interest rate method. Foreign exchange gains and losses and impairment losses or reversals are presented in “other gains/(losses), net”.

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Fair value through profit or loss: Financial assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are classified as and measured at fair value through profit or loss. A gain or loss on a debt investment measured at fair value through profit or loss which is not part of a hedging relationship is recognized in profit or loss and presented in “other gains/(losses), net” for the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in “other gains/(losses), net” in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

(b)	Impairment

The Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For accounts receivable and contract assets, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized since initial recognition.

Impairment on deposits and other receivables is measured as either 12-month expected credit losses or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition. If a significant increase in credit risk of a deposit or receivable has occurred since initial recognition, the impairment is measured as lifetime expected credit losses.

(c)	Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet where the Company currently has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The Company has also entered into arrangements that do not meet the criteria for offsetting but still allow for the related amounts to be set off in certain circumstances, such as bankruptcy or the termination of a contract.

2.13	Inventories

Inventories, mainly consisting of merchandise for sale, are primarily accounted for using the weighted average method and are stated at the lower of cost and net realizable value.

2.14	Accounts receivable

Accounts receivable are amounts due from customers for goods sold or services performed in the ordinary course of business. Accounts receivable are generally due for settlement within 30 to 90 days and therefore are all classified as current.

2.15	Short-term investments

Short-term investments are investments issued by commercial banks in the PRC with a variable return and accounted for as financial assets at fair value through profit and loss (see Note 2.12 above). Since these investments’ maturity dates are within one year, they are classified as current assets.

2.16	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, and other short-term deposits with original maturities of three months or less.

2.17	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company’s equity instruments, the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Company’s equity holders as treasury shares until the shares are canceled or reissued. Where such shares are subsequently reissued, any consideration received (net of any directly attributable incremental transaction costs) is included in equity attributable to the Company’s equity holders.

2.18	Accounts and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 1 year of recognition. Accounts and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period.

2.19	Borrowings (including notes payable)

Borrowings (including notes payable) issued by the Group are recognized initially at fair value, net of transaction costs incurred. They are subsequently carried at amortized cost. Any difference between proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statement over their terms using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan facilities to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the term of the facility to which it relates. Notes payable are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

General and specific finance costs directly attributable to the acquisition and construction of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. During the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022, finance cost capitalized were nil.

2.20	Current and deferred income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

(a)	Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(b)	Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Historical Financial Information. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

(c)	Offsetting

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(d)	Uncertain tax positions

In determining the amount of current and deferred income tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes, interest or penalties may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expense in the period that such a determination is made.

2.21	Employee benefits

(a)	Employee leave entitlements

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of the reporting period. Employee entitlements to sick and maternity leave are not recognized until the time of leave.

(b)	Pension obligations

The Group participates in various defined contribution retirement benefit plans which are available to all relevant employees. These plans are generally funded through payments to schemes established by governments or trustee-administered funds. A defined contribution plan is a pension plan under which the Group pays contributions on a mandatory, contractual or voluntary basis into a separate fund. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee services in the current and prior periods. The Group’s contributions to the defined contribution plans are expensed as incurred and not reduced by contributions forfeited by those employees who leave the plan prior to vesting fully in the contributions.

2.22	Share-based payments

The Group operates a number of equity-settled share-based compensation plan (including share option schemes and share award schemes), under which the Group receives services from employees as consideration for equity instruments (including stock options and restricted shares units (“RSUs”)) of the Group. In addition, the controlling shareholder, Tencent, also operates certain share-based compensation plans (mainly share option schemes and share award schemes) which may cover the employees of the Group. Share awards granted to the employees of the Group are measured at the grant date based on the fair value of equity instruments and are recognized as an expense over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied, and credited to equity as “share-based compensation reserve” if it is related to equity instruments of the Company or as “contribution from ultimate holding company” if it is related to equity instruments of Tencent.

For grant of share options, the total amount to be expensed is determined by reference to the fair value of the options granted by using Binomial model (the “Binomial Model”). The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, expected forfeiture rate, risk-free interest rates, contract life and expected dividends. For grant of award shares, the total amount to be expensed is determined by reference to the fair value of the Company or market price of Tencent’s shares at the grant date.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

If a share-based arrangement involving a compound financial instrument issued by the Group, which includes a debt component (i.e. the counterparty’s right to demand payment in cash) and an equity component (i.e. the counterparty’s right to demand settlement in equity instruments rather than in cash), to any party other than employees, the Group measure the equity component of the compound financial instrument as the difference between the fair value of the goods or services received and the fair value of the debt component, at the date when the goods or services are received. If a compound financial instrument issued by the Group to the employees, the Group first measure the fair value of the debt component, and then measure the fair value of the equity component—taking into account that the counterparty must forfeit the right to receive cash in order to receive the equity instrument. The fair value of the compound financial instrument is the sum of the fair values of the two components. The debt component will be accounted for as a cash-settled share-based payment transaction; and the equity component will be accounted for as an equity-settled share-based payment.

2.23	Provisions

Provisions for legal claims and service warranties are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

2.24	Revenue recognition

The Group generates revenues primarily from provision of music entertainment services, such as paid music, virtual gifts sales and content sublicensing, and online advertising. Revenue is recognized when or as the control of the services or goods is transferred to the customer. Depending on the terms of the contract and the laws that are applied to the contract, control of the services and goods may be transferred over time or at a point in time.

(a)	Revenue from online music services

Online music services revenues primarily include revenues from subscriptions, sale of digital music singles and albums, content sublicensing and online advertising on the Group’s online music platforms.

The Group provides to users certain subscription packages which entitle paying subscribers a fixed amount of non-accumulating downloads per month and access to pay-for-streaming content with certain privilege features on its music platforms. The subscription fee for these packages is time-based and is collected upfront from subscribers. The terms of time-based subscriptions range from one month to twelve months. The receipt of subscription fee is initially recorded as deferred revenue. The Group satisfies its various performance obligations by providing services throughout the subscription period and revenue is recognized over time accordingly.

The Group also provides its users to purchase early release access to certain new digital music singles and albums. These singles and albums can be downloaded and streamed only through the Group’s platform. Such music singles and albums will be made available to all users to access after the initial launch period which is generally three months. The Group considers that it provides the early access to the newly launched singles and albums within its platform as opposed to providing functional intellectual property to the users. As a result, the performance obligation of providing early access is satisfied, and revenue is recognized over time accordingly.

The above services can be paid directly by users by way of online payment channels or through various third party platforms. The Group records revenue on gross basis according to the criteria stated in (c) below and recognizes service fees levied by online payment channels or third party platforms (“Channel Fees”) as the cost of revenues in the same period as the related revenue is recognized.

The Group sublicenses certain of the Group’s music content to other music platforms for a fixed period of time, typically one year, that falls within the original license period of the underlying content. The Group is obliged to replicate the licensed content library for any subsequent changes in the content, including any new content or removal of existing content, updated by the content partners any time during the sublicensing period. As a result, the Group determines sublicensing of content as a single performance obligation. Revenues from sublicensing the content are recognized over the sublicensing period. The Group only recognizes revenue when it is highly probable that this will not result in a significant reversal of revenue when any uncertainty is resolved. The Group does not adjust the promised amount of consideration for the effects of any significant financing component as the sublicensing period is typically one year.

Advertising revenue is primarily generated through display ads on the Group’s platforms. Advertising contracts are signed to establish the fixed prices and advertising services to be provided based on cost per display (“CPD”) or cost per mille (“CPM”) arrangements. When the collectability is reasonably assured, advertising revenues from the CPD arrangements that are display ads for an agreed period of time, are recognized ratably over the contract period of display based on a time-based measure of progress as the performance obligation is expended evenly over the period, while revenue from the CPM arrangements are recognized based on the number of times that the advertisement has been displayed. The Group allocates revenue to each performance obligation on a relative stand-alone selling price basis which is determined with reference to the prices charged to customers.

The Group also entered into contracts with third-party advertising agencies or entities controlled by Tencent, which represent the Group in negotiation and contracting with advertisers. The Group shares with these advertising agencies a portion of the revenues the Group derives from the advertisers. Revenues are recognized on a gross or net basis based on an assessment made according to the criteria stated in (c) below. If revenue for advertising derived through these advertising agencies are recorded at the gross amount, the portion remitted to advertising agencies, including any cash incentive in the form of commissions, is recorded as cost of revenues. If revenue for advertising derived through these advertising agencies are recorded at the net amount, the related cash incentives, in the form of commissions paid/payable to any advertising agencies based on volume and performance, are accounted for as a reduction of revenue, based on expected performance.

(b)	Revenue from social entertainment services and others

The Group offers virtual gifts to users for free or sell virtual gifts to users on the Group’s online karaoke and live streaming platforms. The virtual gifts are sold to users at different specified prices as pre-determined by the Group. The utilization of each virtual gift sold to users is considered as the performance obligation and the Group allocates revenue to each performance obligation on a relative stand-alone selling price basis, which are determined based on the prices charged to customers.

Virtual gifts are categorized as consumable, time-based and durable. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period. The Group does not have further obligations to the user after the virtual gifts are consumed immediately or after the stated period for time-based items. The revenue for the sale of consumable virtual gifts on the online karaoke and online broadcasting platforms is recognized immediately when a virtual item is consumed or, in the case of a time-based virtual item, recognized ratably over the useful life of the items, which generally does not exceed one year. The Group recognizes the revenue for sale of durable virtual gifts over their estimated lifespans of no longer than six months, which are determined by the management based on the expected service period derived from past experiences, given there is an implicit obligation of the Group to maintain the virtual gifts operated on its platforms.

The Group may share with performers a portion of the revenues derived from the sales of the virtual gifts on the online karaoke and live streaming platforms. Revenues for the sales of virtual gifts are recorded at the gross amount, with the portion remitted to performers recorded as cost of revenues, as the Group considers itself the primary obligor in the sales of virtual gifts with the Group possesses the latitude in establishing prices; and the rights to determine the specifications or change the virtual gifts.

The Group also generates revenue from online karaoke and live streaming services by selling premium memberships that provide paying users with certain privileges. The fees for these packages are time-based ranging from one month to twelve months and are collected up-front from the respective subscribers. The receipt of the subscription fees is initially recorded as deferred revenue. The Group satisfies its performance obligation by providing services over the subscription period and revenue is recognized ratably over the subscription period.

The Group also generates advertising revenue from its social entertainment platforms and the policies for recognized advertising revenue is described in Note 2.24(a) above.

(c)	Principal and agent consideration

The Group reports the revenue on a gross or net basis depending on whether the Group is acting as a principal or an agent in a transaction. The determination of whether to report the revenues of the Group on a gross or net basis is based on an evaluation made of various factors, including but not limited to whether the Group (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price; (iii) changes the product or performs part of the service; (iv) has involvement in the determination of product and service specifications.

The Group does not disclose the information about the remaining performance obligations as the performance obligations of the Group have an expected duration of one year or less.

(d)	Contract liabilities and contract costs

A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received a consideration (or an amount of consideration is due) from the customer.

Contract costs include incremental costs of obtaining a contract and costs to fulfill a contract. The contract costs are amortized using a method which is consistent with the pattern of recognition of the respective revenues. The Group has applied the practical expedient to recognize the contract cost relating to obtain a contract as an expense when incurred, if otherwise the amortization period is one year or less.

2.25	Interest income

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

2.26	Cost of revenues

Cost of revenues mainly consists of service costs, advertising agency fees, channel fees, amortization of intangible assets, salaries and benefits for its operations personnel (including related share-based compensation) and others.

Service costs include royalty payments to music content providers and revenue sharing with performers on the online karaoke and live streaming platforms. Payment arrangements with music content providers are mainly calculated under pre-determined revenue sharing ratios which are determined based on the actual usage of the content. Certain arrangements require the Group to pay non-recoupable royalty in advance. The Group expenses the non-recoupable royalty on a straight-line basis over the relevant contractual periods and accrues additional royalty costs when revenue sharing during a contractual period is expected to exceed the non-recoupable royalty amounts.

2.27	Selling and marketing expenses

Selling and marketing expenses mainly consist of advertising expenses for branding and acquiring user traffic for the Group’s online music show platforms, salaries and commissions for our sales and marketing personnel (including related share-based compensation) and intangible assets amortization. Advertising costs are included in “Selling and marketing” and are expensed when the service is received.

2.28	General and administrative expenses

General and administrative expenses mainly consist of salaries and benefits for management and administrative personnel and research and development personnel (including related share-based compensation), rental and depreciation expenses related to facilities and equipment used by our research and development team, professional service expense, amortization of intangible assets and other general corporate expenses.

Research expenditure is recognized as an expense as incurred. Development expenditures are capitalized when recognition criteria are fulfilled and tests for impairment are performed annually. Other development expenditures that do not meet those criteria are recognized as expenses as incurred. Development expenditures previously recognized as expenses are not recognized as assets in subsequent periods. The amount of development expenditures qualifying for capitalization for the Group is immaterial.

2.29	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

2.30	Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payments that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	amounts expected to be payable by the Group under residual value guarantees

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the group:

•	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

•	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third party financing, and

•	makes adjustments specific to the lease, e.g. term, country, currency and security.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance costs. The finance cost is charged to income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs, and

•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. The lease terms of building and others are generally less than six years and less than two years, respectively.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

2.31	Dividends distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Historical Financial Information in the period in which the dividends are approved by the Company’s shareholders or directors, where appropriate.

Distribution of non-cash assets to the Company’s shareholders is recognized and measured at the fair value of the non-cash assets to be distributed. Any difference between the fair value and the carrying amount of the non-cash assets to be distributed is recognized in the income statement.

3	Financial risk management

3.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management strategy seeks to minimize the potential adverse effects on the financial performance of the Group. Risk management is carried out by the senior management of the Group.

(a)	Market risk

(i)	Foreign exchange risk

The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to RMB and US$. Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities are denominated in a currency that is not the respective functional currency of the Group’s subsidiaries. The functional currency of the Company and majority of its overseas subsidiaries is US$ whereas the functional currency of the subsidiaries which operate in the PRC is RMB. The Group currently does not hedge transactions undertaken in foreign currencies but manages its foreign exchange risk by performing regular reviews of the Group’s net foreign exchange exposures.

As at December 31, 2019, 2020 and 2021 and March 31, 2022, the Group’s major monetary assets denominated in US$ and exposed to foreign exchange risk amounts to RMB2 million, RMB2 million, RMB54 million and RMB54 million, respectively, while major monetary liabilities denominated in US$ and exposed to foreign exchange risk amounts to nil, RMB1 million, RMB1 million and nil, respectively.

As at December 31, 2019, 2020 and 2021 and March 31, 2022, the Group’s major monetary assets denominated in RMB and exposed to foreign exchange risk amounts to RMB61 million, RMB6 million, RMB27 million and RMB23 million, respectively, while major monetary liabilities denominated in RMB and exposed to foreign exchange risk amounts to RMB40 million, RMB22 million, RMB33 million and RMB28 million, respectively.

The Group performed sensitivity analysis based on the net exposure to each of the exposure arising from US$ and RMB at end of each reporting period. As at December 31, 2019, 2020 and 2021 and March 31, 2022, the impact on the post-tax profit of the Group arising from a reasonable change in the foreign exchange rates of US$ and RMB is immaterial and therefore no quantitative impact of the sensitivity analysis is presented for foreign exchange risk.

(ii)	Price risk

The Group is exposed to price risk because of investments held by the Group, which were classified as financial assets at fair value through other comprehensive income and other investments for the Track Record Period. The Group is not exposed to commodity price risk.

The sensitivity analysis is determined based on the exposure to equity price risk of financial assets at fair value through other comprehensive income and other investments at the end of each reporting period. If equity prices of the respective instruments held by the Group had been 5% higher/lower, the other comprehensive income would have been approximately RMB223 million, RMB489 million, RMB365 million, RMB422 million and RMB245 million higher/lower, and profit for the year/period would have been approximately RMB11 million, RMB19 million, RMB12 million, RMB19 million and RMB19 million higher/lower, for the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022, respectively.

(iii)	Interest rate risk

Other than term deposits with initial terms of over three months and cash and cash equivalents, the Group has no other significant interest-bearing assets.

The Group’s exposure to changes in interest rates is attributable to its notes payable issued during the Track Record Period (Note 25), which carried at fixed rates and does not expose the Group to cash flow interest-rate risk. Accordingly, the directors of the Company do not anticipate there is any significant impact on the Group’s financial performance resulted from the changes in interest rates.

(b)	Credit risk

The Group is exposed to credit risk in relation to its cash and cash deposits (including term deposits) placed with banks and financial institutions, short-term investments, as well as accounts and other receivables. The carrying amount of each class of these financial assets represents the Group’s maximum exposure to credit risk in relation to the corresponding class of financial assets.

The Group has policies in place to ensure that credit terms are granted to counterparties, including customers for content sublicensing, advertising agencies, third parties platforms as well as entities under Tencent, with an appropriate credit history and the Group also performs periodic credit evaluations of these counterparties. Management does not expect any material loss arising from non-performance by these counterparties.

Customers for content sublicensing and the third parties platforms are reputable corporations with sound financial position. The credit quality of the advertising agencies are assessed on a regular basis based on historical settlement records and past experience.

In addition, deposits are only placed with reputable domestic or international financial institutions. There has been no recent history of default in relation to these financial institutions. The expected credit loss is close to zero.

No single external customer amount to more than 10% of the revenue of the Group for the Track Record Period.

The Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the assets. The provision matrix is determined based on historical observed default rates over the expected life of the receivables with similar credit risk characteristics and is adjusted for forward-looking estimates. The historical observed default rates are updated based on the payment profiles of receivable over a period of 12 months, and changes in the forward-looking estimates are analyzed at year/period end. As at December 31, 2019, 2020 and 2021 and March 31, 2022, the expect credit loss rate was less than 1%.

As at December 31, 2019, 2020 and 2021 and March 31, 2022, the carrying amounts of accounts receivable approximated their fair values.

(c)	Liquidity risk

The Group aims to maintain sufficient cash and cash equivalents and short-term investments to meet financial obligations when due. Management monitors rolling forecasts of the Group’s liquidity requirements on the basis of expected cash flows and considering the maturities of financial assets and financial liabilities.

As at December 31, 2019, the Group has no material external borrowings. As at December 31, 2020, 2021 and March 31, 2022, the Group’s major external borrowings represented the senior unsecured notes issued in September 2020, details of which are disclosed in Note 25.

The contractual undiscounted cash flows of the Group’s notes payable and related interest expenses in the next twelve months are nil, RMB92 million, RMB90 million and RMB90 million, as at December 31, 2019, 2020, 2021 and March 31, 2022, respectively. The contractual undiscounted cash flows of the Group’s notes payable and related interest expenses more than 1 year but within 5 years are approximately nil, RMB2,326 million, RMB2,247 million and RMB2,224 million, as at December 31, 2019, 2020, 2021 and March 31, 2022, respectively. The contractual undiscounted cash flows of the Group’s notes payable and related interest expenses over 5 years are nil, RMB3,589 million, RMB3,443 million and RMB3,396 million, as at December 31, 2019, 2020, 2021 and March 31, 2022, respectively.

Apart from the above, majority of its financial liabilities comprised lease liabilities, accounts payable, and other payables and accruals. Except for the other payables and accruals are due for settlement contractually within 12 months, the contractual undiscounted cash flows of the Group’s lease liabilities payable in the next twelve months are RMB78 million, RMB116 million, RMB108 million and RMB101 million, as at December 31, 2019, 2020 and 2021, and March 31, 2022, respectively. The contractual undiscounted cash flows of the Group’s lease liabilities payable more than 1 year but within 5 years are RMB82 million, RMB248 million, RMB209 million and RMB191 million, as at December 31, 2019, 2020 and 2021, and March 31, 2022, respectively. The contractual undiscounted cash flows of the Group’s lease liabilities payable over 5 years are RMB17 million and RMB16 million as at December 31, 2021, and March 31, 2022, while no contractual undiscounted cash flows of the Group’s lease liabilities payable over 5 years as at December 31, 2019, 2020, respectively.

The contractual undiscounted cash flows of the Group’s accounts payable in the next twelve months are RMB2,559 million, RMB3,567 million, RMB4,331 million and RMB5,167 million, as at December 31, 2019, 2020, 2021 and March 31, 2022, respectively. The contractual undiscounted cash flows of the Group’s accounts payable more than 1 year but within 5 years are nil, RMB150 million, RMB100 million and RMB100 million, as at December 31, 2019, 2020 and 2021, and March 31, 2022, respectively.

3.2	Capital risk management

The Group’s objectives on managing capital are to safeguard the Group’s ability to continue as a going concern and support the sustainable growth of the Group in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long term.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

As at December 31, 2019, 2020 and 2021 and March 31, 2022, the directors of the Company consider the risk of the Group’s capital structure is remote as the Group has a net cash position.

3.3	Fair value estimation

The table below analyzes the Group’s financial instruments carried at fair value as at December 31, 2019, 2020 and 2021 and March 31, 2022, by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

As at December 31, 2019, 2020 and 2021 and March 31, 2022, the Group’s financial instruments carried at fair values comprised financial assets at fair value through other comprehensive income (Note 18(a)) stated in the consolidated balance sheets were measured at level 1 hierarchy, while other investments (Note 18(b)) and short-term investments (Note 18(c)) at level 3 fair value hierarchy.

The fair value of financial instruments traded in active markets is determined with reference to quoted market prices at the end of the reporting period. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in level 1.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required for evaluating the fair value of a financial instrument are observable, the instrument is included in level 2. If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3.

The Group has a team of personnel who performs valuation on these level 3 instruments for financial reporting purposes. The team adopts various valuation techniques to determine the fair value of the Group’s level 3 instruments. External valuation experts may also be involved and consulted when it is necessary.

The components of the level 3 instruments mainly include short-term investments and investments in unlisted companies classified as other investment. As these instruments are not traded in an active market, their fair values have been determined using various applicable valuation techniques, including discounted cash flows approach and comparable transactions approach, etc. For the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022, the significant unobservable inputs of expected rate of return for short-term investments were 2.55% to 4.00%, 2.55%, 1.65% to 5.59%, 2.13% to 3.51%, and 2.25% to 4.61%, respectively. The higher the expected rate of return, the higher the fair value.

For the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022, there was no transfer between level 1, 2 and 3 for recurring fair value measurements. Movement of the financial assets at fair value that using level 3 measurements, represented other investments (Note 18(b)) and short-term investments (Note 18(c)). Movement of the financial liabilities at fair value using level 3 measurements, solely represented contingent considerations resulted from business combination is analyzed as below:

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
At beginning of the year/period	63	112	—	—	—
Fair value change	49	—	—	—	—
Settlement	—	(112)	—	—	—

At end of the year/period	112	—	—	—	—

4	Critical accounting estimates and judgments

The preparation of Historical Financial Information requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies.

Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

(a)	Consolidation of VIEs

As disclosed in Note 1.2, the Group exercises control over the VIEs and has the right to recognize and receive substantially all the economic benefits through the Contractual Arrangements. The Group considers that it controls the VIEs notwithstanding the fact that it does not hold direct equity interests in the VIEs, as it has power over the financial and operating policies of the VIEs and receive substantially all the economic benefits from the business activities of the VIEs through the Contractual Arrangements. Accordingly, all these VIEs are accounted for as controlled structured entities and their financial statements have also been consolidated by the Company.

(b)	The estimates of the lifespans of durable virtual gifts

Users purchase certain durable virtual gifts on the Group’s online karaoke and live streaming platforms and the relevant revenue is recognized based on the estimated lifespans of the virtual gifts. The estimated lifespans are determined by the management based on the expected service period derived from historical data of user relationship period.

Significant judgments are required in determining the expected user relationship periods, including but not limited to historical users’ activities patterns and churn out rate. The Group has adopted a policy of assessing the estimated lifespans of virtual gifts on a regular basis whenever there is any indication of change in the expected user relationship periods.

Any change in the estimates may result in the revenue being recognized on a different basis from that in prior periods.

(c)	Recoverability of non-financial assets

The Group tests annually whether goodwill has suffered any impairment. Goodwill and other non-financial assets, mainly including property, plant and equipment, right-of-use assets, intangible assets, as well as investments accounted for using equity method are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts have been determined based on value-in-use calculations or fair value less costs to sell. These calculations require the use of judgments and estimates.

Management judgment is required in the area of asset impairment particularly in assessing: (i) whether an event has occurred that may indicate that the related asset values may not be recoverable; (ii) whether the carrying value of an asset can be supported by the recoverable amount, being the higher of fair value less costs to sell and net present value of future cash flows which are estimated based upon the continued use of the asset in the business; (iii) the selection of the most appropriate valuation technique, e.g. the market approach, the income approach, as well as a combination of approaches, including the adjusted net asset method; and (iv) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management in assessing impairment, including the revenue growth and margin, terminal growth rates and pre-tax discount rates assumptions adopted in the cash flow projections, could materially affect the net present value used in the impairment test and as a result affect the Group’s financial condition and results of operations. If there is a significant adverse change in the projected performance and resulting future cash flow projections, it may be necessary to take an impairment charge to income statement.

(d)	Share-based compensation arrangements

The Group measures the cost of equity-settled transactions with employees and non-employees by making reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model which requires the determination of the appropriate inputs. The Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of the respective vesting periods of the options and awarded shares (the “Expected Retention Rate”) in order to determine the amount of share-based compensation expenses to be charged to the consolidated income statement. The assumptions and models used for estimating the fair value of share-based payment transactions are disclosed in Note 24.

(e)	Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact current income tax and deferred income tax in the period in which such determination is made.

(f)	Scope of consolidation

Consolidation is required only if control exists. The Group controls an investee when it has all the following: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the amount of the Group’s returns. Power results from rights that can be straightforward through voting rights or complicated in contractual arrangements. Variable returns normally encompass financial benefits and risks, but in certain cases, they also include operational values specific to the Group. These three factors cannot be considered in isolation by the Group in its assessment of control over an investee. Where the factors of control are not apparent, significant judgment is applied in the assessment, which is based on an overall analysis performed on all of the relevant facts and circumstances.

The Group is required to reassess whether it controls the investee if facts and circumstances indicate a change to one or more of the three factors of control.

5	Revenue

During the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022, revenue contributed by music subscription packages, which were recognized over time, amounted to RMB3,563 million, RMB5,560 million, RMB7,333 million, RMB1,692 million and RMB1,993 million, respectively.

During the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022, the majority of the revenue from online music services are recognized over time and the majority of the revenue from social entertainment services are recognized at a point in time.

As at December 31, 2019, 2020 and 2021, and March 31, 2022, incremental contract costs related to contracts with customers were not material to the Group.

The Group does not disclose the information about the remaining performance obligations as the performance obligations of the Group have an expected duration of one year or less.

Details of contract liabilities were disclosed in Note 27.

6	Interest Income

Interest income mainly represents interest income from bank deposits, including bank balance and term deposits.

7	Other gains, net

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
Government grants and tax rebates (note)	132	245	393	101	53
Impairment provision for investments in associates (Note 17)	(43)	(4)	—	—	—
Gain on step-up acquisition arising from business combination	—	19	8	—	2
Fair value change of investments	(37)	—	105	1	9
Gain/(loss) on disposal of a subsidiary	—	32	(10)	(10)	—
Dividend from investments	—	—	27	—	3
Others	26	70	30	7	14

	78	362	553	99	81

Note: There are no unfulfilled conditions or contingencies related to these subsidies.

8	Expenses by nature

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
Service costs (note i)	14,967	17,478	18,992	4,673	4,114
Advertising agency fees	233	505	667	192	95
Employee benefits expenses (note ii and note iii)	2,527	3,004	3,915	877	1,021
Promotion and advertising expenses	1,823	2,227	2,387	609	258

Notes:

(i)	Service costs mainly comprised licensing costs, revenue sharing fees paid to content creators and content delivery costs that primarily consisted of server, cloud services and bandwidth costs.

(ii)

During the years ended December 31, 2019, 2020, 2021 and the three months ended March 31, 2021 and 2022, the Group incurred expenses for the purpose of research and development of approximately RMB1,159 million, RMB1,667 million, RMB2,339 million, RMB504 million and RMB596 million, which comprised employee benefits expenses of RMB1,012 million, RMB1,488 million, RMB2,050 million, RMB452 million and RMB525 million, respectively. No significant development expenses had been capitalized for the years ended December 31, 2019, 2020 and 2021, and the three months ended March 31, 2021 and 2022.

(iii)	Employee benefits expenses

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
Wages, salaries and bonuses	1,616	2,020	2,518	584	672
Welfare, medical and other expenses	295	373	453	89	102
Share-based compensation expenses	519	569	752	162	189
Contribution to pension plans	97	42	192	42	58

	2,527	3,004	3,915	877	1,021

Majority of the Group’s contributions to pension plans are related to the local employees in the PRC. All local employees of the subsidiaries in the PRC participate in employee social security plans established in the PRC, which cover pension, medical and other welfare benefits. The plans are organized and administered by the governmental authorities. Other than the contributions made to these social security plans, the Group has no other material commitments owing to the employees. According to the relevant regulations, the portion of premium and welfare benefit contributions that should be borne by the companies within the Group as required by the above social security plans are principally determined based on percentages of the basic salaries of employees, subject to certain ceilings and caps imposed. These contributions are paid to the respective labor and social welfare authorities and are expensed as incurred.

9	Finance costs

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
Interest and related expenses	68	99	120	31	29
Exchange (gains)/losses	(4)	(2)	1	—	1

	64	97	121	31	30

10	Taxation

(a)	Income tax expense

Income tax expense is recognized based on management’s best knowledge of the income tax rates expected for the year/period.

(i)	Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)	Hong Kong

Under the current tax laws of Hong Kong, TME Hong Kong is subject to Hong Kong profits tax at 16.5% on its taxable income generated from the operations in Hong Kong. Dividends from TME Hong Kong is not subject to Hong Kong profits tax.

(iii)	PRC

Under the Corporate Income Tax (“CIT”) Law in the PRC, foreign invested enterprises and domestic enterprises are subject to a unified CIT rate of 25%, except for available preferential tax treatments, including tax concession for enterprise approved as “High and New Technology Enterprise” (“HNTE”) “Software Enterprise” (“SE”) and “Key Software Enterprise” (“KSE”), and enterprise established in certain special economic development zones. Qualified HNTE is eligible for a preferential tax rate of 15%, Qualified SE is entitled to an exemption from income tax for the first two years, commencing from the first profitable year, and a reduction of half tax rate for the next three years and Qualified KSE is eligible for a preferential tax rate of 10%.

Beijing Kuwo and a subsidiary of the Group, Guangzhou Fanxing Entertainment Information Technology Co., Ltd. (“Fanxing”), have been recognized as HNTE by relevant government authorities and were entitled a to preferential tax rate of 15% for the years ended December 31, 2019, 2020 and 2021, and the three months ended March 31, 2021 and 2022. Guangzhou Kugou has also been recognized as HNTE by the relevant government authorities and was entitled to a preferential tax rate of 15% for the years ended December 31, 2019 and 2020, and subject to the unified CIT rate of 25% for the year ended December 31, 2021 and the three months ended March 31, 2021 and 2022. Yeelion Online and TME Tech Shenzhen were qualified as SE and have entitled to tax holidays starting from the year ended December 31, 2017 (i.e. their first profitable year in 2017). Yeelion Online and TME Tech Shenzhen were further qualified as KSE and entitled to a preferential tax rate of 10% for the year ended December 31, 2019. For the years ended December 31, 2020 and 2021, and the three months ended March 31, 2021, Yeelion Online and TME Tech Shenzhen were entitled to a reduced tax rate of 12.5%. For the three months ended March 31, 2022, Yeelion Online and TME Tech Shenzhen were recognized as HNTE by relevant government authorities and were entitled to a preferential tax rate of 15%. Yeelion Online Network Technology (Tianjin) Co., Ltd. (“Yeelion Online Tianjin”) and Guangzhou Shiyinlian Software Technology Co., Ltd. (“Shiyinlian”) were qualified as SE and have been entitled to tax holidays for the years ended December 31, 2019 and 2020 (i.e. starting from their first profitable year in 2019), and they were entitled to a reduced tax rate of 12.5% for the year ended December 31, 2021 and the three months ended March 31, 2021 and 2022.

Furthermore, certain subsidiaries of the Group are subject to other preferential tax treatment for certain reduced tax rates ranging from 2.5% to 10% for the Track Record Period.

The income tax expense of the Group is analyzed as follows:

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
Current income tax	703	634	530	263	118
Deferred income tax (note b)	(140)	(178)	(113)	(136)	(28)

Total income tax expense	563	456	417	127	90

The taxation on the Group’s profit before income tax differs from the theoretical amount that would arise using the tax rate of 25% for the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022, being the tax rate of the major subsidiaries of the Group before enjoying preferential tax treatments, as follows:

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
Profit before income tax expense	4,540	4,632	3,632	1,106	739

Tax calculated at a tax rate of 25%	1,135	1,158	908	277	185
Effects of different tax rates applicable to different subsidiaries of the Group	(36)	34	29	12	3
Effects of tax holiday on assessable profit of certain subsidiaries	(88)	(214)	(34)	(10)	—
Effects of preferential tax rate on assessable profit of certain subsidiaries	(556)	(631)	(664)	(215)	(159)
Expense not deductible for tax purposes	133	82	191	41	51
Income not subject to tax	—	—	(3)	—	—
Unrecognized deferred income tax assets	16	46	27	46	29
Utilization of previously unrecognized tax assets	(50)	(11)	(38)	(18)	(12)
Others	9	(8)	1	(6)	(7)

	563	456	417	127	90

The aggregate amount and per share effect of the tax holiday are as follows:

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
Effects of tax holiday on assessable profit of certain subsidiaries	88	214	34	10	—
Per ordinary share effect—basic	0.03	0.06	0.01	0.00	0.00
Per ordinary share effect—diluted	0.03	0.06	0.01	0.00	0.00

The Group’s profit before tax consists of:

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
Non-PRC	470	(4)	(5)	(31)	21
PRC	4,070	4,636	3,637	1,137	718

	4,540	4,632	3,632	1,106	739

(b)	Deferred income tax

	As at December 31,			As at March 31,
	2019	2020	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)
The deferred tax assets comprise temporary differences attributable to:
Prepayment and other investments	61	105	134	131
Deferred revenue	46	55	83	74
Accruals	74	136	118	139
Others	19	12	15	17

Total deferred tax assets	200	308	350	361
Set-off of deferred tax liabilities pursuant to set-off provisions	(8)	(5)	(4)	(4)

Net deferred tax assets	192	303	346	357

The deferred tax liabilities comprise temporary differences attributable to:
Intangible assets acquired in business combinations	305	270	275	258

Total deferred tax liabilities	305	270	275	258
Set-off of deferred tax liabilities pursuant to set-off provisions	(8)	(5)	(4)	(4)

Net deferred liabilities	297	265	271	254

The recovery of deferred income tax:

	As at December 31,			As at March 31,
	2019	2020	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
Deferred tax assets:				(Unaudited)
to be recovered after more than 12 months	43	38	48	70
to be recovered within 12 months	149	265	298	287

	192	303	346	357

Deferred tax liabilities:
to be recovered after more than 12 months	229	203	201	186
to be recovered within 12 months	68	62	70	68

	297	265	271	254

The movements of deferred income tax assets were as follows:

	Prepayment and other investments	Deferred revenue	Accruals	Others	Total
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
At January 1, 2019	39	30	40	22	131
Credited/(charged) to income statement	22	16	34	(3)	69

At December 31, 2019	61	46	74	19	200
Credited/(charged) to income statement	44	9	62	(7)	108

At December 31, 2020	105	55	136	12	308
Credited/(charged) to income statement	29	28	(18)	3	42

At December 31, 2021	134	83	118	15	350
(Charged)/credited to income statement	(3)	(9)	21	2	11

At March 31, 2022 (Unaudited)	131	74	139	17	361

The Group only recognizes deferred income tax assets for cumulative tax losses if it is probable that future taxable amounts will be available to utilize those tax losses. Management will continue to assess the recognition of deferred income tax assets in future reporting periods. As at December 31, 2019, 2020 and 2021 and March 31, 2022, the Group did not recognize deferred income tax assets of RMB42 million, RMB96 million, RMB130 million and RMB98 million, respectively in respect of cumulative tax losses amounting to RMB436 million, RMB664 million, RMB674 million and RMB711 million, respectively. These tax losses will generally expire from 2022 to 2027.

The movements of deferred income tax liabilities were as follows:

Intangible assets
RMB’million
At January 1, 2019	362
Credited to income statement	(71)
Business combinations	14

At December 31, 2019	305
Credited to income statement	(70)
Business combinations (Note 28)	35

At December 31, 2020	270
Credited to income statement	(71)
Business combinations (Note 28)	76

At December 31, 2021	275
Credited to income statement	(17)

At March 31, 2022 (Unaudited)	258

11	Earnings per share

(a)	Basic earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year/period.

(b)	Diluted earnings per share

For the calculation of diluted earnings per share, weighted average number of ordinary shares outstanding is adjusted by the effect of dilutive securities, including share-based awards in respect of share options and restricted share units (“RSU”) as well as puttable shares, under the treasury stock method (collectively forming the denominator for computing the diluted earnings per share). Potentially dilutive securities, including share options, RSU and puttable shares, have been excluded from the computation of weighted average number of ordinary shares for the purpose of diluted earnings per share if their inclusion is anti-dilutive. No adjustments is made to earnings (numerator).

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
Earnings
Net profit attributable to equity holders of the Company	3,982	4,155	3,029	926	609

	Number of shares
	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
				(Unaudited)	(Unaudited)
Shares
Weighted average ordinary shares outstanding, used in computing basic earnings per share	3,272,754,403	3,313,527,847	3,321,067,177	3,354,845,726	3,273,281,390
Dilution effect- adjustments for share options and RSUs	74,817,935	46,932,912	41,978,580	48,744,431	28,848,711

Shares used in computing diluted earnings per share	3,347,572,338	3,360,460,759	3,363,045,757	3,403,590,157	3,302,130,101

	RMB	RMB	RMB	RMB	RMB
Basic earnings per share for Class A and Class B ordinary shares	1.22	1.25	0.91	0.28	0.19
Diluted earnings per share for Class A and Class B ordinary shares	1.19	1.24	0.90	0.27	0.18
Basic earnings per ADS	2.43	2.51	1.82	0.55	0.37
Diluted earnings per ADS	2.38	2.47	1.80	0.54	0.37

Note: One ADS represents two Class A ordinary shares of the Company.

For the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022, certain share options, certain RSU and puttable shares that were anti-dilutive and being excluded from the calculation of diluted earnings per share were immaterial on a weighted average basis.

12	Property, plant and equipment

	Servers and network equipment	Leasehold improvements	Office furniture, equipment and others	Total
	RMB’ million	RMB’ million	RMB’ million	RMB’ million
At January 1, 2019
Cost	217	88	30	335
Accumulated depreciation	(96)	(57)	(14)	(167)

Net book amount	121	31	16	168

Year ended December 31, 2019
Opening net book amount	121	31	16	168
Additions	63	13	24	100
Business combinations	—	—	1	1
Disposals	—	(1)	(1)	(2)
Depreciation charge	(60)	(17)	(11)	(88)

Closing net book amount	124	26	29	179

At December 31, 2019
Cost	264	59	41	364
Accumulated depreciation	(140)	(33)	(12)	(185)

Net book amount	124	26	29	179

Year ended December 31, 2020
Opening net book amount	124	26	29	179
Additions	53	11	33	97
Business combinations	1	—	1	2
Disposals	(1)	—	—	(1)
Depreciation charge	(66)	(13)	(22)	(101)

Closing net book amount	111	24	41	176

At December 31, 2020
Cost	315	67	70	452
Accumulated depreciation	(204)	(43)	(29)	(276)

Net book amount	111	24	41	176

Year ended December 31, 2021
Opening net book amount	111	24	41	176
Additions	32	81	79	192
Business combinations	1	—	1	2
Disposals	(1)	(6)	(21)	(28)
Depreciation charge	(59)	(19)	(21)	(99)

Closing net book amount	84	80	79	243

	Servers and network equipment	Leasehold improvements	Office furniture, equipment and others	Total
	RMB’million	RMB’million	RMB’million	RMB’million
At December 31, 2021
Cost	344	137	128	609
Accumulated depreciation	(260)	(57)	(49)	(366)

Net book amount	84	80	79	243

(Unaudited)

Period ended March 31, 2022
Opening net book amount	84	80	79	243
Additions	8	11	10	29
Depreciation charge	(12)	(7)	(6)	(25)

Closing net book amount	80	84	83	247

At March 31, 2022
Cost	354	148	129	631
Accumulated depreciation	(274)	(64)	(46)	(384)

Net book amount	80	84	83	247

(Unaudited)

At January 1, 2021
Cost	315	67	70	452
Accumulated depreciation	(204)	(43)	(29)	(276)

Net book amount	111	24	41	176

Period ended March 31, 2021
Opening net book amount	111	24	41	176
Additions	5	4	19	28
Business combinations	1	—	1	2
Depreciation charge	(16)	(3)	(6)	(25)

Closing net book amount	101	25	55	181

At March 31, 2021
Cost	323	72	91	486
Accumulated depreciation	(222)	(47)	(36)	(305)

Net book amount	101	25	55	181

During the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022, depreciation was charged to the consolidated income statements as follows:

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
Cost of revenues	64	74	66	18	14
Selling and marketing expenses	1	1	—	—	—
General and administrative expenses	23	26	33	7	11

	88	101	99	25	25

13	Land use rights

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
Net book amount at January 1	—	—	—	—	1,495
Additions	—	—	1,504	—	1,052
Amortization charge	—	—	(9)	—	(12)

Net book amount at December 31/March 31	—	—	1,495	—	2,535

In October 2021 and March 2022, the Group acquired land use rights with consideration of approximately RMB1.5 billion and RMB1.05 billion, respectively. The land use rights mainly represent prepaid operating lease payments in respect of land in the Mainland China with lease period ranging from 30 to 40 years.

14	Right-of-use assets

The carrying amounts of right-of-use assets are as below:

	Buildings	Others	Total
	RMB’million	RMB’million	RMB’million
Net book amount at January 1, 2019	100	—	100
Inception of new leases	89	20	109
Depreciation charge	(53)	(8)	(61)

Net book amount at December 31, 2019	136	12	148
Inception of new leases	257	—	257
Depreciation charge	(76)	(10)	(86)
Disposal	(8)	—	(8)

Net book amount at December 31, 2020	309	2	311
Inception of new leases	117	—	117
Depreciation charge	(122)	(1)	(123)
Disposal	(22)	—	(22)

Net book amount at December 31, 2021	282	1	283
Inception of new leases	17	—	17
Depreciation charge	(32)	—	(32)

Net book amount at March 31, 2022 (Unaudited)	267	1	268

	Buildings	Others	Total
	RMB’million	RMB’million	RMB’million
(Unaudited)
Net book amount at January 1, 2021	309	2	311
Inception of new leases	18	—	18
Depreciation charge	(28)	(1)	(29)
Disposal	(4)	—	(4)

Net book amount at March 31, 2021	295	1	296

The interest expense arising from lease liabilities (included in finance costs) and expenses related to short-term leases (included in cost of revenue and expenses) are as below:

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
Interest expense (included in finance costs)	7	9	15	4	4
Expense relating to short-term leases (included in cost of revenues and expenses)	227	264	331	81	88

During the years ended December 31, 2019, 2020, 2021 and the three months ended March 31, 2021 and 2022, the lease of low value were immaterial and there were no lease with variable lease payment.

The total cash outflow in financing activities for leases in the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022 was RMB63 million, RMB84 million, RMB130 million, RMB28 million and RMB34 million, respectively, including principal elements of lease payments of approximately RMB56 million, RMB78 million, RMB116 million, RMB23 million and RMB29 million, and related interest paid of approximately RMB7 million, RMB6 million, RMB14 million, RMB5 million and RMB5 million, respectively.

Accordingly, the total cash outflow for leases in the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022 was RMB290 million, RMB348 million, RMB461 million, RMB109 million and RMB122 million, respectively.

The Group considered the lease as a single transaction in which the asset and liability are integrally linked and no net temporary difference at inception. As at December 31, 2019, 2020, 2021 and March 31, 2022, net temporary difference arose on settlement of the liability and the amortization of the leased asset on which deferred tax was immaterial.

Extension and termination options are included in a number of leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.

15	Intangible assets

	Domain name, trademark and Internet audio/video program transmission license	Copyrights	Supplier resources	Corporate customer relationships	Non-compete agreement	Others	Total
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
At January 1, 2019
Cost	1,340	285	335	238	134	125	2,457
Accumulated amortization	(287)	(13)	(123)	(152)	(71)	(48)	(694)

Net book amount	1,053	272	212	86	63	77	1,763

Year ended December 31, 2019
Opening net book amount	1,053	272	212	86	63	77	1,763
Additions	—	225	—	—	—	12	237
Business combinations	—	34	—	—	22	—	56
Amortization charge	(116)	(157)	(52)	(42)	(33)	(34)	(434)

Closing net book amount	937	374	160	44	52	55	1,622

At December 31, 2019
Cost	1,340	544	335	185	156	136	2,696
Accumulated amortization	(403)	(170)	(175)	(141)	(104)	(81)	(1,074)

Net book amount	937	374	160	44	52	55	1,622

Year ended December 31, 2020
Opening net book amount	937	374	160	44	52	55	1,622
Additions	—	876	—	—	—	13	889
Business combinations (Note 28)	—	145	—	—	—	1	146
Amortization charge	(116)	(365)	(51)	(40)	(34)	(31)	(637)

Closing net book amount	821	1,030	109	4	18	38	2,020

At December 31, 2020
Cost	1,340	1,554	335	185	156	160	3,730
Accumulated amortization	(519)	(524)	(226)	(181)	(138)	(122)	(1,710)

Net book amount	821	1,030	109	4	18	38	2,020

Year ended December 31, 2021
Opening net book amount	821	1,030	109	4	18	38	2,020
Additions	—	1,036	—	—	—	28	1,064
Business combinations (Note 28)	217	112	—	19	5	171	524
Amortization charge	(132)	(517)	(52)	(7)	(5)	(66)	(779)

Closing net book amount	906	1,661	57	16	18	171	2,829

At December 31, 2021
Cost	1,557	2,672	335	204	161	357	5,286
Accumulated amortization	(651)	(1,011)	(278)	(188)	(143)	(186)	(2,457)

Net book amount	906	1,661	57	16	18	171	2,829

	Domain name, trademark and Internet audio/video program transmission license	Copyrights	Supplier resources	Corporate customer relationships	Non-compete agreement	Others	Total
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
(Unaudited)
Period ended March 31, 2022
Opening net book amount	906	1,661	57	16	18	171	2,829
Additions	—	97	—	—	—	6	103
Amortization charge	(34)	(174)	(13)	(2)	(1)	(16)	(240)

Closing net book amount	872	1,584	44	14	17	161	2,692

At March 31, 2022
Cost	1,557	2,784	335	204	161	355	5,396
Accumulated amortization	(685)	(1,200)	(291)	(190)	(144)	(194)	(2,704)

Net book amount	872	1,584	44	14	17	161	2,692

(Unaudited)

At January 1, 2021
Cost	1,340	1,554	335	185	156	160	3,730
Accumulated amortization	(519)	(524)	(226)	(181)	(138)	(122)	(1,710)

Net book amount	821	1,030	109	4	18	38	2,020

Period ended March 31, 2021
Opening net book amount	821	1,030	109	4	18	38	2,020
Additions	—	194	—	—	—	7	201
Business combinations (Note 28)	217	87	—	19	5	168	496
Amortization charge	(31)	(105)	(13)	(3)	(2)	(12)	(166)

Closing net book amount	1,007	1,206	96	20	21	201	2,551

At March 31, 2021
Cost	1,557	1,900	335	204	161	326	4,483
Accumulated amortization	(550)	(694)	(239)	(184)	(140)	(125)	(1,932)

Net book amount	1,007	1,206	96	20	21	201	2,551

During the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022, amortization was charged to the consolidated income statements as follows:

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
Cost of revenues	239	434	577	125	191
Selling and marketing expenses	42	41	19	4	4
General and administrative expenses	153	162	183	37	45

	434	637	779	166	240

16	Goodwill

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)
At January 1	17,088	17,140	17,492	19,121
Business combinations	52	352	1,641	5
Disposals	—	—	(12)	—

At December 31/March 31	17,140	17,492	19,121	19,126

For the purpose of goodwill impairment tests, goodwill was allocated to the group of CGUs that below the level of operating segment of the Group, including goodwill related to (i) online music and social entertainment operations, which mainly arose from the Merger in 2016 (Note 1.1) and the acquired long-form audio company (Note 28(b)); and (ii) certain music content business and others, as below:

	As at December 31,			As at March 31,
	2019	2020	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)
Online music and social entertainment operations	16,262	16,262	17,842	17,842
Music content business and others	878	1,230	1,279	1,284

	17,140	17,492	19,121	19,126

The Group carries out its impairment testing on goodwill at each end of the reporting period end by comparing the recoverable amounts of CGUs or groups of CGUs to their carrying amounts. The recoverable amount of a CGU (or groups of CGUs) is the higher of its fair value less costs of disposal and its value in use.

During the Track Record Period, value in use approach was used in deriving the recoverable amounts of each of the above allocated goodwill, which calculated based on five-year financial projects using discount cash flows. No impairment loss was recognized as a result of the impairment assessment performed during the Track Record Period.

For online music and social entertainment operations as stated above, value in use using discounted cash flows was calculated based on five-year financial projections with an annual revenue growth of not more than 15%, 13%, 5% and 5%, plus a terminal value related to cash flows beyond the projection period extrapolated at an estimated terminal growth rate of not more than 3%, as at December 31, 2019, 2020 and 2021, and March 31, 2022, respectively. Pre-tax discount rate of 13.5%, 13.0%, 14.0% and 14.0% were applied, as at December 31, 2019, 2020 and 2021, and March 31, 2022, respectively, which reflected assessment of time value and specific risks relating to the industries that the Group operates in.

For the music content business and others, value in use using discounted cash flows was calculated, generally, based on five-year financial projections with an average compound annual revenue growth of not more than 32%, 22%, 26% and 26%, plus an estimated terminal growth rate of not more than 3%, as at December 31, 2019, 2020 and 2021 and March 31, 2022, respectively. Pre-tax discount rates of ranging from 17.0% to 18.0%, ranging from 16.0% to 17.5%, 16.0% and 16.0% were applied, as at December 31, 2019, 2020 and 2021, and March 31, 2022, respectively, which reflected assessment of time value and specific risks relating to the industries that the Group operates in.

Management leveraged their experiences in the industries and provided forecast based on past performance and their anticipation of future business and market developments.

Management has not identified reasonably possible change in key assumptions that could cause carrying amounts of the above CGUs (or groups of CGUs) to exceed the recoverable amounts as headroom of more than RMB7.2 billion, RMB10.2 billion, RMB5.1 billion and RMB4.4 billion as at December 31, 2019, 2020 and 2021, and March 31, 2022, respectively, for online music and social entertainment operations and headroom of more than RMB0.1 billion, RMB0.1 billion, RMB2.6 billion and RMB2.4 billion as at December 31, 2019, 2020 and 2021, and March 31, 2022, respectively, for music content business and others, were resulted from the impairment reviews over their respective carrying amounts.

For the online music and social entertainment operations, if the annual revenue growth rate decreases by 3.6, 4.5, 2.5 and 2.1 percentage points as at December 31, 2019, 2020 and 2021, and March 31 2022, respectively or pre-tax discount rate increases by 4.3, 6.5, 2.9 and 2.4 percentage points as at December 31, 2019, 2020 and 2021, and March 31, 2022, respectively, the headroom will be eliminated.

For the music content business and others, if the annual revenue growth rate decreases by 1.9, 1.3, 12.1 and 11.6 percentage points as at December 31, 2019, 2020 and 2021, and March 31, 2022, respectively or pre-tax discount rate increases by 1.6, 0.9, 21.6 and 17.2 percentage points as at December 31, 2019, 2020 and 2021, and March 31 2022, respectively, the headroom will be eliminated.

17	Investments accounted for using equity method

	As at December 31,			As at March 31,
	2019	2020	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)
Investments in associates	422	2,196	3,522	3,576
Investments in joint ventures	67	59	77	76

	489	2,255	3,599	3,652

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
Share of (loss)/profit of investments accounted for using equity method:
Associates	(9)	23	(45)	(26)	20
Joint ventures	(9)	(4)	(2)	(1)	—

	(18)	19	(47)	(27)	20

Movement of investments in associates and joint ventures is analyzed as follows:

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
At January 1	236	489	2,255	2,255	3,599
Additions (note i)	333	1,923	1,550	1,308	70
Business combinations	—	4	—	—	—
Share of (loss)/profit, net	(18)	19	(47)	(27)	20
Share of other comprehensive (losses)/income	(1)	(9)	4	(17)	15
Disposal	(1)	—	—	—	—
Step acquisition accounted for as business combination	—	(21)	(26)	—	(18)
Impairment provision (note ii)	(43)	(4)	—	—	—
Capital reduction	—	—	—	—	(20)
Currency translation differences	3	(146)	(60)	32	(14)
Dividend received	(20)	—	(77)	—	—

At December 31/March 31	489	2,255	3,599	3,551	3,652

Notes:

(i)

In March 2020, the Group completed the investment of 9.94% equity interest in a consortium, Concerto Partners LLC (“Concerto”), which is led by Tencent to acquire a 10% equity stake in Universal Music Group (“UMG”), for an investment consideration of EUR200 million (equivalent to approximately RMB1,531 million).

In January 2021, the Group completed the additional investment in Concerto for an investment consideration of EUR161 million (equivalent to approximately RMB1,270 million) in the same proportion of the Group’s equity stake.

According to the shareholders agreement of Concerto, the Group is able to participate in certain key decision making process of Concerto and therefore, this investment is accounted for as investment in an associate.

(ii)

Both external and internal sources of information of associates are considered in assessing whether there is any indication that the investments maybe impaired, including but not limited to their financial positions, business performances and market capitalization. During the years ended December 31, 2019 and 2020, the impairment losses mainly were resulted from revisions of financial business outlook of the associates and changes in the market environment of the underlying business. During the year ended December 31, 2021, and the three months ended March 31, 2021 and 2022, no impairment loss was recognized.

(iii)

The associates and joint ventures of the Group have been accounted for by using equity method based on the financial information of the associates and joint ventures prepared under the accounting policies generally consistent with those of the Group. None of the Group’s associates and joint ventures are considered individually material to the Group and the aggregate amount of the Group’s share of those individually immaterial associates and joint ventures’ total comprehensive income or loss, comprised the share of profit or loss and other comprehensive income or loss as presented above, was loss of RMB19 million, income of RMB10 million, loss of RMB43 million, loss of RMB44 million and income of RMB35 million for the years ended December 31, 2019, 2020 and 2021, and three months ended March 31, 2021 and 2022, respectively.

There are no material contingent liabilities relating to the Group’s interests in the investments accounted for using equity method.

18	Financial assets at fair value

(a)	Financial assets at fair value through other comprehensive income

As at December 31, 2019, the Group’s financial assets at fair value through other comprehensive income mainly represented its listed equity investment in Spotify Technology S.A. (“Spotify”). As at December 31, 2020, 2021, and March 31, 2022, the Group’s financial assets at fair value through other comprehensive income mainly represented its listed equity investment in Spotify and Warner Music Group Corp (“WMG”).

Movement of financial assets at fair value through other comprehensive income is analyzed as follows:

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
Listed equity investments
At January 1	3,331	4,461	9,771	9,771	7,302
Additions	—	708	—	—	—
Disposal	—	—	(163)	—	—
Fair value change	1,031	5,219	(2,128)	(1,404)	(2,366)
Currency translation differences	99	(617)	(178)	65	(32)

At December 31/March 31	4,461	9,771	7,302	8,432	4,904

(b)	Other investments

Other investments represent financial assets at fair value through profit or loss. Movement of other investments is analyzed as follows:

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
At January 1	256	255	386	386	236
Additions	3	132	—	—	150
Fair value change	—	—	53	—	—
Disposal	(4)	(1)	(200)	—	—
Currency translation differences	—	—	(3)	1	(1)

At December 31/March 31	255	386	236	387	385

Of which are:
Current	38	37	37	37	37
Non-current	217	349	199	350	348

	255	386	236	387	385

(c)	Short-term investments

Short-term investments represent investments issued by commercial banks in the PRC with a variable return and accounted for as financial assets at fair value through profit or loss. Movement of short-term investments is analyzed as follows:

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
At January 1	42	6	—	—	1,029
Additions	38	—	5,616	2,416	70
Business combinations	—	—	100	100	—
Fair value change	—	—	52	1	9
Disposal	(74)	(6)	(4,739)	—	(20)

At December 31/March 31	6	—	1,029	2,517	1,088

19	Prepayments, deposits and other assets

	As at December 31,			As at March 31,
	2019	2020	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)
Included in non-current assets
Prepaid content royalties	816	956	743	675

Included in current assets
Prepaid content royalties	1,600	1,882	1,755	1,586
Value-added tax recoverable	153	149	136	139
Prepaid vendors deposits and other receivables	199	484	404	392
Prepaid promotion and other expenses	133	239	329	410
Receivable from Tencent (Note 32(b))	50	39	51	52
Others	85	53	56	111

	2,220	2,846	2,731	2,690

20	Accounts receivable

	As at December 31,			As at March 31,
	2019	2020	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)
Accounts receivable	2,209	2,814	3,630	2,536
Less: loss allowance for expected credit losses	(11)	(14)	(20)	(23)

Accounts receivable, net	2,198	2,800	3,610	2,513
Aging analysis of the accounts receivable based on invoice date:
Up to 3 months	1,913	2,490	2,804	1,821
3 to 6 months	116	165	321	243
Over 6 months	180	159	505	472

	2,209	2,814	3,630	2,536

The loss allowances for accounts receivable as at December 31, 2019, 2020 and 2021 and March 31, 2021 and 2022 reconciled to the opening loss allowances as follows:

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
At January 1	7	11	14	14	20
Provision for loss allowance recognized in income statement	18	8	9	3	4
Receivables written off during the year/period as uncollectible	(14)	(5)	(3)	—	(1)

At December 31/March 31	11	14	20	17	23

21	Term deposits and cash and cash equivalents

(a)	Term deposits

As at December 31, 2019, 2020 and 2021 and March 31, 2022, the Group’s term deposits were denominated in RMB and US$.

As at December 31, 2019, 2020 and 2021 and March 31, 2022, the carrying amounts of the term deposits with initial terms of over three months approximated their fair values.

(b)	Cash and cash equivalents

	As at December 31,			As at March 31,
	2019	2020	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)
Cash at bank	8,892	11,108	6,591	8,353
Term deposits with initial terms within three months	6,534	20	—	—

	15,426	11,128	6,591	8,353

22	Share capital

	Number of issued shares*	Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares
		RMB’million	RMB’million	RMB’million	RMB’million
Balance January 1, 2019
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,265,986,486	2	33,776	—	—
Issuance of ordinary shares (note i)	280,512	—	12	—	—
Employee share award schemes
— Exercise of share options/ RSUs	—	—	637	—	—
— Shares held for share award schemes (note ii)	—	—	—	(31)	—

	Number of issued shares*	Share capital	Additional paid-in capital	Shares held for share award schemes	Treasury shares
		RMB’million	RMB’million	RMB’million	RMB’million
— Shares allotted and issued for share award schemes (note iii)	88,798,940	—	—	—	—

Balance December 31, 2019
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,355,065,938	2	34,425	(31)	—

Employee share award schemes
— Exercise of share options/ RSUs	—	—	619	—	—
— Shares held for share award schemes (note ii)	—	—	—	(47)	—
— Shares allotted and issued for share award schemes (note iii)	30,077,800	—	—	—	—
Repurchase of ordinary shares (note iv)	—	—	—	—	(134)

Balance December 31, 2020
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,385,143,738	2	35,044	(78)	(134)

Expiry of put right of puttable ordinary shares (Note 26 (ii))	—	—	535	—	—
Employee share award schemes
— Exercise of share options/ RSUs (note v)	—	—	659	—	35
— Shares held for share award schemes (note ii)	—	—	—	(105)	—
Issuance of ordinary shares	5,010,526	—	—	—	—
Repurchase of ordinary shares (note iv)	—	—	—	—	(3,561)

(Unaudited)

Balance December 31, 2021
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,390,154,264	2	36,238	(183)	(3,660)

Employee share award schemes
— Exercise of share options/ RSUs (note v)	—	—	(51)	—	233
— Shares held for share award schemes (note ii)	—	—	—	(3)	—
Repurchase of ordinary shares (note iv)	—	—	—	—	(237)

Balance March 31, 2022
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,390,154,264	2	36,187	(186)	(3,664)

(Unaudited)
Balance January 1, 2021
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,385,143,738	2	35,044	(78)	(134)
Expiry of put right of puttable ordinary shares	—	—	535	—	—
Employee share award schemes
— Exercise of share options/ RSUs	—	—	252	—	—
— Shares held for share award schemes (note ii)	—	—	—	(49)	—
Repurchase of ordinary shares (note iv)	—	—	—	—	(327)

Balance March 31, 2021
(US$0.000083 par value; 4,800,000,000 shares authorized)	3,385,143,738	2	35,831	(127)	(461)

As at December 31, 2019, 2020 and 2021 and March 31, 2022, analysis of the Company’s issued shares is as follows:

	As at December 31, 2019		As at December 31, 2020		As at December 31, 2021		As at March 31, 2022
	Number of issued shares	Share capital RMB’ million	Number of issued shares	Share capital RMB’ million	Number of issued shares	Share capital RMB’ million	Number of issued shares	Share capital RMB’ million
							(Unaudited)	(Unaudited)
Class A ordinary shares	1,325,454,335	—	1,670,004,560	1	1,675,015,086	1	1,675,015,086	1
Class B ordinary shares	2,029,611,603	2	1,715,139,178	1	1,715,139,178	1	1,715,139,178	1

	3,355,065,938	2	3,385,143,738	2	3,390,154,264	2	3,390,154,264	2

*	All issued shares were fully paid as at December 31, 2019, 2020 and 2021 and March 31, 2021 and 2022.

(i)

On February 20, 2019, the Company completed a private placement, where the Company sold to Tencent 280,512 Class A ordinary shares with an aggregate value of US$1.8 million at the offering price per share in our initial public offering for distribution to its eligible shareholders as required by the relevant listing rules of the Hong Kong Stock Exchange.

(ii)

During the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022, the Share Scheme Trust withheld 617,634, 1,046,852, 1,878,732, 647,490 and 178,338 Class A ordinary shares of the Company for an amount of approximately RMB31 million, RMB47 million, RMB105 million, RMB49 million and RMB3 million, respectively, which had been deducted from the equity.

(iii)

As at December 31, 2019, 2020, 2021 and March 31, 2022, 31,310,524, 35,763,090, 16,297,722 and 16,090,704 Class A ordinary shares are held in the Share Scheme Trust for the purpose of granting awarded shares to the participants under the Share Award Schemes, respectively.

(iv)	Repurchase of shares

In December 2019, the board of directors of the Company authorized a share repurchase scheme under which the Company might repurchase up to US$400 million of its Class A ordinary shares in the form of ADSs during a twelve-month period commencing on December 15, 2019. During the year ended December 31, 2019, no ADS of the Company had been repurchased under the share repurchase program.

During the year ended December 31, 2020, the Company repurchased 1,936,742 ADSs from open market, at an aggregate consideration of approximately US$19 million.

In March 2021, the board of directors of the Company authorized another share repurchase program (the “Share Repurchase Program”), under which the Company may repurchase up to US$1 billion of its Class A ordinary shares in the form of ADSs (the “Repurchase Amount”). The first half of the Repurchase Amount has been completed during a twelve-month period commencing on March 29, 2021, while the second half of the Amount has been approved to perform during a twelve-month period commencing on December 15, 2021.

During the year ended December 31, 2021 and the three months ended March 31, 2021 and 2022, the Company repurchased 49,046,329, 2,503,192 and 7,263,402 ADSs from the open market, at an aggregate consideration of approximately US$553 million, US$50 million and US$37 million in cash, under the Share Repurchase Program.

The Company accounts for the repurchased ordinary shares as treasury stock under the cost method, and records it as a component of the shareholders’ equity.

As at December 31, 2019, 2020 and 2021, and March 31, 2022, treasury shares of the Company amounted to nil, 1,936,742, 50,491,189 and 54,300,167 ADSs, respectively.

In April 2022, the Company executed certain cash enhanced share repurchase transactions with a total amount of US$100 million under the Share Repurchase Program with a third-party financial institution to repurchase its shares, which will be settled and expired in June 2022. The Company would recognize a liability at the present value of the expected amount to be paid for cash settlement of the transactions and upon actual settlement, the Group will recognize treasury shares if it is share settled.

(v)

During the year ended December 31, 2021 and the three months ended March 31, 2022, the Company transferred 983,764 and 6,908,848 Class A ordinary shares from the Treasury shares to the grantees for the exercise of share options/RSUs, respectively.

23	Other reserves

	Share-based compensation reserve	Contribution from ultimate holding company	PRC statutory reserve	Foreign currency translation reserve	Fair value reserve	Others	Total other reserves
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
At January 1, 2019	1,416	463	79	451	(675)	(831)	903
Currency translation differences	—	—	—	261	—	—	261
Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	1,031	—	1,031
Share of other comprehensive losses of an associate	—	—	—	—	—	(1)	(1)
Share based compensation	519	—	—	—	—	—	519
Exercise of share options/RSU	(465)	—	—	—	—	—	(465)
Additional investments in non-wholly owned subsidiaries	—	—	—	—	—	(76)	(76)

	Share-based compensation reserve	Contribution from ultimate holding company	PRC statutory reserve	Foreign currency translation reserve	Fair value reserve	Others	Total other reserves
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Profit appropriations to PRC statutory reserves	—	—	15	—	—	—	15

At December 31, 2019	1,470	463	94	712	356	(908)	2,187
Currency translation differences	—	—	—	(1,286)	—	—	(1,286)
Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	5,219	—	5,219
Share of other comprehensive losses of an associate	—	—	—	—	—	(9)	(9)
Share based compensation	569	—	—	—	—	—	569
Exercise of share options/RSU	(429)	—	—	—	—	—	(429)
Additional investments in non-wholly owned subsidiaries	—	—	—	—	—	(2)	(2)
Profit appropriations to PRC statutory reserves	—	—	51	—	—	—	51

At December 31, 2020	1,610	463	145	(574)	5,575	(919)	6,300
Currency translation differences	—	—	—	(378)	—	—	(378)
Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	(2,128)	—	(2,128)
Transfer of gains on disposal of financial instruments to retained earnings	—	—	—	—	(56)	—	(56)
Share of other comprehensive losses of associates	—	—	—	—	—	4	4
Share based compensation	647	—	—	—	—	—	647
Exercise of share options/RSU	(646)	—	—	—	—	—	(646)
Additional investments in a non-wholly owned subsidiary	—	—	—	—	—	(19)	(19)
Profit appropriations to PRC statutory reserves	—	—	2	—	—	—	2

At December 31, 2021	1,611	463	147	(952)	3,391	(934)	3,726
Currency translation differences	—	—	—	(64)	—	—	(64)
Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	(2,366)	—	(2,366)

	Share-based compensation reserve	Contribution from ultimate holding company	PRC statutory reserve	Foreign currency translation reserve	Fair value reserve	Others	Total other reserves
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Share of other comprehensive losses of associates	—	—	—	—	—	15	15
Share based compensation	158	—	—	—	—	—	158
Exercise of share options/RSU	(179)	—	—	—	—	—	(179)

At March 31, 2022 (Unaudited)	1,590	463	147	(1,016)	1,025	(919)	1,290

(Unaudited)
At January 1, 2021	1,610	463	145	(574)	5,575	(919)	6,300
Currency translation differences	—	—	—	144	—	—	144
Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	(1,404)	—	(1,404)
Share of other comprehensive losses of associates	—	—	—	—	—	(17)	(17)
Share based compensation	151	—	—	—	—	—	151
Exercise of share options/RSU	(226)	—	—	—	—	—	(226)
Additional investments in a non-wholly owned subsidiary	—	—	—	—	—	(19)	(19)

At March 31, 2021	1,535	463	145	(430)	4,171	(955)	4,929

24	Share based compensation

(a)	Share-based compensation plans of the Company

The Group has adopted three share-based compensation plans, namely, the 2014 Share Incentive Plan, the 2017 Restricted Share Scheme and the 2017 Option Plan.

(i)	2014 Share Incentive Plan

2014 Share Incentive Plan was approved by the then board of directors of the Company in October 2014 prior to the Merger. According to the 2014 Share Incentive Plan, 96,704,847 ordinary shares have been reserved to be issued to any qualified employees, directors, non-employee directors, and consultants as determined by the board of directors of the Company. The options will be exercisable only if option holder continues employment or provides services through each vesting date. The maximum term of any issued stock option is ten years from the grant date.

Some granted options follow the first category vesting schedule, one-fourth (1/4) of which shall vest and become exercisable upon the first anniversary of the date of grant and one-eighth (1/8) of which shall vest and become exercisable on each half of a year anniversary thereafter. Some granted options follow the second category vesting schedule, one-fourth (1/4) of which shall vest upon the first anniversary of the grant date and one-sixteenth (1/16) of which shall vest on each three months thereafter. Under the second category vesting schedule, in the event of the Company’s completion of an IPO or termination of the option holder’s employment agreement by the Company without cause, the vesting schedule shall be accelerated by a one year period (which means that the whole vesting schedule shall be shortened from four years to three years). For the third category vesting schedule, all options shall vest upon the first anniversary of the grant date, and in the event of the Company’s completion of an IPO. The option holders may elect at any time to exercise any part or all of the vested options before the expiry date.

	Number of options	Weighted- average exercise price (US$)	Weighted- average grant date fair value (US$)
Outstanding as at January 1, 2019	56,736,209	0.19	1.94
Exercised	(42,091,694)	0.18	1.97
Forfeited	(747,211)	0.20	2.04

Outstanding as at December 31, 2019	13,897,304	0.23	1.92

Vested and expected to vest as at December 31, 2019	13,670,469	0.23	1.92
Exercisable as at December 31, 2019	12,007,012	0.23	1.91
Non vested as at December 31, 2019	1,890,292	0.24	1.92
Outstanding as at January 1, 2020	13,897,304	0.23	1.92
Exercised	(7,866,422)	0.23	1.91
Forfeited	(46,982)	0.27	1.91

Outstanding as at December 31, 2020	5,983,900	0.23	1.93

Vested and expected to vest as at December 31, 2020	5,983,900	0.23	1.93
Exercisable as at December 31, 2020	5,983,900	0.23	1.93
Non vested as at December 31, 2020	—	—	—
Outstanding as at January 1, 2021	5,983,900	0.23	1.93
Exercised	(2,992,122)	0.24	1.92

Outstanding as at December 31, 2021	2,991,778	0.22	1.94

Vested and expected to vest as at December 31, 2021	2,991,778	0.22	1.94
Exercisable as at December 31, 2021	2,991,778	0.22	1.94
Non vested as at December 31, 2021	—	—	—
Outstanding as at January 1, 2022	2,991,778	0.22	1.94
Exercised	(1,250,056)	0.22	1.94

Outstanding as at March 31, 2022 (Unaudited)	1,741,722	0.22	1.93

Vested and expected to vest as at March 31, 2022	1,741,722	0.22	1.93
Exercisable as at March 31, 2022	1,741,722	0.22	1.93
Non vested as at March 31, 2022	—	—	—

(Unaudited)
Outstanding as at January 1, 2021	5,983,900	0.23	1.93
Exercised	(2,117,258)	0.24	1.91

Outstanding as at March 31, 2021	3,866,642	0.23	1.93

Vested and expected to vest as at March 31, 2021	3,866,642	0.23	1.93
Exercisable as at March 31, 2021	3,866,642	0.23	1.93
Non vested as at March 31, 2021	—	—	—

The weighted average price of the shares at the time these options were exercised was US$7.46 per share (equivalent to approximately RMB47.29), US$6.76 per share (equivalent to approximately RMB42.85), US$9.90 per share (equivalent to approximately RMB62.75), US$11.7 per share (equivalent to approximately RMB74.18) and US$2.86 per share (equivalent to approximately RMB18.14) during the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022.

Share options outstanding at the end of the year/period have the following expiry date and exercise prices:

Expiry date	Exercise price		December 31, 2019	December 31, 2020	December 31, 2021	March 31, 2022 (Unaudited)
10 years commencing from the date of	US$	0.000076	2,000,395	820,659	485,544	282,210
grant of options	US$	0.27	11,896,909	5,163,241	2,506,234	1,459,512

Total			13,897,304	5,983,900	2,991,778	1,741,722

Weighted average remaining contractual life of options outstanding at end of year/period:			5.87	5.01	3.97	3.73

(ii)	2017 Restricted Share Scheme and 2017 Option Plan

Followed the completion of the Merger, the Company has reserved certain ordinary shares to be issued to any qualified employees of Tencent Music Business transferred to the Group.

Pursuant to the RSUs agreements under the 2017 Restricted Share Scheme, subject to grantee’s continued services to the Group through the applicable vesting date, some RSUs follow the first category of vesting schedule, one-fourth (1/4) of which shall vest eighteen months after grant date, and one-fourth (1/4) every year after. Some granted RSUs shall follow the second vesting schedule, half (1/2) shall vest six months after grant date, and the other half shall vest six months thereafter. Other granted RSUs shall follow the third vesting schedule, which were divided into range of half, one to third and one to fourth tranches on an equal basis as at their grant dates, and the tranches will become exercisable in each subsequent year.

Movements in the number of RSUs for the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022 are as follows:

	Number of awarded shares
	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
				(Unaudited)	(Unaudited)
Outstanding as at January 1	13,724,100	26,659,516	41,011,362	41,011,362	43,728,098
Granted	19,567,514	24,156,236	19,136,384	1,416,950	10,969,130
Vested	(5,700,520)	(7,732,794)	(13,096,270)	(7,052,768)	(5,599,818)
Forfeited	(931,578)	(2,071,596)	(3,323,378)	(191,956)	(1,415,228)

Outstanding as at December 31/March 31	26,659,516	41,011,362	43,728,098	35,183,588	47,682,182

Expected to vest as at December 31/March 31	24,377,060	37,672,420	39,425,569	31,976,561	42,652,909

The fair value of the restricted shares was calculated based on the fair value of ordinary shares of the Company. The weighted average fair value of restricted shares granted during the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022 was US$7.07 per share (equivalent to approximately RMB44.82 per share), US$6.68 per share (equivalent to approximately RMB42.35 per share), US$5.82 per share (equivalent to approximately RMB36.87 per share), US$12.89 per share (equivalent to approximately RMB81.70 per share) and US$1.93 per share (equivalent to approximately RMB12.22 per share), respectively.

Share options granted are generally subject to a four batches vesting schedule as determined by the board of directors upon the grant. One-fourth (1/4) of which shall vest nine months or eighteen months after grant date, respectively, as provided in the grant agreement, and one-fourth (1/4) of which vest upon every year thereafter.

	Number of options	Weighted- average exercise price (US$)	Weighted- average grant date fair value (US$)
Outstanding as at January 1, 2019	36,086,303	2.75	2.24
Granted	1,993,780	7.05	3.00
Exercised	(9,696,202)	1.78	1.95
Forfeited	(1,743,373)	2.67	2.33

Outstanding as at December 31, 2019	26,640,508	3.43	2.39

Vested and expected to vest as at December 31, 2019	25,329,481	3.44	2.38
Exercisable as at December 31, 2019	6,065,968	2.45	2.04
Non vested as at December 31, 2019	20,574,540	3.71	2.50
Outstanding as at January 1, 2020	26,640,508	3.43	2.39
Granted	4,992,390	6.44	2.70
Exercised	(10,026,018)	2.64	1.92
Forfeited	(455,694)	6.27	3.01

Outstanding as at December 31, 2020	21,151,186	4.45	2.68

Vested and expected to vest as at December 31, 2020	20,097,190	4.44	2.68
Exercisable as at December 31, 2020	4,762,058	3.05	2.74
Non vested as at December 31, 2020	16,389,128	4.86	2.66
Outstanding as at January 1, 2021	21,151,186	4.45	2.68
Granted	8,543,982	5.54	2.81
Exercised	(4,360,740)	1.92	2.26
Forfeited	(541,488)	5.70	2.90

Outstanding as at December 31, 2021	24,792,940	5.24	2.79

Vested and expected to vest as at December 31, 2021	23,552,634	5.21	2.79
Exercisable as at December 31, 2021	9,580,612	4.00	2.64
Non vested as at December 31, 2021	15,212,328	6.03	2.88
Outstanding as at January 1, 2022	24,792,940	5.24	2.79
Granted	16,243,268	1.94	0.92
Exercised	(265,992)	0.27	3.11
Forfeited	(463,530)	5.63	2.70

Outstanding as at March 31, 2022 (Unaudited)	40,306,686	3.94	2.04

	Number of options	Weighted- average exercise price (US$)	Weighted- average grant date fair value (US$)
Vested and expected to vest as at March 31, 2022	38,102,815	3.95	2.05
Exercisable as at March 31, 2022	9,279,586	4.10	2.63
Non vested as at March 31, 2022 (Unaudited)	31,027,100	3.89	1.86

(Unaudited)
Outstanding as at January 1, 2021	21,151,186	4.45	2.68
Granted	—	—	—
Exercised	(2,816,414)	1.82	2.12
Forfeited	(32,822)	0.27	3.11

Outstanding as at March 31, 2021	18,301,950	4.86	2.76

Vested and expected to vest as at March 31, 2021	17,653,453	4.82	2.76
Exercisable as at March 31, 2021	5,961,726	2.57	2.43
Non vested as at March 31, 2021	12,340,224	5.97	2.92

The weighted average price of the shares at the time these options were exercised was US$6.79 per share (equivalent to approximately RMB43.04), US$7.66 per share (equivalent to approximately RMB48.56), US$9.52 per share (equivalent to approximately RMB60.36), US$11.20 per share (equivalent to approximately RMB70.99) and US$2.91 per share (equivalent to approximately RMB18.46) during the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022, respectively.

The fair value of share options were valued using the Binomial option-pricing model.

Assumptions used in the Binomial option-pricing model are presented below:

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
Risk free interest rate	2.08%	0.71%-0.91%	1.22%-1.63%	—	2.15%
Expected dividend yield	0%	0%	0%	—	0%
Expected volatility	40%	40%-42.5%	43.5%-50%	—	55%
Exercise multiples	2.2-2.8	2.2-2.8	2.2-2.8	—	2.2-2.8
Contractual life	10 years	10 years	10 years	—	10 years

Share options outstanding at the end of the year/period have the following expiry date and exercise prices:

Expiry date	Exercise price	December 31, 2019	December 31, 2020	December 31, 2021	March 31, 2022
					(Unaudited)
10 years commencing from the	US$0.27	4,513,508	2,748,802	1,271,442	1,005,450
date of grant of options	US$1.93	—	—	—	16,210,178
	US$2.32	13,441,720	6,712,512	4,270,392	4,270,392
	US$3.32	—	—	307,792	307,792
	US$4.04 ~ US$4.24	975,000	650,000	579,952	579,952
	US$5.29	—	—	6,327,742	5,999,782
	US$6.20 ~ US$6.37	—	4,285,570	4,241,962	4,161,982
	US$7.05 ~ US$7.61	7,710,280	6,585,222	7,624,578	7,602,078
	US$9.53	—	169,080	169,080	169,080

Total		26,640,508	21,151,186	24,792,940	40,306,686

Weighted average remaining contractual life of options outstanding at end of year/period:		8.07	7.74	7.84	8.55

(b)	Share-based compensation plans of Tencent

Tencent operates a number of share-based compensation plans (including share option scheme and share award scheme) and granted certain share options and shares awards to the employees of the Group prior to the Merger in July 2016 or any employees of Tencent Group transferred to the Group. No new grant to the employees of the Group by Tencent occurred during the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022.

Share options granted are generally subject to a four-year or five-year vesting schedule as determined by the board of directors of Tencent. Under the four-year vesting schedule, share options in general vest one-fourth (1/4) upon the first anniversary of the grant date, and one-fourth (1/4) every year after. Under the five-year vesting schedule, depending on the nature and purpose of the grant, share options in general vest one-fifth (1/5) upon the first or second anniversary of the grant date, respectively, as provided in the grant agreement, and one-fifth (1/5) every year after.

RSUs are subject to a three-year or four-year vesting schedule, and each year after the grant date, one-third (1/3) or one-fourth (1/4) shall vest accordingly. No outstanding share options or RSUs will be exercisable or subject to vesting after the expiry of a maximum of seven years from the date of grant.

For the share options of Tencent relevant to the Group, the average exercise price was HK$223.4, HK$226.30, HK$209.78 and HK$209.78, and a weighted average grant date fair value was HK$68.5, HK$69.29, HK$64.83 and HK$64.83, as at December 31, 2019, 2020 and 2021, and March 31, 2022, respectively. The fair values of employee stock options were valued using the Binomial option-pricing model.

For the awarded shares, as at December 31, 2019, 2020 and 2021, and March 31, 2022, the fair value of the awarded shares was calculated based on the market price of the Tencent’s shares at the respective grant date.

(c)	Expected retention rate of grantees

The Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of the vesting periods of the options and awarded shares (the “Expected Retention Rate”) in order to determine the amount of share-based compensation expenses charged to the consolidated income statement. As at December 31, 2019, 2020 and 2021 and March 31, 2022, the Expected Retention Rate of the Group was assessed to be 88%-95%, 88%-95%, 87%-95%, 87%-95%.

25	Notes payable

	As at December 31,			As at March 31,
	2019	2020	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)
Included in non-current liabilities
Notes payable	—	5,175	5,062	5,041

In September 2020, the Company issued two tranches of senior unsecured notes with an aggregate principal amount of US$800 million as set out below.

	Principal amount	December 31, 2019	Carrying amount at December 31, 2020	December 31, 2021	March 31, 2022	Interest Rate (per annum)	Due
	US$’million	RMB’million	RMB’million	RMB’million	RMB’million
					(Unaudited)
2025 Notes	300	—	1,945	1,903	1,895	1.375%	2025
2030 Notes	500	—	3,230	3,159	3,146	2.000%	2030

	800	—	5,175	5,062	5,041

Notes payable issued by the Company were recognized initially at fair value and subsequently carried at amortized cost.

As at December 31, 2020 and 2021, the carrying amounts of notes payable approximated their fair values. The fair values of notes payable as at March 31, 2022 was US$691 million (equivalents to approximately RMB4,387 million). The fair values of notes payable are based on the quoted market prices at the end of reporting period. They are classified as level 1 fair values in the fair value hierarchy.

All the notes payable were included in non-current liabilities. Interest is payable semi-annually in arrears on and of each year, beginning in March 2021.

26	Other payables and other liabilities

	As at December 31,			As at March 31,
	2019	2020	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)
Included in non-current liabilities
Government grants	2	2	2	—
Deferred income	66	66	30	22

	68	68	32	22

Included in current liabilities
Dividend payable	12	12	12	12
Accrued expenses (Note i)	2,105	2,717	3,133	2,308
Advances from customers	83	68	85	98
Investment payables	611	74	28	21
Other tax liabilities	140	137	131	142
Present value of liability of puttable shares (Note ii)	539	539	—	—
Deferred income	23	34	34	33
Share repurchase payables	—	—	82	—
Other deposits	77	94	99	95
Payable for acquisition of land use right (Note iii)	—	—	—	526
Contingent consideration, measured at fair value (Note iv)	112	—	—	—
Others	80	206	228	265

	3,782	3,881	3,832	3,500

Notes:

(i)	Accrued expenses mainly comprise payroll and welfare, advertising and marketing, short-term lease rental and other operating expenses.

(ii)	Puttable ordinary shares

From January to March 2018, the Company allotted and issued 24,757,517 ordinary shares of the Company to certain investors for an aggregate consideration of US$123 million (equivalents to approximately RMB803 million). The consideration comprised cash proceeds of US$67 million (equivalents to approximately RMB437 million) and business cooperation arrangements, in form of content cooperation, valued at approximately US$56 million (equivalents to approximately RMB365 million).

These shares rank pari passu in all respects with the shares in issue except that there is lock up period of 3 years on these shares and the holders have the right to sell their shares to the Company during the lock up period at a pre-determined price (“Put Right”). This arrangement is accounted for as compound instrument under share-based compensation arrangement with a debt component, representing the holders’ right to demand payment by exercising the Put Right, which is accounted for as cash-settled share-based compensation and the residual is an equity component accounted for as equity-settled shared-based compensation.

Upon the issuance, the present value of the estimated outflows of cash in relation to the Put Right of approximately US$67 million (equivalent to approximately RMB437 million) was recognized as a liability and subsequently measured at fair value. The residual balance of approximately US$56 million (equivalent to approximately RMB365 million) is accounted for as an equity-settled share-based compensation and recognized in equity. In January 2021, the Put Right expired and the relevant liability with a carrying amount of RMB535 million was derecognized and reclassified to equity accordingly (Note 22).

(iii)	In March 2022, the Group acquired a land use right at a consideration of RMB1.05 billion with an amount of RMB526 million paid as at March 31, 2022 and remaining RMB526 million to be paid in 2022.

(iv)

In October 2018, the Company acquired 100% equity interest of a music content production company at a cash consideration comprising of a fixed amount and a variable amount, settlement in certain tranches, to enhance its music content library. The variable amount is determined based on certain operating performance indicators of the acquiree and up to RMB400 million. As at December 31, 2019, contingent consideration of approximately RMB112 million in relation to the arrangement was recognized at fair value determined by management taking into account the estimation of the performance indicators.

27	Deferred revenue

	As at December 31,			As at March 31,
	2019	2020	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)
Non-current	67	78	86	105
Current	1,694	1,608	1,834	1,872

	1,761	1,686	1,920	1,977

Deferred revenue mainly represents contract liabilities in relation to the service fees prepaid by customers for time-based virtual gifts, membership subscriptions, content sublicensing and digital music albums or single songs, for which the related services had not been rendered as at December 31, 2019, 2020 and 2021 and March 31, 2022.

Revenue recognized for the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022 related to carried forward contract liabilities amounted to RMB1,431 million, RMB1,694 million, RMB1,608 million, RMB1,193 million and RMB1,216 million, respectively.

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.

28	Business Combinations

(a)	Acquisition of a music content company in 2020

In December 2020, the Company acquired additional equity interest of an existing associate at an aggregate consideration of RMB241 million. The consideration comprised cash of RMB140 million and a portion of equity interests of the Company’s non-wholly owned subsidiaries to the extent of RMB101 million, measured at fair value. Upon completion of the acquisition, the associate became a non-wholly owned subsidiary.

As a result of the acquisition, the Group is expected to increase its presence in online music industry in China. Goodwill arising from the acquisition was attributable to an increase in coverage of the online music market of China. The goodwill recognized was not expected to be deductible for income tax purpose.

The following table summarizes the amount of identifiable assets acquired and liabilities assumed at the acquisition date.

RMB’million
Aggregate Consideration	241
Fair value of existing interest as an associate of the Group	40
Fair value of non-controlling interest	266

547

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	40
Accounts and other receivables	90
Intangible assets	146
Prepayments, deposits and other assets	104
Deferred revenue	(46)
Other payables and accruals	(73)
Accounts payable	(21)
Deferred tax liabilities	(35)
Goodwill	342

547

The revenue and the results contributed by the acquiree to the Group subsequent to the acquisition were insignificant. The Group’s revenue and results for the year would not be materially different should the acquisition had occurred on January 1, 2020.

Transaction costs were not significant and were charged to general and administrative expenses in the consolidated income statement during the year ended December 31, 2020.

(b)	Acquisition of a long-form audio company in 2021

In March 2021, the Company acquired 100% of the equity interest of a long-form audio company. The total consideration of the acquisition comprised: (i) an aggregate amount of RMB2,231 million to be settled unconditionally in cash, and (ii) cash of RMB252 million and the Company’s RSUs of RMB216 million to be settled in several tranches in subsequent years, subject to fulfillment of certain conditions related to certain employee’s continuing employment post acquisition (“Contingent Consideration”).The Contingent Consideration is accounted for as post-acquisition employment compensation expenses.

The acquisition is expected to help accelerate the growth of the Group’s long-form audio business. Goodwill arising from the acquisition was attributable to an increased share of the long-form audio market of China. The goodwill recognized was not deductible for income tax purpose.

The following table summarizes the amount of identifiable assets acquired and liabilities assumed at the acquisition date.

RMB’million
Purchase consideration	2,231

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	196
Short-term investment	100
Accounts receivable	30
Intangible assets	496
Prepayments, deposits and other assets	7
Deferred revenue	(53)
Other payables and accruals	(30)
Accounts payable	(22)
Deferred tax liabilities	(73)
Goodwill	1,580

2,231

The revenue and the results contributed by the acquiree to the Group subsequent to the acquisition were insignificant. The Group’s revenue and results for the year would not be materially different should the acquisition had occurred on January 1, 2021.

Transaction costs were not significant and were charged to general and administrative expenses in the consolidated income statement during the year ended December 31, 2021.

(c)	Other business combinations

During the years ended December 31, 2019, 2020 and 2021, and the three months ended March 31, 2021 and 2022, the Group acquired equity interests of companies with total considerations of RMB65 million, RMB10 million, RMB32 million, nil and RMB13 million, respectively. The revenue and the results contributed by the acquired subsidiary subsequent to the acquisition was insignificant to the Group. The Group’s revenue and results for the year would not be materially different should the acquisition had occurred on January 1, 2019, 2020, 2021 and 2022.

29	Cash flow information

(a)	Cash generated from operations

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
Profit before income tax	4,540	4,632	3,632	1,106	739
Adjustments for:
Depreciation and amortization	583	824	1,001	220	297
Impairment provision for investments in associates
(Note 17)	43	4	—	—	—
Loss allowance for expected credit losses (Note 20)	18	8	9	3	4
Non-cash employee benefits expense – share based payments (Note 8)	519	569	647	151	158
Fair value losses/(gains) on investments (Note 7)	37	—	(105)	(1)	(9)
Net (gains)/losses in relation to equity investments	(1)	(32)	10	10	—
Dividend income (Note 7)	—	—	(27)	—	(3)
Gain on step-up acquisition arising from business combination (Note 7)	—	(19)	(8)	—	(2)
Share of loss/(profit) of associates and joint ventures (Note 17)	18	(19)	47	27	(20)
Interest income (Note 6)	(615)	(622)	(530)	(154)	(150)
Fair value change on puttable shares	37	37	—	—	—
Interest expense	31	62	120	31	29
Net exchange differences	(4)	(2)	1	—	1
Changes in working capital
(Increase)/decrease in accounts receivable	(733)	(520)	(769)	10	1,093
Decrease/(increase) in inventories	9	8	(6)	—	1
(Increase)/decrease in other operating assets	(175)	(887)	408	207	105
Increase in accounts payable	717	644	631	320	854
Increase/(decrease) in other operating liabilities	1,164	258	309	(92)	(647)

Cash generated from operations	6,188	4,945	5,370	1,838	2,450

(b)	Non-cash investing and financing activities

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)
Equity interests in certain subsidiaries as consideration for business combination	—	101	—	—	—

(c)	Reconciliation of changes in liabilities from financing activities

The reconciliation of changes in liabilities from financing activities are mainly related to lease liabilities and notes payable which have been disclosed in the consolidated statements of cash flows, Note 14 and Note 25, respectively.

30	Financial instruments by category

The Group holds the following financial instruments:

	Financial assets at amortized cost	Financial assets at fair value through profit and loss	Financial assets at fair value through other comprehensive income	Total
	RMB’million	RMB’million	RMB’million	RMB’million
Financial assets
As at December 31, 2019
Accounts receivable (Note 20)	2,198	—	—	2,198
Other receivables (Note 19)	213	—	—	213
Term deposits (Note 21(a))	7,500	—	—	7,500
Short-term investments (Note 18(c))	—	6	—	6
Cash and cash equivalents (Note 21(b))	15,426	—	—	15,426
Other investments (Note 18(b))	—	255	—	255
Financial assets at fair value through other comprehensive income (Note 18(a))	—	—	4,461	4,461

	25,337	261	4,461	30,059

As at December 31, 2020
Accounts receivable (Note 20)	2,800	—	—	2,800
Other receivables (Note 19)	411	—	—	411
Term deposits (Note 21(a))	17,811	—	—	17,811
Cash and cash equivalents (Note 21(b))	11,128	—	—	11,128
Other investments (Note 18(b))	—	386	—	386
Financial assets at fair value through other comprehensive income (Note 18(a))	—	—	9,771	9,771

	32,150	386	9,771	42,307

As at December 31, 2021
Accounts receivable (Note 20)	3,610	—	—	3,610
Other receivables (Note 19)	270	—	—	270
Term deposits (Note 21(a))	17,072	—	—	17,072
Short-term investments (Note 18(c))	—	1,029	—	1,029
Cash and cash equivalents (Note 21(b))	6,591	—	—	6,591
Other investments (Note 18(b))	—	236	—	236
Financial assets at fair value through other comprehensive income (Note 18(a))	—	—	7,302	7,302

	27,543	1,265	7,302	36,110

	Financial assets at amortized cost	Financial assets at fair value through profit and loss	Financial assets at fair value through other comprehensive income	Total
(Unaudited)	RMB’million	RMB’million	RMB’million	RMB’million
As at March 31, 2022
Accounts receivable (Note 20)	2,513	—	—	2,513
Other receivables (Note 19)	298	—	—	298
Term deposits (Note 21(a))	16,489	—	—	16,489
Short-term investments (Note 18(c))	—	1,088	—	1,088
Cash and cash equivalents (Note 21(b))	8,353	—	—	8,353
Other investments (Note 18(b))	—	385	—	385
Financial assets at fair value through other comprehensive income (Note 18(a))	—	—	4,904	4,904

	27,653	1,473	4,904	34,030

Liabilities at amortized cost
RMB’million
Financial Liabilities

As at December 31, 2019
Notes payable (Note 25)	—
Accounts payable	2,559
Other payables and other liabilities (note)	2,261
Lease liabilities	147

4,967

As at December 31, 2020
Notes payable (Note 25)	5,175
Accounts payable	3,701
Other payables and other liabilities (note)	2,136
Lease liabilities	321

11,333

As at December 31, 2021
Notes payable (Note 25)	5,062
Accounts payable	4,422
Other payables and other liabilities (note)	1,922
Lease liabilities	297

11,703

(Unaudited)

As at March 31, 2022
Notes payable (Note 25)	5,041
Accounts payable	5,272
Other payables and other liabilities (note)	2,114
Lease liabilities	285

12,712

Note: Other payables and other liabilities exclude prepayment received from customers and others, staff costs, welfare accruals, other tax liabilities, government grant and deferred income.

31	Commitments

(a)	Commitments

The following table summarizes future minimum commitments of the Group under non-cancelable arrangements, which are mainly related to purchase of bandwidth and other services:

	As at December 31,			As at March 31,
	2019	2020	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)
Within one year	233	462	348	222
Later than one year but not later than five years	2	23	24	17

	235	485	372	239

(b)	Content royalty

The Group is subject to the following minimum royalty payments associated with certain of its license agreements:

	As at December 31,			As at March 31,
	2019	2020	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)
Within one year	4,513	3,356	2,511	1,735
Later than one year but not later than five years	2,704	1,271	1,189	1,139

	7,217	4,627	3,700	2,874

(c)	Investment commitments

As at December 31, 2019, 2020 and 2021 and March 31, 2022, the Group had commitments of approximately RMB198 million, RMB1,700 million, RMB513 million and RMB600 million to invest in equity interest of certain entities.

32	Related party transactions

The table below sets forth the major related parties and their relationships with the Group during the Track Record Period:

Name of related parties	Relationship with the Group
Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Company’s principal owner
China Literature Limited (“China Literature”)	Tencent’s subsidiary

(a)	Transactions

For the years ended December 31, 2019, 2020 and 2021 and the three months ended March 31, 2021 and 2022, significant related party transactions were as follows:

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
Revenue
Online music services to Tencent Group (Note (i))	355	277	364	91	76
Online music services to the Company’s associates and associates of Tencent Group	40	206	412	138	30
Social entertainment services and others to Tencent Group, the Company’s associates and associates of Tencent Group	21	213	170	69	24
Expenses
Operation expenses recharged by Tencent Group	752	1,082	1,260	326	351
Advertising agency cost to Tencent Group	231	440	652	188	81
Content royalties to Tencent Group, the Company’s associates and associates of Tencent Group (Note (ii))	132	306	541	103	139
Other costs to the Company’s associates and associates of Tencent Group	25	48	176	16	21

Notes:
(i)	Including revenue from content sublicensing, online advertising and subscriptions provided to Tencent Group pursuant to the Business Cooperation Agreement.
(ii)

In March 2020 the Group signed a five-year strategic partnership with China Literature, a subsidiary of Tencent. Through this partnership arrangement, the Group was granted a global license to produce derivative content in the form of audiobooks of online literary works for which China Literature has the rights to or the license to adapt, and the rights to sublicense; as well as to allow the Group to distribute existing audiobooks in China Literature’s portfolio.

The aggregate total minimum guarantee profit sharing payable to China Literature for the five-year period was in the amount of RMB250 million, any excess portion will be shared based on a pre-determined percentage. The present value of the minimum guarantee of RMB227 million was recognized as intangible assets in March 2020. Amortization expense for the years ended December 31, 2020 and 2021 and the three months ended March 31, 2021 and 2022 was included in the content royalties to Tencent Group presented above.

These related party transactions were conducted at prices and terms as agreed by the respective parties involved.

(b)	Balances with related parties

	As at December 31,			As at March 31,
	2019	2020	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)
Included in accounts receivable from related parties:
Tencent Group (Note)	1,653	1,993	2,510	1,416
The Company’s associates and associates of Tencent Group	49	48	90	100
Included in prepayments, deposits and other assets from related parties:
Tencent Group	50	39	51	52
The Company’s associates and associates of Tencent Group	23	64	142	219
Included in accounts payable to related parties:
Tencent Group	215	763	719	1,548
The Company’s associates and associates of Tencent Group	15	37	198	113
Included in other payables and accruals to related parties:
Tencent Group	382	237	440	442
The Company’s associates and associates of Tencent Group	19	46	55	63

Note:	The balance is mainly arising from user payments collected through various payment channels of Tencent Group pursuant to the Business Cooperation Agreement signed upon the Merger.

Outstanding balances were unsecured and were repayable on demand. As at December 31, 2019, 2020 and 2021 and March 31, 2022, balances included in prepayments, deposits and other assets from related parties of nil, nil, RMB10 million and RMB41 million, and balances included in other payables and accruals to related parties of RMB11 million, RMB31 million, nil and RMB1 million, respectively, were non-trade in nature and the remaining balances were trade in nature.

(c)	Key management personnel compensation

	Year ended December 31,			Three months ended March 31,
	2019	2020	2021	2021	2022
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
				(Unaudited)	(Unaudited)
Short-term employee benefits	65	62	70	17	17
Share-based compensation	233	205	153	36	33

	298	267	223	53	50

33	Contingent liabilities

The Group is involved in a number of claims pending with various courts, or otherwise unresolved as at December 31, 2019, 2020 and 2021 and March 31, 2022. These claims are mainly related to alleged copyright infringement with an aggregate amount of damages sought of approximately RMB21 million, RMB47 million, RMB57 million and RMB73 million respectively. Adverse results in these claims may include awards of damages and may also result in, or even compel a change in the Company’s business practices, which could impact the Company’s future financial results.

In addition, in September 2019 and October 2019, respectively, the Company, certain of its current and former directors and officers, and Tencent bearing the status as the Company’s controlling shareholder, were named as defendants in two putative securities class actions filed in the U.S. District Court for the Eastern District of New York and the Supreme Court of the State of New York, County of New York. Both actions, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, allege that the Company’s public filings contained material misstatements and omissions in violation of the U.S. federal securities laws. Complaints related to these claims were filed and the Company served motions to dismiss the complaints. These actions remain in their preliminary stages. With the legal advice, the Company believes these cases are without merit and intends to defend actions vigorously.

The Company is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Company does not believe that, as at December 31, 2019, 2020 and 2021 and March 31, 2022, there was at least a reasonable possibility that the Company may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The Group had made certain accruals in “Accounts payable” in the consolidated balance sheet as at December 31, 2019, 2020 and 2021 and March 31, 2022 and recognized related costs as expenses for the years ended December 31, 2019, 2020 and 2021, and the three months ended March 31, 2022. The losses accrued include judgments handed down by the court and out-of-court settlements after December 31, 2019, 2020 and 2021 and March 31, 2022, but related to cases arising on or before December 31, 2019, 2020 and 2021 and March 31, 2021 and 2022. The Company is in the process of appealing in certain cases. However, the ultimate timing and outcome of pending litigation is inherently uncertain. Therefore, although management considers the likelihood of a material loss for all pending claims, both asserted and unasserted, to be remote, if one or more of these legal matters were resolved against the Company in the same reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements of a particular reporting period could be materially adversely affected.

34	Dividends

No dividend has been paid or declared by the Company for the Track Record Period.

No dividend or distribution has been declared or paid by the Company in respect of any period subsequent to March 31, 2022.

35	Events occurring after the reporting period

In March 2022, the Group entered into a definitive agreement with M&E Mobile Limited, an associate of the Group which operates karaoke platform “Pokekara” in Japan, to acquire additional 25% of its equity interest with the consideration of approximately US$39 million. The acquisition was completed in April 2022, and M&E Mobile Limited became a non-wholly owned subsidiary of the Group. Other than the acquisition of M&E Mobile Limited, the Group also had various immaterial acquisitions subsequent to the Track Record Period with aggregate considerations which are not material to the Group.

On September 9, 2022, the Company issued 42,000,000 Class A ordinary shares to a subsidiary of the Company. These newly issued Class A ordinary shares will be provided to certain designated securities dealers under a stock borrowing and lending agreement entered by the Company and these designated securities dealers on September 15, 2022. These newly issued Class A ordinary shares held by the Company’s subsidiary will be consolidated by the Group and will not be regarded as outstanding shares of the Company.

III.	SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the Company in respect of any period subsequent to March 31, 2022 and up to date of this document.